Form 10-K, Exhibit 13
period 1993-12-31
INTERNATIONAL SHIPHOLDING CORP
filed 1994-03-25
CIK 278041

              INTERNATIONAL SHIPHOLDING CORPORATION
         SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA



The   following   summary   of  selected   consolidated
financial  data is not covered by the auditors'  report
appearing elsewhere herein.  However, in the opinion of
management   the   summary  of  selected   consolidated
financial data includes all adjustments necessary for a
fair presentation of each of the years presented.  This
summary   should  be  read  in  conjunction  with   the
consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

(All Amounts in Thousands Except Share, Per Share Data and Ratios)
                                    Year Ended December 31,
                               1993       1992        1991        1990       1989
                             _________  _________  __________  __________  ________
Revenues                     $341,651    $324,608    $328,429    $327,453   $268,955
Gross Voyage Profits         $ 64,318    $ 57,581    $ 61,303    $ 61,485   $ 56,955
Income Before Extraordinary
  Item and Cumulative
  Effect                     $  7,645    $  6,499    $ 15,233    $ 15,065   $ 12,597
Extraordinary Item           $ (1,716)         --          --          --         --
Cumulative Effect of
  Accounting Change                --    $ (3,218)         --          --         --
Net Income                   $  5,929    $  3,281    $ 15,233    $ 15,065   $ 12,597
Earnings Per Common and
 Common Equivalent Shares:
  Before Extraordinary Item
    and Cumulative Effect    $   1.26    $   0.96    $   2.66    $   2.62   $   2.24
  Extraordinary Item         $  (0.33)         --          --          --         --
  Cumulative Effect of
    Accounting Change              --    $  (0.63)         --          --         --
  Net Income                 $   0.93    $   0.33    $   2.66    $   2.62   $   2.24
Weighted Average of Common
  and Common
  Equivalent Shares         5,220,207   5,138,866   5,125,546   5,156,879  4,864,542
Total Assets                $ 518,700   $ 519,963   $ 496,994   $ 473,582  $ 422,264
Long-Term Debt (including
  Capital Lease
  Obligations)              $ 240,132   $ 231,148   $ 200,472   $ 208,048  $ 192,135
Redeemable Preferred Stock         --   $  13,548   $  13,290   $  13,034  $  12,778
Common Stockholders'
  Investment                $ 134,497   $ 124,004   $ 123,408   $ 110,789  $  99,631
Ratio of Long-Term Debt
  and Capital Lease
  Obligations to Common
  Stockholders' Investment     1.79:1      1.86:1      1.62:1      1.88:1     1.93:1
Working Capital             $  17,649   $   7,920   $  28,327   $  11,933  $  19,605
Cash Dividends Per Common
    Share                   $    0.20   $    0.20   $    0.20   $    0.20  $    0.20

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company's vessels are operated under a variety
of   charters  and  contracts.   The  nature  of  these
arrangements is such that, without a material variation
in  gross  voyage profits (total revenues  less  voyage
expenses  and  vessel  and  barge  depreciation),   the
revenues and expenses attributable to a vessel deployed
under  one  type  of  charter or  contract  can  differ
substantially  from  those  attributable  to  the  same
vessel if deployed under a different type of charter or
contract.   Accordingly,  depending  on  the   mix   of
charters  or  contracts in place  during  a  particular
accounting period, the Company's revenues and  expenses
can  fluctuate substantially from one period to another
even  though the number of vessels deployed, the number
of  voyages completed, the amount of cargo carried  and
the gross voyage profit derived from the vessels remain
relatively  constant.   As  a result,  fluctuations  in
voyage   revenues  and  expenses  are  not  necessarily
indicative  of trends in profitability, and  management
believes that gross voyage profit is a more appropriate
measure   of   operating  performance  than   revenues.
Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.

RESULTS OF OPERATIONS

       Year Ended December 31, 1993 Compared to Year Ended
                        December 31, 1992

       GROSS   VOYAGE  PROFIT.   Gross  voyage   profit
increased 11.7% to $64.3 million in 1993 as compared to
$57.6  million  in  1992.   Positively  affecting  1993
results was the deployment of the Jeb Stuart on charter
to  the  Military Sealift Command ("MSC") beginning  in
late  1992.   The  vessel  was  previously  named   the
Atlantic  Forest  and was deployed  on  less  favorable
terms  through May 1992 at which time it was taken  out
of service for drydocking and prepositioning to prepare
for the MSC charter.  Additionally, gross voyage profit
was  favorably  affected  by  an  improved  volume   of
westbound  cargo  in the Company's  foreign  flag  LASH
Trans-Atlantic liner service during 1993 as compared to
1992.  Offsetting these positive results was time  lost
to perform extended maintenance on one of the Company's
foreign  flag bulk carriers which caused the vessel  to
be  out  of service for 99 days, most of which occurred
during the third quarter of 1993.
    Through mid 1993, the Company also operated a roll-
on/roll-off ("Ro/Ro") vessel, the Rover.  The Rover had
been  operated  under a time charter to the  MSC  since
1984.   Upon  expiration of this charter in June  1993,
the  vessel had reached the end of its economic  useful
life  and was sold for demolition for $1.9 million  (as
compared  to  a  net book value of  $1.8  million).   A
portion of the proceeds was used to repay the remaining
$1.0 million debt that was secured by a mortgage on the
Rover.
    The Company currently charters nine vessels to the
MSC.   During 1993, the MSC exercised the first of  two
seventeen  month  option  periods  on  three  of  these
vessels.  These option periods extend until the  second
half  of  1994.  Three vessels are currently  operating
under their initial charter period with renewal options
exercisable  by the MSC in April 1994,  June  1994  and
March  1995.   In  1993, the Company reached  agreement
with  MSC for three Ro/Ro vessels on long-term  charter
to  make reductions in the future charter hire payments
in consideration of fixing the period of these charters
for  the full twenty-five years.  The charters will now
terminate in the years 2009 and 2010.
     Vessel and barge depreciation expense increased by
7.3%  to $23.9 million during 1993 as compared to $22.3
million  in  1992  primarily due to  additions  to  the
Company's  LASH  barge  fleet  and  capitalized   costs
associated with the barge refurbishment program during 1992.

      OTHER  INCOME AND EXPENSES.   Administrative  and
general expenses increased 6.3% to $28.2 million during
1993  as  compared  to  $26.5 million  in  1992.   This
increase  resulted  primarily  from  the  expensing  of
approximately $1.0 million of costs that related  to  a
proposed acquisition that was not consummated.  Due  to
the  passage of time, the Company expensed the  related
costs.    Bonuses  paid  to  shoreside  employees  were
higher  in  1993  than  in 1992.   The  increases  were
partially  offset  by  reduced  costs  in  other  areas
stemming   from   continuing  cost  reduction   efforts
throughout the Company.
     Interest  expense decreased to $21.2  million  in
1993  as  compared to $21.7 million in 1992,  primarily
because of lower interest rates on variable rate loans,
regularly scheduled debt payments of $36.9 million, and
prepayment  of $58.9 million of debt during  1993  from
the  proceeds of the Company's $100 million, 9%  Senior
Unsecured  Notes issued in July, 1993.  This  reduction
was  partially offset by interest incurred on the  $100
million Senior Notes.
      The Company's share of losses from unconsolidated
entities  increased from $1.4 million in 1992  to  $2.3
million  in  1993, primarily as a result of a  weakened
market  for the liquified petroleum gas carriers  owned
and  operated by A/S Havtor and A/S Havtor  Management,
which are Norwegian companies in which the Company  has
an  interest.   During the first quarter  of  1993  the
Company reported an after tax loss of $1.5 million from
these interests.  However, during the first quarter  of
1993, the Company sold an 18.5% direct interest in  A/S
Havtor  for  $7.6  million, of which $2.8  million  was
received in cash and $4.8 million was received  in  the
form of a promissory note.  The transaction reduced the
Company's  direct interest in A/S Havtor to  14.8%  and
resulted  in  a gain before taxes of $1.4  million.   A
provision for doubtful accounts equal to the pre-tax gain of $1.4 million was recorded in 1993, which will have the effect of deferring recognition of the gain until receipt of the proceeds from the promissory note, which matures in mid-1996. Since the Company is no longer represented on the board of directors of A/S
Havtor or A/S Havtor Management, has no substantive control or input regarding their operations, and holds direct and indirect ownership interest in each that are less than 20%, the investments have been accounted for commencing April 1, 1993 under the cost method of accounting which permits recognition of income only upon distribution of dividends or sale of its interest.

      INCOME TAXES.   During 1993 the Company  provided
$6.6  million for federal income taxes at the statutory
rate  of 35% as compared to a provision of $4.4 million
at  the statutory rate of 34% during 1992.  The Revenue
Reconciliation Act of 1993 provided a tax rate  of  35%
on taxable income in excess of $10 million per year beginning

January  1, 1993.  The higher tax rate resulted  in  an
adjustment  of  $764,000 as required by FASB  Statement
No.  109  for tax provisions made prior to  1993.   The
Company's   deferred  tax  liabilities  were  increased
accordingly   in   the  balance   sheet.    Income   of
unconsolidated entities is shown net of applicable taxes.

    EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT.
During     1993   the     Company   recognized      an
extraordinary  loss  of  $1.7 million,  net  of  taxes,
resulting  from prepayment penalties and the  write-off
of  deferred  loan  costs  associated  with  the  early
payment  of  high interest debt and the  redemption  of
preferred stock from the proceeds of the Company's $100
million   Senior  Notes  issued  in  July  1993.    See
Liquidity and Capital Resources.

       Year Ended December 31, 1992 Compared to Year Ended
                        December 31, 1991

       GROSS VOYAGE PROFIT.      Gross  voyage   profit
decreased 6.1% to $57.6 million in 1992 as compared  to
$61.3  million  in  1991.   Results  in  1992  compared
unfavorably   with   1991   primarily   due   to    the
participation of most of the Company's U.S. flag  fleet
in  Operation Desert Shield/Desert Storm early in 1991.
Additionally, the gross voyage profit of the  Company's
foreign  flag  LASH vessels was below  the  1991  level
primarily  due  to  the  reduced  volume  of  westbound
cargoes and, to a lesser extent, a softening of freight
rates.  Results in 1992 were also affected by the  loss
of  approximately  340 days, primarily  due  to  vessel
drydocking and positioning for charters.  This compared
favorably   with   approximately  490  drydocking   and
positioning days in 1991.  The increased out of service
days  for  drydocking and positioning in 1991 and  1992
resulted primarily from the preparation for certain MSC
charters.
      During  1989,  1990, 1991 and 1992,  the  Company
invested  an  aggregate of $96.9 million  in  extensive
LASH barge refurbishment and LASH vessel life extension
programs.   The increase in depreciation  expense  that
resulted  from  this additional capital investment  was
more   than   offset  in  1992  by  the  reduction   in
depreciation expense caused by an extension of the useful lives of the refurbished vessels and barges.
Accordingly, vessel and barge depreciation expense declined by 6.2% to $22.3 million in 1992 as compared to $23.8 million in 1991.

      OTHER INCOME AND  EXPENSES.   Administrative  and
general expense decreased 4.7% to $26.5 million in 1992
as  compared to $27.8 million in 1991 primarily due  to
overall   cost  reduction  efforts,  including  certain
salary  and wage limitations that were placed in  force
in 1992.
      Interest  expense increased to $21.7  million  in
1992  from  $20.6 million in 1991, primarily reflecting
additional financing associated with the Company's LASH
barge refurbishment and vessel life extension programs.
This  increase was partially offset by a  reduction  in
interest  rates  on  variable rate  loans  and  reduced
balances on other outstanding debt.
      During 1992, the Company received and recorded as
income  approximately $2.1 million from the  settlement
of  Waterman's 1981 transfer of investment  tax  credit
benefits.
       During   1992,   the  Company's  investment   in
unconsolidated entities reflected a net  loss  of  $1.4
million  as  compared to net income of $4.7 million  in
1991.   This  reduction primarily reflected a  weakened
market   for  the  liquified  petroleum  gas   carriers
operated  by  A/S  Havtor and  related  entities.    As
described above, the Company reduced its interest in A/S Havtor during the first quarter of 1993, and, commencing April 1, 1993, its investment in A/S Havtor has been accounted for using the cost method.

      INCOME  TAXES.  During 1992, the Company provided
$4.4 million for federal income taxes at the statutory rate of 34%, as compared to a provision of $4.8 million at the same rate in 1991. Income of unconsolidated entities is shown net of applicable taxes.

       CUMULATIVE  EFFECT  OF  ACCOUNTING  CHANGE.   In
December 1990, the Financial Accounting Standards Board
issued  Statement No. 106, "Employers'  Accounting  for
Postretirement  Benefits Other  Than  Pensions,"  which
required  that  the  expected  cost  of  postretirement
benefits  be  charged to expense during  the  years  in
which   the  employees  render  service.   The  Company
elected early implementation, effective January 1, 1992, which resulted in a cumulative adjustment for years prior to 1992 of $3.2 million, net of taxes, and was reported as a cumulative effect of a change in accounting principle in the first quarter of 1992.

OPERATING DIFFERENTIAL SUBSIDY

      For  the years ended December 31, 1993, 1992  and
1991,   the   Company   received  aggregate   operating
differential  subsidy payments of $19.3 million,  $19.7
million and $19.2 million, respectively.  The Company's
subsidy agreement expires on December 31, 1996, and all
other subsidy agreements with U.S. flag liner operators
expire  on December 31, 1997.  It is not clear at  this
point  whether the subsidies will be renewed.   If  the
subsidy  program  is not renewed the  Company  will  be
required to consider various options for its U. S. Flag
vessels   receiving  Operating  Differential   Subsidy,
including vessel modifications that would increase fuel efficiency, reduction of crew size and wages to more closely approximate those of non-subsidized vessels, reduction of other operating expenses, and/or transfer to foreign flag operations with foreign crews.

LIQUIDITY AND CAPITAL RESOURCES

       The  following  discussion  should  be  read  in
conjunction with the more detailed Consolidated Balance
Sheets  and  Consolidated  Statements  of  Cash   Flows
included  elsewhere  herein as part  of  the  Company's
Consolidated Financial Statements.
      The Company's working capital increased from $7.9
million  at  December  31, 1992  to  $17.6  million  at
December   31,  1993,  after  provision   for   current
maturities  of  long-term debt  of  $25.9  million  and
capital  lease obligations of $5.0 million.   Cash  and
cash  equivalents increased during 1993 by $1.9 million
to  a  total  of $32.8 million.  Accounts  payable  and
accrued  expenses  increased $10.5  million  or  26.9%.
Approximately  $6.4 million of that  increase  resulted
from  timing differences associated with the status  of
various  voyages at the end of the respective  periods.
Voyage   expenses  increase  as  a  voyage  progresses,
thereby increasing accrued liabilities while decreasing
billings  in  excess  of  income  earned  and  expenses
incurred.
     Positive  cash flows were achieved from operating
activities during 1993 in the amount of $55.1  million.
The  major  source  of  cash from  operations  was  net
income,   adjusted  for  non-cash provisions  such   as
depreciation, amortization and deferred income taxes.
     Net cash used for investing activities amounted to $34.3 million during 1993.

   Capital  investments included $6.2 million  for  the
refurbishment  of  LASH barges, $1.6  million  for  the
purchase of river barges, $1.7 million for construction
costs of a molten sulphur carrier, and $2.5 million  in
other  miscellaneous items.  Also,  the  Company  added
$24.3  million of deferred charge items including $18.9
million  for  drydocking  and prepositioning  and  $3.5
million  incurred  in  transaction expenses  associated
with  the  issue of $100 million Senior Notes in  July,
1993.    Net  cash  received from  investments  in  and
advances   to   unconsolidated  entities  of   $377,000
consisted   primarily  of  cash   received   from   the
aforementioned sale of an 18.5% interest in A/S  Havtor
and  cash distributions from the operations of the  two
PROBO   vessels,  net  of  cash  used  to  acquire   an
additional  11% interest in the foreign  entities  that
own and operate the two PROBO vessels.  See Notes K and
L  of the Notes to the Company's Consolidated Financial
Statements  included  elsewhere herein.   Cash  in  the
amount  of $1.6 million was also utilized in  1993  for
the purchase of the remaining 50% ownership interest in
a  company  which  operates  a  LASH  barge  intermodal
terminal located in Memphis, Tennessee.  This increased
the  Company's  interest from 50% to  100%.   Partially
offsetting these uses was $3.2 million representing the
proceeds  from the sale of the Rover and  some  surplus
LASH barges.
     Net cash used for financing activities during 1993
totalled $18.9 million.  Proceeds from the issuance  of
debt   obligations  of  $146.7  million  included  $1.2
million  received  from a medium-term  loan  associated
with  the  purchase  of 39 river barges,  $7.0  million
received  from a medium-term loan associated  with  the
barge refurbishment program, $100 million received from
the  issuance  of the 9% Senior Notes and  $30  million
drawn  under lines of credit. In late 1992 the  Company
received $8.5 million from short-term financing for the
construction  of  a sulphur carrier vessel.   In  early
1993  this amount was repaid and $8.5 million was drawn
under   an   interim   financing  agreement.   Proceeds
totalling  $4.3  million were also  received  from  the
issuance  of  427,500 shares of common stock  upon  the
exercise  of  warrants previously  granted  to  certain
holders of the Company's preferred stock.  The exercise
price  for  these warrants was $10.12 per share.   Cash
used   for   financing  activities  included  regularly
scheduled principal payments of $36.9 million for  debt
and  capital  lease  obligations, prepayment  of  $63.8
million in term debt and repayment of $45 million drawn
under  lines of credit.  Additionally $1.9 million  was
used  to  meet  preferred  and  common  stock  dividend
requirements, and $13.8 million was used to redeem  all
of the Company's outstanding preferred stock.
     On July 9, 1993 the Company issued $100 million of
9%  Senior  Notes  due  2003.   The  proceeds  of  this
unsecured  financing were used to redeem $12.4  million
of  14% senior subordinated notes, redeem $13.8 million
of outstanding preferred stock, and repay $46.5 million
of  floating rate bank debt and certain fixed rate debt
in  order to more evenly distribute future amortization
requirements.  The Company also placed $5.0 million  in
escrow  for  future  payments on  a  fixed  rate  note.
Additionally  $6.6  million was  used  to  pay  accrued
interest and transaction expenses, including prepayment
penalties.  The balance of the proceeds will be used to
finance a portion of the new molten sulphur carrier and
other potential investments.
      The Company's newbuilding molten sulphur carrier,
Hull No. 294,  is scheduled for delivery in late summer
1994.   Through  1993  the Company had  incurred  $13.9
million   of   the   estimated   delivered   cost    of
approximately  $58  million.   Of  these  costs,   $1.7
million  was paid during 1993 and the balance was  paid
in   1992.   Capitalized  interest  related   to   this
construction   totalled  $918,000  in  1993.    Interim
construction  financing on a variable  rate  basis  has
been arranged through a pool of commercial banks and is
expected  to  be repaid with permanent financing  after
construction  is  completed.  At the Company's  option,
the  construction loan can be converted to a three-year
term loan with the same banks when the vessel commences
operation.   Draws on the construction loan total  $8.7
million  with  additional draws  anticipated  in  early
1994.   During  1993 the Company received a  commitment
for  a  Title  XI  guarantee  to  cover  the  permanent
financing of this vessel although no decision has  been
made yet to use this type of financing.
      The Company reacquired, as of January 1, 1993, an
11%  interest  in  the foreign entities  that  own  and
operate the Company's two PROBO vessels, which had been
sold  in January 1991.  The additional 11% was acquired
for  $6.4  million, of which $3.5 million  was  a  cash
payment  and  $2.9 million was paid through liquidation
of   notes  receivable  due  from  the  sellers.    The
acquisition  increased the Company's interest  in  such
foreign  entities to 50%.  As of January 1,  1993,  the
Company  also sold an 18.5% interest in A/S  Havtor  as
further discussed in the Results of Operations.
      In  the  third  quarter of  1988,  the  Board  of
Directors  declared a quarterly dividend  of  $.05  per
share and has continued quarterly dividends in the same
amount  for  each  quarterly period through  the  first
quarter  1994.  The Board has expressed its  intent  to
continue to declare similar quarterly dividends in  the
future,   subject  to  the  ability  of  the  Company's
operating   subsidiaries   to   continue   to   achieve
satisfactory earnings.  Dividends on common  stock   at
the  current rate of $.05 per share amount to an annual
cash requirement of approximately $1.1 million.
      Management  believes that normal operations  will
provide  sufficient working capital and cash  flows  to
meet debt service and dividend requirements during  the
foreseeable future.
      During  1992, the Financial Accounting  Standards
Board  issued Statement No. 109, "Accounting for Income
Taxes".   This statement was adopted effective  January
1, 1993 and had no impact on the Company's financial position or results of operations primarily because the Company had adopted FASB Statement No. 96 during 1988.
      The Financial Accounting Standards Board also issued Statement No. 112, "Employers' Accounting for
Postemployment Benefits", during 1992. Adoption of the statement which is required in 1994, is not anticipated to have a material effect on the Company's financial position or results of operations.
      To meet short-term requirements when fluctuations occur in working capital, the Company has available three lines of credit totalling $15 million, which were fully drawn on an interim basis at December 31, 1992.
This amount was repaid in early 1993. At December 31, 1993, the lines were undrawn.
      The Company has not been notified that it is a potentially responsible party in connection with any environmental matters.

            INTERNATIONAL SHIPHOLDING CORPORATION
                CONSOLIDATED BALANCE SHEETS
                                   December 31,  December 31,
                                     1993          1992
ASSETS                             ___________   ___________
(All Amounts In Thousands)
Current Assets:
 Cash and Cash Equivalents         $ 32,770      $ 30,879
 Accounts Receivable, Net
  of Allowance for Doubtful
  Accounts of $470 and $475
  in 1993 and 1992, Respectively:
      Traffic                        28,303        28,519
      Agents'                         8,346         7,708
      Claims and Other                9,485         8,349
 Net Investment in Direct
  Financing Leases                    2,257         2,315
 Current Deferred Income Taxes        1,955            --
 Other Current Assets                 6,666         3,258
 Material and Supplies
  Inventory, At Cost                  7,853         7,625
                                   ________       _______
Total Current Assets                 97,635        88,653
                                   ________       _______
Investments In and Advances
 to Unconsolidated Entities          30,367        34,213
                                   ________       _______
Net Investment in Direct
  Financing Leases                   28,775        31,031
                                   ________       _______
Vessels, Property and Other
 Equipment, At Cost:
  Vessels and Barges                432,429       433,617
  Other Marine Equipment              3,842         4,133
  Terminal Facilities                17,521        13,221
  Land                                2,317         2,528
  Furniture and Equipment             9,676         7,861
                                   ________      ________
                                    465,785       461,360
Less - Accumulated Depreciation    (189,924)     (177,455)
                                   ________       _______
                                    275,861       283,905
                                   ________       _______
Other Assets:
 Deferred Charges in Process of
  Amortization                       41,992        36,224
 Acquired Contract Costs,
  Net of Accumulated
  Amortization of $ 12,122
  and $9,559 in 1993 and
  1992, Respectively                 26,781        29,344
 Due from Related Parties, Net of
  Allowance for Doubtful Accounts
  of $1,385 and $ 0 in 1993
  and 1992, Respectively              4,360           305
 Other                               12,929        16,288
                                   ________       _______
                                     86,062        82,161
                                   ________       _______
                                   $518,700      $519,963
                                   ========      ========

[FN]
The accompanying notes are an integral part of these statements.

                                   December 31,  December 31,
LIABILITIES AND STOCKHOLERS'           1993          1992
    INVESTMENT                     ___________   ___________
(All Amounts in Thousands Except Per Share Data)
Current Liabilities:
 Current Maturities of
  Long-Term Debt                   $ 25,879      $ 39,865
 Current Maturities of
  Capital Lease Obligations and
  Redeemable Preferred Stock          5,000         6,024
 Accounts Payable and
  Accrued Liabilities                49,447        38,953
 Current Deferred Income Tax
     Liability                           --         2,235
 Current Liabilities to
  be Refinanced                        (340)       (6,344)
                                   ________      ________
Total Current Liabilities            79,986        80,733
                                   ________      ________
Current Liabilities to
 be Refinanced                          340         6,344
                                   ________      ________
Billings in Excess of Income
 Earned and Expenses Incurred         4,133        10,564
                                   ________      ________
Long-Term Capital Lease
 Obligations, Less Current
 Maturities                          27,020        32,280
                                   ________      ________
Long-Term Debt, Less Current
 Maturities                         213,112       198,868
                                   ________      ________
Reserves and Deferred Credits:
 Deferred Income Taxes               35,613        24,057
 Claims and Other                    23,999        31,315
                                   ________      ________
                                     59,612        55,372
                                   ________      ________
Commitments and Contingencies

Cumulative Redeemable Preferred
 Stock, Less Current Maturities and
 Excess of Redemption Value Over Fair
 Value                                    _        11,798
                                   ________      ________
Stockholders' Investment:
 Common Stock, $1.00 Par
  Value, 10,000,000 Shares
  Authorized, 5,405,366 and
  4,977,866 Shares Issued at
  December 31, 1993 and 1992,
  Respectively                        5,405         4,978
 Additional Paid-in Capital          54,450        48,216
 Retained Earnings                   75,775        71,943
 Less - 58,755 Shares of
  Common Stock in Treasury,at
  cost, at December 31, 1993
  and 1992                           (1,133)       (1,133)
                                   ________      ________
                                    134,497       124,004
                                   ________      ________
                                   $518,700      $519,963
                                   ========      ========

[FN]
The accompanying notes are an integral part of these statements.


                INTERNATIONAL SHIPHOLDING CORPORATION
                  CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands Except Per Share Data)
                                    Year Ended  December 31,
                                    1993      1992      1991
                                 _________ _________ _________
Revenues                         $322,313  $304,872  $309,270
Operating Differential Subsidy     19,338    19,736    19,159
                                 _________ _________ _________
                                  341,651   324,608   328,429
                                 _________ _________ _________
Operating Expenses:
 Voyage Expenses                  253,386   244,711   243,344
 Vessel and Barge Depreciation     23,947    22,316    23,782
                                 _________ _________ _________
 Gross Voyage Profit               64,318    57,581    61,303

Administrative and General
  Expenses                         28,206    26,540    27,846
Gain(Loss) on Sale of Assets          374     (106)        --
                                 _________ _________ _________
 Operating Income                  36,486    30,935    33,457
                                 _________ _________ _________
Interest:
 Interest Expense                  21,245    21,679    20,563
 Investment Income                 (1,748)   (1,135)   (2,062)
                                 _________ _________ _________
                                   19,497    20,544    18,501
                                 _________ _________ _________
Other Income                           --     2,059        --
                                 _________ _________ _________

Unconsolidated Entities (Net
 of Applicable Taxes):
  Equity in Net Income (Loss)
   of Unconsolidated Entities      (2,289)   (1,421)    4,697
  Equity in Gain on Sale of
   Vessel                              --        --       806
 Gain on Sale of Equity
   Interests                          900        --        --
 Provision for Doubtful Accounts     (900)       --        --
                                 _________ _________ _________
                                   (2,289)   (1,421)    5,503
                                 _________ _________ _________
Income Before Provision for
 Income Taxes, Extraordinary
 Item and Cumulative Effect of
 Accounting Change                 14,700    11,029    20,459
                                 _________ _________ _________

Provision for Income Taxes:
 Current                              714     2,841     3,004
 Deferred                           5,851     1,562     1,822
 State                                490       127       400
                                 _________ ________  _________
                                    7,055     4,530     5,226
                                 _________ _________ _________
Income Before Extraordinary
 Item and Cumulative Effect of
 Accounting Change                  7,645     6,499    15,233
                                 _________ _________ _________
Extraordinary Loss on Early
 Extinguishment of Debt (Net
 of Income Tax Benefit of $924)    (1,716)       --        --
Cumulative Effect of Accounting
 Change (Net of Income Tax
 Benefit of $1,657)                    --    (3,218)       --
                                 _________ _________ _________
Net Income                       $  5,929  $  3,281  $ 15,233

Less:
 Preferred Stock Dividends            868     1,444     1,440
 Accretion of Discount on
    Preferred Stock                   202       257       257
                                 _________ _________ _________
Net Income Applicable to
 Common and Common Equivalent
 Shares                           $ 4,859  $  1,580  $ 13,536
                                  =======  ========  ========
Earnings Per Share:
 Income Before Extraordinary
   Loss and Cumulative Effect of
   Accounting Change              $  1.26  $    .96  $   2.66
 Extraordinary Loss               $ (0.33) $     --  $     --
 Cumulative Effect of
   Accounting Change              $    --  $   (.63) $     --
                                 --------  --------  --------
 Net Income                       $  0.93  $   0.33  $   2.66
                                 ========  ========  ========

[FN]
The accompanying notes are an integral part of these statements.

                  INTERNATIONAL SHIPHOLDING CORPORATION
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'INVESTMENT
                                     Additional
                            Common   Paid-In     Retained    Treasury
(All Amounts in Thousands)  Stock    Capital     Earnings     Stock    Total
                          _________   _________   ________    ________  _______
Balance at
 December 31, 1990        $ 4,978     $48,216     $58,795     $(1,200)  $110,789

Net Income for Year
 Ended December 31, 1991       --          --      15,233          --     15,233

Preferred Stock Dividends      --          --      (1,440)         --     (1,440)

Accretion of Discount on
 Preferred Stock               --          --        (257)         --       (257)

Cash Dividends                 --          --        (984)         --       (984)

Distribution of
Treasury Stock                 --          --          --           67        67
                          _______     _______     _______     ________  ________
Balance at
December 31, 1991         $ 4,978     $48,216     $71,347     $(1,133)  $123,408

Net Income for Year
 Ended December 31, 1992       --          --       3,281          --      3,281

Preferred Stock Dividends      --          --      (1,444)         --     (1,444)

Accretion of Discount on
  Preferred Stock              --          --        (257)         --       (257)

Cash Dividends                 --          --        (984)         --       (984)      (984)
                          _______     _______     _______     ________  ________
Balance at
 December 31, 1992        $ 4,978     $48,216     $71,943     $(1,133)  $124,004

Net Income for Year
 Ended December 31, 1993       --          --       5,929          --      5,929

Preferred Stock Dividends      --          --        (868)         --       (868)

Accretion of Discount on
 Preferred Stock               --          --        (202)         --       (202)

Cash Dividends                 --          --      (1,027)         --     (1,027)

Issuance of Stock, 427,500
 Shares Pursuant to
 Exercise of Warrants         427       6,234          --          --      6,661
                          _______     _______     _______     ________   ________
Balance at
 December 31,1993         $ 5,405     $54,450     $75,775     $(1,133)  $134,497
                          =======     =======     =======     ========  ========

[FN]
The accompanying notes are an integral part of these statements.

                 INTERNATIONAL SHIPHOLDING CORPORATION
                 CONSOLIDATED STATEMENTS OF CASH FLOW



                                     Year Ended December 31,
                                   1993        1992       1991
                                   _______    ________   ________
                                   (All Amounts in Thousands)
Cash Flows from Operating
 Activities:
  Net Income                      $  5,929    $  3,281   $ 15,233
  Adjustment to Reconcile Net
   Income to Net Cash Provided by
   Operating Activities:
     Depreciation                   24,895      23,172     24,679
     Amortization of Deferred
       Charges and Other Assets     19,785      19,043     15,346
     Provision for Deferred
       Income Taxes                  5,851       1,562      1,822
     Extraordinary Loss              1,716          --         --
     Cumulative Effect of
       Accounting Change                --       3,218         --
     Equity in Unconsolidated
       Entities                      2,289       1,421     (4,697)
     (Gain) Loss on Sale of
       Vessels and Other Property     (374)        106     (1,153)
     Changes in:
       Reserve for Claims and
         Other Deferred Credits     (5,926)     (4,919)     2,948
       Net Investment in Direct
         Financing Leases            2,314       2,140      2,350
       Unearned Income              (6,431)      6,339     (1,143)
       Other Assets                  3,267       1,702     (2,313)
       Accounts Receivable            (534)     (1,673)     3,470
       Inventories and Other
         Current Assets             (1,551)      1,160        (25)
       Accounts Payable and
         Accrued Liabilities         3,855      (2,293)   (12,533)
                                 _________   _________  _________
Net Cash Provided by
    Operating Activities            55,085      54,259     43,984
                                 _________   _________  _________
Cash Flows from Investing
 Activities:
  Purchase of Vessels and
    Other Property                 (12,044)    (60,963)   (31,484)
  Additions to Deferred Charges    (24,251)    (23,614)   (23,795)
  Proceeds from Sale of Vessels
    and Other Property               3,201       1,717        464
 Investment in and Advances to
    Unconsolidated Entities            377      (1,857)     5,977
 Other Investing Activities             --          --        (14)
 Purchase of LITCO                  (1,606)         --         --
                                 _________   _________  _________
Net Cash Used by
    Investing Activities           (34,323)    (84,717)   (48,852)
                                 _________   _________   _________
Cash Flows from Financing
 Activities:
  Proceeds from Issuance of
     Debt and Capital Lease
     Obligations                   146,748     113,540     48,189
  Reduction of Debt and
     Capital Lease Obligations    (154,224)    (87,612)   (35,946)
  Redemption of Preferred Stock    (13,750)         --         --
  Preferred and Common Stock
     Dividends Paid                 (1,895)     (2,428)    (2,422)
  Proceeds from Issuance of
     Common Stock                    4,250          --         --
                                 _________   _________  _________
Net Cash (Used in) Provided by
    Financing Activities           (18,871)     23,500      9,821
                                 _________   _________  _________
Net Increase (Decrease) in
  Cash and Cash Equivalents          1,891      (6,958)     4,953

Cash and Cash Equivalents at
  Beginning of Year                 30,879      37,837     32,884
                                 _________   _________  _________
Cash and Cash Equivalents at
  End of Year                    $  32,770   $  30,879  $  37,837
                                 =========   =========  =========

[FN]
The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
__________________
      The accompanying financial statements include the
accounts  of International Shipholding Corporation  and
its   consolidated  subsidiaries  (the  Company).   All
significant intercompany accounts and transactions have
been eliminated.
      The  Company uses the cost method to account  for
investments in entities in which it holds less  than  a
20%  voting  interest and in which the  Company  cannot
exercise  significant  influence  over  operating   and
financial activities. The Company uses the equity method to account for investments in entities in which it holds a 20% to 50% voting interest.
      Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

Voyage Accounting
________________
      Revenues and expenses relating to voyages are recorded on the percentage-of-completion method, except that provisions for loss voyages are recorded when contracts for the voyages are fixed or when losses become apparent for voyages in progress.

Vessels and Other Property
_______________________
       Costs  of  all  major  property  additions   and
betterments are capitalized.  Ordinary maintenance  and
repair  costs  are expensed as incurred.  Interest  and
finance  costs  relating to vessels, barges  and  other
equipment   under  construction  are   capitalized   to
properly  reflect  the  cost of  assets  acquired.   No
interest was capitalized in 1991.  Capitalized interest
totaled  $918,000  and $136,000  for  the  years  ended
December 31, 1993, and 1992, respectively.
      Assets under capital leases are recorded  on  the
balance  sheet under the caption Vessels, Property  and
Other Equipment (See Note G).
      For  financial  reporting purposes,  vessels  are
generally depreciated over their estimated useful  life
of  25  years from construction using the straight-line
method.   As  a  result  of major capital  improvements
during  1990, 1991 and early 1992, the useful lives  of
the  Company's LASH vessels have been extended from  25
to  30  years.   The  two pure car carriers  are  being
depreciated  over estimated useful lives of  20  years.
The coal terminal is being  depreciated over  22  years
and  the  LITCO terminal is being depreciated  over  11
years.   Other  marine equipment is  being  depreciated
predominantly over a four year period.
     The Company groups all LASH barges into pools with
estimated  useful lives corresponding to the  remaining
useful  lives  of  the  vessels  with  which  they  are
utilized.   Major barge refurbishments are  capitalized
and  included  in  the aforementioned  group  of  barge
pools.   The  estimated useful lives of the pools  have
been extended through 2003 in accordance with the extension of the vessel lives. The Company refurbished a major portion of these barges during 1990 through 1992 to allow utilization through 2003.
      From time to time, the Company disposes of barges in the ordinary course of business. In these cases, proceeds from the disposition are credited to the remaining net book value of the respective pool and future depreciation charges are adjusted accordingly.

Financial Instruments
__________________
      A  significant  portion of the Company's  traffic
receivables  are due from the United States  Government
arising primarily from contracts with the U.S. Military
Sealift  Command  (See  Note I) and  transportation  of
government  sponsored  cargo.   There  are   no   other
concentrations   of  receivables  from   customers   or
geographic  regions  that exceed 10%  of  stockholders'
investment at December 31, 1993 or 1992.
     During 1993 the Company entered into interest rate
conversion  agreements with two commercial banks.   The
floating  rate payor is the Company, and the commercial
banks are the fixed rate payors.  The floating rate and
fixed  rates at December 31, 1993 were 3.5% and  4.72%,
respectively.     The    contract    amounts    totaled
$100,000,000  at December 31, 1993 and will  expire  in
August  1996.   The  Company recognized  $  475,000  of
interest income associated with these agreements during 1993.

Income Taxes
____________
      Deferred income taxes are provided on items of income and expense which affect taxable income in one period and financial income in another.
      Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S. income taxes (See Note D).

Foreign Currency Translation
________________________
      All  exchange adjustments are charged or credited
to  income  in the year incurred.  Exchange  losses  of
$359,000, $35,000, and $466,000 were recognized for the
years   ended  December  31,  1993,  1992   and   1991,
respectively.

Dividend Policy
_____________
     The Board of Directors declared and paid dividends
of  $.05  per share for each quarter in 1993, 1992  and
1991.   Subsequent to year end a dividend of  $.05  per
common share was declared to be paid in the first quarter of 1994. The payment of dividends is subject to restrictions set forth in certain of the Company's debt instruments. The Company paid dividends on its common stock in the amount of $1,027,000 in 1993 and $984,000 during both 1992 and 1991. Such amounts did not exceed restrictions set forth in these agreements or its other debt instruments.

Net Income per Common Share
___________________________
     Primary earnings per common share are based on the
weighted  average  number of shares outstanding  during
the  period after consideration of the dilutive  effect
of  stock warrants based on the average market price of
common  stock  for  the period.  The  primary  weighted
average  number  of  common  shares  outstanding   were
5,220,207, 5,138,866, and 5,125,546 for the years ended
December 31, 1993, 1992 and 1991, respectively.

Operating Differential Subsidy Agreements
____________________________________
      The  Company operates a fleet of four  U.S.  Flag
vessels under an operating differential subsidy ("ODS")
agreement   with   the  U.S.  Maritime   Administration
("MarAd"),    an   agency   of   the   Department    of
Transportation ("DOT") under Title VI of  the  Merchant
Marine  Act of 1936, as amended.  Under this agreement,
MarAd  agrees  to  pay  the excess  of  certain  vessel
expenses  over comparable vessel expenses of  principal
foreign  competitors  in  each respective  trade  route
through the scheduled termination date of December  31,
1996.   These  vessels are employed in a liner  service
between ports on the U.S. Gulf/U.S. Atlantic Coast  and
South Asia (Trade Routes 18 and 17).
     Traffic accounts receivable include $3,486,000 and
$3,424,000 due from MarAd under these ODS agreements at
December  31,  1993  and  1992, respectively.   Subsidy
billings are based on rates furnished by MarAd.

Self-Retention Insurance
____________________
      Effective  December 1, 1993, the  Company  became
self-insured for most Personal Injury and Cargo  claims
under  $  1,000,000: and for Hull  claims  under      $
2,500,000.  The Company maintains insurance for  claims
over   the  above  amounts  and  maintains  Stop   Loss
insurance  to  cover claims below  $  1,000,000  and  $
2,500,000.  Under the Stop Loss insurance, the  Company
is  responsible for all claims under $ 1,000,000 and  $
2,500,000  until  the total amount  of  claims  between
primary  deductibles  and the  above  amounts  reach  $
10,000,000   in   the  aggregate  per  year.    Primary
deductibles are $25,000 for Hull, Personal  Injury  and
Cargo,  and $1,000 for LASH barges.  After the  Company
has   retained   $10,000,000  in  the  aggregate,   all
additional  claims  are recoverable from  underwriters.
From  February  20,  1992 until December  1,  1993, the
Company  was self-insured for most personal injury  and
cargo claims under $250,000. Provisions for losses  are
recorded  based  on  the  Company's  estimate  of   the
eventual settlement costs.

NOTE B - LONG-TERM DEBT

                                                       (All Amounts in Thousands)
                          December 31,                   Balance at December 31,
Description                1993          1992        Due        1993         1992
___________                ____          ____        ___        ____         ____
Unsecured Senior Notes -
  Fixed Rate               9.00%           --        2003       $100,000         --
Unsecured Subordinated
  Debt - Fixed Rate         --           14.00%      1997             --   $ 15,500
Fixed Rate Notes
  Payable                  8.25-10.50%   8.25-10.50% 1999-2002    82,374     80,915
Variable Rate Notes
  Payable                  4.4946-7.57%  4.41-10.0%  1994-1998    42,739    108,113
U.S. Government Guaranteed
  Ship Financing Notes
  and Bonds - Fixed Rate   6.58-7.50%    6.58-9.15%  2000         13,878     34,205
                                                                ________   ________
                                                                 238,991    238,733
Less Current Maturities                                          (25,879)   (39,865)
                                                                ________   ________
                                                                $213,112   $198,868
                                                                ========   ========

     The aggregate principal payments required for each
of  the  next  five  years  are  $25,879,000  in  1994,
$23,545,000  in 1995, $33,199,000 in 1996,  $18,537,000
in 1997, and $17,056,000 in 1998.
      Certain  of the vessels and barges owned  by  the
Company    are   mortgaged   under   debt   agreements.
Additional  collateral includes a security interest  in
certain  operating contracts and receivables.  Most  of
these  agreements, among other things,  impose  minimum
working capital and net worth requirements, as defined,
impose  restrictions on the payment of  dividends  (see
Note  A),  and  prohibit  the Company  from  incurring,
without prior written consent, additional debt or lease
obligations,  except  as  defined.   The  Company   has
consistently  met the minimum working capital  and  net
worth  requirements during the periods covered  by  the
agreements and is in compliance with these requirements
as of December 31, 1993.
       Under   the  most  restrictive  of  its   credit
agreements, the Company cannot declare or pay dividends
unless  (1)  the  total  of  (a)  all  dividends  paid,
distributions on or other payments made with respect to
the Company's capital stock during the period beginning
October  1,  1989  and ending on the date  of  dividend
declaration  or  other payment and (b) all  investments
other  than Qualified Investments (as defined)  of  the
Company  and certain designated subsidiaries  will  not
exceed the sum of $3,000,000 plus 50% (or, in case of a
loss,  minus  100%) of the Company's  consolidated  net
income  during the period described above plus the  net
cash  proceeds  received from the  issuance  of  common
stock  by the Company during the above period, and  (2)
no default or event of default has occurred.
      Certain loan agreements also restrict the ability
of   the   Company's  subsidiaries  to  make   dividend
payments,  loans or advances, the most  restrictive  of
which  contain  covenants  that  restrict  payments  of
dividends,  loans  or  advances  to  the  Company  from
Central   Gulf  Lines,  Inc.  and  Waterman   Steamship
Corporation   unless  certain  financial   ratios   are
maintained.   As  long as those ratios are  maintained,
there is no restriction on loans or advances to the Company from those two subsidiaries; however, dividends generally are restricted to 40% of the most recent four quarters' net income. Further, Sulphur Carriers, Inc.
is prohibited under a credit agreement from making any loans or advances to ISC.
    The amounts of restricted assets for unconsolidated and consolidated subsidiaries as of December 31, were as follows:

                                               (In Thousands)
                                           1993             1992
                                        __________     _________
Central Gulf Lines, Inc.                $  49,701      $  52,770
Waterman Steamship Corporation             53,345         53,140
New Combo, Inc.                               313            839
Allied Ocean Carriers, Inc.                   837            570
Sulphur Carriers, Inc.                      5,965            287
                                        _________      _________
     Total restricted net assets        $ 110,161      $ 107,606
                                        =========      =========

     On July 9, 1993 the Company issued $100 million of
9%   Unsecured Senior Subordinated Notes due 2003.  The
proceeds  of  this financing have been used  to  redeem
$12.4  million of 14% senior subordinated notes, redeem
$13.8 million of outstanding preferred stock, and repay
$46.5  million of floating rate bank debt  under  which
certain  vessels and barges were previously  mortgaged.
Additionally, $6.6 million has been used to pay accrued
interest  and transaction expenses including prepayment
penalties.   The transaction expenses were  capitalized
and are being written off over the life of the loan and
prepayment   penalties  have  been   recorded   as   an
extraordinary  loss due to the early extinguishment  of
debt  and totaled $1.716 million, $0.33 per share,  net
of  a  tax  benefit of $0.924 million. The  balance  of
proceeds received from the notes issued will be used to
finance a portion of the new molten sulphur carrier and
other potential investments.
      The  Company has available three lines of  credit
totaling  $15,000,000  none  of  which  were  drawn  at
December 31, 1993.  These lines of credit are  used  to
meet short-term requirements when fluctuations occur in
working capital. The Company is required to maintain  a
$375,000  compensating balance for one of the lines  of
credit.   This  balance is included in  Cash  and  Cash
Equivalents.
       Under  certain  of  the  above  described   loan
agreements,  deposits  are  made  into  bank  retention
accounts  to  meet the requirements of  the  applicable
agreements.   At  December  31,  1993  and  1992  these
escrowed  amounts, which are included in Cash and  Cash
Equivalents,   totaled   $5,773,000   and   $4,612,000,
respectively.


NOTE C - PENSION PLAN AND POSTRETIREMENT BENEFITS

     The Company's retirement plan covers all full-time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in certain bank common trust funds of trust quality assets and money market holdings.
      The following table sets forth the plan's funded status and pension costs recognized by the Company at December 31, 1993 and 1992.

   Actuarial Present Value of Benefit Obligations:

                                December 31,    December 31,
                                  1993             1992
(All Amounts in Thousands)      ___________    _____________
Vested Benefit Obligation          $ 7,914      $ 7,199
                                   =======      =======
Accumulated Benefit Obligation     $ 8,060      $ 7,297
                                   =======      =======
Projected Benefit Obligation       $(9,320)     $(8,232)
Plan Assets at Fair Value           10,125        8,760
                                   _______      _______
Projected  Benefit Obligation
  Less Than Plan Assets            $   805      $   528
Unrecognized Net Gain                 (877)        (921)
Prior Service Cost Not Yet
  Recognized in Net Periodic
  Pension Cost                         106          123
Unrecognized Net Obligation
  Being Recognized
  Over 15 Years                        520          594
                                   _______      _______
Accrued Pension Asset              $   554      $   324
                                   =======      =======

Net Periodic Pension Cost:
                               1993     1992     1991
                               ____     ____     ____
Service Cost                  $  396   $  387   $  384
Interest Cost on Projected
 Benefit Obligation              630      589      538
Actual Return on Plan Assets  (1,033)    (293)  (1,460)
Net Amortization and Deferral    343     (362)   1,024
                              ______   ______   ______
Net Periodic Pension Cost     $  336   $  321   $  486
                              ======   ======   ======



      Actuarial assumptions used to develop the components of pension expense for the years ended December 31, 1993, 1992 and 1991 were as follows:

                              1993    1992    1991
                              ____    ____    ____
Discount Rate                 7.5%    8.0%    8.0%
Rate of Increase in Future
  Compensation Levels         6.0%    6.0%    6.0%
Expected Long-term Rate of
  Return on Assets            8.5%    8.5%    8.5%

      Crew members on the Company's U.S. flag vessels belong to union-sponsored pension plans. The Company contributed approximately $2,495,000, $2,248,000 and $2,021,000 to these plans for the years ended December 31, 1993, 1992 and 1991, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.
      In December 1990, the Financial Accounting Standards Board issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This new standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service and must be adopted for fiscal years beginning after December 15, 1992.
      The Company elected early implementation effective January 1, 1992 which has resulted in a cumulative adjustment for years prior to 1992 of $4,875,000 (with a tax benefit of $1,657,000) and has been reported as a cumulative effect of a change in accounting principle in 1992. This negative impact of $3,218,000 on 1992 reported financial position and results of operations resulted from the significant change in the Company's previous policy of recognizing these benefit costs on a cash basis rather than when service is rendered. The change to the new accounting standard resulted in a reported annual expense amount of $455,000 and $438,000 for 1993 and 1992, respectively. On a cash basis, annual expenses related to the above benefits approximated $458,000 in 1991.

     The Company's postretirement benefit plans currently provide medical, dental and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' combined funded status reconciled with the amount included in the Company's balance sheet classification Reserves and Deferred Credits at December 31, 1993 and 1992 (All Amounts in Thousands):

     Accumulated Postretirement Benefit Obligation:
                                              1993        1992
                                              ____        ____
Retirees                                      $(3,626)    $(3,241)
Fully eligible active plan participants        (1,406)     (1,455)
Other active plan participants                 (1,467)       (400)
                                             _________   _________
                                               (6,499)     (5,096)
Plan Assets at Fair Value                          --          --
                                             ________   _________
Accumulated Postretirement Benefit
  Obligation in Excess of Plan Assets          (6,499)      (5,096)
Prior Service Cost not yet recognized
  in expense                                    1,250           --
Unrecognized Transition Obligation                 --           --
                                              _______     _______
Accrued Postretirement Benefit Cost
        in the Balance Sheet                  $(5,249)    $(5,096)
                                              ========    ========

Net  post retirement benefit cost includes the following components:
                                1993    1992
                                ____    ____
Service Cost                  $   10  $    9
Interest Cost on Accumulated
  Postretirement Benefit
  Obligation                     445     429
Return on Assets                  --      --
Net Amortization                  --      --
                              ______   _____
Net Postretirement
  Benefit Cost                $  455  $  438
                              ======  ======

       The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.5%. The health care cost trend rate was assumed to be 14% for years 1993 through 1995, then the trend rate was assumed to decline by 3.0% every three years until the year 2002 at which time the rate remains 5.0%. The dental care cost trend rate was assumed to be 8.0% for years 1993 through 1995, then the trend rate was assumed to decline by 1.0% every 3 years until the year 2002 at which time the rate remains 5.0%.
     If the health and dental care cost trend rate were increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1993 would have increased approximately $717,000 or 11%. The effect of this change on the aggregate of service and interest cost for 1993 would have been an increase of approximately $32,000 or 7%.
      The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.
      In November 1992, the Financial Accounting Standards Board issued Statement 112, "Employers' Accounting for Postretirement Benefits", which requires adoption for fiscal years beginning after December 15, 1993. The new standard requires an obligation to be recorded if the following four conditions are met: (1) the obligation is attributable to employees' services already rendered, (2) employees' rights to those benefits accumulate or vest, (3) payment of the benefit is probable and (4) the amount of the benefit can be reasonably estimated. This is a change from the Company's current policy of recognizing these costs on a cash basis. Adoption is not anticipated to have a material impact on the Company's financial position or results of operations.

NOTE D - INCOME TAXES

      The Federal income tax returns of the Company are
filed  on a consolidated basis and include the  results
of  operations  of its wholly-owned U.S.  subsidiaries.
Pursuant to the Tax Reform Act of 1986, the earnings of
foreign subsidiaries ($11,904 in 1993, $43,425 in  1992
and $4,249,840 in 1991) are also included.
      Prior  to  1987, deferred income taxes  were  not
provided   on   undistributed   foreign   earnings   of
$6,689,245,  all  of  which  are  expected  to   remain
invested  indefinitely.   In accordance  with  the  Tax
Reform   Act  of  1986,  commencing  in  1987  earnings
generated    from    profitable   controlled    foreign
subsidiaries are subject to Federal income taxes.
       In   February  1992,  the  Financial  Accounting
Standards   Board   issued   Statement   of   Financial
Accounting  Standards No. 109, "Accounting  for  Income
Taxes",  which  superseded  accounting  standards   for
income  taxes which the Company adopted in  1988.   The
Company adopted Statement No. 109 effective January  1,
1993 and adoption had no impact on the Company's financial position or results of operations.

        Components    of   the   net    deferred    tax
liability/(asset) are as follows:
                      December 31,     December 31,
                           1993            1992
                      ____________     ____________
(All Amounts in Thousands)
Gross Liabilities:
  Fixed Assets        $33,102          $32,630
  Deferred Charges      9,465            6,880
  Unterminated voyage
     revenue/expense    2,603            2,639
  Intangible Assets     9,373            9,977
  Other liabilities     2,274            1,001
Gross Assets:
  Insurance and claims
     reserve           (4,876)          (6,240)
  Net operating loss
    carryforward/
    unutilized
    deficit            (9,509)         (12,540)
  Valuation Allowance     879              879
  Other assets         (9,653)          (8,934)
                      ________        _________
Total deferred
  tax liability, net  $33,658          $26,292
                      =======          =======

      Deferred tax liability increased during 1993  due
to  the recognition of the deferred federal income  tax
expense   of  $5,851,000.   In  addition  the   Company
reclassified  a  deferred tax liability  of  $1,890,000
from  Investments  in  and Advances  to  Unconsolidated
Entities  upon  the sale of an 18.5%  interest  in  A/S
Havtor as further discussed in Note K. A deferred tax asset of $375,000 was included in the assets acquired from LITCO as further discussed in Note K.

      The  following is a reconciliation of the  U.  S.
statutory tax rate to the Company's effective tax rate for the years ended December 31, 1993, 1992 and 1991:

                            Year  Ended  December 31,
                            _________________________
                         1993      1992      1991
                         ____      ____      ____
Statutory Rate         35.0%     34.0%     34.0%
State Income Taxes      3.3%      1.2%      1.9%
Goodwill Amortization     --      1.8%       .6%
Investment Tax Credit
  Amortization            --        --      (.9%)
(Income) Loss of
  Unconsolidated
  Entities              5.1%      3.0%     (7.7%)
Gain on Sale of Vessel    --        --     (2.0%)
Tax Rate Adjustment     5.2%        --        --
Other                   (.6%)     1.1%      (.4%)
                       -----     -----     -----
                       48.0%     41.1%     25.5%
                       =====     =====     =====

      The Company has available at December 31, 1993, unused operating loss carryforwards of $ 21.2 million and unused foreign deficits of $5.9 million. The operating loss carryforwards will expire in 2001.
      On  August  10,  1993, the Revenue Reconciliation
Bill of 1993 was signed by the President providing for an effective tax rate of 35%. The effect of this increase from 34% to 35% was to increase the deferred tax liability by $764,000 for periods prior to January
1, 1993. This increase was recorded as an increase to the Provision for Income Taxes for 1993 as well as an increase to the Deferred Income Taxes shown on the Balance Sheet.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

     The Company was a party to agreements with certain
corporations  controlled by members  of  the  Company's
management  to  charter 39 river barges owned  by  such
corporations  for  use  in the Company's  domestic  and
international  operations.  The Company  paid  $440,000
for  the period ended April 30, 1993 and $1,342,000 and
$1,338,000 for the years ended 1992 and 1991  in  barge
rentals  under  the agreements.  The Company  purchased
these  barges for $1.6 million in the aggregate in  May
of 1993.
      During  1991, the Company paid a barge  operating
company   approximately  $767,000  to   supervise   its
Mississippi  River towing operation in connection  with
its  coal  transportation contract.  A  member  of  the
Company's management was a director of this corporation
through July, 1991.
       During  1990,  the  Company  sold  one  if   its
subsidiaries to a former employee at a sales  price  of
$500,000.     Collections  on  this   receivable   were
$101,000,  $92,000 and $83,000 in 1993, 1992 and  1991,
respectively.   At  the end of 1993, the  Company  sold
another subsidiary to the same party for a sales  price
of  $692,000.   The  total  receivable  due  from  this
related party at December 31, 1993 was $965,000 and  is
to  be  received over a 10 year period with an interest
rate  of 6% for the first five years and LIBOR plus  2%
thereafter.
       During  1992,  the  Company  sold  one  of   its
subsidiaries to a former employee at a sales  price  of
$250,000.  No  material gain or loss was recognized  on
this transaction.
      Since the Company's inception, the legal firm  of
Jones, Walker, Waechter, Poitevent, Carrere and Denegre
has  been  utilized for various legal services.  During
1992,  a  son of the President of the Company became  a
partner of the firm.  The Company made payments to  the
firm  totaling approximately  $1,781,000 and $1,851,000
for the years ending 1993 and 1992, respectively.
     Combined amounts due to related parties associated
with  the  above  listed transactions were  $43,000  at
December 31, 1993 and were included in Accounts Payable
and  Accrued  Liabilities.  No  amounts  were  due   at
December 31, 1992.
       Combined   amounts  due  from  related   parties
associated  with the above listed transactions  were  $
965,000  and  $305,000 at December 31, 1993  and  1992,
respectively  and  were included in  Due  From  Related
Parties. The total amount in Due From Related Parties also includes a receivable in the amount of $4,780,000, net of an allowance of $1,385,000 as further discussed in Note K.

NOTE F - COMMITMENTS AND CONTINGENCIES

       The   Company  has  entered  into  a   long-term
transportation   contract  with  a  natural   resources
company   for  which  it  is  having  built  a   24,000
Deadweight Ton Molten Sulphur Carrier vessel which will
be  employed to carry molten sulphur from Louisiana  to
Florida.   The vessel, now known as Hull  294,  is  now
under  construction in a shipyard in Louisiana  and  is
expected  to deliver in late summer 1994 at which  time
it   will   begin   service  under  the  aforementioned
transportation  contract.   The  Company  has  received
interim financing commitments of up to $43,000,000 from
U.S.  banks  to  fund approximately 75%  of  the  total
construction cost of the vessel.  At December 31,  1993
the   Company  had  received  $8,662,000   of   interim
financing on this commitment which represented  75%  of
the construction costs incurred to date.
      As of December 31, 1993, 17 of the 24 ocean-going
vessels  that the Company owns or operates  were  under
various contracts extending beyond 1993 and expiring at
various   dates   through  2010.   Certain   of   these
agreements also contain options to extend the contracts
beyond their minimum terms.
      The Company acts as a 10% guarantor for repayment
of funds borrowed by a limited partnership in which the
Company  holds a 10% interest as further  discussed  in
Note  K.   The  Company's share  of  the  guarantee  is
approximately $3,500,000.
      The  Company  also maintains a $600,000  line  of
credit   to   cover  standby  letters  of  credit   for
membership in various shipping conferences.
      The  Company  has an agreement with the  Seamen's
Church  Institute of New York and New Jersey to aid  in
paying  the  cost of a new building.   The  Company  is
committed to contribute annual installments of  $60,000
through 1995.

NOTE G - LEASES

     In 1988, the Company entered into direct financing
leases  of two foreign flag pure car carriers  expiring
in  the  year  2000.   The schedule of  future  minimum
rentals to be received under these direct financing leases in effect at December 31, 1993 is as follows:

                                   Receivables Under
(All Amounts in Thousands)            Financing Leases
                                   --------------------
Year Ended December 31,
     1994                                  $  6,024
     1995                                     5,668
     1996                                     5,328
     1997                                     4,972
     1998                                     4,621
     Thereafter                               5,579
                                             ------
Total Minimum Lease Payments Receivable      32,192
Estimated Residual Values of
   Leased Properties                         18,000
Less Unearned Income                        (19,160)
                                             -------
Total Net Investment in Direct
   Financing Leases                          31,032
Current Portion                              (2,257)
                                             -------
Long-term Net Investment in Direct
     Financing Leases at December 31, 1993 $ 28,775
                                           ========

     The Company is also a party to a capital lease agreement for two LASH vessels. The term of the lease is twenty years. Upon expiration of the lease in the Fourth Quarter of 1994, the Company has a right of first refusal to purchase these leased capital assets at their fair market value.
     The Company entered into sale-leaseback agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years.
      The aforementioned capital leases are included in Vessels, Property and Other Equipment as follows:

(All    Amounts   in   Thousands)
                               1993           1992
                              ______         ______
Vessels and LASH barges       $ 45,779       $ 45,779
Less Accumulated Depreciation   17,341         12,319
                              ________       ________
            Total             $ 28,438       $ 33,460
                              ========       ========

      The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1993:

                                   Payments Under
(All  Amounts  in Thousands)       Capital Leases
Year Ended December 31,            ______________
     1994                            $  12,390
     1995                                3,705
     1996                                3,705
     1997                                4,061
     1998                                4,450
     Thereafter                         19,687
                                     _________
                                     $  47,998
     Less -
       Amount Representing Interest    (15,978)
                                     _________
     Present Value of Future Minimum
       Payments (Based on a Weighted
       Average of 10.0%)             $  32,020
                                     =========

      The following is a schedule, by year, of future minimum payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year as of December 31, 1993:

                                 Payments Under
(All   Amounts  in  Thousands)   Operating Leases
Year Ended December 31,          ________________
     1994                        $ 2,503
     1995                          2,173
     1996                          2,034
     1997                          2,000
     1998                          1,382
     Thereafter                    2,316
                                ________
     Total Future
        Minimum Payments         $12,408
                                ========

NOTE H - DEFERRED CHARGES
      The  Company defers certain costs related to  the
acquisition of vessel operating contracts, the cost  of
placing  vessels  in  service, and  the  drydocking  of
vessels.   The  costs  of acquiring   vessel  operating
contracts and vessel prepositioning are amortized  over
the  applicable contract periods.  Deferred  drydocking
costs are amortized over the period between drydockings
(generally  two to five years).  Financing charges  are
amortized   over  the  life  of  the  applicable   debt
involved.    Deferred  costs  are  comprised   of   the
following:

                                  Year Ended December 31,
(All Amounts in Thousands)               1993       1992
                                        ______    _______
Drydocking                              $32,722   $27,357
Prepositioning                              832     2,168
Financing Charges and Other               8,438     6,699
                                        _______   _______
                                        $41,992   $36,224
                                        =======   =======

     The Company amortizes acquired contract cost  over
the  contracts'  useful lives using  the  straight-line
method  of  amortization.  The acquired  contract  cost
represents the portion of  the purchase price paid  for
Waterman Steamship Corporation applicable primarily  to
that  company's maritime prepositioning ship  contracts
and  operating differential subsidy agreements.   These
costs are being amortized over useful lives ranging from seven to 21 years from the acquisition date.

NOTE I - SIGNIFICANT OPERATIONS

      The  Company  has  several  medium  to  long-term
contracts  regarding the operations of various  vessels
(See   Note   F),  from  which  revenues  represent   a
significant  amount  of  the Company's  total  revenue.
Revenues  from  the  contracts with the  United  States
Military Sealift Command were $82,239,000, $68,222,000, and $65,607,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Additionally, the Company operates four U.S. Flag LASH vessels on subsidized liner service between the U.S. Gulf and South Asia
(Trade Routes 18 and 17). Revenues, including ODS, from this operation were $143,811,000, $140,671,000 and
$145,865,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE J - REDEEMABLE PREFERRED STOCK

      In  1987 and 1989, the Company issued 85,000  and
25,000 shares, respectively, of cumulative redeemable preferred stock, together with warrants to purchase shares of common stock. The coupon rate and warrants were adjustable under certain conditions. As of 1993, the coupon rate on the preferred stock ranged from 8.822% to 10.898%, and the number of shares of common stock purchasable under the warrants totaled 427,500.
      During 1993, the Company redeemed the remaining preferred stock outstanding of $13.750 million at a total redemption cost including accrued interest and prepayment penalties of $14.178 million. The warrant holders exercised their rights under the warrants to purchase the 427,500 shares of common stock at an exercise price of $10.12 per share.

NOTE K - UNCONSOLIDATED ENTITIES

     At December 31, 1992, the Company held a one-third
interest  in  A/S  Havtor,  a  Norwegian  company  that
manages  and charters-out vessels specializing  in  the
transportation  of  liquid petroleum  gas  and  various
chemical  products. During the first quarter  of  1993,
the Company sold an 18.5% direct interest in A/S Havtor
for a sales price of approximately  $7,557,000 of which
$2,777,000  was  received in cash  and  $4,780,000  was
received  in  the  form  of  a  promissory  note.   The
transaction  reduced the Company's direct  interest  in
A/S  Havtor to 14.8% and resulted in an after tax  gain
of  approximately  $900,000. Payment of  principal  and
interest on the note receivable is due upon maturity in
mid-1996.  The  note is included in  Due  From  Related
Parties,  net  of  an allowance for  doubtful  accounts
equal  to  the after tax gain of $ 900,000, which  will
have  the  effect of deferring recognition of the  gain
until receipt of the proceeds from the promissory note.
Since the Company is no longer represented on the board
of  directors  of A/S Havtor or A/S Havtor  Management,
has  no  substantive control or input  regarding  their
operations  and  its direct and indirect  ownership  in
both  is  now  below  20%, the  investments  have  been
accounted for since April 1, 1993 under the cost method
of accounting, which permits recognition of income only
upon distribution of dividends or sale of interest.
       The   Company's   investment   in   A/S   Havtor
approximated $3,400,000 and $8,700,000 at December  31,
1993 and 1992, respectively. Undistributed earnings for
the  investment  included  in  the  Company's  retained
earnings  at December 31, 1993 and 1992 were $2,468,000
and   $7,100,000,  respectively.   No  dividends   were
received  in  1993, 1992 or 1991.  The Company     also
has  a 14% equity interest in A/S Havtor Management,  a
Norwegian ship management company affiliated  with  A/S
Havtor.    The  Company's  investment  in  A/S   Havtor
Management  approximated $3,200,000 and  $3,800,000  at
December    31,    1993   and   1992,     respectively.
Undistributed earnings from the investment included  in
the  Company's retained earnings at December  31,  1993
and  1992 were $3,000,000 and $3,500,000, respectively.
No dividends were received in the years 1993, 1992 or 1991.
     Following is a summary of combined financial data of A/S Havtor and A/S Havtor Management for the periods indicated:

                                     September 30,
                                     1992     1991
                                    ______   ______
                                      (Audited)
(All Amounts in Thousands)
Current Assets                     $ 32,444  $ 27,825
Non-current Assets                   62,013    78,314
                                   --------  --------
     Total Assets                  $ 94,457  $106,139
                                   ========  ========

Current Liabilities                $  1,750  $  5,292
Non-current Liabilities              20,062    23,345
Equity                               72,645    77,502
                                   --------  --------
    Total Liabilities and
      Shareholder's Equity         $ 94,457  $106,139
                                   ========  ========

                                  Twelve Months Ended
                                     September 30,
                                  1992       1991
                                  ____       ____
                                    (Audited)
Gross Revenues/Equity in
    Earnings (Losses) of
    Investees                     $(4,215)   $42,476
                                  ========   =======
Gross Profit (Loss)               $(7,266)   $39,751
                                  ========   =======
Net Income (Loss)                 $(5,487)   $20,031
                                  ========   =======

      At  December  31, 1992, the Company  held  a  39%
equity interest in a foreign entity, Bulkowner's  1984,
which  was  formed to construct and own two newly-built
combination dry cargo/ petroleum products PROBO vessels
which  delivered in 1989.  In January 1991, the Company
sold  4%  of  its interest in Bulkowner's 1984  to  A/S
Havtor  and 7% of its interest in Bulkowner's  1984  to
A/S   Havtor   Management  for   a   sales   price   of
approximately $7,100,000. The transaction resulted in a
gain  before  taxes of $1,200,000 and   net  cash  flow
before  income  taxes of $3,500,000. During  the  first
quarter  of  1993,  the  Company  reacquired  this  11%
interest in Bulkowner's 1984.  This additional interest
was  acquired  for  approximately $6,359,000  of  which
$3,463,000 was a cash payment and $2,896,000  was  paid
through  cancellation of notes receivable due from  the
sellers  that  previously had  been  delivered  to  the
Company  as partial consideration for the 1991 sale  of
the  4%  and 7% interests in Bulkowner's 1984 described
above.    The   acquisition  increased  the   Company's
interest  to  50%.  The Company's investment  in  ($9.6
million)  and  advances to ($13.0 million)  Bulkowner's
1984 approximated $22,600,000 at December 31, 1993.

     Following is a summary of unaudited financial data of Bulkowner's 1984:

                                     October 31,
                                 1993      1992
                               ________   ________
(All Amounts in Thousands)
Current Assets                 $23,048   $22,326
Non-current Assets              45,497    48,422
                               ______    _______
     Total Assets              $68,545   $70,748
                               =======   =======
Current Liabilities            $ 2,785   $14,761
Non-current Liabilities         59,226    47,053
Equity                           6,534     8,934
                               -------   -------
     Total Liabilities and
     Shareholder's Equity      $68,545   $70,748
                               =======   =======

                   Twelve Months Ended October 31,
                       1993      1992     1991
                    _________ _________ _________
Gross Revenues       $8,809    $8,252   $11,132
                     =======   ======== ========
Gross Profit         $3,919    $2,792   $6,571
                     ========  ======== ========
Net Income           $1,126    $   33   $1,975
                     ========  ======== ========

      During 1990, the Company agreed to participate in
a  limited  partnership  (10%  interest)  with  certain
Norwegian  interests to construct and own  a  Liquified
Petroleum  Gas  (LPG) carrier which  was  delivered  in
April 1993.  The Company has contributed $ 2,092,000 in
equity  funds as of December 31, 1993.  The Company  is
also  acting as  a 10% guarantor for repayment of funds
borrowed  to construct the LPG carrier.  The  Company's
share of the guarantee is approximately    $ 3,500,000.
      The  Company  has  a 50% interest  in  a  foreign
entity, Marco Shipping Company, (PTE.), Ltd. ("Marco"),
which  acts  in  an  agent capacity on  behalf  of  the
Company.  The Company's investment in Marco at December
31, 1993 approximated $170,000.
      During  1993, the Company purchased the remaining
50%   interest  in  a  LASH  barge  intermodal  company
("LITCO") for $1.9 million.  The acquisition  has  been
accounted  for as a purchase and the results  of  LITCO
have  been  included  in the accompanying  consolidated
financial  statements  since the date  of  acquisition.
The  cost of the acquisition has been allocated on  the
basis  of the estimated fair market value of the assets
acquired  and the liabilities assumed. This  allocation
resulted in goodwill of approximately $324,000 which is
being amortized over 10 years.
      Income  of  foreign  unconsolidated  entities  is
recorded  net  of  applicable  taxes  of  approximately
$2,586,000  in  1991. In 1992 and  1993,  a  loss  from
unconsolidated entities is recorded net  of  applicable
tax  benefits of approximately $701,000 and $1,405,000,
respectively.   Investments   in   and   advances    to
unconsolidated entities is shown net of deferred taxes of $4,538,000 and $8,142,000 at December 31, 1993 and
1992, respectively.

NOTE L - CASH FLOW INFORMATION

                                Year  Ended  December 31,
(All   Amounts  in  Thousands)     1993      1992      1991
                                   ____      ____      ____
Non-Cash Investing and
 Financing Activities:
  Accounts Payable to
    be Refinanced                  $ 340     $ 6,344  $33,372
  Owner Financed Vessel and
    Deferred Charge Acquisition       --          --      574

Cash Payments:
  Interest Paid Net of
    Capitalized Interest          20,510      20,005   22,527
  Taxes Paid                       3,087       4,596    8,590

      As  discussed in Note K, during 1993 the  Company
reacquired  an  11%  interest  in  a  foreign   entity,
Bulkowner's 1984.  Notes receivable from the sellers in
the amount of $2,896,000 were canceled as a part of the
purchase  price.  The Company also sold an interest  in
A/S  Havtor  in 1993 for $7,557,000 of which $2,777,000
was  received in cash and $4,780,000 in the form  of  a
promissory note which is included in Other Assets:  Due
from Related Parties.
     For purposes of the accompanying statement of cash
flows,   the  Company  considers  highly  liquid   debt
instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

       In   December  1991,  the  Financial  Accounting
Standards   Board   issued   Statement   of   Financial
Accounting  Standards No. 107, "Disclosures About  Fair
Value of Financial Instruments", which is effective for
financial  statements issued for  fiscal  years  ending
after  December 15, 1992.  This statement requires  all
entities   to  disclose  the  fair  value  of   certain
financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Debt
____
      The fair value of the Company's debt is estimated
based on the current rates offered to the Company.   At
December  31,  1993  the estimated fair  value  of  the
Company's outstanding debt is $242,416,000 as  compared
to  a carrying value of $238,991,000.  At December  31,
1992   the   estimated  fair  value  of  the  Company's
outstanding debt was $241,661,000 as compared to a carrying value of $238,733,000.

Interest Rate Swap Agreement
__________________________
      The  fair  value of interest rate  swaps  is  the
estimated amount that the Bank would receive or pay  to
terminate  the  swap agreements at the reporting  date,
taking  into  account  current  market  conditions  and
interest  rates.   At December 31,  1993  the  carrying
value of the net unrealized gains approximated $598,000
as compared to a fair value of $633,000.
      FASB 107 does not require disclosure of the  fair
value  of  all balance sheet classifications including,
but not limited to certain vessels, property, plant and
equipment, direct financing leases or intangible assets
which  may  have a fair value in excess  of  historical
cost.   Therefore, this statement does not  purport  to
represent the fair value of the Company.

NOTE N - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Detailed below are the components of the Balance Sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.

                                             1993           1992
(All Amounts in Thousands)                  ______         ______
Trade Accounts Payable                      $ 5,572        $ 4,894
Accrued Salaries and Benefits                 1,678            303
Accrued Voyage Expenses                      34,492         28,711
Accrued Interest                              7,705          5,340
Taxes Payable                                    --           (295)
                                            _______        _______
                                            $49,447        $38,953
                                            =======        =======

NOTE O - QUARTERLY FINANCIAL INFORMATION -  (Unaudited)

                                  Quarter Ended
                         March 31  June 30  Sept. 30  Dec. 31
                         ________  _______  ________  _______
              (All amounts in thousands except per share data)
1993 Revenue             $83,997   $89,843  $82,214   $85,597
     Expense              68,266    72,623   66,876    69,568
     Gross Voyage Profit  15,731    17,220   15,338    16,029
     Income Before
       Extraordinary
       Item                1,056     3,184    1,465     1,940
     Extraordinary Item      --    (1,703)     110      (123)
     Net Income            1,056     1,481    1,575     1,817
     Earnings per Common
      and Common
      Equivalent Share:
         Primary:
         Income Before
          Extraordinary
          Item              0.12      0.54     0.24      0.36
         Extraordinary
          Item                --     (0.33)    0.02     (0.02)
         Net Income         0.12      0.21     0.26      0.34

1992 Revenue             $76,627   $81,694  $82,395   $83,892
     Expense              62,239    66,829   69,456    68,503
     Gross Voyage Profit  14,388    14,865   12,939    15,389
     Income Before
      Cumulative Effect
      of Accounting
      Change               2,282     1,901    1,919       397
     Cumulative Effect
      of Accounting
      Change              (3,218)       --       --        --
     Net Income             (936)    1,901    1,919       397
     Earnings per Common
      and Common
      Equivalent Share:
        Primary:
         Income Before
          Cumulative
          Effect of
          Accounting
          Change            0.37      0.29     0.30      0.00
         Cumulative Effect
          of Accounting
          Change           (0.63)       --       --        --
         Net Income        (0.26)     0.29     0.30      0.00

1991 Revenue             $89,372   $82,383  $79,532   $77,142
     Expense              72,004    66,108   66,277    62,737
     Gross Voyage Profit  17,368    16,275   13,255    14,405
     Net Income            4,713     3,573    3,422     3,525
     Earnings per Common
      and Common
      Equivalent Share:
      Primary:
       Net Income           0.85      0.62     0.59      0.61

[FN]
First quarter of 1992 amounts have been restated to reflect the cumulative effect of an accounting change.


COMMON STOCK PRICES AND DIVIDENDS FOR EACH QUARTERLY
PERIOD OF 1992 AND 1993

(Source:
   New York Stock Exchange)

                                                     Cash
                                                  Dividends
1992                  High          Low              Paid
- -------             -------        ------         ---------------
1st Quarter         24 3/4         21 1/4         .05/Share
2nd Quarter         24 7/8         20 7/8         .05/Share
3rd Quarter         21 7/8         18             .05/Share
4th Quarter         19 7/8         16 1/2         .05/Share

                                                     Cash
                                                  Dividends
1993                High      Low                    Paid
- ------              ____      ____                _________
1st Quarter         21 1/2         18 1/8         .05/Share
2nd Quarter         23 7/8         20 7/8         .05/Share
3rd Quarter         23 1/4         19 3/8         .05/Share
4th Quarter         22 5/8         18 1/2         .05/Share

Approximate Number of Common Stockholders of Record at March 1, 1994 - 994

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To   The   Stockholders  of  International  Shipholding
Corporation:

     We  have  audited  the  accompanying  consolidated
balance sheets of International Shipholding Corporation
(a Delaware corporation) and subsidiaries (the Company)
as  of  December  31, 1993 and 1992,  and  the  related
consolidated   statements   of   income,   changes   in
stockholders' investment and  cash flows  for  each  of
the  three years in the period ended December 31, 1993.
These  financial  statements are the responsibility  of
the  Company's  management.  Our responsibility  is  to
express an opinion on these financial statements  based
on   our  audits.   We  did  not  audit  the  financial
statements  of  A/S  Havtor and  subsidiaries  and  A/S
Havtor  Management  and  subsidiaries  ("Havtor"),  the
investment  in  which is reflected in the  accompanying
financial   statements  using  the  equity  method   of
accounting  through March 31, 1993 (see  Note  K).  The
combined  investment  in  Havtor  represents  2.4%   of
consolidated total assets as of December 31, 1992,  and
the  equity  in  the combined Havtor net income  (loss)
represents   (18.9%)  and  30.3%   of   the   Company's
consolidated  income  before  extraordinary  loss   and
cumulative effect of accounting change, for  the  years
ended  December  31, 1992 and 1991, respectively.   The
statements of Havtor for 1992 and 1991 were audited  by
other  auditors whose report has been furnished  to  us
and  our  opinion, insofar as it relates to the amounts
included  for Havtor, is based solely on the report  of
the other auditors.
   We conducted our audits in accordance with generally
accepted  auditing standards.  Those standards  require
that we plan and perform the audit to obtain reasonable
assurance  about whether the financial  statements  are
free  of  material  misstatement.   An  audit  includes
examining,  on  a test basis, evidence  supporting  the
amounts  and  disclosures in the financial  statements.
An   audit   also  includes  assessing  the  accounting
principles  used  and  significant  estimates  made  by
management, as well as evaluating the overall financial
statement  presentation.  We believe  that  our  audits
provide a reasonable basis for our opinion.
    In  our opinion, based on our audits and the report
of  the other auditors for 1992 and 1991, the financial
statements  referred to above present  fairly,  in  all
material  respects, the consolidated financial position
of    International   Shipholding    Corporation    and
subsidiaries as of December 31, 1993 and 1992, and  the
consolidated  results of its operations  and  its  cash
flows  for each of the three years in the period  ended
December 31, 1993 in conformity with generally accepted
accounting principles.
    As discussed in Note C to the financial statements,
the  Company  changed  its  method  of  accounting  for
postretirement   benefits  in  1992  to   comply   with
provisions  of  Statement  No.  106  of  the  Financial
Accounting Standards Board.
                              Arthur Andersen & Co.
New Orleans, Louisiana
January 18, 1994