Form 10-K, Exhibit 13
INTERNATIONAL SHIPHOLDING CORP
filed 1995-03-29
CIK 278041

INTERNATIONAL SHIPHOLDING CORPORATION
SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
 (All amounts in Thousands Except Share, Per
          Share Data and Ratios)


       The   following  summary  of  selected
consolidated financial data is not covered by
the   auditors'  report  appearing  elsewhere
herein.    However,   in   the   opinion   of
management    the   summary    of    selected
consolidated  financial  data  includes   all
adjustments    necessary    for    a     fair
representation   of   each   of   the   years
presented.   This summary should be  read  in
conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

                         Year Ended December 31,
              1994       1993       1992        1991      1990
            -----------------------------------------------------
Revenues    $ 342,333  $ 341,651  $ 324,608   $ 328,429  $ 327,453
Gross
Voyage
Profits     $  65,315  $  64,318  $  54,581   $  61,303  $  61,485
Income Before
Extraordinary
Item and
Cummulative
Effect of
Accounting
Change      $  13,051  $   7,645  $   6,499   $  15,233  $  15,065
Extraordinary
Item              -    $  (1,716)       -         -          -
Cumulative
Effect of
Accounting
Change            -           -   $  (3,218)      -          -
Net Income  $  13,051  $   5,929  $   3,281   $  15,233  $  15,065
Earnings
Per Common
and Common
Equivalent
Shares:
Before
Extraordinary
Item and
Cumulative
Effect of
Accounting
Change     $     2.44  $    1.26  $    0.96   $    2.66   $    2.62
Extraordinary
Item                -  $    (0.33)         -           -           -
Cumulative
Effect of
Accounting
Change              -          -  $    (0.63)          -           -
Net Income $     2.44  $    0.93  $    0.33   $    2.66   $    2.62
Weighted
Average of
Common and
Common
Equivalent
 Shares:    5,346,611  5,220,207  5,138,866    5,125,546  5,156,879
Total
Assets     $  547,091  $ 531,372  $ 519,963   $  496,994  $ 473,582
Long-Term
Debt
(including
Capital Lease
Obligations)$ 251,944  $ 240,132  $ 231,148   $  200,472  $ 208,048
Redeemable
Preferred
Stock               -          -  $  13,548   $   13,290  $  13,034
Common
Stockholders'
Investment $  146,316  $ 134,497  $ 124,004   $  123,408  $ 110,789
Ratio of
Long-Term
Debt and
Capital Lease
Obligations
to Common
Stockholders'
Investment     1.72:1     1.79:1     1.86:1       1.62:1     1.88:1
Working
Capital    $   16,819  $  17,649  $   7,920   $   28,327  $  11,933
Cash
Dividends
Per Common
Share      $     0.20  $    0.20  $    0.20    $    0.20   $   0.20


<PAGE 2>

MANAGEMENT'S  DISCUSSION  AND   ANALYSIS   OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's vessels are operated under
a  variety  of  charters and contracts.   The
nature  of  these arrangements is such  that,
without a material variation in gross  voyage
profits  (total revenues less voyage expenses
and   vessel  and  barge  depreciation),  the
revenues  and  expenses  attributable  to   a
vessel deployed under one type of charter  or
contract can differ substantially from  those
attributable to the same vessel  if  deployed
under   a   different  type  of  charter   or
contract.  Accordingly, depending on the  mix
of  charters or contracts in place  during  a
particular  accounting period, the  Company's
revenues    and   expenses   can    fluctuate
substantially from one period to another even
though  the  number of vessels deployed,  the
number  of  voyages completed, the amount  of
cargo  carried  and the gross  voyage  profit
derived  from  the  vessel remain  relatively
constant.   As  a  result,  fluctuations   in
voyage   revenues   and  expenses   are   not
necessarily   indicative   of    trends    in
profitability, and management  believes  that
gross  voyage  profit is a  more  appropriate
measure   of   operating   performance   than
revenues. Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.

RESULTS OF OPERATIONS

Year ended December 31, 1994 Compared to Year
Ended December 31, 1993

       GROSS  VOYAGE  PROFIT.   Gross  voyage
profit  increased  1.6% to $65.3  million  in
1994  as  compared to $64.3 million in  1993.
Positively   affecting  1994   results   were
improved  freight rates and increased  volume
in  the  Company's Trans-Atlantic LASH  liner
service.   Also contributing to the increased
gross  voyage profit in 1994 was the addition
in  early  fourth quarter of  a  newly  built
vessel employed carrying molten sulphur under
a  long-term  contract with a  major  sulphur
producer.   Results for 1994  also  reflected
only  79  days out-of-service for drydocking,
an  unusually low number, as compared to  292
days  in  1993.   Partially offsetting  these
increases  was reduced freight rates  on  the
Eastbound  leg of the Company's LASH  vessels
employed  in liner service between  ports  on
the  U.S. Gulf/U.S. Atlantic Coast and  South
Asia   (Trade  Routes  18  and   17).    Also
impacting   1994   results   were   scheduled
reductions  in rates earned on  some  of  the
Company's  Military Sealift  Command  ("MSC")
charter   operations,  primarily   reflecting
negotiated adjustments for three Roll-On/Roll-
Off  vessels in consideration of  fixing  the
period  of  these  charter for  the  full  25
years.   Scheduled rate reductions were  also
implemented  upon the exercise of  the  first
option periods for two LASH vessels.
      The  Company  currently  charters  nine
vessel  to  the  MSC.  During 1994,  the  MSC
exercised  the  first of two seventeen  month
option periods which extend through mid  1995
on  two of these vessels.  MSC also exercised
the  second  of  two seventeen  month  option
periods  which extend into 1995 on  two  LASH
vessels.   The initial charter period  for  a
breakbulk  vessel which began  in  late  1993
will  expire in 1995; however there  are  two
seventeen month option periods which  may  be
exercised by the MSC.  A new charter with  an
initial  period of seventeen months with  two
seventeen month option periods began in early
1995  for  one of the Company's LASH vessels.
The three Roll-On/Roll-Off vessels on charter
to  the  Military Prepositioning Service  are
fixed on MSC charters that will terminate  in
the years 2009 and 2010.
      Vessel and barge depreciation decreased
by  2.8%  to  $23.3 million  during  1994  as
compared  to $23.9 million in 1993  primarily
due to the life extension of two LASH vessels
which   were  purchased  in  1994  upon   the
termination of the capital lease of these vessels. The reduction was partially offset by amortization of costs associated with the Company's barge refurbishment program and costs associated with upgrade work on a breakbulk vessel.

         OTHER     INCOME    AND    EXPENSES.
Administrative and general expenses decreased
3.0% to $27.4 million during 1994 as compared
to  $28.2  million in 1993.   This  reduction
resulted primarily from the expensing in 1993
of  approximately $1.0 million in costs  that
related  to a proposed acquisition  that  was
not consummated.
      Interest  expense  increased  to  $21.7
million  in 1994 as compared to $21.2 million
in 1993 primarily due to interest incurred on
the  Company's $100 million, 9% Senior  Notes
issued  in  July, 1993, interest incurred  on
the  financing  of a molten  sulphur  carrier
that  delivered in October 1994,  and  higher
interest rates on variable rate loans.   This
increase  was  partially offset by  regularly
scheduled  debt payments of $37.1 million  in
1994  and prepayment of $58.9 million of debt
during  1993  from the proceeds of  the  $100
million Senior Notes.
      Investment income increased  from  $1.7
million  in  1993  to $2.8 million  in  1994.
This increase reflected higher interest rates
earned  on invested funds and the recognition
of  interest  earned  on  a  promissory  note
related  to the sale of an 18.5% interest  in
A/S   Havtor  as  further  discussed   below.
Additionally impacting the favorable variance
was  a  higher  average balance  of  invested
funds during 1994.
       The  Company's  equity  in  losses  of
unconsolidated entities decreased  from  $2.3
million in 1993 to $0.1 million in 1994.  The
loss  in  1993  resulted primarily  from  the
Company's  investment in A/S Havtor  and  A/S
Havtor  Management,  Norwegian  companies  in
which  the  Company had an interest.   During
the  first quarter 1993 the Company  sold  an
18.5% direct interest in A/S Havtor for  $7.6
million,  of which $2.8 million was  received
in  cash and $4.8 million was received in the
form  of  a promissory note.  The transaction
reduced the Company's direct interest in  A/S
Havtor to 14.8% and resulted in a gain  after
taxes   of  approximately  $.9  million.    A
provision for doubtful accounts was  recorded
in  1993 to reflect the deferral of the  gain
until  receipt  of  the  proceeds  from   the
promissory  note, which matures in  mid-1996.
In the second quarter of 1994, A/S Havtor and
associated Norwegian companies merged with  a
publicly  listed company on  the  Oslo  Stock
Exchange.   This  new public company,  Havtor
AS,

<PAGE 3>

operates mainly Liquified Petroleum Gas (LPG)
carriers.  In substitution for the A/S Havtor
stock   held   as   collateral   under    the
aforementioned  promissory  note,  shares  of
Havtor AS were pledged.  Due to the liquidity
and market value of these shares, deferral of
the  gain  was no longer necessary; therefore
during   1994   the  related  allowance   was
reversed  resulting in income  after  tax  of
$900,000.    Since   the   Company   has   no
substantive  control or input  regarding  the
operations   of  Havtor  AS  or  A/S   Havtor
Management   and  its  direct  and   indirect
ownership   in   each  in  below   20%,   the
investments are accounted for under the  cost
method    of    accounting   which    permits
recognition  of income only upon distribution
of dividends or sale of interests.
       Also   contributing  to  the  improved
results for the unconsolidated entities in 1994 as compared to 1993 was improved charter rates on the two PROBO vessels in which the Company has a 50% interest. This improvement was partially offset by 14 days out-of-service for one of the vessels for scheduled drydocking in 1994.

      INCOME  TAXES.  During 1994 the Company
provided  $6.6  million  for  Federal  income
taxes  at the statutory rate of 35% for  both
years    1994    and   1993.     Income    of
unconsolidated  entities  is  shown  net   of
applicable taxes.

         EXTRAORDINARY    LOSS    ON    EARLY
EXTINGUISHMENT  OF  DEBT.   During  1993  the
Company  recognized an extraordinary loss  of
$1.7  million,  net of taxes, resulting  from
prepayment  penalties and  the  write-off  of
deferred loan costs associated with the early
payment   of  high  interest  debt  and   the
redemption  of  preferred  stock   from   the
proceeds of the Company's $100 million Senior
Notes  issued  in  1993.  See  Liquidity  and
Capital Resources.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR
ENDED DECEMBER 31, 1992

       GROSS  VOYAGE  PROFIT.   Gross  voyage
profit  increased 11.7% to $64.3  million  in
1993  as  compared to $57.6 million in  1992.
Positively  affecting 1993  results  was  the
deployment  of the Jeb Stuart on  charter  to
the  MSC beginning in late 1992.  The  vessel
had   previously   been  deployed   on   less
favorable  terms through May  1992  at  which
time   it  was  taken  out  of  service   for
drydocking and prepositioning to prepare  for
the  MSC charter.  Additionally, gross voyage
profit  was favorably affected by an improved
volume  of  cargo in the LASH  Trans-Atlantic
service  during  1993 as  compared  to  1992.
Offsetting these positive results were 99 out-
of-service days due to maintenance on one  of
the  Company's  foreign flag  bulk  carriers.
Through mid 1993, the Company also operated a
Roll-On/Roll-Off  vessel   which   had   been
operated under a time charter to the MSC since 1984. Upon expiration of this charter in June 1993, the vessel had reached the end of its economic useful life and was sold for demolition at approximately net book value.
      Vessel and barge depreciation increased
by 7.3% to $23.9 million during 1993 as compared to $22.3 million in 1992 primarily due to additions to the Company's LASH barge fleet and capitalized costs associated with the barge refurbishment program during 1992.

         OTHER     INCOME    AND    EXPENSES.
Administrative and general expenses increased
6.3% to $28.2 million during 1993 as compared
to  $26.5  million  in 1992.   This  increase
resulted  primarily  from  the  expensing  of
approximately  $1.0  million  of  costs  that
related  to a proposed acquisition  that  was
not  consummated.  Bonuses paid to  employees
were   higher  in  1993  than  1992.    These
increases  were partially offset  by  reduced
costs in other areas stemming from continuing
cost   reduction   efforts   throughout   the
Company.
      Interest  expense  decreased  to  $21.2
million  in 1993 as compared to $21.7 million
in  1992, primarily because of lower interest
rates   on  variable  rate  loans,  regularly
scheduled debt payments of $36.9 million, and
prepayment  of $58.9 million of  debt  during
1993  from the proceeds of the Company's $100
million  Senior  Notes.  This  reduction  was
partially offset by interest incurred on  the
Senior Notes.
      The  Company's  share  of  losses  from
unconsolidated entities increased  from  $1.4
million in 1992 to $2.3 million in 1993, primarily as a result of a weakened market for the liquified petroleum gas carriers owned and operated by A/S Havtor and A/S
Havtor Management.

      INCOME  TAXES.  During 1993 the Company
provided  $6.6  million  for  Federal  income
taxes  at  the  statutory  rate  of  35%   as
compared to a provision of $4.4 at the statutory rate of 34% during 1992.

OPERATING DIFFERENTIAL SUBSIDY.
      For  the years ended December 31, 1994,
1993 and 1992, the Company received aggregate
operating  differential subsidy  payments  of
$21.7   million,  $19.3  million  and   $19.7
million, respectively.  The Company's subsidy
agreement  expires on December 31,  1996  and
all  other subsidy agreements with U.S.  flag
operators expire on December 31, 1997.  It is
not clear at this point whether the subsidies
will  be renewed.  If the subsidy program  is
not  renewed the Company will be required  to
consider  various options for its  U.S.  Flag
vessels   receiving  operating   differential
subsidy, including vessel modifications  that
would increase fuel efficiency, reduction  of
crew   size   and  wages  to   more   closely
approximate those of non-subsidized vessels, reduction of other operating expenses, and/or transfer to foreign flag operations with foreign crews.

LIQUIDITY AND CAPITAL RESOURCES
      The following discussion should be read
in   conjunction  with  the   more   detailed
Consolidated  Balance Sheets and Consolidated
Statements  of Cash Flows included  elsewhere
herein  as part of the Company's Consolidated
Financial Statements.
      The Company's working capital decreased
from  $17.6 million at December 31,  1993  to
$16.8  million  at December  31,  1994  after
provision for current maturities of long-term
debt  of  $26.8  million  and  capital  lease
obligations of $1.3 million.  Cash  and  cash
equivalents  increased during  1994  by  $8.0
million to a total of $29.6 million.
      Positive cash flows were achieved  from
operating activities

<PAGE 4>

during  1994 in the amount of $58.8  million.
The  major source of cash from operations was
net  income, adjusted for noncash  provisions
such as depreciation and amortization.
      Net  cash used for investing activities
amounted   to  $57.2  million  during   1994.
Capital  investments included  $45.3  million
for   the  construction  costs  of  a  molten
sulphur   carrier,  $1.6  million   for   the
refurbishment  of LASH barges,  $2.2  million
for  life  extension work on a  foreign  flag
bulk  carrier, $4.4 million for  upgrades  to
information systems and $3.5 million in other
miscellaneous items.  Also the Company  added
$6.6   million  of  deferred  charge   items,
primarily   drydocking  and   vessel   survey
expenditures.     The    Company     received
approximately   $12.2   million   from    the
liquidation of securities, $1.4 million  from
its  investments  in unconsolidated  entities
and  $.7 million from sales of property.  Net
cash  used  for  other  investing  activities
amounted  to  $8.0 million and included  $3.1
million placed in escrow for the purchase  of
a coal carrier to be delivered in 1995.  Also
included   was  $5.6  million  of  restricted
investments held as collateral for  a  letter
of  credit related to the construction of  26
barges to be delivered in 1995.
       Net   cash   provided   by   financing
activities   amounted   to   $6.3    million.
Proceeds   from   the   issuance   of    debt
obligations  of $90.5 million included  $43.4
million  from  Title  XI  financing  for  the
construction   cost  of  a  sulphur   carrier
vessel.   Also  included  was  $32.2  million
drawn  under  interim construction  financing
for  this  vessel which was repaid  from  the
proceeds of the Title XI loan, $5 million  to
finance the purchase of two LASH vessels upon
the  termination of their capital  lease  and
$10  million  drawn under  lines  of  credit.
These  proceeds  were  partially  offset   by
regularly  scheduled  principal  payments  of
$37.1  million and $5.2 million to  prepay  a
portion  of the Senior Notes issued in  1993.
Additionally  $1.1 million was used  to  meet
common stock dividend requirements.
      The  Company's newly constructed molten
sulphur  carrier  delivered  in  the   fourth
quarter  of  1994.   The vessel  is  employed
carrying  molten sulphur from  Louisiana  and
Texas  to  the Westcoast of Florida  under  a
long-term  contract  with  a  major   sulphur
producer.   In  early 1993  the  Company  had
received   interim   construction   financing
through  a  pool  of commercial  banks  on  a
variable rate basis.  Draws under the interim
financing  totaled $8.7 million in  1993  and
$32.2  million in 1994.  In October 1994  the
Company  received  $43.4  million  from  U.S.
Government Guaranteed Ship Financing Bonds to
cover  the permanent fixed rate financing  of
approximately 75% of the cost of the  vessel.
The interim construction financing was repaid
from the proceeds of the permanent financing.
      Two U.S. Flag LASH vessels operating in
the  Company's  LASH liner service  had  been
operating  under leases since their  delivery
from  the  builders  in 1974.   These  leases
provided  the  Company  with  the  option  to
purchase  the  vessels at the termination  of
the  leases  in  October 1994.   The  Company
exercised   its  option  to  purchase   these
vessels    for   fair   market    value    of
approximately  $6.2 million as determined  by
an  appraisal panel organized under the terms
of  the  lease.   In  late 1994  the  Company
received medium-term financing in the  amount
of  $5  million on a variable rate  basis  to
cover a major portion of this purchase.
     The Company has entered into a long-term
contract   to  provide  ocean  transportation
services  to a major mining company producing
copper concentrates at its mine in West Irian
Jaya,  Indonesia.  The Company  has  acquired
two  semi-submersible barge carrying  vessels
and is having constructed 26 cargo barges  to
be used with the aforementioned vessels.  The
cost   of   these  capital  expenditures   is
expected  to  approximate $70  million.   The
Company will also charter or acquire a  small
container  vessel  in order  to  fulfill  the
requirements   of  the  contract   which   is
expected  to  commence  in  late  1995.   The
Company has arranged a major portion  of  the
financing cost of these acquisitions  through
a  long-term loan from commercial banks on  a
variable rate basis.
     The Company contracted, in October 1994,
to  purchase  a U.S. Flag Coal Carrier.   The
vessel will be placed under long-term charter
to  a major electric utility company to carry
part  of its fuel supply.  The ship will also
be   used  to  carry  coal  and  other   bulk
commodities   for  account  of  other   major
charters.  The Company has arranged financing
with a commercial bank for a major portion of
the  purchase price of the vessel but is also
considering alternative financing.
      In the third quarter of 1988, the Board
of Directors declared a quarterly dividend of
$.05  per  share and has continued  quarterly
dividends  in  the  same  amount   for   each
quarterly period through the first quarter of
1995.  The Board has expressed its intent  to
continue   to   declare   similar   quarterly
dividends  in  the  future,  subject  to  the
ability    of    the   Company's    operating
subsidiaries   to   continue    to    achieve
satisfactory earnings.  Dividends  on  common
stock  at the current rate of $.05 per  share
amount to approximately $1.1 million.
        Management   believes   that   normal
operations  will  provide sufficient  working
capital  and cash flows to meet debt  service
and    dividend   requirements   during   the
foreseeable future.
      During  1992, the Financial  Accounting
Standards  Board  issued  Statement  No.  112
"Employers'   Accounting  for  Postemployment
Benefits", which required adoption for fiscal
years  ending after December 15, 1993.   This
statement  was  adopted in 1994  and  had  no
material  impact  on the Company's  financial
position or results of operations.
      To  meet  short-term requirements  when
fluctuations  occur in working  capital,  the
Company  has available three lines of  credit
totaling  $15  million,  against  which   $10
million  was drawn as of December  31,  1994.
This   amount  was  repaid  in  early   1995.
Subsequent to year end, the Company entered into a three year agreement with a commercial bank for a $20 million revolving line of credit for working capital and other general corporate purposes.
      The  Company has not been notified that
it is a potentially responsible party in connection with any environmental matters.
<PAGE 5>

            INTERNATIONAL SHIPHOLDING CORPORATION
                 CONSOLIDATED BALANCE SHEETS
                                  December 31,  December 31,
                                     1994          1993
ASSETS                            ____________  _____________
( All Amounts In Thousands)
Current Assets:
 Cash and Cash Equivalents         $29,611       $21,626
 Marketable Securities               7,096        19,278
 Accounts Receivable, Net of
   Allowance for
   Doubtful Accounts of $404
   and $470 in 1994 and 1993,
   Respectively:
      Traffic                       27,183        28,303
      Agents'                       10,087         8,346
      Claims and Other               9,574         9,485
 Net Investment in Direct
   Financing Leases                  2,186         2,257
 Current Deferred Income Taxes          --         1,955
 Other Current Assets                3,847         6,666
 Material and Supplies Inventory,
   At Cost                           8,954         7,853
                                   ________      _______
Total Current Assets                98,538       105,769
                                   ________      _______
Investments In and Advances
 to Unconsolidated Entities:
 At Cost                            13,152        12,971
 At Equity                          20,008        21,934
                                    ________      _______

                                    33,160        34,905
                                    ________      _______
Net Investment in Direct
  Financing Leases                  26,588        28,775
                                    ________      _______
Vessels, Property and
  Other Equipment, At Cost:
 Vessels and Barges                484,354       432,429
 Other Marine Equipment              3,999         3,842
 Terminal Facilities                18,116        17,521
 Land                                2,317         2,317
 Furniture and Equipment            14,071         9,676
                                  _________     ________
                                   522,857       465,785
Less -  Accumulated Depreciation  (214,395)     (189,924)
                                  _________     ________
                                   308,462       275,861
                                  _________     ________
Other Assets:
 Deferred Charges in Process of
     Amortization                   30,613        41,992
 Acquired Contract Costs, Net of
     Accumulated Amortization of
     $14,044 and $12,122 in 1994
     and 1993, Respectively         24,185        26,781
 Due from Related Parties, Net of
     Allowance for Doubtful
     Accounts of $0 and $1,385 in
     1994 and 1993, Respectively     6,174         4,360
 Other                              19,371        12,929
                                   _________     ________
                                    80,343        86,062
                                   _________     ________
                                  $547,091      $531,372
                                   =======       =======

[FN]
    The accompanying notes are an integral part of these
                         statements.
<PAGE 6>

                                 December 31,  December 31,
                                    1994         1993
LIABILITIES AND STOCKHOLDERS'
        INVESTMENT            _______________   ___________
(All Amounts in Thousands
 Except Per Share Data)
Current Liabilities:
 Current Maturities of
     Long-Term Debt            $   26,755        $  25,879
 Current Maturities of
     Capital Lease Obligations      1,329            5,000
 Accounts Payable and
     Accrued Liabilities           53,061           57,581
 Federal Income Tax Payable           260              --
 Current Deferred Income Tax
     Liability                        314              --
 Current Liabilities to be
     Refinanced                        --            (340)
                                 _________        ________
Total Current Liabilities          81,719          88,120
                                 _________        ________
Current Liabilities to be
 Refinanced                            --             340
                                 _________        ________
Billings in Excess of Income
 Earned and Expenses Incurred       4,471           4,133
                                 _________        ________
Long-Term Capital
 Lease Obligations,
 Less Current Maturities           21,092          27,020
                                 _________        ________
Long-Term Debt,
 Less Current Maturities          230,852         213,112
                                 _________        ________
Reserves and Deferred Credits:
 Deferred Income Taxes             39,414          40,151
 Claims and Other                  23,227          23,999
                                 _________        ________
                                   62,641          64,150
                                 _________        ________

Stockholders' Investment:
 Common Stock, $1.00 Par Value,
     10,000,000 Shares
     Authorized, 5,405,366
     Shares Issued at December
     31, 1994 and 1993              5,405           5,405
 Additional Paid-in Capital        54,450          54,450
 Retained Earnings                 87,757          75,775
 Less - 58,755 Shares of
   Common Stock in
   Treasury,at Cost, at
   December 31, 1994 and 1993      (1,133)         (1,133)
 Unrealized Holding Loss
   on Marketable Securities          (163)             --
                                  ________       ________
                                  146,316        134,497
                                  ________       ________
                                   $547,091      $531,372
                                  ========       ========

[FN]
    The accompanying notes are an integral part of these
                         statements.

<PAGE 7>

            INTERNATIONAL SHIPHOLDING CORPORATION
              CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands Except Per Share Data)
                                   Year Ended December 31,
                                    1994      1993      1992
                                 _________ _________ _________
Revenues                         $320,585  $322,313  $304,872
Operating Differential Subsidy    21,748    19,338    19,736
                                 _________ _________ _________
                                 342,333   341,651   324,608
                                 _________ _________ _________
Operating Expenses:
 Voyage Expenses                 253,729   253,386   244,711
 Vessel and Barge Depreciation    23,289    23,947    22,316
                                 _________ _________ _________
 Gross Voyage Profit              65,315    64,318    57,581

Administrative and
 General Expenses                 27,371    28,206    26,540
Gain(Loss) on Sale of Assets         (83)      374      (106)
                                 _________ _________ _________
 Operating Income                 37,861    36,486    30,935
                                 _________ _________ _________
Interest:
 Interest Expense                 21,650    21,245    21,679
 Investment Income                (2,826)   (1,748)   (1,135)
                                 _________ _________ _________
                                  18,824    19,497    20,544
                                 _________ _________ _________
Other Income                          --        --     2,059
                                 _________ _________ _________

Unconsolidated Entities
 (Net of Applicable Taxes):
 Equity in Net Loss of
   Unconsolidated Entities          (124)   (2,289)   (1,421)
 Gain on Sale of Equity Interests    --        900       --
 Provision for Doubtful Accounts     900      (900)      --
                                 _________ _________ _________
                                     776    (2,289)   (1,421)
                                 _________ _________ _________
Income Before Provision for
 Income Taxes, Extraordinary
 Item and Cumulative Effect
 of Accounting Change             19,813    14,700    11,029
                                 _________ _________ _________

Provision for Income Taxes:
 Current                           4,961       714     2,841
 Deferred                          1,621     5,851     1,562
 State                               180       490       127
                                 _________ ________   ________
                                   6,762     7,055     4,530
                                 _________ ________  _________
Income Before Extraordinary
 Item and Cumulative Effect
 of Accounting Change         $   13,051 $   7,645  $  6,499
                                 _________ _________ _________
Extraordinary Loss on Early
 Extinguishment of Debt
 (Net of Income Tax Benefit
 of $924)                           --      (1,716)     --
Cumulative Effect of Accounting
 Change (Net of Income Tax
 Benefit of $1,657)                 --        --      (3,218)
                                 _________ _________ _________
Net Income                    $   13,051  $  5,929  $  3,281

Less:
 Preferred Stock Dividends            --       868     1,444
 Accretion of Discount on
    Preferred Stock                   --       202       257
                                 _________ _________ _________
Net Income Applicable to Common
 and Common Equivalent Shares$    13,051  $  4,859  $  1,580
                                 =======   ========   ========
Earnings Per Share:
 Income Before Extraordinary
   Loss and Cumulative Effect
   of Accounting Change         $   2.44  $   1.26  $   0.96
 Extraordinary Loss             $    --   $  (0.33) $    --
 Cumulative Effect of
   Accounting Change            $    --   $    --   $  (0.63)
                                 -------- --------- ---------
 Net Income                     $   2.44  $   0.93  $   0.33
                                 ========  =======   ========

[FN]
    The accompanying notes are an integral part of these
                         statements.

<PAGE 8>

            INTERNATIONAL SHIPHOLDING CORPORATION
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                         INVESTMENT
                         Additional                       Net
 (All Amounts     Common   Paid-In  Retained  Treasury Unrealized
  in Thousands    Stock    Capital  Earnings   Stock  Holding Loss   Total
  Except Share Data)
                  ________________________________________________________
Balance at
 December 31, 1991 $4,978  $48,216   $71,347   $(1,133)  $   --    $123,408
Net Income for
 Year Ended
 December 31, 1992                     3,281                          3,281
Preferred Stock
 Dividends                            (1,444)                        (1,444)
Accretion of
 Discount on
 Preferred                              (257)                          (257)
 Stock
Cash Dividends                          (984)                          (984)

                   ________________________________________________________
Balance at
 December 31, 1992 $4,978   $48,216  $71,943    $(1,133)  $   --   $124,004

                   ========================================================

Net Income
 for Year Ended
 December 31, 1993                     5,929                          5,929
Preferred Stock
 Dividends                              (868)                          (868)
Accretion of
 Discount on
  Preferred Stock                       (202)                          (202)
 Cash Dividends                       (1,027)                        (1,027)
Issurance of Stock,
 427,500 Shares
 Pursuant to Exercise
 of Warrants         427     6,234                                    6,661
                    _______________________________________________________

Balance at
 December 31, 1993 $5,405  $54,450  $ 75,775    $(1,133) $   --    $134,497

                    =======================================================

Net Income
 for Year Ended
 December 31, 1994                    13,051                        13,051
Cash Dividends                        (1,069)                       (1,069)
Unrealized Holding
 Loss on
 Marketable Securities,
 Net of Deferred Taxes                                     (163)      (163)
                   ________________________________________________________
Balance at
 December 31, 1994 $5,405  $54,450  $ 87,757    $(1,133) $ (163)   $146,316
                   ========================================================

[FN]
The accompanying notes are an integral part of these statements.

<PAGE 9>

            INTERNATIONAL SHIPHOLDING CORPORATION
            CONSOLIDATED STATEMENTS OF CASH FLOW

                                   Year Ended December 31,
                                   1994      1993    1992
                                 _______   _______ _______
                                 (All Amounts in Thousands)
Cash Flows from Operating
 Activities:
 Net Income                      $13,051  $5,929   $3,281
 Adjustment to Reconcile
   Net Income to Net Cash
   Provided by Operating
   Activities:
     Depreciation                 24,516  24,895   23,172
     Amortization of
       Deferred Charges and
       Other Assets               17,105  19,785   19,043
     Provision for Deferred
       Income Taxes                1,568    5,851   1,562
     Equity in Unconsolidated
       Entities                     (776)   2,289   1,421
     Loss (Gain) on Sale of Vessels
       and Other Property             83     (374)    106
     Extraordinary Loss               --    1,716     --
     Cumulative Effect of
       Accounting Change              --      --    3,218
     Changes in:
       Reserve for Claims and Other
            Deferred Credits        (772)  (5,926) (4,919)
       Net Investment in Direct
            Financing Leases       2,258    2,314   2,140
       Unearned Income                45   (6,431)  6,339
       Other Assets                1,138    3,267   1,702
       Accounts Receivable          (466)    (534) (1,673)
       Inventories and
            Other Current Assets   1,718   (1,551)  1,160
       Accounts Payable and
            Accrued Liabilities     (634)  11,989  (2,293)
                                 __________________________
Net Cash Provided by
 Operating Activities             58,834   63,219  54,259
                                 __________________________
Cash Flows from
 Investing Activities:
 Purchase of Vessels
   and Other Property            (56,977) (12,044)(60,963)
 Additions to Deferred Charges    (6,576) (24,251)(23,614)
 Proceeds from Sale of
   Vessels and Other Property        710    3,201   1,717
 Proceeds from (Purchase of)
   Short-Term Investments         12,182  (19,278)    --
 Investment in and Advances to
   Unconsolidated Entities         1,447      377  (1,857)
 Purchase of LITCO                    --   (1,606)     --
 Other Investing Activities       (7,983)      --      --
                                 _________________________
Net Cash Used by
 Investing Activities            (57,197) (53,601)(84,717)
                                 _________________________
Cash Flows from
 Financing Activities:
 Proceeds from Issuance of Debt
   and Capital Lease Obligations  90,538  146,748  113,540
 Reduction of Debt and Capital
   Lease Obligations             (83,121)(154,224) (87,612)
 Preferred and Common
   Stock Dividends Paid           (1,069)  (1,895)  (2,428)
 Proceeds from Issuance of
   Common Stock                     --      4,250      --
 Redemption of Preferred Stock      --    (13,750)     --
                                 _________________________
Net Cash Provided (Used)
   by Financing Activities        6,348   (18,871)  23,500
                                 _________________________
Net Increase (Decrease)
  in Cash and Cash Equivalents    7,985    (9,253)  (6,958)

Cash and Cash Equivalents
  at Beginning of Year           21,626    30,879   37,837
                                 _________________________
Cash and Cash Equivalents
  at End of Year                $29,611   $21,626  $30,879
                                 ======== =======  ========

[FN]
    The accompanying notes are an integral part of these
                         statements.

<PAGE 10>

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

Vessels and Other Property
_______________________
      Costs  of  all major property additions
and  betterments  are capitalized.   Ordinary
maintenance and repair costs are expensed  as
incurred.    Interest   and   finance   costs
relating   to  vessels,  barges   and   other
equipment  under construction are capitalized
to   properly  reflect  the  cost  of  assets
acquired.    Capitalized   interest   totaled
$1,763,000,  $918,000 and  $136,000  for  the
years  ended  December 31,  1994,  1993,  and
1992, respectively.

     Assets under capital leases are recorded
on   the  balance  sheet  under  the  caption
Vessels,  Property and Other  Equipment  (See
Note G).

       For   financial  reporting   purposes,
vessels are generally depreciated over  their
estimated  useful  life  of  25  years   from
construction using the straight-line  method.
As  a  result  of major capital  improvements
during  1990, 1991 and early 1992, the useful
lives of the Company's LASH vessels have been
extended from 25 to 30 years.  In late  1994,
the  Company purchased two previously  leased
LASH  vessels  at  fair  market  value.   The
estimated  useful lives from construction  of
each  of these vessels is 30 years.  The  two
pure  car carriers are being depreciated over
estimated  useful lives of  20  years.    The
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

Foreign Currency Translation
________________________

      All exchange adjustments are charged or
credited  to  income  in the  year  incurred.
Exchange  losses of $119,000,  $359,000,  and
$35,000  were recognized for the years  ended
December    31,   1994,   1993   and    1992,
respectively.

Dividend Policy
_____________
     The Board of Directors declared and paid
dividends of $.05 per share for each  quarter
in  1994, 1993 and 1992.  Subsequent to  year
end  a dividend of $.05 per common share  was
declared  to be paid in the first quarter  of
1995.  The payment of dividends is subject to
restrictions  set  forth in  certain  of  the
Company's debt instruments.  The Company paid
dividends  on its common stock of $1,069,000,
$1,027,000, and $984,000 in 1994,  1993,  and
1992,  respectively.  Such  amounts  did  not
exceed   restrictions  set  forth  in   these
agreements or its other debt instruments.

Net Income per Common Share
___________________________
      Primary  earnings per common share  are
based  on  the  weighted  average  number  of
shares  outstanding during the  period  after
consideration of the dilutive effect of stock
warrants based on the average market price of
common  stock  for the period.   The  primary
weighted  average  number  of  common  shares
outstanding  was  5,346,611,  5,220,207,  and
5,138,866  for the years ended  December  31,
1994,  1993 and 1992, respectively.   Primary
and fully diluted weighted average common shares outstanding were the same for each of these years.

Operating Differential Subsidy Agreements
____________________________________
      The  Company operates a fleet  of  four
U.S.   Flag   vessels  under   an   operating
differential subsidy ("ODS") agreement with the U.S. Maritime Administration ("MarAd"), an agency of the Department of Transportation
("DOT") under Title VI

<PAGE 11>

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

       Traffic  accounts  receivable  include
$3,080,000  and  $3,486,000  due  from  MarAd
under  these  ODS agreements at December  31,
1994   and   1993,   respectively.    Subsidy
billings are based on rates furnished by MarAd.

Self-Retention Insurance
____________________
      Effective December 1, 1993, the Company
became  self-insured for most Personal Injury
and  Cargo claims under $ 1,000,000  and  for
Hull  claims  under $2,500,000.  The  Company
maintains insurance for claims over the above
amounts and maintains Stop Loss insurance  to
cover claims below $1,000,000 and $2,500,000.
Under the Stop Loss insurance, the Company is
responsible for all claims under $  1,000,000
and  $  2,500,000 until the total  amount  of
claims  between primary deductibles  and  the
above  amounts  reach  $  8,300,000  in   the
aggregate per year.  Primary deductibles  are
$25,000 for Hull, Personal Injury and  Cargo,
and   $1,000  for  LASH  barges.   After  the
Company  has  retained   $8,300,000  in   the
aggregate,   all   additional   claims    are
recoverable from underwriters.  From February
20, 1992 until December 1, 1993 the Company was self-insured for most personal injury and cargo claims under $250,000. Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs.
The current and noncurrent portions of these liabilities were $1,978,000 and $5,789,000 at December 31, 1994, respectively.

NOTE B - LONG-TERM DEBT

                                 (All Amounts in Thousands)
                December 31,       Balance at December 31,
  Description     1994    1993    Due   1994       1993
_______________  ______  ______  ____  ______      _____
Unsecured
Senior Notes -
  Fixed Rate     9.00%   9.00%   2003  $94,800    $100,000
Fixed Rate       8.25-   8.25-   1999-  67,707      82,374
  Notes Payable    10.50%  10.50%  2002
Variable Rate    6.6875- 4.4946- 1994-  39,824      42,739
  Notes Payable    7.75%   7.57%   1999
U.S. Government
Guaranteed Ship
Financing Notes
& Bonds -        6.58-   6.58-   2000-  55,276      13,878
Fixed Rate         8.30%   7.50%   2009
                                      ____________________
                                      $257,607    $238,991
                         Less Current
                         Maturities    (26,755)    (25,879)
                                      ____________________
                                      $230,852    $213,112
                                      ====================

       The   aggregate   principal   payments
required for each of the next five years are $26,755,000 in 1995, $38,685,000 in 1996,
$22,685,000 in 1997, $21,204,000 in 1998, and
$16,964,000 in 1999.

      Certain of the vessels and barges owned
by  the  Company are mortgaged under  certain
debt   agreements.    Additional   collateral
includes  a  security  interest  in   certain
operating contracts and receivables.  Most of
these  agreements, among other things, impose
minimum   working  capital  and   net   worth
requirements, as defined, impose restrictions on the payment of dividends (see Note A), and prohibit the Company from incurring, without prior written consent, additional debt or lease obligations, except as defined. The
Company has consistently met the minimum working capital and net worth requirements during the period covered by the agreements and is in compliance with these requirements as of December 31, 1994.

     Under the most restrictive of its credit
agreements, the Company cannot declare or pay
dividends  unless (1) the total  of  (a)  all
dividends  paid, distributions  on  or  other
payments  made with respect to the  Company's
capital  stock  during the  period  beginning
October  1,  1989 and ending on the  date  of
dividend declaration or other payment and (b)
all    investments   other   than   Qualified
Investments  (as defined) of the Company  and
certain  designated  subsidiaries  will   not
exceed  the sum of $3,000,000 plus 50%   (or,
in case of a loss, minus 100% ) of the Company's consolidated net income during the period described above plus the net cash proceeds received from the issuance of common stock by the Company during the above period, and (2) no default or event of default has occurred.

      Certain  loan agreements also  restrict
the ability of the Company's subsidiaries  to
make  dividend payments, loans  or  advances,
the   most   restrictive  of  which   contain
covenants    that   restrict   payments    of
dividends,  loans or advances to the  Company
from   Central  Gulf  Lines,  Inc.,  Waterman
Steamship  Corporation and Sulphur  Carriers,
Inc.  unless  certain  financial  ratios  are
maintained.   As  long as  those  ratios  are
maintained, there is no restriction on  loans
or   advances  to  the  Company  from   those
subsidiaries;  however,  dividends  generally
are restricted to 40% of the most recent four
quarters'  net income of Central Gulf  Lines,
Inc.   and  Waterman  Steamship  Corporation.
Dividends  of  Sulphur  Carriers,  Inc.   are
restricted to 40% of undistributed earnings.

      The amounts of restricted assets as  of
December 31, were as follows:

                                    (In Thousands)

                                    1994     1993
                                  _________________
      New Combo, Inc.              $  415  $    313
      Allied Ocean Carriers, Inc.       0       837
      Cypress Auto Carriers, Inc.   8,625         0
      Sulphur Carriers, Inc.       21,588     5,965
      Waterman Steamship Corp.     69,674    53,345
      Central Gulf Lines, Inc.     69,141    49,701
                                 __________________
                                 $169,443  $110,161
                                 ==================

<PAGE 12>

     The Company has available three lines of
credit  totaling $15,000,000.  Two  of  these
lines  of  credit  were  fully  drawn  as  of
December  31,  1994  for an  amount  totaling
$10,000,000.  This amount was repaid in early
1995.  These lines of credit are used to meet
short-term   requirements  when  fluctuations
occur  in  working capital.  The  Company  is
required  to maintain a $375,000 compensating
balance  for  one  of  the lines  of  credit.
This  balance  is included in Cash  and  Cash
Equivalents.   Subsequent to  year  end,  the
Company  entered into a three year  agreement
with  a  commercial  bank for  a  $20,000,000
revolving   line  of  credit.    The   amount
avilable under this facility decreases to $10,000,000 in the third year. This line of credit is currently undrawn.

      Under  certain  of the above  described
loan  agreements, deposits are made into bank
retention  accounts to meet the  requirements
of  the  applicable agreements.  At  December
31,  1994,  these  escrowed  amounts  totaled
$21,021,000 of which $1,000,000 was  included
in   Cash   and   Other   Cash   Equivalents,
$7,096,000  in  Marketable  Securities,   and
$12,925,000 in Other Assets.  At December 31,
1993, escrowed amounts, which were included in Cash and Other Cash Equivalents, totaled
$5,733,000.

      Subsequent  to  year end,  the  Company
obtained medium term, variable rate financing from a commercial bank in the amount of $12,000,000 for general corporate purposes.


NOTE  C  -  PENSION  PLAN AND  POSTRETIREMENT
BENEFITS

     The Company's retirement plan covers all
full-time  employees of domestic subsidiaries
who  are  not otherwise covered under  union-
sponsored plans.  The benefits are  based  on
years   of   service   and   the   employee's
compensation  during the last five  years  of
employment.  The Company's funding policy  is
based on minimum contributions required under
ERISA  as  determined  through  an  actuarial
computation.   Plan assets consist  primarily
of  investments in certain bank common  trust
funds  of  trust  quality  assets  and  money
market holdings.
      The  following  table  sets  forth  the
plan's   funded  status  and  pension   costs
recognized by the Company at December 31, 1994 and 1993.

     Actuarial Present Value of Benefit Obligations:

                                   December 31,December 31,
                                       1994        1993
                                   ______________________
(All Amounts in Thousands)
Vested Benefit Obligation          $  (8,658)   $ (7,914)
                                   ======================
Accumulated Benefit Obligation     $  (8,784)   $ (8,060)
                                   ======================
Projected Benefit Obligation       $  (9,805)   $ (9,320)
Plan Assets at Fair Value             10,172      10,125
                                   ----------------------
Projected Benefit Obligation
     Less Than Plan Assets               367         805
Unrecognized Net Gain                   (373)       (877)
Prior Service Cost Not Yet
     Recognized in Net Periodic
     Pension Cost                       (184)        106
Unrecognized Net Obligation
     Being Recognized Over 15 Years      446         520
                                   ______________________
Accrued Pension Asset              $     256    $    554
                                   ======================

Net Periodic Pension Cost:

                                    1994  1993   1992
                                    _____ _____  ____
Service Cost                         $469  $396   $387
Interest Cost on Projected Benefit
Obligation                            701   630    589
Actual   Return  on  Plan   Assets    150(1,033)  (293)
Net   Amortization  and   Deferral   (922)  343   (362)
                                    ----- -----  -----
Net    Periodic    Pension    Cost  $ 398 $ 336  $ 321
                                    ===== =====  =====

      Actuarial  assumptions used to  develop
the  components  of pension expense  for  the
years ended December 31, 1994, 1993 and  1992
were as follows:

                            1994    1993    1992
                          ------------------------
Discount Rate               8.0%    7.5%    8.0%
Rate of Increase in
    Future Compensation
    Levels                  6.0%    6.0%    6.0%
Expected Long-term Rate
    of Return on Assets     8.5%    8.5%    8.5%


      Crew members on the Company's U.S. flag
vessels  belong  to  union-sponsored  pension
plans.  The Company contributed approximately
$2,106,000,  $2,495,000  and  $2,248,000   to
these plans for the years ended December  31,
1994,  1993  and  1992, respectively.   These
contributions   are   in   accordance    with
provisions of negotiated labor contracts  and
generally are based on the amount of straight
pay    received   by   the   union   members.
Information from the plans' administrators is
not  available  to  permit  the  Company   to
determine  whether  there  may  be   unfunded
vested benefits.
       In   December   1990,  the   Financial
Accounting  Standards Board issued  Statement
No.    106,   "Employers'   Accounting    for
Postretirement Benefits Other Than Pensions".
This  new standard requires that the expected
cost  of  these benefits must be  charged  to
expense  during the years that the  employees
render service and must be adopted for fiscal
years beginning after December 15, 1992.
     The Company elected early implementation
effective January 1, 1992 which has  resulted
in a cumulative adjustment for years prior to
1992  of  $4,875,000 (with a tax  benefit  of
$1,657,000)  and  has  been  reported  as   a
cumulative  effect of a change in  accounting
principle  in 1992.  This negative impact  of
$3,218,000   on   1992   reported   financial
position  and results of operations  resulted
from  the significant change in the Company's
previous policy of recognizing these  benefit
costs  on  a  cash  basis  rather  than  when
service is rendered.
      The  Company's  postretirement  benefit
plans  currently provide medical, dental  and
life  insurance benefits to eligible  retired
employees and their eligible dependents.  The
following   table  sets  forth   the   plans'
combined funded status reconciled with the amount included in the Company's balance sheet classification Reserves and Deferred
Credits  at December 31, 1994 and  1993  (All
Amounts in Thousands):

 Accumulated Postretirement Benefit Obligation:

                                   1994      1993
                                   ______    ______
Retirees                           $(3,594) $(3,626)
Fully    eligible active plan
participants                        (1,345)  (1,406)
Other   active  plan  participants  (1,405)  (1,467)
                                   _______    ______
                                    (6,344)  (6,499)
Plan    Assets   at   Fair   Value    __      __
                                   -------    ------
Accumulated Postretirement Benefit
Obligation in Excess of Plan Assets (6,344)  (6,499)
Unrecognized Experience Gain           799       --
Prior Service Cost not yet
   recognized in expense              --      1,250
                                    ______   ______
Accrued Postretirement  Benefit
Cost in the Balance Sheet           (5,545)  (5,249)
                                    ======   ======

<PAGE 13>

      Net postretirement benefit cost includes the following
components:
                                    1994     1993
                                    _______  ______
Service Cost                        $  107   $   10
Interest Cost on Accumulated
Postretirement Benefit Obligation      464      445
Net Amortization                        71       --
                                    _______  ______
Net Postretirement Benefit Cost     $  642   $  455
                                    =======  ======


      The  accumulated postretirement benefit
obligation  was  computed  using  an  assumed
discount rate of 8.0%.  The health care  cost
trend  rate  was assumed to be 14%  for  1994
through 1995, then the trend rate was assumed
to  decline until the year 2002 at which time
the  rate remains 5.0%.  The dental care cost
trend  rate was assumed to be 8.0% for  years
1994  through 1995, then the trend  rate  was
assumed  to  decline until the year  2002  at
which time the rate remains 5.0%.
     If the health and dental care cost trend
rate  were  increased  one  percent  for  all
future  years, the accumulated postretirement
benefit  obligation as of December  31,  1994
would     have     increased    approximately
$523,000 or 8%.  The effect of this change in
the  net postretirement benefit cost for 1994
would  have been an increase of approximately
$113,000 or 18%.
      The  Company continues to evaluate ways
in  which it can better manage these benefits
and  control the costs.  Any changes  in  the
plan  or revisions to assumptions that affect
the  amount  of expected future benefits  may
have  a  significant effect on the amount  of
the reported obligation and annual expense.
       In   November   1992,  the   Financial
Accounting  Standards Board issued  Statement
112,      "Employers'     Accounting      for
Postemployment   Benefits",  which   requires
adoption  for  fiscal years  beginning  after
December 15, 1993.  The new standard requires
an obligation to be recorded if the following
four  conditions are met:  (1) the obligation
is   attributable   to  employees'   services
already  rendered, (2) employees'  rights  to
those   benefits  accumulate  or  vest,   (3)
payment  of the benefit is probable  and  (4)
the  amount  of the benefit can be reasonably
estimated.   This  is  a  change   from   the
Company's current policy of recognizing these costs on a cash basis. Adoption did not have a material impact on the Company's financial position or results of operations.

NOTE D - INCOME TAXES

      The  Federal income tax returns of  the
Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($4,147,420 in 1994,
$11,904 in 1993 and $43,425 in 1992) are also
included.

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

      Components  of  the net deferred tax liability/(asset)
are as follows:
                    December 31,       December 31,
                       1994                1993
                    -----------        ------------
(All Amounts in Thousands)
Gross Liabilities:
  Fixed Assets       $35,036             $33,102
  Deferred Charges     5,234               9,465
  Unterminated
     voyage revenue/
            expense    2,047               2,603
  Intangible Assets    8,465               9,373
  Other liabilities   11,747               6,812
Gross Assets:
  Insurance and
      claims reserve  (5,394)             (4,876)
  Net operating loss
      carryforward/
      unutilized
      deficit         (6,752)             (9,509)
  Valuation allowance    879                 879
  Other assets       (11,534)             (9,653)
                -------------         ------------
Total deferred
   tax
   liability,
   net            $   39,728             $38,196
                      ======              ======

      Deferred tax liability increased during
1994  due  to the recognition of the deferred
federal income tax expense of $1,621,000  and
a  deferred tax benefit of $89,000 due to  an
unrealized   holding   loss   on   marketable
securities.

     The following is a reconciliation of the
U.  S.  statutory tax rate to  the  Company's
effective  tax  rate  for  the  years   ended
December 31, 1994, 1993 and 1992:

                           Year Ended December 31,
                     _______________________________
                         1994      1993      1992
                         ____      ____      ____
Statutory Rate         35.0%     35.0%     34.0%
State Income Taxes       .9%      3.3%      1.2%
Goodwill Amortization     --        --      1.8%
 (Income) Loss of
 Unconsolidated
     Entities         (1.6%)      5.1%      3.0%
Tax Rate Adjustment       --      5.2%        --
Other                  (.2%)     (.6%)      1.1%
                   --------- --------- ---------
                       34.1%     48.0%     41.1%
                       =====     =====     =====


      The  Company has available at  December
31, 1994, unused operating loss carryforwards
of $ 18.9 million and unused foreign deficits
of    $.3   million.   The   operating   loss
carryforwards will expire in 2001.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

      The  Company was a party to  agreements
with   certain  corporations  controlled   by
members   of  the  Company's  management   to
charter   39  river  barges  owned  by   such
corporations   for  use  in   the   Company's
domestic  and international operations.   The
Company  paid  $440,000 for the period  ended
April  30, 1993 and $1,342,000 for  the  year
ended   1992  in  barge  rentals  under   the
agreements.   The  Company  purchased   these
barges for $1.6 million in the aggregate in May of 1993.

     During 1990, the Company sold one if its
subsidiaries to a former employee at a  sales
price  of  $500,000.    Collections  on  this
receivable  were $101,000,  and   $92,000  in
1993

<PAGE 14>

and  1992, respectively.  At the end of 1993,
the  Company sold another subsidiary  to  the
same  party  for a sales price  of  $692,000.
The  receivables due from this related  party
were   combined  and  totaled  $665,000   and
$965,000  at  December  31,  1994  and  1993,
respectively.   Collections  on   the   total
receivable  were $300,000 for the year  ended
December 31, 1994. This receivable is for a period of ten years and bears interest at the rate of 10% for the first five years and a variable rate of LIBOR plus 2% thereafter.

     During 1992, the Company sold one of its subsidiaries to a former employee at a sales price of $250,000. No material gain or loss was recognized on this transaction.

     Since the Company's inception, the legal
firm  of  Jones, Walker, Waechter, Poitevent,
Carrere  and  Denegre has been  utilized  for
various legal services. During 1992, a son of
the President of the Company became a partner
of  the  firm.  The Company made payments  to
the  firm totaling approximately  $1,525,000,
$1,781,000  and  $1,851,000  for  the   years
ending  December  31, 1994, 1993,  and  1992,
respectively.

      Combined amounts due to related parties
associated with the above listed transactions
were $78,000 and $43,000 at December 31, 1994
and  1993, respectively and were included  in
Accounts  Payable  and  Accrued  Liabilities.
Combined  amounts  due from  related  parties
associated with the above listed transactions
were  $ 665,000 and $965,000 at December  31,
1994 and 1993, respectively and were included
in  Due  From  Related  Parties.   The  total
amount   in  Due  From  Related  Parties   at
December 31, 1994 also included a receivable in the amount of $5,509,000. At December 31, 1993, this same receivable was included in Due from Related parties at $4,780,000, net of an allowance of $1,385,000 as further discussed in Note K.

NOTE F - COMMITMENTS AND CONTINGENCIES

      During 1994, the Company entered into a
long-term    contract   to   provide    ocean
transportation  services to  a  major  mining
company.  The Company has purchased and  will
convert  two semi-submersible barge  carrying
vessels  and will have 26 cargo barges  built
to  be  used with the aforementioned vessels.
The  cost  of  these capital expenditures  is
expected  to  approximate $70  million.   The
Company will also charter or acquire a  small
container  vessel  in order  to  fulfill  the
requirements   of  the  contract   which   is
expected  to  commence  in  late  1995.   The
Company anticipates financing a major portion of the cost of these acquisitions through medium to long term loans from commercial banks.

     The Company contracted, in October 1994,
to  purchase a U. S. Flag Coal Carrier.   The
vessel will be placed under long-term charter
to  a major electric utility company to carry
part  of its fuel supply.  The ship will also
be   used  to  carry  coal  and  other   bulk
commodities   for  account  of  other   major
charterers.    The   Company   has   arranged
financing with a commercial bank for a  major
portion  of the purchase price of the  vessel
but    is    also   considering   alternative
financing.

     As of December 31, 1994, 18 vessels that
the  Company  owns  or  operates  were  under
various  contracts extending beyond 1994  and
expiring  at various dates through 2010.   In
addition the Company also operates 111  jumbo
river   barges,  14  towboats   and   certain
terminal tranfer equipment under a contract which expires in 2004. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

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

NOTE G - LEASES

     In 1988, the Company entered into direct
financing leases of two foreign flag pure car
carriers  expiring  in the  year  2000.   The
schedule of future minimum rentals to be received under these direct financing leases in effect at December 31, 1994 is as follows:


                                        Receivables Under
(All Amounts in Thousands)               Financing Leases
                                       --------------------
Year Ended December 31,
     1995                                 $   5,668
     1996                                     5,328
     1997                                     4,972
     1998                                     4,621
     1999                                     4,265
     Thereafter                               1,313
                                          --------------
Total Minimum Lease Payments Receivable      26,167
Estimated Residual Values of
      Leased Properties                      18,000
Less Unearned Income                        (15,393)
                                          --------------
Total Net Investment in Direct
     Financing Leases                        28,774
     Current Portion                         (2,186)
                                          --------------
Long-term Net Investment in Direct
     Financing Leases at
     December 31,  1994                     $26,588
                                          ==============

     The  Company  was  also  a  party  to  a
capital lease agreement for two LASH vessels.
The  term  of the lease was twenty years  and
expired  in the Fourth Quarter of 1994.   The
Company purchased these previously leased capital assets at their fair market value.

      The Company entered into sale-leaseback
agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years.

      The  aforementioned capital leases  are
included  in  Vessels,  Property  and   Other
Equipment as follows:

(All Amounts in Thousands)     1994       1993
                              _______   _______
Vessels  and LASH barges      $24,950   $45,779
     Less  Accumulated
           Depreciation         6,134    17,341
                              _______   _______
      Total                   $18,816   $28,438
                              =======   =======

<PAGE 15>

     The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1994:

                                        Payments Under
(All  Amounts in Thousands)             Capital Leases
Year Ended December 31,                 ______________
     1995                                $    3,705
     1996                                     3,705
     1997                                     4,061
     1998                                     4,450
     1999                                     4,521
     Thereafter                              15,166
                                          _________
                                          $  35,608
     Less -
       Amount Representing Interest         (13,187)
                                          _________
     Present Value of Future Minimum
       Payments (Based on a Weighted
       Average of 10.39%)               $    22,421
                                          =========

     The following is a schedule, by year, of
future   minimum   payments  required   under
operating   leases  that  have   initial   or
remaining non-cancellable terms in excess of one year as of December 31, 1994:

                                   Payments Under
(All  Amounts in Thousands)        Operating Leases
Year Ended December 31,            _______________
     1995                           $   2,453
     1996                               2,238
     1997                               2,133
     1998                               1,386
     1999                                 489
     Thereafter                         1,827
                                     ________
     Total Future Minimum Payments  $  10,526
                                     ========

NOTE H - DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

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

                                   Year Ended December 31,

(All Amounts in Thousands)           1994         1993
                                   ------------------------
      Drydocking                    $21,695       $32,722
      Prepositioning                    774           832
      Financing Charges and Other     8,145         8,438
                                   ________________________
                                    $30,614       $41,992
                                   ========================

      The Company amortizes acquired contract
costs  over the contracts' useful lives using
the  straight-line  method  of  amortization.
The  acquired  contract cost  represents  the
portion  of   the  purchase  price  paid  for
Waterman   Steamship  Corporation  applicable
primarily   to   that   company's    maritime
prepositioning ship contracts and operating differential subsidy agreements. These costs are being amortized over useful lives ranging from seven to twenty-one years from the acquisition date.

NOTE I - SIGNIFICANT OPERATIONS

      The Company has several medium to long-
term  contracts related to the operations  of
various  vessels  (See Note  F),  from  which
revenues  represent a significant  amount  of
the  Company's total revenue.  Revenues  from
the contracts with the United States Military
Sealift     Command     were     $75,137,000,
$82,239,000,  and $68,222,000 for  the  years
ended  December  31,  1994,  1993  and  1992,
respectively.   Additionally,   the   Company
operates  four  U.S.  Flag  LASH  vessels  on
subsidized  liner  service between  the  U.S.
Gulf and South Asia (Trade Routes 18 and 17).
Revenues,  including ODS, from this operation
were    $137,021,000,    $143,811,000     and
$140,671,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

      A  significant portion of the Company's
traffic  receivables are due  from  contracts
with  the U. S. Military Sealift Command  and
transportation of government sponsored cargo.
There   are   no   other  concentrations   of
receivables  from  customers  or   geographic
regions that exceed 10% of stockholders' investment at December 31, 1994 or 1993.


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


NOTE K - UNCONSOLIDATED ENTITIES

      As  of  December 31, 1993, the  Company
held  a  14.8%  interest  in  A/S  Havtor,  a
Norwegian company that managed and chartered-
out     vessels    specializing    in     the
transportation  of liquid petroleum  gas  and
various chemical products.  The Company  also
held  a  14.2% equity interest in A/S  Havtor
Management,   a  Norwegian  ship   management
company  affiliated with A/S Havtor.   During
1994    A/S    Havtor,   certain   associated
companies,  and  a  portion  of  A/S   Havtor
Management were merged into a publicly listed
company,  Havtor AS.  The Company's  interest
in  Havtor  AS  at December 31,  1994,  which
approximated 9%, had  a  market  value  of
approximately  $21,200,000.   The carrying
value of the Company's investment in Havtor AS
approximated $7,700,000 as of the same date.
No earnings have  been distributed from Havtor
AS  since the merger.  As of December 31, 1994,
the Company held a 14.2% interest in A/S Havtor
Management  which  had  a  market  value   of
approximately   $6,300,000.   The   Company's
investment in A/S Havtor Management as of the
same  date was approximately $3,200,000.   It
is  anticipated  that A/S  Havtor  Management
will  merge  with Havtor AS  during  1995  or
1996.   No  dividends were received from  A/S
Havtor Management during 1994, 1993 or  1992.
Since  the Company has no substantive control
or  input regarding the operations of  Havtor
AS  or  A/S Havtor Management and its  direct
and  indirect ownership in both is below 20%,
the  investments are accounted for under  the
cost   method  of  accounting  which  permits
recognition of income only upon distribution of dividends or sale of interests.

     At December 31, 1992, the Company held a
one-third interest in A/S Havtor.  During the
first  quarter of 1993, the company  sold  an
18.5%  direct  interest  in  A/S  Havtor  for
approximately $7,557,000, of which $2,777,000
was  received  in  cash  and  $4,780,000  was
received  in  the form of a promissory  note.
The  transaction reduced the Company's direct
interest  in A/S Havtor to 14.8% and  resulted
in   an   after  tax  gain  of  approximately
$900,000.  A provision for doubtful  accounts
was  recorded in 1993 to reflect the deferral
of  the  gain  until receipt of the  proceeds
from  the  promissory note, which matures  in
mid-1996.  In substitution for the A/S Havtor
stock   held   as   collateral   under   this
promissory  note,  shares  in  the   publicly
traded  Havtor AS were pledged during 1994
due to the aforementioned merger.  These shares
which represent a 3.6% interest in Havtor AS,
had a market value of approximately $8,600,000
as of December 31, 1994.  The carrying amount
of the related note receivable and the accrued
interest as of the same date was approximately
$5,500,000.   Due  to  the liquidity  and market
value of these shares, deferral of the gain was no longer necessary and therefore during 1993 the related allowance was reversed resulting in income after tax of $900,000.

      Following  is  a  summary  of  combined
financial  data of A/S Havtor and A/S  Havtor
Management   for  the  twelve  months   ended
September 30, 1992:


     (All Amounts in Thousands)
     Gross Revenues/Equity in
        Losses of Investees         $  (4,215)
     Gross Loss                     $  (7,266)
     Net Loss                       $  (5,487)

     At December 31, 1994, the Company held a
50% interest in a foreign entity, Bulkowner's
1984  which was formed to construct  and  own
two combination dry cargo/petroleum products,
PROBO vessels, which delivered in 1989.   The
Company's  investment  in  ($9,802,000)   and
advances  to  ($11,556,000) Bulkowner's  1984
approximated  $21,358,000  at  December   31,
1994.  At December 31, 1992, the Company held
a  39%  equity interest in Bulkowner's  1984.
During  1993  the Company reacquired  an  11%
interest  which had been sold in 1991.   This
additional   interest   was   acquired    for
approximately $6,359,000 of which  $3,463,000
was  a  cash payment and $2,896,000 was  paid
through cancellation of notes receivable  due
from  the  sellers that previously  had  been
delivered   to   the   Company   as   partial
consideration for the 1991 sale.

      Following is a summary of unaudited financial data of Bulkowner's 1984:

      (All Amounts in Thousands)     1994      1993
                                   ________  _________
      Current Assets               $  27,385  $  23,048
      Non-current Assets              42,577     45,497
                                   _________  _________
           Total  Assets           $  69,962  $  68,545

      Current Liabilities          $     325  $   2,785
      Non-current Liabilities         63,978     59,226
      Equity                           5,659      6,534
                                    ________   ________
      Total Liabilities
        and Shareholder's Equity   $  69,962  $  68,545
                                   =========  =========

                                     Twelve   Months   Ended
                                           October 31,
                                1994        1993       1992
                                _______   _______     ______
Gross Revenues                   $9,052    $8,809      $8,252
Gross Profit                     $4,132    $3,919      $2,792
Net Income                       $1,840    $1,126      $   33

      During  1990,  the  Company  agreed  to
participate  in  a  limited partnership  (10%
interest) with certain Norwegian interests to
construct  and own a Liquified Petroleum  Gas
(LPG)  carrier which was delivered  in  April
1993.  The Company has contributed $2,271,000
in equity funds as of December 31, 1994.  The
Company is also acting as a 10% guarantor for
repayment of funds borrowed to construct  the
LPG  carrier.   The Company's  share  of  the
guarantee is approximately $3,500,000.

      The  Company  has a 50% interest  in  a
foreign   entity,  Marco  Shipping   Company,
(PTE.) Ltd. ("Marco"), which acts in an agent
capacity  on  behalf  of  the  Company.   The
Company's investment in Marco at December 31,
1994 had been fully written-off through the recognition of losses generated from the entity.

      During 1993, the Company purchased  the
remaining  50%  interest  in  a  LASH   barge
intermodal  company ("LITCO") for $1,900,000.
The  acquisition  was  accounted  for  as   a
purchase and the results of LITCO have been included in the accompanying consolidated financial statements since

<PAGE 17>

the  date  of acquisition.  The cost  of  the
acquisition has been allocated on  the  basis
of  the estimated fair market value of assets
acquired  and the liabilities assumed.   This
allocation    results    in    goodwill    of
approximately   $324,000   which   is   being
amortized over 10 years.

       Income   of   foreign   unconsolidated
entities is recorded net of applicable  taxes
of  approximately $32,000 in 1994.   In  1993
and 1992, losses from unconsolidated entities are recorded net of applicable tax benefits of approximately $1,405,000 and $701,000, respectively.

NOTE L - CASH FLOW INFORMATION

                                  Year Ended December 31,
(All Amounts in Thousands)    1994        1993       1992
                             _______    _______     ______
Non-Cash Investing
 and Financing Activities:
      Accounts  Payable
      to be Refinanced        $   0     $  340       $ 6,344

Cash Payments:
      Interest Paid Net
      of Capitalized
      Interest               23,537     20,510        20,005
      Taxes  Paid             2,982      3,087         4,596


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


NOTE  M - FAIR VALUE OF FINANCIAL INSTRUMENTS
AND DERIVATIVES

      The  following methods and  assumptions
were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH  AND  CASH  EQUIVALENTS  AND  MARKETABLE
SECURITIES

      The  carrying amount approximates  fair
value for each of these instruments.

INTEREST RATE CONVERSION AGREEMENTS

     The Company has only limited involvement
with  derivative financial instruments.  They
are used to manage well-defined interest rate
risks  and are not used for trading purposes.
During 1993 the Company entered into interest
rate    conversion   agreements   with    two
commercial  banks  to  reduce  the   possible
impact  of  higher  rates  in  the  long-term
market  by utilizing potentially lower  rates
in  the short-term market.  The floating rate
payor  is  the  Company, and  the  commercial
banks   are  the  fixed  rate  payors.    The
floating rate and fixed rates at December 31,
1994  were  5.125%  and 4.72%,  respectively.
The contract amounts totaled $100,000,000  at
December  31,  1994  and will  expire  August
1996.   The  Company received payments  under
these  agreements totaling $1,146,000  during
1994.   A payment of $237,000 was made  under
the  agreements in early 1995.  Net  receipts
or   payments   under  the   agreements   are
recognized  as  an  adjustment  to   interest
expense.   The  fair value of  interest  rate
swaps  is the estimated amount that the  bank
would  receive or pay to terminate  the  swap
agreements at the reporting date, taking into
account   current   market   conditions   and
interest rates.

FOREIGN CURRENCY CONTRACTS

     The Company enters into forward exchange
contracts to hedge certain firm purchase  and
sale   commitments  denominated  in   foreign
currencies.    The  term  of   the   currency
derivatives  is  rarely more than  one  year.
The purpose of the Company's foreign currency
hedging  activities is to protect the Company
from  the risk that the eventual dollar  cash
inflows  or  outflows resulting from  revenue
collections   from  foreign   customers   and
purchases  from  foreign  suppliers  will  be
adversely  affect  by  changes  in   exchange
rates.   As of December 31, 1994 the  Company
had  entered  into  various forward  purchase
contracts  for  Singapore  Dollars   totaling
$24,048,000 U.S. Dollar equivalents to  hedge
against  future  payments  due  to  Singapore
shipyards  for conversion work on two  float-
on/float-off vessels and drydocking cost of a
bulk  carrier.   Gains or losses  on  forward
exchange  contracts which hedge exposures  on
firm   foreign   currency   commitments   are
deferred and recognized as adjustments to the
bases  of  those assets.  As of December  31,
1994  the Company was also a party to forward
sales   contracts   in   various   currencies
totaling  $1,175,000 U.S. Dollar  equivalents
which  approximated fair market value.   Gain
and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

LONG-TERM DEBT

      The fair value of the Company's debt is
estimated based on quoted market prices for the publicly listed Senior Notes and the current rates offered to the Company on other outstanding obligations.

INVESTMENTS   IN   UNCONSOLIDATED    ENTITIES
RECORDED UNDER THE COST METHOD OF ACCOUNTING

       The   fair   market  value   of   some
investments are estimated based on quoted market prices and for others are based on ship values collected from an independent broker with adjustments for value of freight contracts, management activity and ship pool participation as applicable.

AMOUNTS DUE FROM RELATED PARTIES

      The  carrying  amount  of  these  notes
receivable approximates fair market value as of December 31, 1994. Fair market value takes into consideration the current rates at which similar notes would be made and the market value of collateral underlying the notes.

RESTRICTED INVESTMENTS

        The    carrying   amount   of   these
investments,  which were  included  in  Other
Assets, approximated fair market value as of December 31, 1994 based upon current rates offered on similar instruments.

<PAGE 18>

       The   estimated  fair  value  of   the
Company's    financial    instruments     and
derivatives are as follows:

(All  Amounts  in  Thousands) Carrying Amount     Fair Value
                              _______________     __________
Interest   Rate
 Conversion   Agreements            --             ($  4,908)
Forward  Purchase  Contracts        --                   318
Long-Term Debt                   ($257,608)        ( 251,429)
Investments in
 Unconsolidated Entities
       Recorded at Cost             13,152            28,412


      Disclosure  of the fair  value  of  all
balance   sheet   classifications   is    not
required,   including  but  not  limited   to
certain   vessels,   property,   plant    and
equipment,   direct   financing   leases   or
intangible assets which may have a fair value
in  excess  of  historical cost.   Therefore,
this disclosure does not purport to represent the fair value of the Company.

NOTE N - ACCOUNTS PAYABLE AND ACCRUED
LIABILITIES

     Detailed below are the components of the Balance Sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.

                          1994     1993
                         _______________
    (All Amounts in
    Thousands)
    Trade Accounts
    Payable              $13,232   13,706
    Accrued Salaries
    and Benefits           5,265    1,678
    Accrued Voyage
    Expenses              31,573   34,492
    Accrued Interest       2,991    7,705
    Taxes Payable            260     ---
                         ________________
                         $53,321  $57,581
                         ================

NOTE O-QUARTERLY FINANCIAL INFORMATION -(Unaudited)

                                 Quarter Ended
                             March 31   June 30   Sept. 30   Dec. 31
                             ---------------------------------------
1994  Revenue                $83,361    $89,148   $81,568    $88,256
      Expense                 68,295     74,658    64,792     69,273
      Gross Voyage Profit     15,066     14,490    16,776     18,983
      Net Income               2,447      3,391     3,498      3,715
      Earnings per Common
          and Common
          Equivalent
          Share
                Primary:
                Net Income      0.46       0.63      0.65       0.69

1993  Revenue                $83,997    $89,843   $82,214    $85,597
      Expense                 68,266     72,623    66,876     69,568
      Gross Voyage Profit     15,731     17,220    15,338     16,029
      Income Before
          Extraordinary Item   1,056      3,184     1,465      1,940
      Extraordinary Item         --      (1,703)      110       (123)
      Net Income               1,056      1,481     1,575      1,817
      Earnings per Common
          and Common
          Equivalent
          Share
                Primary:
                Income          0.12       0.54      0.24       0.36
                Before
                Extraordinary
                Item
      Extraordinary Item         --       (0.33)     0.02      (0.02)
      Net Income                0.12       0.21      0.26       0.34

1992  Revenue                $76,627    $81,694   $82,395    $83,892
      Expense                 62,239     66,829    69,456     68,503
      Gross Voyage Profit     14,388     14,865    12,939     15,389
      Income Before
         Cumulative Effect of
         Accounting Change     2,282      1,901     1,919        397
      Cumulative Effect of
         Accounting Change    (3,218)       --        --          --
      Net Income                (936)     1,901     1,919        397
      Earnings per Common
         and Common
         Equivalent
         Share
                Primary:
                Income
                Before
                Cumulative
                Effect of
                Accounting
                Change          0.37       0.29      0.30        0.00
      Cumulative Effect of
          Accounting
          Change               (0.63)       --       --            --
      Net Income               (0.26)      0.29      0.30        0.00


[FN]

First Quarter of 1992 amounts have been restated to reflect the cumulative effect of an accounting change.


COMMON STOCK PRICES AND DIVIDENDS FOR EACH
QUARTERLY PERIOD OF 1993 AND 1994
(Source: New York Stock Exchange)

                                          Cash
                                       Dividends
        1993          High      Low       Paid
       __________________________________________
       1st Quarter    21 1/2    18 1/8  .05/Share
       2nd Quarter    23 7/8    20 7/8  .05/Share
       3rd Quarter    23 1/4    19 3/8  .05/Share
       4th Quarter    22 5/8    18 1/2  .05/Share


                                             Cash
                                           Dividends
        1994          High       Low         Paid
       _____________________________________________
       1st Quarter    23 1/8    18 3/8     .05/Share
       2nd Quarter    22 5/8    20         .05/Share
       3rd Quarter    21 3/4    19 3/4     .05/Share
       4th Quarter    21 5/8    19 1/2     .05/Share

Approximate Number of Common Stockholders of
Record at March 1, 1995 - 944

<PAGE 19>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To    The   Stockholders   of   International
Shipholding Corporation

       We   have   audited  the  accompanying
consolidated  balance sheets of International
Shipholding    Corporation    (a     Delaware
corporation)  and subsidiaries (the  Company)
as  of  December 31, 1994 and 1993,  and  the
related  consolidated statements  of  income,
changes in stockholders' investment and  cash
flows  for  each of the three  years  in  the
period   ended  December  31,  1994.    These
financial  statements are the  responsibility
of    the    Company's    management.     Our
responsibility is to express  an  opinion  on
these  financial  statements  based  on   our
audits.   We  did  not  audit  the  financial
statements of A/S Havtor and subsidiaries and
A/S   Havtor   Management  and   subsidiaries
("Havtor"),  the  investment  in   which   is
reflected   in  the  accompanying   financial
statements   using  the  equity   method   of
accounting through March 31, 1993  (see  Note
K).   The  equity in the combined Havtor  net
loss  represents  (18.9%)  of  the  Company's
consolidated income before extraordinary loss
and  cumulative effect of accounting  change,
for  the  year ended December 31, 1992.   The
statements of Havtor for 1992 were audited by
other   auditors   whose  report   has   been
furnished  to us and our opinion, insofar  as
it   relates  to  the  amounts  included  for
Havtor, is based solely on the report of  the
other auditors.
      We  conducted our audits in  accordance
with  generally accepted auditing  standards.
Those  standards  require that  we  plan  and
perform   the  audit  to  obtain   reasonable
assurance   about   whether   the   financial
statements are free of material misstatement.
An audit includes examining, on a test basis,
evidence    supporting   the   amounts    and
disclosures in the financial statements.   An
audit  also includes assessing the accounting
principles  used  and  significant  estimates
made by management, as well as evaluating the
overall financial statement presentation.  We
believe  that our audits provide a reasonable
basis for our opinion.
      In our opinion, based on our audits and
the  report of the other auditors  for  1992,
the  financial statements referred  to  above
present fairly, in all material respects, the
consolidated    financial     position     of
International  Shipholding  Corporation   and
subsidiaries  as  of December  31,  1994  and
1993,  and the consolidated results of  their
operations and their cash flows for  each  of
the  three years in the period ended December
31,   1994   in  conformity  with   generally
accepted accounting principles.
      As discussed in Note C to the financial
statements, the Company changed its method of accounting for post-retirement benefits in
1992  to  comply with provisions of Statement
No. 106 of the Financial Accounting Standards
Board.

New Orleans, Louisiana
January 13, 1995


Arthur Andersen LLP