Form 10-K, Exhibit 13
period 1995-12-31
INTERNATIONAL SHIPHOLDING CORP
filed 1996-03-27
CIK 278041

<PAGE 1>

            INTERNATIONAL SHIPHOLDING CORPORATION
       SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
 (All Amounts in Thousands Except Share, Per Share Data and
                           Ratios)

Consistent Operating Results
($ In Millions)

                      OPERATING
YEAR      EBITDA*      INCOME
----      ------      ---------
1989      61.8          31.4
1990      73.0          34.9
1991      73.5          33.5
1992      75.2          30.9
1993      81.2          36.5
1994      79.5          37.9
1995      81.9          37.9

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

                                  Year Ended December 31,
                       1995      1994      1993      1992      1991
                       -------------------------------------------------
INCOME STATEMENT DATA:
Revenues               $ 341,789 $ 342,333 $ 341,651 $ 324,608 $ 328,429

Gross Voyage Profits   $  64,536 $  65,315 $  64,318 $  57,581 $  61,303
Operating Income       $  37,921 $  37,861 $  36,486 $  30,935 $  33,457
Income Before
  Extraordinary Item and
  Cumulative Effect of
  Accounting Change    $  20,980 $  13,051 $   7,645 $   6,499 $  15,233
Extraordinary Item             -         - $  (1,716)        -         -
Cumulative Effect of
  Accounting Change              -         -         - $  (3,218)        -
Net Income             $  20,980 $  13,051 $   5,929 $   3,281 $  15,233
Earnings Per Common
  and Common Equivalent
  Shares:
    Before Extraordinary
      Item and Cumulative
      Effect of Accounting
      Change           $    3.14 $    1.95 $    1.01 $    0.77 $     2.13
    Extraordinary Item         -         - $   (0.26)        -          -
    Cumulative Effect of
    Accounting Change          -         -         - $   (0.50)         -
    Net Income         $    3.14 $    1.95 $    0.75 $     0.27 $    2.13
* Earnings Before
    Interest, Taxes,
    Depreciation and
    Amortization       $  81,877 $  79,482 $  81,166 $   75,209 $  73,482

BALANCE SHEET DATA:
Working Capital        $  13,407 $  16,819 $  17,649 $    7,920 $  28,327
Total Assets           $ 647,580 $ 547,091 $ 531,372 $  519,963 $ 496,994

Long-Term Debt
   (including
   Capital Lease
   Obligations)        $ 289,495 $ 251,944 $  240,132 $ 231,148 $  200,472
Redeemable Preferred
   Stock                       -         -          - $  13,548 $   13,290
Common Stockholders'
   Investment          $ 166,261 $ 146,316 $  134,497 $ 124,004 $  123,408
Ratio of Long-Term
   Debt and Capital Lease
   Obligations to Common
   Stockholders'
   Investment             1.74:1    1.72:1     1.79:1    1.86:1     1.62:1
Ratio of Long-Term
   Debt to Earnings
   Before Interest,
   Taxes, Depreciation
   and Amortization       3.54:1    3.17:1     2.96:1    3.07:1     2.73:1
Long-Term Debt as a
   Percentage of Sum of
   Long-Term Debt,
   Redeemable Preferred
   Preferred Stock and
   Common Stockholders'
   Investment                64%       63%       64%       63%        59%
OTHER DATA:
Cash Dividends Per
   Common Share        $  0.1825  $   0.16  $   0.16  $   0.16  $    0.16
Weighted Average of
   Common and Common
   Equivalent Shares: 6,682,887  6,682,887  6,525,259  6,423,583  6,406,933

[FN]
All per share and weighted average share amounts have been restated for November 17, 1995 twenty-five percent stock dividend.
<PAGE 2>
TO THE SHAREHOLDERS

     Net profit for the fourth quarter ended December 31, 1995 was $14.845 Million or $2.23 per share compared to a net profit in the fourth quarter 1994 of $3.715 Million or $0.69 per share ($.55 per share after restatement for 25% stock Dividend). For the twelve months ended December 31, 1995, net profit was $20.980 Million or $3.14 per share compared with a net profit of $13.051 Million or $2.44 per share ($1.95 per share after restatement for 25% stock dividend) for the twelve months ended December 31, 1994. The fourth quarter 1995 and twelve months 1995 reflect an after tax gain of $11.3 Million on the sale of our 8% interest in Havtor A/S, a Norwegian shipowning company acquired by another Norwegian shipowner in an expansion of its interests in Liquified Petroleum Gas Carriers. The proceeds from this sale are available for reinvestment or retiring debt.

     Aside from the gain on the sale of Havtor A/S shares, our operating income for the year ended December 31, 1995 was $37.921 Million compared to $37.861 Million in 1994,
$36.5 Million in 1993, $30.9 Million in 1992 and $33.5
Million in 1991.  For the last five years, our Earnings
Before Interest, Taxes, Depreciation and Amortization
(EBITDA) have run from $73.5 Million to $81.9 Million
(average of $78.26 Million) providing conservative coverage for debt service.

     The book equity of the Company has grown from $123.408
Million in 1991 to $166.261 Million in 1995. Our conservative approach in the market place has enabled us to report 45 consecutive quarters without a loss.

     Forest Lines Trans-Atlantic LASH service completed another good year. If cargo offerings continue at the current favorable level, we expect to be able to add a third
LASH vessel to the service by mid-year 1996.

     Waterman service between U.S. Gulf and Atlantic ports and South Asia had a down year in 1995, but a notable improvement in the fourth quarter. Freight rates have now increased slightly for some Eastbound cargoes along with better volume. We look forward to somewhat improved results for this service in 1996.

     During 1995, we continued our LASH vessels and two Multi-Purpose Ice-Strengthened vessels on medium term charters to the Military Sealift Command (MSC). Also, three RO/RO vessels continued to operate on long-term charter to MSC. Results were satisfactory. One of the Ice-Strengthened vessels, the "GREEN RIDGE", was redelivered at year's end and is now employed in the carriage of general cargo in the Atlantic Ocean area. We are now reviewing future employment opportunities for the two LASH vessels whose charters expire in May, 1996. They are potential candidates for renewal of charters with MSC and/or deployment in one of our other services.

     Our Cape-Size Bulk carrier, "AMAZON", was redelivered from a time charter in January, 1996 and is now employed carrying grain in the spot market. Freight rates in the bulk carrier markets have recently become depressed. We intend to utilize the "AMAZON" on short voyages until freight rates increase.

     The four specialized Car Carriers in our fleet continue to operate successfully on long-term charters to major
Japanese and South Korean car manufacturers.

     The M.V. "SULPHUR ENTERPRISE" as of the end of 1995 has made 100 trips carrying a total of about 2.4 Million tons of molten sulphur since her delivery from the shipbuilders in October, 1994. She is performing under a long-term contract with a major mineral resource company.

     The M.V. "BALI SEA" and M.V. "BANDA SEA", two Float-On/Float-Off Heavy Lift vessels, together with 26 Special Purpose Barges, were all delivered to one of our subsidiary companies from Far Eastern shipyards between August, 1995 and December, 1995. These vessels have now begun service as of December, 1995, under a long-term contract providing ocean transportation of supplies to a large mining operation on Irian Jaya, Indonesia, from various ports in the South Pacific area.

     The S.S. "ENERGY ENTERPRISE", a 38,164 long ton deadweight capacity conveyor-belt equipped coal carrier finally completed shipyard work on February 6, 1996, shifted to Newport News, Virginia, and loaded her first coal cargo under our ownership and charter to a New England electric utility company. She thereby began employment under a 15-year charter carrying coal in the coastwise and near-sea trade. From time to time during this charter period, she will also perform service for other customers.

     During 1995, our river barge system carried a total of 3,200,000 tons of coal from loading points on the Ohio
River to Florida via the Mississippi River Intracoastal
Waterways and our coal transfer facility in Gulf County, Florida.

     After completion of the merger of Havtor A/S with Kvaerner Industries reported in our 1994 Annual Report, a further merger of the combined companies was effected with Bergesen A/S, another large Norwegian
<PAGE 3>
shipowning company.  The
surviving company, Bergesen, is now the world's largest owner of Liquified Petroleum Gas (LPG) Carriers in addition to a substantial fleet of Oil Tankers, a total of sixty-six
(66) LPG Carriers and twenty (20) VLCC and ULCC Tankers. We accepted cash for our shares of Havtor A/S as reported above.

     1995 was a relatively good year in the international dry bulk cargo markets. Rates peaked at highest level achieved in recent years in May; but as the year unfolded , rates began to decline. New large bulk carriers entered the market from Far Eastern shipyards before a sufficient number of obsolete vessels were sold for demolition. A total of about 16.8 million deadweight tons of ships were sold for demolition during the year, about 3.6 million deadweight tons less than 1994. Of the tonnage sold for scrapping in 1995, 12.3 million deadweight tons were tankers and combination carriers. The balance were dry cargo carriers, much less than necessary to offset newbuilding deliveries. As the new year begins, the dry bulk cargo markets enter another down cycle particularly for Cape-Size bulk carriers. The outlook, therefore, is for depressed freight rates for the rest of 1996 until more of the older ships are scrapped and cargo volumes increase to absorb scheduled newbuildings. However, lower freight rates should encourage older bulk carriers to be sold for scrapping.

     Since almost all of our business is medium to long-term contracts or market share in dedicated trades, we are not seriously impacted by the fluctuating bulk cargo markets. We, therefore, expect to ride out the 1996 depressed bulk market while expecting an upturn in 1997. In the meantime, the Company's strong financial position will enable it to take advantage of investing in new projects meeting our policy goals.

     At a regular meeting on January 24, 1996, the Board of Directors declared a quarterly dividend of $.0625 per share payable on March 15, 1996 to shareholders of record on March 1, 1996. Previously , the Board authorized a 25% stock dividend paid on November 17, 1995 and increased the quarterly dividend rate payable December 15, 1995 to the new rate of $.0625 per share.

/s/Niels W. Johnsen
Niels W. Johnsen
Chairman


/s/Erik F. Johnsen
Erik F. Johnsen
President
<PAGE 4>
INTERNATIONAL SHIPHOLDING CORPORATION
REVIEW OF OPERATIONS

International Shipholding Corporation, through its subsidiaries and associates, is engaged in various types of waterborne freight transportation-LASH (for Lighter Aboard
Ship) carriage, Pure Car Carrier services, roll-on/roll-off, breakbulk and bulk carrier services, inland vessel and barge transportation-with emphasis on medium to long-term contracts and charters. The Company has offices in New York, New Orleans, Washington, D.C., and Houston, and maintains a network of marketing agents in major cities worldwide.

Principal subsidiaries of the Company include Central Gulf
Lines, Inc., Waterman Steamship Corporation, Forest Lines
Inc., and LCI Shipholdings, Inc., who together operate a fleet of 29 modern vessels.

LASH-The Company placed the world's first two LASH vessels in operation in 1969 and 1970, and has continued as a leading owner and operator of this type of ocean transportation. The Company's LASH system operations consist of 10 large ocean carriers, three ocean towed feeder LASH vessels, one self-propelled feeder LASH vessel, and a fleet of 1,650 LASH barges.
     The large LASH vessels each carry between 83 and 89 LASH barges and utilize additional spaces aboard ship for cargo not loaded into barges. The barges, all of a standard size with cargo capacity of 375 tons, are towed in ports and on inland waterways to various shipping points where they are loaded with cargo and returned to the ocean going vessel. They are hoisted aboard by a special ship-board gantry-type crane and transported overseas where the process is reversed.
     The LASH ships do not require special docks or terminals, and are generally worked at anchor in river, roadsteads and light traffic port areas. LASH cargo rarely requires transshipment, moving from origin to destination under one bill of lading.
     Waterman Steamship Corporation operates four of the large U.S. Flag LASH vessels on subsidized liner service between the U.S. Gulf and Atlantic coasts and the Middle East, East Africa, the Indian Sub-Continent, and southeast Asia. A variety of general, bulk and project cargo is transported outbound, while large amounts of rubber, coffee and general cargo are carried inbound.
     Waterman also operates a fifth large U.S. Flag LASH vessel under charter to the U.S. Navy's Military Sealift Command (MSC).
     Two of the Company's large international flag LASH vessels are being operated in the Trans-Atlantic service by the Company's subsidiary, Forest Lines Inc. Outbound the vessels carry a variety of cargoes and have medium to long-term contracts with several major shippers; inbound they carry various general cargoes, primarily steel, from European ports to the United States.
     Central Gulf Lines, Inc. operates the other three large U.S. Flag LASH vessels under time charters to the Military Sealift Command.

FLASH-The three 8-LASH barge capacity, ocean towed, float-on/float-off feeder LASH (FLASH) units are being operated between various southeast Asian ports as an integral part of the Waterman service.

DOCKSHIP-The 15-LASH barge capacity float-on/float-off
DOCKSHIP is being operated in conjunction with Forest Lines'
Trans-Atlantic LASH service to facilitate movement of LASH barges between European ports.

PURE CAR CARRIERS-Central Gulf Lines, Inc. continued the operation during 1995 of its two U.S. Flag Pure Car Carriers, M/V "GREEN LAKE" and M/V "GREEN BAY", under contracts with Toyota Motor Corporation and Honda Motor Co., Ltd. to transport automobiles between Japan and North America.
     The Company, through its LCI Shipholdings, Inc. subsidiary, also continued the operation of its two 4,800-car capacity Pure Car Carriers, M/V "CYPRESS PASS" and M/V "CYPRESS TRAIL", transporting automobiles from the Far East to the United States and Europe for the account of Hyundai.

BREAKBULK SERVICES-The Company's U.S. Flag Semi-Submersible
Barge (SSB), "CAPS EXPRESS", is being operated in the open market on a cargo offered basis.

ROLL-ON/ROLL-OFF SERVICES-The Company, through its Waterman
Steamship Corporation subsidiary, is operating three modern
U.S. Flag Roll-On/Roll-Off vessels,
<PAGE 5>
S.S. "SGT. MATEJ KOCAK",
S.S. "PFC. E.A. OBREGON", AND S.S. "MAJ. S.W. PLESS", under long-term charters to the Military Sealift Command.

ICE STRENGTHENED MULTI-PURPOSE VESSELS-During 1995 the
Company's two U.S. Flag Ice Strengthened Multi-Purpose vessels, M/V "GREEN WAVE" and M/V "GREEN RIDGE", continued to be operated under medium term charters to the Military
Sealift Command. The "GREEN RIDGE" was redelivered from its MSC charter in December 1995, and is currently employed in the carriage of general cargo.

CAPE-SIZE BULK CARRIER-The Company's 148,000 DWT. Cape-Size
Bulk Carrier, M/V "AMAZON", was redelivered from a time charter in January, 1996 and is now employed in the spot market carrying grain.

SULPHUR CARRIER-The M/V "SULPHUR ENTERPRISE" continued to carry molten sulphur from Louisiana to U.S. Gulf ports under its long-term contract with a large mineral resource company.

FLOAT-ON/FLOAT-OFF SPECIAL PURPOSE VESSEL (SPV)-The Company in 1995 acquired two semi-submersible barge-carrying vessels and had them converted to carry newbuilt special purpose barges under a long-term contract with a major copper and gold mining company to provide ocean transportation of supplies to its mining operation in Indonesia. The two Float-On/Float-Off SPV's, renamed M/V "BALI SEA" and M/V "BANDA SEA", together with 26 special purpose barges, commenced work on the contract in December, 1995.

COAL CARRIER-The Company took title in September of 1995 to the S.S. "ENERGY INDEPENDENCE", a self-unloading, conveyor-belt equipped U.S. Flag Coal Carrier eligible for U.S. domestic trade. The 38,164 DWT, vessel, renamed "ENERGY ENTERPRISE", completed shipyard work and commenced service in February, 1996 under a long-term charter to a New England electric utility company, carrying coal in the coastwise and near-sea trade.
<PAGE 6>

FLEET
STATISTICS
                          Total Dead-      Total Dead-
                          Weight Carrying  Weight Carrying
Owned vessels Number      Capacity (ea.)   Capacity
----------------------------------------------------------
LASH              3           47,500 L.T.  142,500 L.T.
LASH              6           46,150       276,900
LASH              1           39,493       39,493
PURE CAR CARRIERS 2           10,500       21,000
PURE CAR CARRIERS 2           12,700       25,400
FLASH             3            3,600       10,800
DOCKSHIP          1            6,800        6,800
RO/RO             3*          25,476       76,428
ICE STRENGTHENED
  MULTI-PURPOSE   2           12,820       25,640
CAPE-SIZE BULK
  CARRIER         1          148,000      148,000
MOLTEN SULPHUR
  CARRIER         1           29,000       29,000
SEMI-SUBMERSIBLE
  BARGE (SSB)     1           14,894       14,894
FLOAT-ON/FLOAT-
  OFF SPECIAL
  PURPOSE VESSELS
  (SPV)           2           21,880       43,760
COAL CARRIER      1           38,164       38,164
JUMBO RIVER
  BARGES        111*           3,100      344,100
RIVER BARGES     18            1,500       27,000
-------------------------------------------------
FLEET CAPACITY - 1995                   1,269,879
  VESSELS         29*
  LASH BARGES  1,650*
  RIVER BARGES   129*
  SPECIAL
    PURPOSE
    BARGES        26
  TOWBOATS        15*
*Includes leased equipment.

DOMESTIC TRANSPORTATION-Central Gulf Lines, Inc. has a long-term contract with a Florida based electric utility for the transportation of coal from Mt. Vernon, Indiana to the Company's coal transfer facility at Port St. Joe, Florida, where the coal is trans-loaded into railcars and moved to the utility's plant site at Palatka, FL. The Company is responsible for the waterborne movement of the coal from the loading point on the Ohio River to the discharge point at the terminal and for unloading the barges there and transferring the coal into railcars.
     The Company operates 111 hopper barges, 15 towboats and certain terminal transfer equipment in carrying out the requirements of the contract.

LITCO TERMINAL COMPLEX-The Company's LITCO (LASH Intermodal
Terminal Company) Terminal at Memphis is in its fourth year of operation and has continued to experience satisfactory utilization. The terminal is the only totally enclosed multi-modal cargo transfer facility in the United States, providing 287,000 sq. ft. of enclosed warehouse and loading/discharging stations for LASH barge, rail, truck, and heavy-lift operations.
     LITCO is strategically located to move cargo on just-in-time scheduling between major inland markets and world ports, and is contributing positively to the performance of both Forest Lines and Waterman services by improved turn-around time of the Company's LASH barge fleet.

<PAGE 7>
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION
AND RESULTS OF OPERATIONS

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

RESULTS OF OPERATIONS

      Year  ended December 31, 1995 Compared to  Year  Ended
December 31, 1994

     GROSS VOYAGE PROFIT.  Gross voyage profit decreased 12%
to  $64.5  million in 1995 as compared to $65.3  million  in
1994.   Gross voyage profit was negatively impacted by lower
freight  rates and higher operating costs for the  Company's
LASH vessels employed in liner service between ports on  the
U.S.  Gulf/U.S. Atlantic Coast and South Asia (Trade  Routes
18  and  17).   Also impacting 1995 results was a  scheduled
rate reduction on one of the Company's vessels chartered  to
the   Military  Sealift  Command  (the  "MSC").    Partially
offsetting  these reductions was the addition  of  a  molten sulphur carrier in early fourth quarter of 1994.
     The Company currently charters eight vessel to the MSC.
A  new  charter  with an initial period of seventeen  months with  two seventeen month option periods began in early 1995 for one of the Company's LASH vessels.  During 1995, the MSC exercised  the second of two seventeen month option  periods which extends through early 1997 on another of the Company's
LASH vessels.  The two remaining LASH vessels on charter  to the  MSC  are operating under charters which expire in  mid-
1996  and future employment opportunities for these  vessels are being reviewed.  During 1995, the MSC also exercised the first  of two seventeen month option periods on one  of  the
Company's  two ice strengthened multi-purpose vessels  which extends into mid-1996.  The MSC did not exercise its  option to renew the charter of the Company's other ice strengthened
multi-purpose  carrier when it expired in late  1995.   This
vessel  is now being operated in the open market on a  cargo
offered  basis.   The  three  Roll-On/Roll-Off  vessels   on
charter to the Military Prepositioning Service are fixed  on
MSC charters that will terminate in the years 2009 and 2010.
      Vessel  and barge depreciation increased  by  6.3%  to
$24.7  million during 1995 as compared to $23.3  million  in
1994  primarily  due  to the addition of  a  molten  sulphur carrier in early fourth quarter of 1994.  This increase  was partially  offset by the life extension of two LASH  vessels which  were  purchased in 1994 upon the termination  of  the capital lease of these vessels.

      OTHER INCOME AND EXPENSES.  Administrative and general
expenses  decreased 2.7% to $26.6 million  during   1995  as
compared to $27.4 million in 1994 stemming from a continuing cost reduction program.
      Interest  expense increased 18.1% to $25.6 million  in
1995  as compared to $21.7 million in 1994 primarily due  to interest  incurred  on the following:  the  financing  of  a molten  sulphur  carrier  that delivered  in  October  1994, interest  rate conversion agreements, and financing received in  early 1995 for general corporate purposes in the  amount of  $12.0  million.  This increase was partially  offset  by regularly scheduled debt payments of $28.5 million.
      Investment income decreased slightly from $2.8 million
in  1994  to $2.7 million in 1995 reflecting a reduction  in
the   average  balance  of  invested  funds.   Additionally,
investment  income  in  1994 reflected  the  recognition  of interest  on  a promissory note related to the  sale  of  an
investment  in  an unconsolidated entity.   This  promissory
note was acquired by the Company in the first half of 1995.
      The  Company's  equity in net income of unconsolidated
entities  was $0.3 million in 1995 as compared to equity  in losses  of  $0.1 million in 1994.  The Company's interest  in these entities was liquidated in 1995.
       As  of  December  31,  1994,  the  Company  held   an
approximate  12.6%  interest  including  both   direct   and
indirect  interests in Havtor AS, a publicly listed  company on  the Oslo Stock Exchange.  The Company also held a  14.2%
interest   in  A/S  Havtor  Management,  a  privately   held
Norwegian ship management company affiliated with Havtor AS.
As of December 31, 1994, the Company held a 50% interest  in a foreign entity, Bulkowner's 1984, which was formed to  own and  operate  two combination dry cargo/petroleum  products,
PROBO  vessels.  The Company also held a 10% interest  in  a limited  partnership  with certain  Norwegian  interests  to construct  and  own a Liquified Petroleum Gas carrier  which delivered in 1993.
     During the first half of 1995,  A/S  Havtor  Management
and the gas carrier activities  of  Kvaerner,  an  unrelated
Norwegian  company,  merged  into  Havtor AS.  In  addition,
Havtor  AS  agreed  to  acquire  other  vessels  and  vessel interests, including the 50% interest held by the Company in two  PROBO vessels  and the 10% interest held in a Liquified
Petroleum Gas  carrier.   Subsequent  to  the  merger,   the
Company's  interest  including  both   direct  and  indirect
interests  in Havtor AS approximated 7.7%.  During  November
1995 the Company sold this 7.7% interest in Havtor  AS   for
approximately $48 million.  The sale resulted  in  a  before tax gain of approximately $17 million.

      INCOME TAXES.  The Company provided $11.4 million  and
$6.6  million for Federal income taxes at the statutory rate
of  35%  for   1995   and   1994,  respectively.  Income  of
unconsolidated entities is shown net of applicable taxes.

<PAGE 8>
      Year  Ended December 31, 1994 Compared to  Year  Ended
December 31, 1993

      GROSS VOYAGE PROFIT.  Gross voyage profit  increased
1.6%  to  $65.3 million in 1994 as compared to $64.3 million
in  1993.   Positively affecting 1994 results were  improved
freight  rates and increased volume in the Company's  Trans-
Atlantic  LASH  liner  service.  Also  contributing  to  the increased  gross voyage profit in 1994 was the  addition  in early  fourth  quarter  of  a newly  built  vessel  employed carrying  molten sulphur under a long-term contract  with  a major  sulphur  producer.  Results for 1994  also  reflected only 79 days out-of-service for drydocking, an unusually low number,  as  compared to 292 days in 1993.  These  increases were  partially  offset  by reduced  freight  rates  on  the
Eastbound  leg  of  the Company's LASH vessels  employed  in liner  service between ports on the U.S. Gulf/U.S.  Atlantic
Coast  and  South  Asia  (Trade Routes  18  and  17).   Also
impacting  1994 results were scheduled reductions  in  rates earned  on  some  of  the Company's MSC charter  operations, primarily reflecting negotiated adjustments for three  Roll-
On/Roll-Off vessels in consideration of fixing the period of
these  charter  for  the  full  25  years.   Scheduled  rate
reductions  were also implemented upon the exercise  of  the first option periods for two LASH vessels.
      Vessel  and barge depreciation decreased  by  2.8%  to
$23.3  million during 1994 as compared to $23.9  million  in
1993 primarily due to the life extension of two LASH vessels which  were  purchased in 1994 upon the termination  of  the capital lease of these vessels.  The reduction was partially offset  by  the  amortization of costs associated  with  the
Company's  barge refurbishment program and costs  associated with upgrade work on a breakbulk vessel.

      OTHER INCOME AND EXPENSES.  Administrative and general
expenses  decreased  3.0% to $27.4 million  during  1994  as compared  to $28.2 million in 1993.  This reduction resulted primarily  from  the expensing in 1993 of approximately  $1.0 million in costs that related to a proposed acquisition that was not consummated.
      Interest expense increased to $21.7 million in 1994 as
compared  to $21.2 million in 1993 primarily due to interest incurred  on  the  Company's $100 million, 9%  Senior  Notes issued in July, 1993, interest incurred on the financing  of a molten sulphur carrier that delivered in October 1994, and higher interest rates on variable rate loans.  This increase was partially offset by regularly scheduled debt payments of
$37.1  million  in 1994 and prepayment of $58.9  million  of debt  during  1993  from the proceeds of  the  $100  million
Senior Notes.
      Investment income increased from $1.7 million in  1993
to  $2.8  million  in 1994.  This increase reflected  higher interest  rates earned on invested funds and the recognition of  interest earned on a promissory note related to the sale of  an  18.5%  interest in A/S Havtor as  further  discussed below.  Additionally impacting the favorable variance was  a higher average balance of invested funds during 1994.
      The  Company's  equity  in  losses  of  unconsolidated
entities decreased from $2.3 million in 1993 to $0.1 million in  1994, primarily resulting from the sale during  1994  of interests  the  Company held in A/S Havtor  and  A/S  Havtor
Management.
      During  1993 the Company sold an 18.5% direct interest
in  A/S  Havtor for $7.6 million, of which $2.8 million  was received  in cash and $4.8 million was received in the  form of a promissory note.  The transaction reduced the Company's direct  interest in A/S Havtor to 14.8% and resulted  in  a
gain  after taxes of approximately $.9 million.  A provision for  doubtful accounts was recorded in 1993 to  reflect  the deferral of the gain until receipt of the proceeds from  the promissory note, which was scheduled to mature in  mid-1996.
In  1994,  A/S  Havtor  and associated  Norwegian  companies merged  with  a  publicly listed company the on  Oslo  Stock
Exchange.   This  new  public company, Havtor  AS,  operated
mainly   Liquified   Petroleum  Gas  (LPG)   carriers.    In
substitution  for  the A/S Havtor stock held  as  collateral under  the aforementioned promissory note, shares of  Havtor
AS  were pledged.  Due to the liquidity and market value  of these  shares, deferral of the gain was no longer necessary;
therefore  during  1994 the related allowance  was  reversed resulting in income after tax of $0.9 million.

      INCOME TAXES.  The Company provided $6.6 million  for
Federal income taxes at the statutory rate of 35% for both years 1994 and 1993.

OPERATING DIFFERENTIAL SUBSIDY.
      For  the years ended December 31, 1995, 1994 and 1993,
the   Company   received  aggregate  operating  differential
subsidy  payments of $22.7 million, $21.7 million and  $19.3
million,  respectively.   The  Company's  subsidy  agreement
expires   on  December  31,  1996,  and  all  other  subsidy
agreements  with U.S. flag operators expire on December  31,
1997.   It  is not clear at this point whether the subsidies
will be renewed.  If the subsidy program is not renewed, the
Company will be required to consider various options for its
U.S.  Flag vessels receiving operating differential subsidy, including  vessel  modifications that  would  increase  fuel efficiency, reduction of crew size and wages to more closely approximate  those of non-subsidized vessels,  reduction  of other  operating expenses, and/or transfer to  foreign  flag operations with foreign crews.
____________________________________________________________
LIQUIDITY AND CAPITAL RESOURCES
      The following discussion should be read in conjunction
with  the  more  detailed Consolidated  Balance  Sheets  and
Consolidated  Statements  of Cash Flows  included  elsewhere herein  as  part  of  the  Company's Consolidated  Financial
Statements.
      The  Company's  working capital decreased  from  $16.8
million  at  December 31, 1994 to $13.4 million at  December
31, 1995 after provision for current maturities of long-term debt  of $40.8 million and capital lease obligations of $1.5 million.  Cash and cash equivalents increased during 1995 by
$24.7 million to a total of $54.3 million.
      Positive  cash  flows  were  achieved  from  operating
activities during 1995 in the amount of $54.0 million.   The
major  source  of  cash  from  operations  was  net  income,
adjusted   for  noncash  provisions  such  as  depreciation,
amortization and gains and losses on the sale of assets.
<PAGE 9>
      Net  cash  used for investing activities  amounted  to
$79.2  million  during  1995.  Capital investments  included
$65.4  million for the purchase of a U.S. flag coal carrier,
$53.6  million for the purchase and conversion of two  semi-
submersible  vessels and related cargo barges, $2.6  million for  upgrades to information systems, $2.6 million  for  the
purchase   of   a   towboat  and  $3.7  million   in   other
miscellaneous items.  Also, the Company added $11.7  million of  deferred charge items, primarily drydocking  and  vessel
survey  expenditures.   The Company  received  approximately
$48.6  million  from the sale of the Company's  interest  in
Havtor   AS  and  $2.8  million  from  the  liquidation   of
securities.   Net  cash used for other investing  activities
amounted  to  $9.1   million  and  included   $3.1   million
previously placed in escrow  for  the  purchase  of  a  coal
carrier  which  was delivered  in  1995  and   $5.6  million
previously  held  as collateral  for   a  letter  of  credit
related   to   the   construction  of 26 barges  which  were
delivered in 1995.
      Net cash provided by financing activities amounted  to
$49.9   million.   Proceeds  from  the  issuance   of   debt
obligations   of  $105.7  million  included  $50.0   million
received from a medium-term loan used for the purchase of  a
U.S.  flag coal carrier, $29.2 million received from a long-
term loan associated with the acquisition and conversion  of two  semi-submersible  barge carrying  vessels  and  related cargo barges, $14.5 million drawn under lines of credit, and
$12.0  million from a medium-term loan which  was  used  for general  corporate purposes.  These proceeds were  partially offset  by regularly scheduled  principal payments of  $28.5 million and repayment of $24.5 million drawn under lines  of credit  and  $0.9 million to prepay a portion of the  Senior
Notes  issued in 1993.  The Company also added $0.6  million in  deferred financing charges.  Additionally, $1.2  million was used to meet common stock dividend requirements.
      The  Company has entered into a long-term contract  to
provide  ocean  transportation services to  a  major  mining company  producing copper concentrates at its mine  in  West
Irian  Jaya, Indonesia.  The Company has acquired two  semi-
submersible barge carrying vessels and constructed 26  cargo barges to be used with the aforementioned vessels.  The cost of  these  capital expenditures is expected  to  approximate
$80.1  million of which $55.6 million was paid during  1995.
The remaining $24.5 million will be paid during 1996 with  a major  portion to be financed through a long-term loan  from commercial banks on a variable rate basis.
      During the third quarter of 1995, the Company acquired
a  U.S. Flag Coal Carrier at which time the vessel entered a shipyard to undergo work to meet classification requirements and  for  preventative  maintenance.  The  vessel  completed shipyard work in early 1996 and began employment under a  15 year  charter  carrying coal in the coastwise  and  near-sea trade and from time to time during this charter period  will
also  perform  service  for other customers.   The   Company
obtained medium-term financing on a variable rate basis with a  commercial bank for $50 million to cover a major  portion of  the  combined  cost  of the acquisition  and  subsequent shipyard requirement totaling approximately $73 million.  In late  1995, the Company received a commitment for  long-term refinancing of the $50 million through the private placement market at more favorable terms.
      In  the  third quarter of 1988, the Board of Directors
declared  a  quarterly dividend of $.05 per  share  and  has continued  quarterly dividends in the same amount  for  each
quarterly  period through the third quarter  of  1995.   The
Board  increased  the dividend to $.0625 per  share  in  the fourth  quarter  of  1995 and has expressed  its  intent  to continue  to  declare  similar quarterly  dividends  in  the future,  subject  to the ability of the Company's  operating subsidiaries  to continue to achieve satisfactory  earnings.
During  fourth  quarter of 1995, the Company  distributed  a twenty-five percent stock split effected in the  form  of  a stock dividend.  Cash dividends on common stock during  1995 amounted to approximately $1.2 million.
       The   Financial  Accounting  Standards  Board  issued
Statement No. 121, "Accounting for the Impairment  of  Long-
Lived  Assets and for Long-Lived Assets to Be Disposed  Of",
during 1995.  This statement requires that long-lived assets be  reviewed  for impairment whenever events or  changes  in circumstances indicate that the carrying value of  an  asset may  not be recoverable.  Measurement of the impairment loss should be based on the fair value of the asset.  Adoption of the statement, which is required in 1996, is not anticipated to  have  a  material  effect  on  the  Company's  financial position or results of operations.  However, there can be no assurance  that current circumstances and market  values  of the Company's long-lives assets will not change.
     Management believes that normal operations will provide
sufficient  working  capital and cash  flows  to  meet  debt service  and  dividend requirements during  the  foreseeable future.
     To meet short-term requirements when fluctuations occur
in  working capital, the Company has available four lines of credit totaling $35 million, none of which were drawn as  of
December 31, 1995.
      The  Company  has  not  been notified  that  it  is  a
potentially  responsible  party  in  connection   with   any
environmental matters.

<PAGE 10>

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(All Amounts in Thousands)
                                      December 31,  December 31,
ASSETS                                   1995          1994
                                      ------------  ------------
Current Assets:
  Cash and Cash Equivalents           $   54,281   $   29,611
  Marketable Securities                    4,630        7,096
  Accounts Receivable, Net of
    Allowance for Doubtful
    Accounts of $409 and $404 in
    1995 and 1994, Respectively:
      Traffic                             30,659       28,952
      Agents'                             10,352       10,087
      Claims and Other                     5,823        7,805
  Net Investment in Direct
    Financing Leases                       2,104        2,186
  Other Current Assets                     3,521        3,847
  Material and Supplies
    Inventory, At Cost                    10,545        8,954
                                         -------      -------
Total Current Assets                     121,915       98,538
                                         -------      -------
Investments in and
  Advances to Unconsolidated
  Entities:
    At Cost                                    -       13,152
    At Equity                                  -       20,008
                                         -------      -------
                                               -       33,160
                                         -------      -------
Net Investment in Direct
  Financing Leases                        24,482       26,588
                                         -------      -------
Vessel, Property
  and Other Equipment,
  At Cost:
    Vessels and Barges                   634,905      481,814
    Other Marine Equipment                 7,570        7,745
    Terminal Facilities                   18,126       17,925
    Land                                   2,317        2,317
    Furniture and Equipment               15,892       13,056
                                         -------      -------
                                         678,810      522,857
Less - Accumulated Depreciation         (243,929)    (214,395)
                                        --------     --------
                                         434,881      308,462
                                        --------     --------
Other Assets:
  Deferred Charges in Process of
    Amortization                          26,952       30,613
  Acquired Contract Costs, Net of
    Accumulated Amortization
    of $16,496 and $14,044 in
    1995 and 1994, Respectively           21,733       24,185
  Due from Related Parties                   535        6,174
  Other                                   17,082       19,371
                                         -------      -------
                                          66,302       80,343
                                         -------      -------
                                      $  647,580   $  547,091
                                         =======      =======

[FN]
The accompanying notes are an integral part of these statements.
<PAGE 11>

LIABILITIES AND STOCKHOLDERS' INVESTMENT
(ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
                                       December 31,  December 31,
                                           1995          1994
                                       ------------  ------------
Current Liabilities:
  Current Maturities of Long-Term Debt $  40,785     $  26,755
  Current Maturities of Capital
    Lease Obligations                      1,469        1,329
  Accounts Payable and Accrued
    Liabilities                           77,481       53,061
  Federal Income Tax Payable               6,520          260
  Current Deferred Income Tax Liability    1,283          314
  Current Liabilities to be Refinanced   (19,030)           -
                                         --------      -------
Total Current Liabilities                 108,508       81,719
                                         --------      -------
Current Liabilities to be Refinanced       19,030            -
                                         --------      -------
Billings in Excess of Income Earned
  and Expenses Incurred                     4,639        4,471
                                         --------      -------
Long-Term Capital Lease Obligations,
  Less Current Maturitites                 19,623       21,092
                                         --------      -------
Long-Term Debt, Less Current Maturities   269,872      230,852
                                         --------      -------
Reserves and Deferred Credits:
    Deferred Income Taxes                  38,668       39,414
    Claims and Other                       20,979       23,227
                                          -------      -------
                                           59,647       62,641
                                          -------      -------
Stockholders' Investment:
    Common Stock, $1.00 Par Value,
       10,000,000 Shares Authorized,
       6,756,330 and 5,405,366 Shares
       Issued at December 31, 1995 and
       1994, Respectively                   6,756        5,405
    Additional Paid-in Capital             54,450       54,450
    Retained Earnings                     106,158       87,757
    Less - 73,443 and 58,755 Shares
       of Common Stock in Treasury,
       at cost, at December 31, 1995
       and 1994, Respectively              (1,133)      (1,133)
    Unrealized Holding Gain (Loss) on
       Marketable Securities                   30         (163)
                                          -------      -------
                                          166,261      146,316
                                          -------      -------
                                        $ 647,580   $  547,091
                                        =========   ==========

[FN]
The accompanying notes are an integral part of these statements.

<PAGE 12>

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(All Amounts in Thousands Except Per Share Data)
                                    Year Ended December 31,
                                     1995     1994      1993
                                  --------- --------- ---------
Revenues                          $ 319,084 $ 320,585 $ 322,313
Operating Differential Subsidy       22,705    21,748    19,338
                                  --------- --------- ---------
                                    341,789   342,333   341,651
                                  --------- --------- ---------
Operating Expenses:
  Voyage Expenses                   252,506   253,729   253,386
  Vessel and Barge Depreciation      24,747    23,289    23,947
                                  --------- --------- ---------
Gross Voyage Profit                  64,536    65,315    64,318
                                  --------- --------- ---------
Administrative and
  General Expenses                   26,622    27,371    28,206
Gain(Loss) on Sale of Assets              7       (83)      374
                                  --------- --------- ---------
  Operating Income                   37,921    37,861    36,486
                                  --------- --------- ---------
Interest:
  Interest Expense                   25,561    21,650    21,245
  Investment Income                  (2,676)   (2,826)   (1,748)
                                  --------- --------- ---------
                                     22,885    18,824    19,497
                                  --------- --------- ---------
Gain on Sale of Investments          17,409         -         -
                                  --------- --------- ---------
Unconsolidated Entities (Net
  of Applicable Taxes):
  Equity in Net Income (Loss)
     of Unconsolidated Entities         331     (124)    (2,289)
  Gain on Sale of Equity
     Interests                            -        -        900
  Provision for Doubtful
     Accounts                             -       900      (900)
                                  --------- --------- ---------
                                        331       776    (2,289)
                                  --------- --------- ---------
Income Before Provision for
  Income Taxes and
  Extraordinary Item                 32,776    19,813    14,700
                                  --------- --------- ---------
Provision for Income Taxes:
  Current                            11,296     4,961       714
  Deferred                               94     1,621     5,851
  State                                 406       180       490
                                  --------- --------- ---------
                                     11,796     6,762     7,055
                                  --------- --------- ---------
Income Before Extraordinary Item  $  20,980 $  13,051 $   7,645
                                  --------- --------- ---------
Extraordinary Loss on Early
  Extinguishment of Debt (Net of
  Income Tax Benefit of $924)             -         -    (1,716)
                                  --------- --------- ---------
Net Income                        $  20,980    13,051     5,929
Less:
  Preferred Stock Dividends               -         -       868
  Accretion of Discount on
    Preferred Stock                       -         -       202
                                  --------- --------- ---------
Net Income Applicable to
  Common and Common
  Equivalent Shares               $  20,980 $  13,051 $   4,859
                                  ========= ========= =========
Earnings Per Share:
  Income Before Extraordinary
    Loss                          $    3.14 $    1.95 $    1.01
  Extraordinary Loss              $       - $       - $   (0.26)
                                  --------- --------- ---------
  Net Income                      $    3.14 $    1.95 $    0.75
                                  ========= ========= =========

[FN]
The accompanying notes are an integral part of these statements.
<PAGE 13>

   INTERNATIONAL SHIPHOLDING CORPORATION
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
                                                         Net
(All Amounts in             Additional                   Unrealized
Thousands Except     Common Paid-In    Retained Treasury Holding
Share Data)          Stock  Capital    Earnings Stock    Gain/(Loss) Total
                     -----------------------------------------------------
Balance at
 December 31,1992    $4,978 $48,216    $71,943  ($1,133) $        - $124,004
Net Income for
 Year Ended
 December 31, 1993        -       -      5,929        -           -    5,929
Preferred Stock
 Dividends                -       -       (868)       -           -     (868)
Accretion of
 Discount on
 Preferred Stock          -       -       (202)       -           -     (202)
Cash Dividends            -       -     (1,027)       -           -   (1,027)
Issuance of Stock,
 427,500 Shares
 Pursuant to Exercise
 of Warrants            427   6,234          -        -           -    6,661
                     ------ ------- ---------- -------- ----------- --------
Balance at
 December 31,1993    $5,405 $54,450   $ 75,775 ($ 1,133) $        - $134,497
                     ====== ======= ========== ========= ========== ========

Net Income for Year
 Ended December 31,
 1994                     -       -     13,051         -          -   13,051
Cash Dividends            -       -     (1,069)        -          -   (1,069)
Unrealized Holding
 Loss on Marketable
 Securities, Net of
 Deferred Taxes           -       -          -         -       (163)    (163)
                    ------- ------- ---------- --------- ----------- -------
Balance at
 December 31,1994   $ 5,405 $54,450 $   87,757 ($1,133)       ($163) $146,316
                    ======= ======= ========== ========= =========== ========

Net Income for Year
 Ended December 31,
 1995                     -       -     20,980         -           -  20,980
Cash Dividends            -       -    ( 1,228)        -           -  (1,228)
25% Stock Dividend    1,351       -    ( 1,351)        -           -       -
Unrealized Holding
 Gain on Marketable
 Securities, Net of
 Deferred Taxes           -       -          -         -         193     193
                      ----- -------  --------- --------- ----------- -------
Balance at December
 31,1995             $6,756 $54,450   $106,158  ($1,133)   $      30 $166,261
                     ====== ======= ========== ========= =========== ========

[FN]
The accompanying notes are an integral part of these statements.
<PAGE 14>

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         Year Ended December 31,
                                        1995      1994        1993
(All Amounts in Thousands)            -------    -------    --------
Cash Flows from Operating Activities:
    Net Income                        $20,980    $13,051     $ 5,929
    Adjustments to Reconcile Net
      Income to Net Cash Provided
      by Operating Activities:
         Depreciation                  26,653     24,516      24,895
         Amortization of Deferred
           Charges and Other Assets    17,310     17,105      19,785
         Provision for Deferred
           Income Taxes                    94      1,568       5,851
         Equity in Unconsolidated
           Subsidiaries                  (331)      (776)      2,289
         Loss (Gain) on Sale of
           Vessel and Other Property       (7)        83        (374)
         Gain on Sale of Investment
           in Havtor AS               (17,409)         -           -
         Extraordinary Loss                 -          -       1,716
         Changes in:
            Accounts Receivable           543       (466)       (534)
            Net Investment in
              Direct Financing Leases   2,188      2,258       2,314
            Other Assets                2,599      1,138       3,267
            Inventories and Other
              Current Assets           (1,334)     1,718      (1,551)
            Accounts Payable and
              Accrued Liabilities        (694)      (634)     11,989
            Federal Income Taxes
              Payable                   6,084          -           -
            Unearned Income               168         45      (6,431)
            Reserve for Claims and
              Other Deferred Credits   (2,866)      (772)     (5,926)
                                      --------  ----------  ---------
Net Cash Provided by Operating
    Activities                         53,978     58,834      63,219
                                      --------  ----------  ---------
Cash Flows from Investing Activities:
    Purchase of Vessels and Other
      Property                       (127,942)   (56,977)    (12,044)
    Additions to Deferred Charges     (11,682)   ( 6,188)    (19,612)
    Proceeds from Sale of Vessels
      and Other Property                    7        710       3,201
    Proceeds from (Purchase of)
      Short-Term Investments            2,763     12,182     (19,278)
    Investment in and Advances to
      Unconsolidated Entities               -      1,447         377
    Purchase of LITCO                       -          -      (1,606)
    Proceeds from Sale of Havtor AS    48,621          -           -
    Other Investing Activities          9,067     (7,983)          -
                                    ---------   ---------  ---------
Net Cash Used by Investing
    Activities                        (79,166)   (56,809)    (48,962)
                                    ---------   ---------  ---------
Cash Flows from Financing Activities:
    Proceeds from Issuance of Debt
       and Capital Lease Obligations  105,651     90,538     146,748
    Reduction of Debt and Capital
       Lease Obligations              (53,930)   (83,121)   (154,224)
    Additions to Deferred
       Financing Charges                 (635)      (388)     (4,639)
    Preferred and Common Stock
       Dividends Paid                  (1,228)    (1,069)     (1,895)
    Proceeds from Issuance of
       Common Stock                         -          -       4,250
    Redemption of Preferred Stock           -          -     (13,750)
                                     --------  ---------  ----------
Net Cash Provided (Used) by
    Financing Activities               49,858      5,960     (23,510)
                                     --------  ---------  ----------
Net Increase (Decrease) in Cash
    and Cash Equivalents               24,670      7,985      (9,253)
Cash and Cash Equivalents at
    Beginning of Period                29,611     21,626      30,879
                                     --------  ---------  ----------
Cash and Cash Equivalents at
    End of Period                    $ 54,281  $  29,611  $   21,626
                                     ========  =========  ==========

[FN]
The accompanying notes are an integral part of these statements.
<PAGE 15>
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
      The accompanying financial statements include the accounts of International Shipholding Corporation and its consolidated subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

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

NATURE OF OPERATIONS
      The Company, through its subsidiaries, operates a diversified fleet of U.S. and international flag vessels that provide international and domestic maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. The Company's fleet consists of 29 ocean-going vessels, 15 towboats, 129 river barges, 26 special purpose barges, approximately 1,650 LASH barges and related shoreside handling facilities. The Company's strategy is to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

PERVASIVENESS OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VOYAGE ACCOUNTING
      Revenues and expenses relating to voyages are recorded on the percentage-of-completion method, except that provisions for loss voyages are recorded when contracts for the voyages are fixed or when losses become apparent for voyages in progress. Use of the percentage-of-completion method requires management to make estimates and assumptions that affect the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

VESSELS AND OTHER PROPERTY
      Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges and other equipment under construction are capitalized to properly reflect the cost of assets acquired. Capitalized interest totaled $2,721,000, $1,763,000, and $918,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

      Assets under capital lease are recorded on the balance
sheet   under  the  caption  Vessels,  Property  and   Other
Equipment (See Note G).

     For financial reporting purposes, vessels are generally depreciated over their estimated useful life of 25 years from construction using the straight-line method. As a result of major capital improvements during 1990, 1991, and early 1992, the useful lives of the Company's LASH vessels have been extended from 25 to 30 years. In late 1994, the Company purchased two previously leased LASH vessels at fair market value. The estimated useful lives from construction of each of these vessels is 30 years. The two pure car carriers along with the two SPLASH vessels and associated Fuel and Hopper barges are being depreciated over estimated useful lives of 20 years. The coal terminal is being depreciated over 22 years and the LITCO terminal is being depreciated over 11 years. Other marine equipment is being depreciated predominantly over a four year period.

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

INCOME TAXES
      Deferred income taxes are provided on items of income and expense which affect taxable income in one period and financial income in another.

      Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S. income taxes (See Note D).

FOREIGN CURRENCY TRANSLATION
      All exchange adjustments are charged or credited to income in the year incurred. Exchange losses of $159,000, $119,000, and $359,000 were recognized for the years ended December 31, 1995, 1994, and 1993, respectively.
<PAGE 16>
DIVIDEND POLICY
     On November 17, 1995, the Company distributed a twenty-five percent stock split effected in the form of a stock dividend to shareholders of record at the close of business on November 3, 1995. Fractional shares were purchased by the Company at the reported last sale price per share on the record date, adjusted to reflect the dividend. All per share and weighted average share amounts have been restated to reflect the 25% dividend. The Board of Directors declared and paid dividends of $.05 per share ($.04 per share after giving effect to the 25% stock dividend) for the first, second, and third quarters in 1995 and for each quarter in 1994 and 1993. A dividend of $.0625 was declared and paid for the fourth quarter in 1995.
        Subsequent to year end a dividend of $.0625 per common share was declared to be paid in the first quarter of 1996. The payment of dividends is subject to restrictions set forth in certain of the Company's debt instruments. The Company paid dividends on its common stock of $1,228,000, $1,069,000, and $1,027,000 in 1995, 1994, and 1993,
respectively. Such amounts did not exceed restrictions set forth in these agreements or its other debt instruments.

NET INCOME PER COMMON SHARE
      Primary earnings per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock warrants based on the average market price of common stock for the period. The primary weighted average number of common shares outstanding was 6,682,887, 6,682,887, and 6,525,259 for the years ended December 31, 1995, 1994, and 1993, respectively. Primary and fully diluted weighted average common shares outstanding were the same for each of these years.


OPERATING DIFFERENTIAL SUBSIDY AGREEMENTS
      The Company operates a fleet of four U.S. Flag vessels under an operating differential subsidy ("ODS") agreement with the U.S. Maritime Administration ("MarAd"), an agency of the Department of Transportation ("DOT") under Title VI of the Merchant Marine Act of 1936, as amended. Under this agreement, MarAd agrees to pay the excess of certain vessel expenses over comparable vessel expenses of principal foreign competitors in each respective trade route through the scheduled termination date of December 31, 1996. These vessels are employed in a liner service between ports on the U.S. Gulf/U.S. Atlantic Coast and South Asia (Trade Routes 18 and 17).

     The Company's subsidy agreement expires on December 31, 1996, and all other subsidy agreements with U.S. flag operators expire on December 31, 1997. It is not clear at this point whether the subsidies will be renewed. If the subsidy program is not renewed the Company will be required to consider various options for its U.S. Flag vessels receiving ODS, including vessel modifications that would increase fuel efficiency, reduction of crew size and wages to more closely approximate those of non-subsidized vessels, reduction of other operating expenses, and/or transfer to foreign flag operations with foreign crews.

      Traffic accounts receivable include $4,949,000 and $3,080,000 due from MarAd under these ODS agreements at December 31, 1995 and 1994, respectively. Subsidy billings are based on rates furnished by MarAd.

SELF-RETENTION INSURANCE
      Effective December 1, 1993, the Company became self-insured for most Personal Injury and Cargo claims under $1,000,000 and for Hull claims under $2,500,000. The Company maintains insurance for claims over the above amounts and maintains Stop Loss insurance to cover aggregate claims below $1,000,000 and $ 2,500,000.00. Under the Stop Loss insurance, the Company is responsible for all claims under $1,000,000 and $2,500,000 until the total amount of claims between primary deductibles and the above amounts reach $7,000,000 in the aggregate per year. Primary deductibles are $25,000 for Hull, Personal Injury and
Cargo, and $1,000 for LASH barges. After the Company has retained $7,000,000 in the aggregate, all additional claims are recoverable from underwriters. From February 20, 1992 until December 1, 1993, the Company was self-insured for most personal injury and cargo claims under $250,000. Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs. The current portions of these liabilities were $4,698,000 and $1,978,000 at December 31, 1995 and 1994, and the noncurrent portions of these liabilities were $5,459,000 and $5,789,000 at December 31, 1995 and 1994, respectively.

NOTE B - LONG-TERM DEBT

                                                  (All Amounts in Thousands)
                        December 31,                Balance at December 31,
Description          1995         1994        Due         1995     1994
-----------          -----------  ----------- ----------  -------  -------
Unsecured Senior
  Notes - Fixed Rate 9.00%        9.00%        2003       $93,891  $94,800
Fixed Rate Notes
  Payable            8.25-10.50%  8.25-10.50%  1999-2002   52,926   67,707
Variable Rate
  Notes Payable      6.625-7.808% 6.6875-7.75% 1997-2005  113,479   39,824
U.S. Government
  Guaranteed Ship
  Financing Notes
  and Bonds -
  Fixed Rate         6.58-8.30%   6.58-8.30%    2000-2009  50,361   55,276
                                                          -------  -------
                                                         $310,657 $257,607
                        Less Current Maturities           (40,785) (26,755)
                                                          -------  -------
                                                         $269,872 $230,852
                                                         ======== ========

<PAGE 17>
       The aggregate principal payments required as of December 31, 1995 for each of the next five years are $40,785,000 in 1996, $35,035,000 in 1997, $32,804,000 in
1998, $28,876,000 in 1999, and $19,445,000 in 2000.

      Certain of the vessels and barges owned by the Company are mortgaged under certain debt agreements. Additional collateral includes a security interest in certain operating contracts and receivables. Most of these agreements, among other things, impose minimum working capital and net worth requirements, as defined, impose restrictions on the payment of dividends (see Note A), and prohibit the Company from incurring, without prior written consent, additional debt or lease obligations, except as defined. The Company has consistently met the minimum working capital and net worth requirements during the period covered by the agreements and is in compliance with these requirements as of December 31, 1995.

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

      Certain loan agreements also restrict the ability of the Company's subsidiaries to make dividend payments, loans or advances, the most restrictive of which contain covenants that restrict payments of dividends, loans or advances to the Company from Central Gulf Lines, Inc., Waterman Steamship Corporation and Sulphur Carriers, Inc. unless certain financial ratios are maintained. As long as those ratios are maintained, there is no restriction on loans or advances to the Company from those subsidiaries; however, dividends generally are restricted to 40% of the most recent four quarters' net income of Central Gulf Lines, Inc., and Waterman Steamship Corporation. Dividends of Sulphur
Carriers, Inc. are restricted to 40% of undistributed earnings.

      The amounts of restricted assets as of December 31, were as follows:

                                             (In Thousands)
                                           1995        1994
                                         --------    ---------
        New Combo, Inc.                  $      -     $    415
        Cypress Auto Carriers,Inc.          9,264        8,625
        Sulphur Carriers, Inc.             21,588       21,588
        Waterman Steamship Corporation     65,136       69,674
        Central Gulf Lines, Inc.           79,581       69,141
                                         --------     --------
          Total Restricted Net Assets    $175,569     $169,443
                                         ========     ========

     The Company has available four lines of credit totaling $35,000,000. These lines were undrawn as of December 31, 1995, and two of these lines were fully drawn as of December 31, 1994 for an amount totaling $10,000,000. These lines of credit are used to meet short-term requirements when fluctuations occur in working capital. The Company is required to maintain a $375,000 compensating balance for one of the lines of credit. This balance is included in Cash and Cash Equivalents.

      Under certain of the above described loan agreements, deposits are made into bank retention accounts to meet the requirements of the applicable agreements. At December 31, 1995, these escrowed amounts totaled $4,867,000, which was included in Other Assets. At December 31, 1994, these escrowed amounts totaled $21,021,000 of which $1,000,000 was included in Cash and Other Cash Equivalents, $7,096,000 in Marketable Securities, and $12,925,000 in Other Assets.


NOTE C - PENSION PLAN AND POSTRETIREMENT BENEFITS

      The  Company's  retirement plan covers  all  full-time
employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. The Company's funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in certain bank common trust funds of trust quality assets and money market holdings.
     The following table sets forth the plan's funded status and pension costs recognized by the Company at December 31, 1995 and 1994.

     Actuarial Present Value of Benefit Obligations:

(All Amounts in Thousands)              December 31,   December 31,
                                           1995           1994
                                        ----------     -----------
Vested Benefit Obligation               $  (9,680)     $   (8,658)
                                        ==========     ===========
Accumulated Benefit Obligation          $  (9,795)     $   (8,784)
                                        ==========     ===========
Projected Benefit Obligation            $ (10,886)     $   (9,805)
Plan Assets at Fair Value                  12,306          10,172
                                        ----------     ----------
Plan Assets in Excess of
  Projected Benefit Obligation              1,420             367
Unrecognized Net Gain                      (1,310)           (373)
Prior Service Cost Not Yet Recognized
  in Net Periodic Pension Cost                157             184
Unrecognized Net Obligation Being
  Recognized Over 15 Years                    371             445
                                        ----------     -----------
Accrued Pension Asset                   $     638      $      623
                                        ==========     ===========

Net Periodic Pension Cost:
                                    1995     1994      1993
                                    ______   ______    ______
Service Cost                        $  451   $  469    $  396
Interest Cost on Projected Benefit
  Obligation                           752      701       630
Actual Return on Plan Assets        (2,130)     150    (1,033)
Net Amortization and Deferral       (1,355)    (922)      343
                                    -------  ------    ------
Net Periodic Pension Cost           $   428  $  398    $  336
                                    =======  ======    ======

     Actuarial assumptions used to develop the components of
pension expense for the years ended December 31, 1995,  1994 and 1993 were as follows:

                                     1995     1994     1993
                                    -----     ----     ----
Discount Rate                       7.25%     8.0%     7.5%
Rate of Increase in Future
  Compensation Levels               5.0%      6.0%     6.0%
Expected Long-term Rate of
  Return on Assets                  8.5%      8.5%     8.5%

<PAGE 18>
      Crew members on the Company's U.S. flag vessels belong to union-sponsored pension plans. The Company contributed approximately $2,004,000, $2,106,000 and $2,495,000 to these plans for the years ended December 31, 1995, 1994 and 1993, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.
      The Company's postretirement benefit plans currently provide medical, dental and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' combined funded status reconciled with the amount included in the Company's balance sheet classification Reserves and Deferred Credits at December 31, 1995 and 1994 (All Amounts in Thousands):

     Accumulated Postretirement Benefit Obligation:
                                            1995         1994
                                           ________     ________
Retirees                                   $ (4,638)    $ (3,594)
Fully  eligible active plan  participants    (1,655)      (1,345)
Other active plan participants               (1,265)      (1,405)
                                           ---------    ---------
                                           $ (7,558)    $ (6,344)
Plan Assets at Fair Value                         -            -
                                           ---------    ---------
Accumulated Postretirement Benefit
  Obligation in Excess of Plan Assets        (7,558)      (6,344)
Unrecognized Experience Loss                  1,685          799
                                           ---------    ---------
Accrued Postretirement Benefit Cost
  in Balance Sheet                         $ (5,873)    $  (5,545)
                                           =========    =========

      Net postretirement benefit cost includes the following
components:
                                          1995       1994
                                          _______    _______
Service Cost                              $   100    $   107
Interest Cost on Accumulated
  Postretirement Benefit Obligation           520        464
Net Amortization                               37         71
                                          -------    -------
Net Postretirement Benefit Cost           $   667    $   642
                                          =======    =======

      The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.25%. The health and dental care cost trend rate was assumed to be 11% for 1996, then the trend rate was assumed to decline until the year 2003 at which time the rate remains 5.0%.
      If the health and dental care cost trend rate was increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1995 would have increased approximately $902,000 or 12%. The effect of this change in the net postretirement benefit cost for 1995 would have been an increase of approximately $73,000 or 11%.
      The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.
      In November 1992, the Financial Accounting Standards Board issued Statement 112, "Employers' Accounting for Postemployment Benefits", which requires adoption for fiscal years beginning after December 15, 1993. The new standard requires an obligation to be recorded if the following four conditions are met: (1) the obligation is attributable to employees' services already rendered, (2) employees' rights to those benefits accumulate or vest, (3) payment of the benefit is probable and (4) the amount of the benefit can be reasonably estimated. This is a change from the Company's policy of recognizing these costs on a cash basis. Adoption did not have a material impact on the Company's financial position or results of operations.

NOTE D - INCOME TAXES

     The Federal income tax returns of the Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($12,001,257 in 1995, $4,147,420 in 1994 and $11,904 in 1993)
are also included.
     Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,245, all of which are expected to remain invested indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987 earnings generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.
     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which superseded accounting standards for income taxes which the Company adopted in 1988.
The Company adopted Statement No. 109 effective January 1, 1993 and adoption had no impact on the Company's financial position or results of operations.
     Components of the net deferred tax liability/(asset) are as follows:

                                  December 31,   December 31,
(All Amounts in Thousands)            1995           1994
                                  ------------   ------------
Gross Liabilities:
  Fixed Assets                    $ 31,939       $ 35,036
  Deferred Charges                   6,174          5,234
  Unterminated voyage revenue/
    expense                          2,045          2,047
  Intangible Assets                  7,498          8,465
  Other Liabilities                 14,492         11,747
Gross Assets:
  Insurance and claims reserve      (4,239)        (5,394)
  Net operating loss carryforward/
    unutilized deficit              (1,838)        (6,752)
  Valuation allowance                  879            879
  Other assets                     (16,999)       (11,534)
                                   --------       --------
Total deferred tax liability, net  $39,951        $39,728
                                   ========       ========

     Deferred tax liability increased during 1995 due to the recognition of the deferred federal income tax expense of $94,000, a deferred tax liability of $104,000 due to an unrealized holding gain on marketable securitites, and a prior year increase to deferred tax liability of $25,000.
<PAGE 19>
     The following is a reconciliation of the U.S. statutory tax rate to the Company's effective tax rate:

                                    Year Ended December 31,
                                 ------------------------------
                                 1995         1994        1993
                                 -----        -----       -----
Statutory Rate                   35.0%        35.0%       35.0%
State Income Taxes                1.2%          .9%        3.3%
(Income) Loss of
  Unconsolidated Entities          --         (1.6%)       5.1%
Tax Rate Adjustment                --           --         5.2%
Other                            ( .3%)       ( .2%)      ( .6%)
                                 ------       ------      ------
                                 35.9%        34.1%       48.0%
                                 ======       ======      ======

     The Company has available at December 31, 1995, unused operating loss carryforwards of $.4 million and unused foreign deficits of $4.9 million. The operating loss carryforwards will expire in 2001.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

     The Company was a party to agreements with certain corporations controlled by members of the Company's management to charter 39 river barges owned by such corporations for use in the Company's domestic and international operations. The Company paid $440,000 for the period ended April 30, 1993 in barge rentals under the agreements. The Company purchased these barges for $1,600,000 in the aggregate in May of 1993. Accordingly, there were no amounts due to related parties associated with these transactions at December 31, 1995 and 1994.
     During 1990, the Company sold one if its subsidiaries to a former employee at a sales price of $500,000. At the end of 1993, the Company sold another subsidiary to the same party for a sales price of $692,000. The receivables due from this related party totaled $591,000 and $665,000 at December 31, 1995 and 1994, respectively. The long-term portion of this receivable was included in Due From Related Parties and the current portion was included in Accounts Receivable - Claims and Other. Collections on the total receivable were $55,000 and $300,000 for the years ended December 31, 1995 and 1994, respectively. This receivable is for a period of ten years and bears interest at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter.
     Since the Company's inception, the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre has been utilized for various legal services. During 1992, a son of the President of the Company became a partner of the firm. The Company made payments to the firm totaling approximately $1,301,000, $1,525,000 and $1,781,000 for the years ending
December 31, 1995, 1994 and 1993, respectively. Amounts due to the legal firm were $94,000 and $78,000 at December 31, 1995 and 1994, respectively, and were included in Accounts Payable and Accrued Liabilities.
      The total amount in Due From Related Parties at December 31, 1994 also included a receivable in the amount of $5,497,000 from a Norwegian interest, A/S Havfond, as further discussed in Note K.


NOTE F - COMMITMENTS AND CONTINGENCIES

      During 1994, the Company entered into a long-term contract to provide ocean transportation services to a major mining company. The Company purchased and converted two semi-submersible barge carrying vessels and built 26 cargo barges to be used with the aforementioned vessels. The total cost of these capital expenditures is expected to approximate $80,131,000 of which $55,674,000 was paid as of December 31, 1995. The remaining cost of $24,457,000 is expected  to  be  paid within one year and  is  included  in
Accounts Payable and Accrued Liabilities at December 31, 1995. A major portion of these costs will be funded through draws of approximately $16,849,000 remaining on a long-term loan with a commercial bank.
      As of December 31, 1995, 22 vessels that the Company owns or operates were under various contracts extending beyond 1995 and expiring at various dates through 2024. In addition the Company also operates 111 jumbo river barges, 15 towboats and certain terminal transfer equipment under a contract which expires in 2004. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.
     The Company also maintains a $600,000 line of credit to cover standby letters of credit for membership in various shipping conferences.
      In late 1995, the Company committed to the refinancing in early 1996 of a $50,000,000 medium-term, commercial bank loan through the private placement market at more favorable terms.


NOTE G - LEASES

      In 1988, the Company entered into direct financing leases of two foreign flag pure car carriers expiring in the year 2000. The schedule of future minimum rentals to be received under these direct financing leases in effect at December 31, 1995 is as follows:

                                   Receivables
                                   Under
(All Amounts in Thousands)         Financing
Year Ended December 31,            Leases
                                   ----------
1996                               $    5,328
1997                                    4,972
1998                                    4,621
1999                                    4,265
2000                                    1,313
                                   ----------
Total Minimum Lease
    Payments Receivable                20,499
Estimated Residual Values of
    Leased Properties                  18,000
Less Unearned Income                  (11,913)
                                  ------------
Total Net Investment in Direct
    Financing Leases                   26,586
Current Portion                        (2,104)
                                  ------------
Long-Term Net Investment in
    Direct Financing Leases
    at December 31, 1995             $ 24,482
                                  ============

      The Company was also a party to a capital lease agreement for two LASH vessels. The term of the lease was twenty years and expired in the Fourth Quarter of 1994. The Company purchased these previously leased capital assets at their fair market value.
<PAGE 20>
      The Company entered into sale-leaseback agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years.

     The aforementioned capital leases are included in Vessels, Property and Other Equipment as follows:

(All Amounts in Thousands)      1995            1994
                                -------        -------
Vessels and LASH barges         $24,950        $24,950
Less Accumulated Depreciation     8,224          6,134
                                -------        -------
    Total                       $16,726        $18,816
                                =======        =======

     The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1995:

                                    Payments Under
(All Amounts in Thousands)          Capital Leases
Year ended December 31,             --------------
             1996                    $    3,705
             1997                         4,061
             1998                         4,450
             1999                         4,521
             2000                         4,528
             Thereafter                  10,638
                                        -------
                                         31,903
Less -
   Amount Representing Interest        (10,811)
                                       --------
Present Value of Future Minimum
   Payments (Based on a Weighted
   Average of 10.39%)                $   21,092
                                     ==========

      The Company conducts certain of its operations from leased office facilities and uses certain data processing, transportation and other equipment under operating leases expiring at various dates to 2003. The following is a schedule, by year, of future minimum payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1995:

                                           Payments
                                             Under
(All Amounts in Thousands)                 Operating
Year Ended December 31,                      Leases
                                           ----------
             1996                          $    2,375
             1997                               2,231
             1998                               1,466
             1999                                 489
             2000                                 489
             Thereafter                         1,338
                                           ----------
Total Future Minimum Payments              $    8,388
                                           ==========

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

                                          Year Ended
                                         December 31,
                                     --------------------
   (All Amounts in Thousands)          1995       1994
                                     --------    --------
   Drydocking                        $ 13,567    $ 18,152
   Prepositioning                       4,826       4,487
   Financing Charges and Other          8,559       7,974
                                     --------    --------
                                     $ 26,952    $ 30,613
                                     ========    ========

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


NOTE I - SIGNIFICANT OPERATIONS

      The Company has several medium to long-term contracts related to the operations of various vessels (See Note F), from which revenues represent a significant amount of the Company's total revenue. Revenues from the contracts with the United States Military Sealift Command were $75,086,000, $75,137,000, and $82,239,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Additionally, the Company operates four U.S. Flag LASH vessels on subsidized liner service between the U.S. Gulf and South Asia (Trade Routes 18 and 17). Revenues, including ODS, from this operation were $129,067,000, $137,021,000, and $143,811,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

      The Company currently operates two international flag LASH vessels on a scheduled liner service between U.S. Gulf and East Coast ports and ports in Northern Europe. Revenues for these operations were $67,500,000, $68,287,000 and $58,455,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

       A significant portion of the Company's traffic receivables are due from contracts with the U.S. Military Sealift Command and transportation of government sponsored cargo. There are no other concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 1995 or 1994.

     The Company has operations in several principal markets including international service between the U.S. Gulf and East ports and ports in the Middle East, Far East, and northern Europe and domestic transportation and services along the Mississippi River and U.S. Gulf Coast.

<PAGE 21>
NOTE J - REDEEMABLE PREFERRED STOCK

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


NOTE K - UNCONSOLIDATED ENTITIES

       As of December 31, 1994, the Company held an approximate 9% interest in Havtor AS, a publicly listed company on the Oslo Stock Exchange. In addition, shares which represented a 3.6% interest in Havtor AS were held by the Company as collateral for a promissory note which was scheduled to mature in mid-1996. The Company also held a 14.2% interest in A/S Havtor Management, a privately held Norwegian ship management company affiliated with Havtor AS. As of December 31, 1994, the Company held a 50% interest in a foreign entity, Bulkowners 1984, which was formed to own and operate two combination dry cargo/petroleum products, PROBO vessels. The Company also held a 10% interest in a limited partnership with certain Norwegian interests to construct and own a Liquified Petroleum Gas carrier which delivered in 1993.
      During the first half of 1995, A/S Havtor Management and the gas carrier activities of Kvaerner, an unrelated Norwegian company merged into Havtor AS. In addition,
Havtor AS agreed to acquire other vessels and vessel interests, including the 50% interest held by the Company in two PROBO vessels and the 10% interest held in a Liquified Petroleum Gas carrier. Subsequent to the merger, the Company's interest in Havtor AS approximated 6.4%.
       During the second quarter of 1995, the Company purchased the Norwegian interest, A/S Havfond, which held the promissory note scheduled to mature in mid-1996 and collateralized by shares of Havtor AS. The acquisition was accounted for as a purchase and results for A/S Havfond have been included in the accompanying consolidated financial statements since the date of acquisition. After the acquisition, the Company's interest in Havtor AS approximated 7.7%. During November 1995 the Company sold this 7.7% interest in Havtor AS for approximately $48 million. The sale resulted in a before tax gain of approximately $17 million.
     At December 31, 1993, the Company held a 14.8% interest in A/S Havtor and a 14.2% interest in A/S Havtor Management. During 1994, A/S Havtor, certain associated companies, and a portion of A/S Havtor Management were merged into the publicly listed company, Havtor AS. No earnings were distributed from Havtor AS since the merger. No dividends were received from A/S Havtor Management during 1993, 1994 or 1995. Since the Company had no substantive control or input regarding the operations of Havtor AS or A/S Havtor Management, and its direct and indirect ownership in both was below 20%, the investments were accounted for under the cost method of accounting which permits recognition of income  only  upon  distribution of  dividends  or  sale  of interests.
      At December 31, 1994, the Company held a 50% interest in Bulkowner's 1984 which was accounted for under the equity method. Following is a summary of the unaudited financial data of Bulkowner's 1984:

(All Amounts in Thousands)
                                          1994
                                          -------
Current Assets                            $27,385
Non-current Assets                         42,577
                                          -------
    Total Assets                          $69,962
                                          =======
Current Liabilities                          $325
Non-current Liabilities                    63,978
Equity                                      5,659
                                          -------
    Total Liabilities and
       Shareholder's Equity               $69,962
                                          =======

                                    Twelve Months
                                  Ended October 31,
                                  ------------------
                                   1994        1993
                                  ------      ------
Gross Revenues                    $9,052      $8,809
                                  ======      ======
Gross Profit                      $4,132      $3,919
                                  ======      ======
Net Income                        $1,840      $1,126
                                  ======      ======

      The Company has a 50% interest in a foreign entity, Marco Shipping Company, (PTE.) Ltd. ("Marco"), which acts in an agent capacity on behalf of the Company. The Company's investment in Marco at December 31, 1995 and 1994 had been fully written off through the recognition of losses generated from the entity.
      During  1993, the Company purchased the remaining  50%
interest in a LASH barge intermodal company ("LITCO") for $1,900,000. The acquisition was accounted for as a purchase and the results of LITCO have been included in the accompanying consolidated financial statements since the date of acquisition.
      Income of foreign unconsolidated entities is recorded net of applicable taxes of approximately $201,000 and $32,000 in 1995 and 1994, respectively. In 1993 losses from unconsolidated entities were recorded net of applicable tax benefits of approximately $1,405,000.

<PAGE 22>
NOTE L - CASH FLOW INFORMATION

                                   Year Ended December 31,
(All Amounts in Thousands)        1995       1994       1993
                                 -------    -------   --------
Non-Cash Investing and
Financing Activities:
    Accounts Payable to
    be Refinanced                $19,030    $     -   $    340
Cash Payments:
    Interest Paid Net of
      Capitalized Interest        26,633     23,537     20,510
    Taxes Paid                     5,478      2,982      3,087

      During 1993, the Company reacquired an 11% interest in a foreign entity, Bulkowner's 1984. Notes receivable from the sellers in the amount of $2,896,000 were canceled as a part of the purchase price. The Company also sold an interest in A/S Havtor in 1993 for $7,557,000 of which $2,777,000 was received in cash and $4,780,000 in the form of a promissory note which is included in Other Assets: Due from Related Parties at December 31, 1994. During 1995, the Company purchased A/S Havfond, the Norwegian interest which held this promissory note.

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

INTEREST RATE CONVERSION AGREEMENTS
       The Company has only limited involvement with derivative financial instruments. They are used to manage well-defined interest rate risks and are not used for trading purposes. During 1993, the Company entered into interest rate conversion agreements with two commercial banks to reduce the possible impact of higher rates in the long-term market by utilizing potentially lower rates in the short-term market. The floating rate payor is the Company, and the commercial banks are the fixed rate payors. The floating rate and fixed rates at December 31, 1995 were 5.875% and 4.72%, respectively. The floating rate and fixed rates at December 31, 1994 were 5.125% and 4.72%, respectively. The contract amounts totaled $100,000,000 at December 31, 1995 and 1994 and will expire August 1996. The Company made payments under these agreements totaling
$1,265,000  during  1995  and  received  payments   totaling
$1,146,000 during 1994. A payment of $620,000 was made under the agreements in early 1996. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. The fair value of interest rate swaps is the estimated amount that the bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current market conditions and interest rates.

FOREIGN CURRENCY CONTRACTS
      The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The term of the currency derivatives is rarely more than one year. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. As of December 31, 1995, the Company had entered into various forward purchase contracts for Singapore Dollars totaling $23,316,000 U.S. Dollar equivalents to hedge against future payments due to Singapore shipyards for conversion work on two float-on/float-off vessels. As of December 31, 1994, the Company had entered into various forward purchase contracts for Singapore Dollars totaling $24,048,000 U.S. Dollar equivalents to hedge against future payments due to Singapore shipyards for conversion work on two float-on/float-off vessels and drydocking cost of a bulk carrier. Gains or losses on forward exchange contracts which hedge exposures on firm foreign currency commitments are deferred and recognized as adjustments to the bases of those assets. As of December 31, 1995 and 1994, the Company was also a party to forward sales contracts in various currencies totaling $515,000 and $1,175,000 U.S. Dollar equivalents which approximated fair market value. Gains and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

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

AMOUNTS DUE FROM RELATED PARTIES
       The carrying amount of these notes receivable approximated fair market value as of December 31, 1995 and 1994. Fair market value takes into consideration the current rates at which similar notes would be made and the market value of collateral underlying the notes.

RESTRICTED INVESTMENTS
      The carrying amount of these investments, which were included in Other Assets, approximated fair market value as of December 31, 1995 and 1994 based upon current rates offered on similar instruments.

<PAGE 23>
      The  estimated fair values of the Company's  financial
instruments     and    derivatives    are     as     follows
(asset/(liability)):

                             1995                1994
                      -------------------  ------------------
                       Carrying    Fair     Carrying   Fair
(All Amounts in        Amount     Value     Amount    Value
Thousands)            ---------  --------  --------- --------
Interest Rate
  Conversion
  Agreements                  -  ($   552)         - $( 4,908)
Forward Purchase
  Contracts                   -        54          -      318
Long-Term Debt        ($310,657) (315,929) ($257,607)(251,429)
Investments in
  Unconsolidated
  Entities
  Recorded at Cost            -         -     13,152   28,412

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

NOTE N - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Detailed  below are the components of the Consolidated
Balance Sheet  classification Accounts Payable and  Accrued
Liabilities for the periods indicated.

(All Amounts in Thousands)        1995             1994
                                 -------          -------
Trade Accounts Payable           $11,278          $ 8,966
Accrued Salaries and
  Benefits                         3,509            2,665
Accrued Voyage Expenses           27,571           31,573
Accrued Interest                  10,666            7,257
Accrued Vessel Costs              24,457            2,600
Taxes Payable                      6,520              260
                                 -------          -------
                                 $84,001          $53,321
                                 =======          =======

NOTE O-QUARTERLY FINANCIAL INFORMATION - (Unaudited)

                                      Quarter Ended
                           -------------------------------------
                           March 31 June 30   Sept. 30  Dec. 31
                           -------- --------- --------- --------
                      (All amounts in thousands except per share data)
1995 Revenue               $ 83,302 $  84,844 $  84,108 $ 89,535
     Expense                 68,332    69,780    68,533   70,608
     Gross Voyage Profit     14,970    15,064    15,575   18,927
     Net Income               2,086     2,020     2,029   14,845
     Earnings per Common and
       Common Equivalent Share:
         Primary:
         Net Income            0.31*     0.30*     0.30*    2.23

1994 Revenue               $ 83,361 $  89,148 $  81,568 $ 88,256
     Expense                 68,295    74,658    64,792   69,273
     Gross Voyage Profit     15,066    14,490    16,776   18,983
     Net Income               2,447     3,391     3,498    3,715
     Earnings per Common and
       Common Equivalent Share:
         Primary:
         Net Income            0.37*     0.51*     0.52*    0.55*

1993 Revenue               $ 83,997 $  89,843 $  82,214 $ 85,597
     Expense                 68,266    72,623    66,876   69,568
     Gross Voyage Profit     15,731    17,220    15,338   16,029
     Income Before
       Extraordinary Item     1,056     3,184     1,465    1,940
     Extraordinary Item          --    (1,703)      110     (123)
     Net Income               1,056     1,481     1,575    1,817
     Earnings per Common and
       Common Equivalent Share:
         Primary:
         Income Before
           Extraordinary Item  0.10*     0.43*     0.19*    0.29*
         Extraordinary Item      --     (0.26)*    0.02*   (0.02)*
         Net Income            0.10*     0.17*     0.21*    0.27*

[FN]
  *Restated for November 17, 1995, stock dividend of twenty-five percent for each one share of common stock outstanding.

COMMON STOCK PRICES AND DIVIDENDS FOR EACH QUARTERLY
PERIOD OF 1994 AND 1995
(Source:  New York Stock Exchange)
                                                 Cash
                                               Dividends
          1994         High          Low         Paid
      -----------     --------      -------    ----------
       1st             18 1/2*      14 5/8*    .04/Share*
      Quarter
       2nd             18 1/8*        16*      .04/Share*
      Quarter
       3rd             17 3/8*      15 3/4*    .04/Share*
      Quarter
       4th             17 1/4*      15 5/8*    .04/Share*
      Quarter

                                                 Cash
                                               Dividends
          1995         High          Low         Paid
      -----------      -------      -------    ----------
       1st             16 1/2*      15 3/8*    .04/Share*
      Quarter
       2nd             17 1/4*        16*      .04/Share*
      Quarter
       3rd             20 1/8*      16 5/8*    .04/Share*
      Quarter
       4th             21 3/4*      18 7/8     .0625/Share
      Quarter

<FN1>Approximate Number of Common Stockholders of Record
at March 1, 1996 - 900
<FN2>*Restated for November 17, 1995, stock dividend of
twenty-five percent for each one share of common stock outstanding.
<PAGE 24>
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To    The    Stockholders   of   International   Shipholding
Corporation:

      We have audited the accompanying consolidated balance sheets of International Shipholding Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Shipholding Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

New Orleans, Louisiana
January 12, 1996
/S/ Arthur Andersen LLP
Arthur Andersen LLP
