Form 10-K405, Exhibit 13
period 1996-12-31
INTERNATIONAL SHIPHOLDING CORP
filed 1997-03-27
CIK 278041

<PAGE 1>
INTERNATIONAL SHIPHOLDING CORPORATION


CONSISTENT OPERATING RESULTS
($ In Millions)

                                        OPERATING
YEAR                 EBITDA*             INCOME
--------          ------------        --------------
1992                 75.2                 30.9
1993                 81.2                 36.5
1994                 79.5                 37.9
1995                 81.9                 37.9
1996                 94.9                 40.7


SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

       The   following  summary  of  selected
consolidated financial data is not covered by the auditors' report appearing elsewhere herein.
However, in the opinion of management, the summary of selected consolidated financial data includes all adjustments necessary for a fair representation of each of the years presented.
       This summary should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.



                   (All Amounts in Thousands Except Share and Per Share Data)

                                   Year Ended December 31,
                         1996      1995      1994      1993      1992
                       ________  ________  ________  ________  ________
INCOME STATEMENT DATA:
Revenues               $378,927  $341,789  $342,333  $341,651  $324,608
Gross Voyage Profits   $ 66,948  $ 64,536  $ 65,315  $ 64,318  $ 57,581
Operating Income       $ 40,692  $ 37,921  $ 37,861  $ 36,486  $ 30,935
Income Before
   Extraordinary Item
   and Cumulative
   Effect of
   Accounting Change   $  8,636  $ 20,980  $ 13,051  $  7,645  $  6,499
Extraordinary Item     $   (813)       -         -   $ (1,716)       -
Cumulative Effect
   of Accounting
   Change                    -         -         -         -   $ (3,218)
Net Income             $  7,823  $ 20,980  $ 13,051  $  5,929  $  3,281
Earnings Per Common
   and Common
   Equivalent Shares(1):
     Before
       Extraordinary
       Item and
       Cumulative
       Effect of
       Accounting
       Change          $   1.29  $   3.14  $   1.95  $   1.01  $   0.77
     Extraordinary
       Item            $  (0.12)       -         -   $  (0.26 )      -
     Cumulative Effect
       of Accounting
       Change                -         -         -         -   $  (0.50)
     Net Income        $   1.17  $   3.14  $   1.95  $   0.75  $   0.27
*EBITDA(2)             $ 94,929  $ 81,877  $ 79,482  $ 81,166  $ 75,209

BALANCE SHEET DATA:
Working Capital        $ 26,928  $ 13,407  $ 16,819  $ 17,649  $  7,920
Total Assets           $661,596  $647,580  $547,091  $531,372  $519,963
Long -Term Debt
   (including Capital
   Lease Obligations)  $317,076  $289,495  $251,944  $240,132  $231,148
Redeemable
   Preferred Stock           -         -         -         -   $ 13,548
Common Stockholders'
   Investment          $172,407  $166,261  $146,316  $134,497 $124,004

OTHER DATA:
Cash Dividends
   Per Common Share(1) $   0.25  $ 0.1825  $   0.16  $  0.16  $   0.16
Weighted Average of
   Common and Common
   Equivalent Shares(1)6,682,887 6,682,887 6,682,887 6,525,259 6,423,583


[FN]
<FN1>
(1) All per share and share data have been restated for the November 17, 1995, twenty-five percent stock dividend.
<FN2>
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), as presented above, represents income before provision for income taxes, extraordinary items, and cumulative effect of the change in accounting principle plus depreciation, amortization of deferred charges and acquired contract costs, interest expense, and gains (losses) on sales of property and investments. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows which is a better measure of liquidity.

<PAGE 2>

TO THE SHAREHOLDERS

   Net  profit for the fourth quarter ended December
31, 1996, was $1.650 Million (24 cents per share) before an extraordinary after-tax charge of $813,000
(12 cents per share) for payment of a makewhole premium to refinance higher interest rate Notes.
The makewhole premium will be offset by lower interest cost on the amount refinanced over the next four to five years. Comparatively, net profit in the fourth quarter of 1995 was $14.845 Million ($2.23 per share) which included an after tax gain of $11.3
Million ($1.69 per share) on the sale of our 8% interest in Havtor A/S as reported last year.
For the twelve months ended December 31, 1996, net profit was $7.823 Million ($1.17 per share) after the aforementioned charge for the makewhole premium compared with a net profit for the twelve months ended December 31, 1995, of $20.980 Million ($3.14 per share after restatement for the 25% stock dividend) including the aforementioned gain of $11.3 Million.
   Our  operating income for the year ended December
31, 1996,  was  $40.692 Million compared to $37.921
Million  for the  year  ended December 31, 1995.
However, our operating results for 1996 were reduced because of a damage claim against our insurance subsidiary as a result of a propeller shaft casualty sustained by one of the vessels in the Waterman service. In addition to the self-insured portion of the cost of repairs, the ship was out of service for approximately two months. Operating income was also reduced because other ships were out of service for more days in 1996 than the previous year. We lost a total of 271 ship days in 1996 to scheduled drydockings of nine vessels plus the two months of time lost on the Waterman vessel repairing the damaged propeller shaft. Net profit in 1996 was also impacted by higher depreciation charges and higher net interest costs because new assets were added and financed during the year. Over the two years 1995 and 1996, we invested a total of $184.8
Million in these additions to our fleet by adding new debt of $115.1 Million and using $69.7 Million from internal corporate sources. As is the case with most of our previous investments, these new assets are primarily employed on firm contracts with customers of prime credit enabling us to amortize most of the cost of the investment over the life of the contracts as well as produce satisfactory profits. Overall, as we amortize our current book of business, we expect our net interest cost to decline at the annual rate of about $4.0 Million to $5.0 Million per year.
Our challenge is to continue our efforts to reduce administrative and general expenses and add new projects that meet our investment criteria.
      Forest Lines Trans-Atlantic LASH service results were down from last year because both vessels were out of service for a total of fifty-eight days for scheduled drydocking. As previously reported, we acquired the eleventh LASH vessel, built in 1984, for our fleet, renamed "ATLANTIC FOREST," to be added as the third vessel to this service. Her outfitting and refurbishment in a Far East shipyard took somewhat longer than expected which delayed entry into the Trans-Atlantic service until the end of January, 1997.
      Waterman LASH service between U. S. Gulf and
Atlantic ports and South Asia had improved results in 1996 over a poor year in 1995. This service begins the new year with a revised government assistance program. The past Operating Differential
Subsidy ("ODS") contract is expiring  for  the four
Waterman vessels upon completion of their current voyages, at which time the new program enacted as HR
1350, the "Maritime Security Act of 1996", will become effective. The new annual U. S. Government payments of $2.1 Million per year per vessel will only partially replace the expiring ODS payments; but, we are negotiating crew reductions, crew wage reductions, and other operating cost savings in order to make Waterman competitive in this service.
   Our four LASH vessels on charter to the Military

<PAGE 3>

Sealift  Command ("MSC"), having had their charters
renewed during  the  course of last year, will be
fully employed  in the Military  Prepositioning
Service  ("MPS") for the forthcoming year and into
the following year.  In addition, the  three  RO/RO
vessels in similar service have  operated satisfactorily
and continue on charter to MSC.
      The "GREEN WAVE," one of our Ice-Strengthened
vessels, continues on charter to MSC in service to the
polar regions. We  have now also refixed our other Ice
Strengthened vessel, "GREEN RIDGE," on a new charter to
MSC.  She will enter this 17  month charter with two
17 month option periods beginning in  the  third
quarter of 1997 as an addition  to  the  MPS fleet.
     Our  four specialized Car Carriers continue to
operate successfully  on long-term contracts to major
Japanese  and Korean  car  manufacturers.  Of these,
the two  U.  S.  Flag vessels  are  scheduled for
charter renewal  by  the  fourth quarter of 1997.
      Our Cape-Size Bulk Carrier, "AMAZON," is
operating on short-term  charters.  The market for
this size vessel has improved somewhat since the
middle of last year. Rates  are still  not  at
profitable levels; but,  she is  at  least producing
positive cash flow from operations.   The  shortterm
outlook is for freight rates in the trades in which
she operates  to be more stable or slightly improving;
but,  we still  do  not expect this market to recover
to  profitable levels until  more  of the  older  Cape-
Size  vessels  are scrapped.   In  1996, 23 Cape-Size
vessels are  reported to have  been deleted from the
registries while 50 newbuildings were added. This net
increase is estimated to have resulted in  fleet
growth of 7%.  Also, the scrapping of Combination
Oil/Ore Carriers continued with 28 Cape-Size  Combos
being sent to the demolition yards or converted for
alternate use. Since most of these Combos were
employed in the carriage of dry  bulk cargo, their
deletion from the fleet  offset the about 7%  net
increase in the fleet  by  addition of  the
aforementioned newbuildings.  Further newbuildings are
being delivered during the first half of 1997, but
indications are the trend of offsetting scrappings
should continue.
      The  M.  V. "SULPHUR ENTERPRISE" continues to
operate satisfactorily having carried a total of about
2.4  Million tons  of  molten sulphur during the year.
The S.S.  "ENERGY ENTERPRISE," carrying coal in the
coastwise trade along  the Atlantic  Coast,  completed
her First  Charter  Year.  She entered her Second
Charter Year in December of  1996.  She still has
some  deferred shipyard work to be accomplished
which  will  be done in May of 1997. After completing
this shipyard work, the vessel will return to service
to complete her Second Charter Year.
     During 1996, our River Barge system transported a
total of 3.1 Million tons of coal from the Ohio River
to our coal transfer  facility  at  Gulf County,
Florida,  for ultimate delivery to a major electric
utility in Florida.
     As  previously reported, we took delivery on
September 6,  1996,  of  a  small Container/Breakbulk
vessel,  renamed "JAVA  SEA,"  to  replace a similar
vessel we  had  on  time charter. This vessel, together
with the Float-On/Float-Off "BALI  SEA" and "BANDA SEA"
and associated barges, comprise the fleet serving our
long-term contract with a major mining company in
Indonesia  carrying mining supplies to its facility
on West Irian Jaya.
     At a regular meeting on January 15, 1997, the
Board of Directors  declared a quarterly dividend of
6.25  cents per share  on  the Company's Common Stock
payable on March  21, 1997,  to  Shareholders of
record as of March 7, 1997.   The Annual Meeting of
Shareholders will take place in New Orleans on April 16, 1997.
    We extend our thanks to the officers and crews aboard our vessels, our shoreside staff, and our agents in the United States and abroad for their continued services to the Company. We wish our shareholders a healthy and prosperous New Year.

[S] Niels W. Johnsen                [S] Erik F. Johnsen
Niels  W. Johnsen                   Erik F. Johnsen
Chairman                            President

January 22, 1997

<PAGE 4>

INTERNATIONAL SHIPHOLDING CORPORATION
REVIEW OF OPERATIONS

International Shipholding Corporation, through its subsidiaries and associates, is engaged in various types of waterborne freight transportation---LASH (for
Lighter Aboard SHip) carriage, Pure Car Carrier services, roll on/roll-off, breakbulk and bulk carrier services, domestic coastwise services, inland vessel and barge transportation---with emphasis on medium to long-term contracts and charters.
The Company  has  offices in New York, New Orleans,
Washington, D.C., and Houston and maintains a network of marketing agents in major cities worldwide.

Principal  subsidiaries of the Company include Central
Gulf Lines,  Inc.,  Waterman Steamship Corporation,
Forest Lines Inc., and LCI Shipholdings, Inc. who together operate a fleet of 30 modern vessels.

LASH-The  Company placed the world's first two LASH
vessels in  operation  in  1969 and 1970, and  has
continued  as  a leading   owner   and  operator  of
this type   of   ocean transportation.    The
Company's LASH system   operations consist of 11 large
ocean carriers, three ocean towed feeder LASH
vessels, one self-propelled feeder LASH vessel, and  a
fleet of 1,850 LASH barges.
      The  large LASH vessels each carry between 83
and 89 LASH  barges and utilize additional spaces
aboard ship for cargo not loaded into barges.  The
barges, all of a standard size with cargo capacity of
375 tons, are towed in ports and on  inland  waterways
to various shipping points where  they are  loaded
with  cargo and returned to  the  ocean  going vessel.
They  are hoisted aboard by a  special  shipboard
gantry-type crane and transported overseas where the
process is reversed.
      The  LASH  ships  do  not  require  special
docks or terminals  and  are  generally worked at
anchor  in river, roadsteads and light traffic port
areas.  LASH cargo  rarely requires  transshipment,
moving from origin to  destination under one bill of
lading.
    Waterman  Steamship Corporation operates four  of
the large U.S. Flag LASH vessels on subsidized liner
service between  the  U.S. Gulf and Atlantic coasts
and the Middle East, East Africa, the Indian Sub-
Continent, and Southeast Asia.  A  variety of general,
bulk, and project cargo is transported outbound, while
large amounts of rubber, coffee, and general cargo are
carried inbound.
      Waterman  also operates a fifth large U.S.  Flag
LASH vessel  under  charter to the U.S. Navy's
Military Sealift Command ("MSC").
      During  1996, two of the Company's large
international flag  LASH vessels were being operated
in the Trans-Atlantic service  by a Company
subsidiary, Forest Lines Inc. Outbound the  vessels
carry a variety of cargoes and have  medium  to long-
term  contracts with several major  shippers;  inbound
they  carry various general cargoes, primarily steel,
from European ports to  the  United  States.   A
third   large international flag LASH vessel,
delivered in August of 1996 and renamed  "ATLANTIC
FOREST", has undergone extensive refurbishment and is scheduled to commence operating in the Trans-
Atlantic service during the first quarter of 1997.
   Central Gulf Lines, Inc. operates the other three large U.S. Flag LASH vessels under time charters to the MSC.

<PAGE 5>

FLASH-The three 8-LASH barge capacity, ocean towed, float-on/float-off feeder LASH (FLASH) units are being operated between various Southeast Asian ports as an integral part of the Waterman service.

DOCKSHIP-The   15-LASH  barge  capacity   float-
on/float off DOCKSHIP is being operated in conjunction with Forest Lines' Trans-Atlantic LASH service to facilitate movement of LASH barges between European ports.

PURE  CAR  CARRIERS-Central Gulf Lines, Inc.
continued the operation during 1996 of its two U.S. Flag Pure Car Carriers, M/V "GREEN
LAKE" and M/V "GREEN BAY", under contracts with Toyota Motor Corporation and Honda Motor
Co., Ltd. to transport automobiles between Japan and North America.
    The  Company,  through  its  LCI  Shipholdings,
Inc. subsidiary, also continued the operation of its two 4,800-car capacity Pure Car Carriers, M/V "CYPRESS
PASS" and M/V "CYPRESS TRAIL", transporting automobiles from the Far East to the United States and Europe for the account of Hyundai.

ROLL-ON/ROLL-OFF SERVICES-The Company, through its
Waterman Steamship Corporation subsidiary, is operating three modern U.S. Flag Roll-On/Roll-Off vessels, S.S. "SGT. MATEJ KOCAK", S.S. "PFC. E.A.
OBREGON", and S.S. "MAJ. S.W. PLESS", under long-term charters to the MSC.

ICE  STRENGTHENED  MULTI-PURPOSE  VESSELS-During
1996, the Company's  U.S. Flag Ice Strengthened Multi-
Purpose vessel, M/V "GREEN WAVE", continued to be operated under a medium term charter to the MSC, while its other Ice Strengthened Multi-Purpose vessel, M/V "GREEN RIDGE", was employed in the carriage of general cargo.

CAPE-SIZE  BULK CARRIER-The Company's 148,000 DWT.
Cape Size Bulk Carrier, M/V "AMAZON", was operated under charter during the fourth quarter of 1996, and was assigned to a new charter contract in early 1997.

SULPHUR  CARRIER-The M/V "SULPHUR ENTERPRISE"
continued to carry molten sulphur from Louisiana to
U.S. Gulf ports under its   long-term  contract  with
a  large mineral resource company.

FLOAT-ON/FLOAT-OFF   SPECIAL   PURPOSE   VESSELS
(SPV)-The Company's  two  Float-On/Float-Off Special
Purpose Vessels, M/V  "BALI SEA" and M/V "BANDA SEA",
together with the newly acquired  (September, 1996)
Container/Breakbulk vessel,  M/V "JAVA  SEA", and 26
special purpose barges were operated  in 1996   under
the Company's  existing  long-term   contract carrying
supplies for a major mining company in Indonesia.

<PAGE 6>


FLEET STATISTICS


                               Total Dead-        Total Dead-
                             Weight Carrying    Weight Carrying
                    Number    Capacity (ea.)         Capacity
________________________________________________________________
LASH                  3         47,500 L.T.       142,500 L.T.
LASH                  6         46,150            276,900
LASH                  1         39,493             39,493
LASH                  1         48,093             48,093
PURE CAR CARRIERS     2         10,500             21,000
PURE CAR CARRIERS     2         12,700             25,400
FLASH                 3          3,600             10,800
DOCKSHIP              1          6,800              6,800
RO/RO                 3*        25,476             76,428
ICE STRENGTHENED
    MULTI-PURPOSE     2         12,820             25,640
CAPE-SIZE
    BULK CARRIER      1        148,000            148,000
MOLTEN SULPHUR
    CARRIER           1         29,000             29,000
FLOAT-ON/FLOAT-OFF
    SPECIAL PURPOSE
    VESSELS (SPV)     2         21,880             43,760
COAL CARRIER          1         38,164             38,164
CONTAINER/BREAKBULK   1          3,168              3,168
JUMBO RIVER BARGES  111*         3,100            344,100
RIVER BARGES         18          1,500             27,000
_________________________________________________________
FLEET CAPACITY - 1996                           1,306,246
    VESSELS          30*
    LASH BARGES   1,850*
    RIVER BARGES    129*
    SPECIAL
       PURPOSE
       BARGES        26
    TOWBOATS         15*
_________________________________________________________
                              *Includes leased equipment.

COAL  CARRIER-The  Company's  self-unloading,  conveyor
belt equipped  U.S. Flag Coal Carrier, S.S. "ENERGY
ENTERPRISE", commenced  service  in  February,  1996
under a long-term charter to a New England electric utility company, carrying coal in the coastwise and nearsea trade.
DOMESTIC TRANSPORTATION-Central Gulf Lines, Inc.
has a long term contract with a Florida based electric utility for the transportation of coal from Mt. Vernon, Indiana, to the Company's coal transfer facility at Port St. Joe, Florida, where the coal is trans-loaded into railcars and moved to the utility's plant site at Palatka, Florida. The Company is responsible for the waterborne movement of the coal from the loading point on the Ohio River to the discharge point at the terminal and for unloading the barges there and transferring the coal into railcars.
     The Company operates 111 hopper barges, 15 towboats and certain terminal transfer equipment in carrying out the requirements of the contract.

LITCO  TERMINAL COMPLEX-The Company's LITCO (LASH
Intermodal Terminal  COmpany) Terminal at Memphis is in
its fifth  year of  operation  and has continued to
experience satisfactory utilization.   The  terminal is
the  only totally  enclosed multi-modal  cargo transfer
facility in the  United  States, providing
287,000  sq. ft.  of  enclosed  warehouse   and
loading/discharging stations for LASH barge, rail, truck, and heavy-lift operations.
     LITCO is strategically located to move cargo on just-in-time scheduling between major inland markets and world ports and is contributing positively to the performance of both Forest Lines and Waterman services by improved turn-around time of the Company's
LASH barge fleet.

<PAGE 7>

        INTERNATIONAL SHIPHOLDING CORPORATION
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Certain statements made in this report or elsewhere
by, or  on  behalf  of,  the  Company  that  are  not
based  on historical   facts   are  intended  to  be
forward-looking statements  within the meaning of the
safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions  about future
events  and  are  therefore subject  to  risks  and
uncertainties.   The  Company cautions  readers  that
the following important factors, among others, have
affected and may  affect  in the future the Company's
actual consolidated results of operations and may cause future results to differ materially from those expressed in or implied by any forward-looking
statements made in this report or elsewhere  by,  or on
behalf of, the Company:
      The  Company's ability to (i) identify customers
with marine transportation needs requiring specialized vessels or operating techniques; (ii) secure financing on satisfactory terms  to  acquire,  modify, or
construct vessels if such financing is necessary to service the potential needs of current or future customers; (iii) obtain new contracts or renew existing contracts which would employ certain of its vessels or other assets upon the expiration of contracts currently  in  place; (iv) manage the  amount
and rate of growth of its general and administrative expenses and costs associated with crewing certain of its vessels; (v) and to manage its growth in terms of implementing internal controls and information systems
and  hiring  or  retaining   key personnel,  among
other things.  Other factors include (vi) changes  in
cargo rates and fuel prices which could increase or
decrease the Company's gross voyage profit from its
liner services; (vii) the rate at which competitors add
or  scrap vessels  from  the  markets in which the
Company operates; (viii)  changes  in interest rates
which could increase  or decrease  the  amount  of
interest  the Company  incurs  on borrowings with
variable rates of interest; (ix) the impact on   the
Company's  financial statements  of  nonrecurring
accounting  charges  that  may result  from  the
Company's ongoing evaluation of business strategies,
asset valuations, and organizational structures; (x) changes in accounting policies and practices adopted voluntarily or as required by generally accepted accounting principles; (xi) changes in laws and regulations such as those related to government assistance programs and tax rates, among other things;
(xii) unanticipated outcomes of current or possible
future legal proceedings; (xiii) and other economic, competitive, governmental, and technological factors which may effect the Company's operations.
      The  Company  cautions  readers  that  it
assumes no obligation  to update or publicly release
any revisions to forward-looking statements made in
this report or elsewhere by, or on behalf of, the
Company.
      The Company's vessels are operated under a
variety of charters and contracts. The nature of these arrangements is such that, without a material variation in  gross  voyage profits (total revenues
less voyage expenses and vessel  and barge
depreciation), the revenues and expenses attributable
to  a  vessel deployed under one type of charter or
contract can differ substantially from those
attributable to the same vessel if deployed under a different type of charter or contract. Accordingly, depending on the mix of charters or contracts in place during a particular accounting period, the
Company's   revenues   and  expenses   can
fluctuate substantially from one period to another even though the number of vessels deployed, the number of voyages completed, the amount of cargo carried and the gross voyage profit derived from the vessel remain
relatively constant.   As  a result, fluctuations in
voyage revenues and expenses are not necessarily
indicative  of  trends in  profitability,  and
management  believes  that gross voyage  profit  is  a
more appropriate measure of operating performance than revenues. Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.
___________________________________
RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED
DECEMBER 31, 1995

      GROSS  VOYAGE  PROFIT.  Gross voyage profit
increased 3.7%  to  $66.9 Million in 1996 as compared
to $64.5 Million in  1995.  Gross voyage profit was
favorably impacted by the commencement,  in  February
of 1996, of operations  of  the ENERGY  ENTERPRISE, a
U.S. Flag Coal Carrier under  contract to  a  major
U.S. utility company, and the full commencement of
operations, in early 1996, of two Special Purpose
Vessels ("SPV's") under contract to provide
transportation  services to  a  major mining company in
Indonesia.  Improved  freight rates  for  the Company's
LASH vessels  employed  in  liner service between ports
on the U. S. Gulf/U. S. Atlantic Coast and South  Asia
(Trade  Routes 18 and  17)  and  increased charterhire
rates  for  two of the Company's  LASH vessels under
contract  with the Military Sealift Command  ("MSC")
also positively impacted gross voyage profit.
     These  increases in gross voyage profit were
partially offset by increased  fuel  prices,  which
impacted the Company's liner services, lower charterhire
rates on the Company's Cape-Size Bulk Carrier, and the
redelivery of  one of  the Company's vessels at the
end of its MSC contract  in late   1995.  This vessel
is currently being operated in the spot market until it commences a new contract with the MSC in the third quarter of 1997.
      Additionally, the Company's fleet experienced more out of service days in 1996 than in 1995 primarily due to regularly scheduled drydockings, shipyard work required to prepare the two LASH vessels for their contract with the MSC, and a propeller shaft casualty sustained by one of the vessels operating in the Waterman service which required an unscheduled drydock of approxi-

<PAGE 8>

mately  two  months duration.  This vessel  has  been
fully repaired and returned to service about mid-July. Results of our insurance subsidiary were also negatively impacted  by this accident.
   The Company currently charters eight vessels to the
MSC including three Roll-On/Roll-Off ("RO/RO") vessels employed in the Military Prepositioning Service, four LASH vessels, and one Ice-Strengthened Multi-Purpose vessel. The contracts for the RO/RO's are fixed through the years 2009 and 2010. A scheduled charterhire rate reduction, which will not have a material impact on the Company's gross voyage profit, became effective January 1, 1997,
for the RO/RO's.   During  1996, the Ice-Strengthened
Multi-Purpose vessel began the second of two seventeen month option periods which will terminate at the end of 1997. In third quarter of 1997, the Company's other Ice-Strengthened Multi-Purpose vessel will commence operating under a seventeen month contract with MSC which includes two seventeen month option periods. This vessel is currently being operated in the open market on a cargo offered basis.
In mid-1996, the MSC contracts of two of the Company's
LASH vessels were each renewed for seventeen months with two seventeen month option periods extending through 2000. A third LASH vessel will enter a new contract upon the expiration of its current MSC contract in May of 1997. The Company's other LASH vessel chartered to MSC is operating under a contract which expires in 1999.
      Vessel and barge depreciation increased to $32.6 Million during 1996 as compared to $24.7
Million in 1995 primarily due to the addition of the ENERGY ENTERPRISE and the two SPV's and related barges.
     OTHER INCOME AND EXPENSES. Administrative and general expenses decreased slightly to $26.3 Million during 1996 as compared to $26.6 Million in 1995 stemming from a continuing cost reduction program.
     Interest expense increased 11.6% to $28.5 Million in 1996 as compared to $25.6 Million in 1995 primarily due to interest incurred on the financing of the ENERGY ENTERPRISE and the two SPV's and related barges. These increases were partially offset by reductions resulting from regularly scheduled payments on other outstanding debt.
      Investment income decreased from $2.7 Million in 1995 to $1.9 Million in 1996 reflecting reductions in interest rates and the average balance of invested funds.
      During 1995, the Company sold its 7.7% interest in a Norwegian shipowning company for approximately $48.0 Million resulting in a before tax gain of approximately
$17.0 Million. A full description of this sale is included in the discussion of results of operations for the year ended December 31, 1995, compared to the year ended December 31, 1994, presented later in this report.
   INCOME TAXES. The Company provided $4.8 Million and $11.4 Million for Federal income taxes at the statutory rate of 35% for 1996 and 1995, respectively. Income of unconsolidated entities is shown net of applicable taxes.

   EXTRAORDINARY LOSS ON THE EARLY EXTINGUISHMENT OF
DEBT. During 1996, the Company recognized an extraordinary loss of $0.8 Million, net of taxes, resulting from a makewhole premium required when the Company refinanced Notes in the fourth quarter to reduce interest costs.

_________________________________________________________

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED
DECEMBER 31, 1994

      GROSS  VOYAGE  PROFIT.  Gross voyage profit
decreased 1.2%  to  $64.5 Million in 1995 as compared
to $65.3 Million in  1994.   Gross voyage profit was
negatively impacted by lower freight rates and higher operating costs for the Company's LASH vessels employed in liner service on Trade Routes 18 and 17. A scheduled rate reduction on one of the Company's vessels chartered to the MSC also contributed to the decrease in gross voyage profit.
These reductions were partially offset by the addition of a Molten Sulphur Carrier in early fourth quarter of 1994.
      Vessel  and barge depreciation increased  by 6.3%
to $24.7  Million during 1995 as compared to $23.3
Million in 1994 primarily due to the addition of the Molten Sulphur Carrier in early fourth quarter of 1994. This increase was partially offset by the life extension of two LASH vessels which were purchased in 1994 upon the termination of the capital lease of these vessels.

    OTHER INCOME AND EXPENSES.  Administrative and
general expenses decreased 3.1% to $26.6 Million during 1995 as compared to $27.5 Million in 1994 stemming from a continuing cost reduction program.
      Interest  expense increased 18.1% to $25.6
Million in 1995, as compared to $21.7 Million in 1994, primarily due to interest incurred on the financing of the Molten Sulphur Carrier,  interest rate
conversion agreements, and financing received in
early 1995 for general corporate purposes. These increases were partially offset by regularly scheduled debt payments of $28.5 million.
      Investment income decreased slightly from $2.8
Million in 1994 to $2.7 Million in 1995 reflecting a reduction in the average balance of invested funds. Additionally, investment income in 1994 reflected the recognition of interest on a promissory note related to the  sale of  an investment  in  an unconsolidated
entity.   This promissory note was acquired by the
Company in the first half of 1995.
      The Company's equity in net income of unconsolidated entities was $0.3 million in 1995 as compared to equity in losses of $0.1 Million in 1994. The
Company's interest in these entities was liquidated in 1995.
       As of December 31, 1994, the Company held an approximate 12.6% interest, including both direct and indirect interests, in Havtor AS, a publicly traded company listed on the Oslo Stock Exchange. The Company also held a 14.2% interest in A/S Havtor Management, a privately held Norwegian ship management company affiliated with Havtor AS. As of December 31, 1994, the Company held a 50% interest in a foreign entity, Bulkowners 1984, which was formed to own and operate two combination dry cargo/petroleum products, PROBO vessels. The Company also held a 10% interest in a limited partnership with certain Norwegian interests to construct and own a Liquified Petroleum Gas carrier which delivered in 1993.
      During  the first half of 1995, A/S Havtor
Management and the gas carrier activities of Kvaerner, an unrelated Norwegian company merged into Havtor AS. In addition, Havtor AS agreed to acquire other vessels and vessel interests, including the 50% interest held by the Company in two PROBO vessels and the 10% interest held in a Liquified Petroleum Gas carrier. Subsequent to the merger, the Company's interest, including both direct and indirect interests, in Havtor AS approximated 7.7%.

<PAGE 9>

During November 1995, the Company sold this 7.7% interest
in Havtor  AS  for  approximately  $48.0  Million.   The
sale resulted  in  a  before  tax  gain  of approximately
$17.0 Million.
   INCOME TAXES.  The Company provided $11.4 million
and $6.6  million for Federal income taxes at the
statutory rate of   35%  for  1995  and  1994,
respectively.   Income of unconsolidated entities
is shown net of applicable taxes.

OPERATING DIFFERENTIAL SUBSIDY AGREEMENTS.
   For  the years ended December 31, 1996, 1995 and
1994, the Company   received  aggregate  Operating
Differential Subsidy ("ODS") payments of $25.6 Million,
$22.7 Million, and $21.7 Million, respectively. The Company's ODS agreement for the four LASH vessels currently employed in its Waterman liner service on Trade Routes
18 and 17 expires during early 1997. The "Maritime Security Act" ("MSA"), which provides for a new subsidy program for up to 47 U.  S. Flag  vessels, was
signed into law on October 8, 1996.  The
Company's  four  LASH  vessels, which  have  been
receiving subsidy  payments  under  the  ODS
agreement, two of the Company's Pure Car Carriers ("PCC"), and one of the Company's LASH vessels currently on contract with  MSC have qualified  to  participate in
this program.  The two PCC's began receiving MSA payments
in late 1996, and the four LASH vessels  operating  under
ODS  will begin receiving MSA payments upon the
expiration of ODS in early 1997. The LASH vessel under contract to MSC will be eligible to receive payments upon the
expiration of that contract in 2000.   MSA will eliminate
the trade route restrictions imposed by the ODS program and will allow flexibility to operate freely in the competitive market. MSA provides for annual subsidy payments of $2.1 Million per year per vessel for a total of ten years. Payments under MSA are subject to appropriation each year and are not guaranteed. Under the previous ODS agreement, subsidy payments were approximately $5.8 Million per year per vessel. To overcome the decrease in the amount of subsidy payments to be provided under MSA, as compared to ODS, the Company will be required to pursue various options such as reduction of crew costs and other expenses.

___________________________________
LIQUIDITY AND CAPITAL RESOURCES
      The following discussion should be read in
conjunction with  the  more  detailed Consolidated
Balance  Sheets  and Consolidated  Statements  of Cash
Flows  included  elsewhere herein  as  part  of  the
Company's Consolidated  Financial Statements.
      The  Company's  working capital increased  from
$13.4 Million  at December 31, 1995, to $26.9 Million
at December 31,  1996, after provision for current
maturities of  long-term  debt  and capital lease
obligations of $35.5 Million. Cash  and  cash
equivalents decreased during 1996 by  $11.3 Million to
a total of $43.0 Million.
      Positive  cash  flows  were  achieved  from
operating activities during 1996 in the amount of
$49.0 Million. The major source of cash from operations
was net income adjusted for noncash provisions such as
depreciation and amortization.
   Net  cash  used for investing activities  during
1996 amounted  to  $76.6  Million.   Major  capital
improvements included  $27.8  Million for the
conversion of  two  SPV's, $15.9  Million for the
purchase and refurbishment of a  LASH vessel,  the
ATLANTIC  FOREST, and  82  LASH  barges,  $9.9 Million
for upgrade work on the ENERGY ENTERPRISE  to  meet
classification requirements, $5.6 Million for  the
purchase of  a container  vessel, the JAVA SEA, to  be
operated    in conjunction  with  the  two  SPV's,
and  $1.3  Million for information  systems projects.
Other uses of cash included the  addition of $28.2
Million in deferred vessel drydocking charges.
Proceeds from investing activities included  $8.1
Million  received  from  the payment  of  a  long-term
note receivable, the release of $3.7 Million
previously held in escrow  as collateral for loans,
$2.5 Million from the sale of  the  Company's
Semi-Submersible Barge, the CAPS EXPRESS, and
$1.8 Million   from  the  maturity   of   short-term
investments.
   Net  cash provided by financing activities during
1996 amounted  to  $16.4 Million.  Proceeds from the
issuance of debt  obligations of $147.5 Million included
$93.7 Million received  from  draws  on lines of credit,
of which  $30.0 Million  was outstanding at December 31,
1996, $23.0 Million received  from  the refinancing of
Notes to reduce  interest costs,  $16.8 Million
associated with the conversion of  the two  SPV's,
$8.5 Million associated with the purchase of the
ATLANTIC FOREST  and related  barges,  and  $5.5 Million
associated  with  the  purchase  of  the  JAVA  SEA.
These proceeds were partially offset by repayment of
$63.7 Million drawn  under lines of credit, regularly
scheduled principal payments of $31.5 Million, payment
of $22.0 Million for  the repurchase  of Notes, and
the prepayment of a  $9.5  Million long-term  debt.
The Company also added  $2.8  Million in deferred
financing charges and used $1.7  Million  to meet
common stock dividend requirements.
      In  the  third quarter of 1988, the Board of
Directors first declared a quarterly dividend of 5
cents per share  (4 cents  per  share  after giving
effect to the  November  17, 1995,  twenty-five
percent stock dividend)  and  continued quarterly
dividends in the same amount for  each  quarterly
period  through the third quarter of  1995.  The
Board  then increased the dividend to 6.25 cents
per share in the fourth quarter of 1995 and has
continued quarterly dividends in the same amount
for each quarterly period through  the  fourth
quarter  of 1996.  The Board has expressed  its
intent to continue to  declare  similar quarterly
dividends in  the future, subject  to the ability of
the Company's operating subsidiaries  to  continue to
achieve satisfactory earnings and  restrictions
contained in certain  of  the Company's credit
agreements. Dividends on common stock during  1996
amounted to approximately $1.7 Million.
     Management believes that normal operations will provide sufficient working capital and cash flows to meet debt service and dividend requirements during the foreseeable future.
   To meet short-term requirements when fluctuations occur in working capital, the Company has available three lines of credit totaling $35.0 Million. As of December 31, 1996, outstanding draws on these lines of credit totaled $30.0 Million of which $20.0 Million was repaid in early 1997.
      The Company has not been notified that it is a potentially responsible party in connection with any environmental matters.

<PAGE 10>


INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS


ASSETS
(All Amounts in Thousands)
                                     December 31,December 31,
                                        1996        1995
                                     ___________ ___________
Current Assets:
         Cash and Cash Equivalents    $  43,020   $54,281
         Marketable Securities            2,727     4,630
         Accounts Receivable,
            Net of Allowance for
            Doubtful Accounts of
            $256 and $409
            in 1996 and 1995,
            Respectively:
               Traffic                  42,404    30,659
               Agents'                  10,343    10,352
               Claims and Other          3,048     5,823
         Federal Income
               Taxes Receivable          1,366        -
         Net Investment in Direct
               Financing Leases          2,033     2,104
         Other Current Assets            6,216     3,521
         Material and Supplies
               Inventory, at Cost       12,043    10,545
                                   ____________ _________
Total Current Assets                   123,200   121,915
                                   ____________ _________
Net Investment in Direct
         Financing Leases               22,797    24,482
                                   ____________ _________
Vessels, Property, and Other
     Equipment, at Cost:
         Vessels and Barges            676,267   634,905
         Other Marine Equipment          7,500     7,570
         Terminal Facilities            18,535    18,126
         Land                            2,317     2,317
         Furniture and Equipment        17,401    15,892
                                   ____________ _________
                                       722,020   678,810
Less -  Accumulated Depreciation      (276,222) (243,929)
                                   ____________ _________
                                       445,798   434,881
                                   ____________ _________
Other Assets:
         Deferred Charges
            in Process of
            Amortization                43,318    26,952
         Acquired Contract Costs,
            Net of Accumulated
            Amortization of $18,706
            and $16,496 in 1996
            and 1995, Respectively      19,523    21,733
         Due from Related Parties          443       535
         Other                           6,517    17,082
                                   ____________ _________
                                        69,801    66,302
                                   ____________ _________
                                    $  661,596  $647,580
                                   ============ ==========

[FN]

The accompanying notes are an integral part of these statements.

<PAGE 11>


INTERNATIONAL SHIPHOLDING CORPORATION
LIABILITIES AND STOCKHOLDERS' INVESTMENT
(All Amounts in Thousands Except Share Data)

                                      December 31,  December 31,
                                         1996          1995
                                      ------------  ------------
Current Liabilities:
         Current Maturities of
            Long-Term Debt              $ 33,470      $ 40,785
         Current Maturities of
            Capital Lease Obligations      1,981         1,469
         Accounts Payable and Accrued
            Liabilities                   67,690        77,481
         Federal Income Tax Payable            -         6,520
         Current Deferred Income
            Tax Liability                    811         1,283
         Current Liabilities
             to be Refinanced             (7,680)      (19,030)
                                      ------------  ------------
Total Current Liabilities                 96,272       108,508
                                      ------------  ------------

Current Liabilities to be Refinanced       7,680        19,030
                                      ------------  ------------

Billings in Excess of Income Earned
     and Expenses Incurred                 8,635         4,639
                                      ------------  ------------
Long-Term Capital Lease Obligations,
     Less Current Maturities              17,642        19,623
                                      ------------  ------------

Long-Term Debt,
     Less Current Maturities             299,434       269,872
                                      ------------  ------------
Reserves and Deferred Credits:
         Deferred Income Taxes            40,673        38,668
         Claims and Other                 18,853        20,979
                                      ------------  ------------
                                          59,526        59,647
                                      ------------  ------------
Commitments and Contingent Liabilities

Stockholders' Investment:
         Common Stock, $1.00
            Par Value, 10,000,000
            Shares Authorized,
            6,756,330 Shares Issued
            at December 31, 1996
            and 1995                      6,756           6,756
         Additional Paid-in Capital      54,450          54,450
         Retained Earnings              112,310         106,158
         Less - 73,443 Shares of
            Common Stock in
            Treasury, at Cost,
            at December 31, 1996
            and 1995                     (1,133)         (1,133)
         Unrealized Holding Gain
            on Marketable Securities         24              30
                                       -----------    ----------
                                        172,407         166,261
                                       -----------    ----------
                                       $661,596        $647,580
                                       ===========    ==========

[FN]

The accompanying notes are an integral part of these statements.
<PAGE 12>



INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(All Amounts in Thousands Except Per Share Data)


                                     Year Ended December 31,
                                     1996     1995     1994
                                   -------- -------- --------
Revenues                           $353,346 $319,084 $320,585
Operating Differential Subsidy       25,581   22,705   21,748
                                   -------- -------- --------
                                    378,927  341,789  342,333
                                   -------- -------- --------
Operating Expenses:
   Voyage Expenses                  279,395  252,506  253,729
   Vessel and Barge Depreciation     32,584   24,747   23,289
                                   -------- -------- --------
      Gross Voyage Profit            66,948   64,536   65,315
                                   -------- -------- --------
Administrative and General Expenses  26,256   26,615   27,454
                                   -------- -------- --------
   Operating Income                  40,692   37,921   37,861
                                   -------- -------- --------
Interest:
   Interest Expense                  28,528   25,561   21,650
   Investment Income                 (1,935)  (2,676)  (2,826)
                                   -------- -------- --------
                                     26,593   22,885   18,824
                                   -------- -------- --------
Gain on Sale of Investments               -   17,409        -
                                   -------- -------- --------
Unconsolidated Entities
   (Net of Applicable Taxes):
   Equity in Net Income (Loss) of
      Unconsolidated Entities             -      331     (124)
   Provision for Doubtful Accounts        -        -      900
                                   -------- -------- --------
                                          -      331      776
                                   -------- -------- --------
Income Before Provision
   for Income Taxes
   and Extraordinary Item            14,099   32,776   19,813
                                   -------- -------- --------
Provision for Income Taxes:
   Current                            3,246   11,296    4,961
   Deferred                           1,533       94    1,621
   State                                684      406      180
                                   -------- -------- --------
                                      5,463   11,796    6,762
                                   -------- -------- ---------
Income Before Extraordinary Item   $  8,636 $ 20,980 $ 13,051
Extraordinary Loss on Early
   Extinguishment of Debt (Net
   of Income Tax Benefit of $437)      (813)       -        -
                                   -------- -------- --------
Net Income                         $  7,823 $ 20,980 $ 13,051
                                   ======== ======== ========
Earnings Per Share:
   Income Before
      Extraordinary Loss           $   1.29 $   3.14 $   1.95
   Extraordinary Loss                 (0.12)       -        -
                                   -------- -------- --------
   Net Income                      $   1.17 $   3.14 $   1.95
                                   ======== ======== ========

[FN]

The accompanying notes are an integral part of these statements.

<PAGE 13>


INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS
OF CHANGES IN
STOCKHOLDERS' INVESTMENT

(All Amounts in Thousands)
                                                           Net
                           Additional                   Unrealized
                   Common   Paid-In   Retained Treasury   Holding
                   Stock    Capital   Earnings  Stock   Gain/(Loss)   Total
                ------------------------------------------------------------
Balance at
   December 31,
   1993           $5,405     $54,450    $75,775  $(1,133) $   -     $134,497

Net Income for
   Year Ended
   December 31,
   1994                -           -     13,051        -      -       13,051

Cash Dividends         -           -     (1,069)       -      -       (1,069)

Unrealized
   Holding Loss on
   Marketable
   Securities,
   Net of Deferred
   Taxes               -           -          -       -     (163)       (163)
                 ------------------------------------------------------------
Balance at
   December 31,
   1994           $5,405    $54,450     $87,757 $(1,133) $  (163)   $146,316
                 ============================================================

Net Income for
   Year Ended
   December 31,
   1995               -           -      20,980      -        -      20,980

Cash Dividends        -           -      (1,228)     -        -      (1,228)

25% Stock
    Dividend      1,351           -      (1,351)     -        -           -

Unrealized
    Holding Gain
    on Marketable
    Securities,
    Net of
    Deferred Taxes    -           -          -       -     193         193
                 ----------------------------------------------------------
Balance at
   December 31,
   1995          $6,756    $54,450    $106,158 $(1,133)  $  30    $166,261
                 ==========================================================

Net Income for
   Year Ended
   December 31,
   1996              -           -      7,823       -       -        7,823

Cash Dividends       -           -     (1,671)      -       -       (1,671)

Unrealized
   Holding Loss on
   Marketable
   Securities,
   Net of
   Deferred Taxes    -           -         -        -     (6)          (6)
                ----------------------------------------------------------
Balance at
   December 31,
   1996         $6,756     $54,450  $112,310  $(1,133) $  24     $172,407
                ==========================================================


[FN]

The accompanying notes are an integral part of these statements.

<PAGE 14>



INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(All Amounts in Thousands)               Year Ended December 31,
                                          1996     1995     1994
                                        -------- -------- --------
Cash Flows from Operating Activities:
    Net Income                         $  7,823 $ 20,980 $ 13,051
    Adjustments to Reconcile Net
       Income to Net Cash Provided by
       Operating Activities:
          Depreciation                   34,939   26,653   24,516
          Amortization of Deferred
             Charges and Other Assets    19,309   17,310   17,105
          Provision for Deferred
             Income Taxes                 1,533       94    1,568
          Equity in Unconsolidated
             Entities                         -     (331)    (776)
          (Gain) Loss on Sale of
             Vessels and Other Property     (11)      (7)      83
          Gain on Sale of Investment
             in Havtor AS                     -  (17,409)       -
          Extraordinary Loss                813        -        -
       Changes in:
          Accounts Receivable            (8,515)     543     (466)
          Net Investment in Direct
             Financing Leases             1,756    2,188    2,258
          Inventories and Other
             Current Assets              (3,539)  (1,334)   1,718
          Other Assets                   (1,177)   2,599    1,138
          Accounts Payable and
             Accrued Liabilities            910     (694)    (634)
          Federal Income Taxes Payable   (6,765)   6,084        -
          Unearned Income                 3,996      168       45
          Reserve for Claims and
             Other Deferred Credits      (2,118)  (2,866)    (772)
                                        -------- -------- --------
Net Cash Provided by
    Operating Activities                 48,954   53,978   58,834
                                        -------- -------- --------
Cash Flows from Investing Activities:
    Purchase of Vessels and
       Other Property                   (65,104)(127,942) (56,977)
    Additions to Deferred Charges       (28,171) (11,682)  (6,188)
    Proceeds from Sale of
       Vessels and Other Property         2,512        7      710
    Proceeds from Short-Term Investments  1,799    2,763   12,182
    Investment in and Advances to
       Unconsolidated Entities                -        -    1,447
    Proceeds from Sale of Havtor AS           -   48,621        -
    Proceeds from Note Receivable         8,100        -        -
    Other Investing Activities            4,295    9,067   (7,983)
                                        -------- -------- --------
Net Cash Used by Investing Activities   (76,569) (79,166) (56,809)
                                        -------- -------- --------
Cash Flows from Financing Activities:
    Proceeds from Issuance of Debt      147,482  105,651   90,538
    Reduction of Debt and Capital
       Lease Obligation                (126,704) (53,930) (83,121)
    Additions to Deferred
       Financing Charges                 (2,753)    (635)    (388)
    Common Stock Dividends Paid          (1,671)  (1,228)  (1,069)
                                        -------- -------- --------
Net Cash Provided by
    Financing Activities                 16,354   49,858    5,960
                                        -------- -------- --------
Net (Decrease) Increase in
    Cash and Cash Equivalents           (11,261)  24,670    7,985
Cash and Cash Equivalents
    at Beginning of Year                 54,281   29,611   21,626
                                        -------- -------- --------
Cash and Cash Equivalents
    at End of Year                     $ 43,020 $ 54,281 $ 29,611
                                       ======== ======== ========

[FN]

The accompanying notes are an integral part of these statements.

<PAGE 15>

INTERNATIONAL SHIPHOLDING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------
      The  accompanying  consolidated  financial
statements include    the   accounts   of
International Shipholding Corporation  (a  Delaware
corporation) and its consolidated subsidiaries  (the
Company).  All significant  intercompany accounts and
transactions have been eliminated.
    The  Company  uses  the  cost method  to  account
for investments in entities in which it holds less
than a  20% voting  interest  and in which the Company
cannot exercise significant   influence   over
operating   and financial activities.  The Company
uses the equity method to account for investments in entities in which it holds a 20% to 50% voting interest.
      Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

Nature of Operations
--------------------
      The  Company,  through  its subsidiaries,
operates a diversified  fleet of U.S. and
international  flag vessels that provide
international and domestic maritime transportation
services to commercial customers and agencies of
the United States government primarily under
medium-  to long-term  charters  or  contracts.
The Company's   fleet consists  of 30 ocean-going
vessels, 15 towboats, 129  river barges, 26 special
purpose barges, approximately 1,850  LASH barges,  and
related  shoreside handling  facilities.       The
Company's strategy is to (i) identify customers with
marine transportation  needs  requiring  specialized
vessels   or operating   techniques,  (ii)  seek
medium to   long-term charters or contracts  with
those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

Use of Estimates
----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results could differ from those estimates.

Voyage Accounting
-----------------
     Revenues and expenses relating to voyages are
recorded on   the percentage-of-completion  method,
except that provisions for loss voyages are recorded when
contracts for the  voyages  are fixed or when losses
become apparent  for voyages  in  progress.   Use of
the percentage-of-completion method requires management to make estimates and assumptions that affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Vessels and Other Property
--------------------------
      Costs  of all major property additions and
betterments are  capitalized.  Ordinary maintenance
and repair costs are expensed  as incurred.  Interest
and finance costs  relating to  vessels,  barges, and
other equipment under construction are  capitalized
to properly reflect the  cost  of  assets acquired.
Capitalized interest totaled $425,000, $2,721,000,
and $1,763,000 for the years ended December 31, 1996,
1995, and 1994, respectively.  Capitalized interest
was calculated based on  the interest rates applicable
to the debt related to the assets under construction.
       Assets  under  capital  lease  are  recorded
on the consolidated  balance  sheet  under  the
caption Vessels, Property, and Other Equipment (See
Note G).
       For   financial  reporting  purposes,   vessels
are depreciated  over  their estimated useful  lives
using the straight-line   method.  As  a  result  of
major capital improvements during 1996, the lives of
two of the Company's LASH vessels were extended by two
additional years, from  28 to  30  years  and  from
30 to 32 years, respectively. The effect of this
change on the Company's results of operations for the
year ended December 31, 1996, was not material.
      The  Company  groups all LASH barges into pools
with estimated useful lives corresponding to the remaining
useful lives  of  the vessels with which they are
utilized.   Major barge  refurbishments are capitalized
and  included in the aforementioned group of barge pools.
      From time to time, the Company disposes of
barges in  the  ordinary  course  of  business.   In
these  cases, proceeds  from the disposition are
credited to the remaining net book value  of  the
respective  pool   and   future depreciation charges are
adjusted accordingly.
     Estimated useful lives of Vessels, Terminal
Facilities, and Other Marine Equipment are as follows:

                                                 Years
                                                 -----
       1 LASH Vessel                             32
       10 LASH Vessels                           30
       2 Pure Car Carriers                       20
       2 Pure Car Carriers                       12
       1 Coal Carrier                            15
       11 Other Vessels *                        25
       Coal Terminal                             22
       LITCO Terminal                            11
       Marine Equipment                           4


       [FN]

*Includes three FLASH units, two ice-strengthened multi-purpose vessels, two float-on/float-off special purpose vessels, a dockship, a cape-size bulk carrier, a molten sulphur carrier, and a container vessel. The Company's fleet of 30 vessels also includes three roll-on/roll-off vessels which it operates.

Income Taxes
------------
      Deferred income taxes are provided on items of income and expense which affect taxable income in one period and financial income in another.
    Certain foreign operations are not subject to income tax-

<PAGE 16>

ation  under pertinent provisions of the laws of the
country of incorporation  or  operation.   However,
pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S.
income taxes (See Note D).

Foreign Currency Translation
----------------------------
      All exchange adjustments are charged or credited to income in the year incurred. Exchange losses of $17,000, $159,000, and $119,000 were recognized for the years ended December 31, 1996, 1995, and 1994, respectively.

Dividend Policy
----------------
       The Board of Directors declared and paid
dividends of 6.25  cents per share for each quarter in
1996. On November 17, 1995, the Company distributed a
25% stock split effected in the form of a stock
dividend to shareholders of record at the  close  of
business on November  3,  1995.   Fractional shares
were  purchased by the Company at the reported last
sale price per share on the record date, adjusted
to reflect the  dividend.   All per share and weighted
average  amounts have  been restated to reflect the
25% dividend.  The  Board of  Directors  declared and
paid dividends of  5  cents  per share  (4  cents  per
share after    giving  effect  to  the aforementioned
25% stock dividend) for the first, second, and third quarters in 1995 and for each quarter in 1994. A dividend of 6.25 cents was declared and paid for the fourth quarter in 1995.
      Subsequent  to  year end, a dividend  of
6.25 cents per common share was declared to be paid in the first quarter of 1997. The payment of dividends is subject to restrictions set forth in certain of the Company's debt instruments. The
Company paid dividends on its common stock of $1,671,000, $1,228,000, and $1,069,000, in 1996,
1995, and 1994, respectively. Such amounts did not exceed restrictions set forth in these agreements or its other debt instruments.

Net Income Per Common Share
---------------------------
      Earnings  per common share are based on  the
weighted average number of shares outstanding during
the period.  The weighted  average  number of common
shares outstanding  was 6,682,887  for the years ended
December 31, 1996, 1995,  and 1994.   Primary  and
fully diluted weighted average common shares outstanding were the same for each of these years.
All per share and weighted-average share amounts have been restated for the November 17, 1995, twenty-five percent stock dividend.

Operating Differential Subsidy Agreements
-----------------------------------------
     The  Company's operating differential subsidy ("ODS")
agreement  with the U.S. Maritime Administration
("MarAd"), an agency of the Department of Transportation
under Title VI of  the Merchant Marine Act of 1936,
as amended, under which the Company operates a fleet
of four U.S. flag vessels in  a liner service between
ports on the U.S. Gulf/U.S.  Atlantic Coast and South
Asia (Trade Routes 18 and 17), expires upon completion,
during the first quarter of 1997, of voyages in
progress  at December 31, 1996. Under this agreement,
MarAd pays  the excess of certain vessel expenses over
comparable vessel expenses  of principal foreign
competitors  in  each respective trade route.
      The Maritime Security Act  ("MSA"), which
provides for a  new  subsidy program for certain U.S.
flag vessels,  was signed  into law in October of
1996. Seven of the Company's vessels  qualified for
MSA participation including the  four aforementioned
LASH vessels which have been operating  under ODS,
two of the Company's Pure Car Carriers ("PCC"), and
a LASH  vessel currently on contract with the
Military Sealift Command ("MSC"). The two PCC's
began receiving MSA payments in  late 1996, and the
four LASH vessels operating under ODS will begin
receiving MSA payments upon the expiration of ODS
in early 1997.  The LASH vessel operating under MSC
contract will  be eligible to receive MSA payments
upon  the expiration of that contract in 2000.  MSA
will eliminate the trade route restrictions imposed
by the ODS program and will allow  flexibility  to
operate freely  in  the competitive market.
MSA  provides for  annual subsidy payments of
$2,100,000  per year per vessel for a total of ten
years. These  payments are subject to appropriation
each  year  and are  not guaranteed. Under the
previous  ODS  agreement, subsidy payments were
approximately $5,800,000 per year per vessel.  To
overcome the decrease in the amount of subsidy payments
to be provided under MSA as compared to ODS,  the Company
will be required to pursue various options such  as
reduction of crew costs and other expenses.
   Traffic  accounts  receivable include  $1,832,000
and $4,949,000 due from MarAd under these ODS agreements at December 31, 1996 and 1995, respectively.

Self-Retention Insurance
------------------------
    Effective  December 1, 1993, the Company became
self-insured  for  most  Personal Injury and Cargo
claims under $1,000,000, for Hull claims under
$2,500,000, and for claims for  Loss  of  Hire under
60 days.  Primary deductibles  are $25,000  for  Hull,
Personal Injury, and Cargo,  $1,000  for LASH  barges,
and  10 days for Loss of Hire.   The  Company
maintains insurance for individual claims  over  the
above levels and maintains Stop Loss insurance to
cover aggregate claims  between those  levels and  the
primary deductible levels.  Under the  Stop  Loss
insurance, the  Company  is responsible for all claims
under the above levels until  the total amount of
claims between primary deductibles and  the amounts
associated with those levels reach $6,000,000 in the
aggregate  per year for the insurance policy year June
27, 1996,  through June 26, 1997, and $7,000,000 for
the  policy year  June 27,  1995,  through June 26,
1996.   After  the Company has retained the aggregate
amounts, all additional claims are recoverable from underwriters. Additionally, the Company maintains catastrophic insurance to cover total claims resulting from any individual incident which exceed $2,500,000.
      Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs. The current portions of these liabilities were $5,530,000 and $4,698,000 at December 31, 1996 and
1995, respectively, and the noncurrent portions of these liabilities were $8,654,000 and $5,459,000 at December 31, 1996 and 1995, respectively.

<PAGE 17>

NOTE B - LONG-TERM DEBT



                                                (All Amounts in Thousands)
               December 31,  December 31,        December 31, December 31,
Description       1996          1995       Due       1996         1995
-----------   -------------  -----------  -----  ------------ ------------
Unsecured
  Senior
  Notes -
  Fixed Rate        9.00%       9.00%     2003     $ 93,891      $ 93,891

Fixed Rate
  Notes                                   2000-
  Payable        6.70-9.97%  8.25-10.50%  2008       61,773        52,926

Variable Rate
  Notes                                   1997-
  Payable        6.39-7.43%  6.63-7.81%   2006      101,855       113,479

U.S. Government
  Guaranteed
  Ship Financing
  Notes and
  Bonds -                                 2000-
  Fixed Rate     6.58-8.30%  6.58-8.30%   2009      45,385        50,361

Lines of Credit  6.63-8.25%     N/A       1998      30,000             -
                                                 -----------   ----------
                                                  $332,904      $310,657
                      Less Current Maturities      (33,470)      (40,785)
                                                 -----------   ----------
                                                  $299,434      $269,872
                                                 ===========   ==========

       The  aggregate  principal  payments required as of
December  31,  1996,  for each of the next  five years
are $33,470,000  in  1997, $63,065,000 in 1998, $29,409,000
in 1999,  $24,613,000  in 2000, and $19,669,000 in 2001. In
addition  to  regularly  scheduled principal payments,
the $63,065,000  required  in  1998 includes repayment of
the $30,000,000  drawn on the Company's lines of credit as
of December  31,  1996.   During early 1997, $20,000,000
was repaid  on  those  lines of credit before  their
scheduled maturity in 1998.
      Certain of the vessels and barges owned by the
Company are  mortgaged  under  certain debt agreements.
Additional collateral includes a security interest in
certain operating contracts and receivables.  Most of
these agreements,  among other things, impose minimum
working capital and net  worth requirements, as
defined, impose restrictions on the payment of
dividends  (see Note A), and prohibit the  Company
from incurring, without prior written consent,
additional debt or lease obligations,  except as defined.
The Company has consistently met the minimum working
capital and net worth requirements during the period
covered by the agreements and is  in compliance with these
requirements as of December 31, 1996.
      Under  the  most restrictive of its credit
agreements, the  Company cannot declare or pay
dividends unless (1)  the total  of (a) all dividends
paid, distributions on, or other payments  made  with
respect to the Company's capital  stock during  the
period beginning October 1, 1989, and ending  on the
date of dividend declaration or other payment  and
(b) all investments other  than  Qualified
Investments (as defined)  of the Company and
certain designated subsidiaries will  not exceed the
sum of $3,000,000 plus 50% (or, in case of  a  loss,
minus 100%) of the Company's consolidated  net income
during the period described above plus the net  cash
proceeds received from the issuance of common stock
by  the Company during the above period, and (2) no
default or event of default has occurred.
      Certain  loan agreements also restrict the
ability of the  Company's  subsidiaries  to  make
dividend payments, loans,  or  advances, the most
restrictive of which  contain covenants  that
restrict payments of dividends,  loans  or advances
to  the  Company from Central  Gulf  Lines,  Inc.,
Waterman  Steamship Corporation, and Sulphur Carriers,
Inc. unless certain financial ratios are maintained.
As long  as those ratios  are  maintained, there is no
restriction  on loans  or  advances to the Company
from those subsidiaries; however,  dividends generally
are restricted to 40%  of  the most recent four
quarters' net income of Central Gulf Lines, Inc.  and
Waterman Steamship Corporation.   Dividends  of
Sulphur Carriers, Inc. are restricted to 40% of undistributed earnings.

   The amounts of potentially restricted net assets were as follows:

                                      (All Amounts In Thousands)
                                       December 31,  December 31,
                                           1996         1995
                                       ------------  ------------
        Cypress Auto Carriers, Inc.      $ 10,285      $  9,264
        Sulphur Carriers, Inc.             22,058        21,588
        Waterman Steamship Corporation     63,817        65,136
        Central Gulf Lines, Inc.           85,172        79,581
                                       ------------  ------------
          Total Restricted Net Assets    $181,332      $175,569
                                       ============  ============

     The  Company  has  available  three  lines  of
credit totaling  $35,000,000  used to meet short-term
requirements when  fluctuations occur in working
capital. Two  of  these lines  were  fully  drawn as
of December 31,  1996,  for  an amount  totaling
$30,000,000 of which $20,000,000 was repaid in  early
1997.   None  of these lines  were  drawn  as of
December  31,  1995.   The Company voluntarily
maintains a $375,000 compensating balance for one of the lines of credit. This balance is included in Cash and Cash Equivalents.

      Under certain of the above described loan agreements, deposits are made into bank retention accounts to meet the requirements of the applicable agreements. These escrowed amounts totaled $668,000 and $4,867,000 at December 31, 1996 and 1995,
respectively, and were included in Other Assets.

NOTE C - PENSION PLAN AND POSTRETIREMENT BENEFITS

      The Company's retirement plan covers all full time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans.
The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. The Company's funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation.
Plan assets consist primarily of investments in certain bank common trust funds of trust quality assets and money market holdings.
   The following table sets forth the plan's funded status and pension costs recognized by the Company:

<PAGE 18>

     Actuarial Present Value of Benefit Obligations:
                                      December 31,    December 31,
(All Amounts in Thousands)               1996             1995
                                      ------------    ------------
Vested Benefit Obligation               $ (9,837)       $ (9,680)
                                      ============    ============
Accumulated Benefit Obligation          $(10,041)       $ (9,795)
                                      ===========     ============
Projected Benefit Obligation            $(12,060)       $(10,886)
Plan Assets at Fair Value                 13,397          12,306
                                      -----------     ------------
Plan Assets in Excess of
   Projected Benefit Obligation            1,337           1,420
Unrecognized Net Gain                     (1,489)         (1,310)
Prior Service Cost Not Yet
   Recognized in Net
   Periodic Pension Cost                     130             157
Unrecognized Net Obligation Being
    Recognized Over 15 Years                 297             371
                                      -----------     ------------
Accrued Pension Asset                   $    275        $    638
                                      ===========     ============


Net Periodic Pension Cost:          For the Year Ended December 31,
                                      1996      1995      1994
                                    --------- --------- --------
Service Cost                        $    621  $    451  $   469
Interest Cost on
   Projected Benefit Obligation          782       752      701
Actual Return on Plan Assets          (1,307)   (2,130)     150
Net Amortization and Deferral            440     1,355     (922)
                                    --------- --------- --------
Net Periodic Pension Cost           $    536  $    428  $   398
                                    ========= ========= ========



     Actuarial assumptions used to develop the components of pension expense were as follows:

                                For the Year Ended December 31,
                                  1996      1995      1994
                                --------  --------  ---------
Discount Rate                     7.25%     7.25%     8.0%
Rate of Increase in
   Future Compensation Levels      5.5%      5.0%     6.0%
Expected Long-term Rate of
   Return on Assets                8.0%      8.5%     8.5%


       Crew members on the Company's U.S. flag vessels belong
to  union-sponsored pension plans.   The Company contributed
approximately  $2,685,000,  $2,322,000,  and  $2,470,000
to these plans for the years ended December 31, 1996,
1995, and 1994, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are  based  on  the amount of straight pay
received by the union  members.   Information from the plans'
administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.
      The Company's postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' combined funded status reconciled with the amount included in the Company's consolidated balance sheet classification Reserves and Deferred Credits:




          Accumulated Postretirement Benefit Obligation:

(All Amounts in Thousands)        December 31,   December 31,
                                      1996          1995
                                  ------------   ------------
Retirees                           $  (5,148)     $  (4,638)
Fully eligible active
   plan participants                  (1,732)        (1,655)
Other active plan participants        (1,318)        (1,265)
                                  ------------   ------------
                                   $  (8,198)     $  (7,558)
Plan Assets at Fair Value                  -              -
                                  ------------   ------------
Accumulated Postretirement
   Benefits Obligation
   in Excess of Plan Assets        $  (8,198)     $  (7,558)
Unrecognized Experience Loss           1,910          1,685
                                  ------------   ------------
Accrued Postretirement
   Benefit Cost in the
   Balance Sheet                   $  (6,288)     $  (5,873)
                                  ============   ============

      Net postretirement benefit cost includes the following components:

                                  For the Year Ended December 31,
                                      1996     1995     1994
                                    -------- -------- --------
Service Cost                         $  134   $  110   $  107
Interest Cost on Accumulated
   Postretirement Benefit Obligation    556      520      464
Net Amortization                         85       37       71
                                    -------- -------- --------
Net Postretirement Benefit Cost      $  775   $  667   $  642
                                    ======== ======== ========


      The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.25% in 1996 and 1995 and 8% in 1994. The health and dental care cost trend rate  was assumed to be 10.25% for 1996,
gradually declining to 5% in the year 2003.
      If  the  health and dental care cost trend  rate
were increased one percent for all future years, the accumulated postretirement benefit obligation as of
December  31,  1996, would  have  increased
approximately $958,000 or  12%.   The effect of this
change in the net postretirement benefit cost for 1996 would have been an increase of approximately $83,000 or 11%.
      The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.

NOTE D - INCOME TAXES

   The Federal income tax returns of the Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries.
Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($618,990 in 1996, $12,001,257 in 1995, and $4,147,420 in 1994) are
also included.

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


 Components of the net deferred tax liability/(asset)
are as follows:
                                December 31,    December 31,
(All Amounts in Thousands)          1996           1995
                                ------------    ------------
Gross Liabilities:
     Fixed Assets                  $33,671         $31,939
     Deferred Charges                3,521           6,174
     Unterminated Voyage Revenue/
          Expense                    1,267           2,045
     Intangible Assets               7,342           7,498
     Other Liabilities              22,380          14,492
Gross Assets:
     Insurance and Claims Reserve   (3,501)         (4,239)
     Net Operating Loss
          Carryforward/
          Unutilized Deficit          (903)         (1,838)
     Valuation Allowance               879             879
     Other Assets                  (23,172)        (16,999)
                                 -----------     -----------
Total Deferred Tax Liability, Net  $41,484         $39,951
                                 ===========     ===========


<PAGE 19>


     The following is a reconciliation of the U.S.
statutory tax rate to the Company's effective tax
rate:
                           Year Ended December 31,
                           1996     1995     1994
                          ------   ------   ------
Statutory Rate             35.0%    35.0%    35.0%
State Income Taxes          4.9%     1.2%      .9%
(Income) of
   Unconsolidated Entities    -        -     (1.6%)
Other                      (1.2%)    (.3%)    (.2%)
                          ------   ------   ------
                           38.7%    35.9%    34.1%
                          ======   ======   ======

    The Company has available at December 31, 1996,
unused operating  loss  carryforwards of $0.4
million and  unused foreign  deficits  of  $2.2
million.   The operating  loss carryforwards will
expire in 2001.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

        During  1990, the Company sold one if its
subsidiaries to  a former employee at a sales price of
$500,000.  At  the end of 1993, the Company sold
another subsidiary to the same party  for  a sales
price of $692,000.  The total receivable outstanding
from  this related party totaled  $517,000  and
$591,000 at December 31, 1996 and 1995, respectively,
and is due over  a period of ten years from the date of
the  1993 sale. The long-term portion of this
receivable is included in Due  from  Related Parties,
and the current portion  is included   in  Accounts
Receivable-Claims  and Other. Collections on the total
receivable were $74,000 and $55,000 for the years
ended  December  31,  1996   and   1995, respectively.
Interest income on this receivable is earned at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter and amounted to $34,000, $38,000, and $46,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

     Since the Company's inception, the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and
Denegre has  been utilized for various legal services.
During 1992, a son of the President of the Company became a partner of the firm. The Company made payments to the firm totaling approximately $1,299,000, $1,301,000, and $1,525,000 for the years ending
December  31,  1996, 1995, and 1994, respectively.
Amounts due to the legal firm were $41,000 and $94,000 at December 31, 1996 and 1995, respectively, and were included in Accounts Payable and Accrued
Liabilities.

NOTE F - COMMITMENTS AND CONTINGENCIES

      During  1996, the Company purchased a LASH
vessel to provide  ocean  transportation services.  The
cost of the vessel  along  with necessary refurbishment
is expected  to approximate  $20,576,000 of which
$13,304,000 was paid as of December  31, 1996. The
remaining $7,272,000 is expected  to be  paid within
one year and is included in Accounts Payable and
Accrued Liabilities  at December  31,  1996.  A  major
portion of  these  costs will be funded  through  draws
of approximately $5,061,000 remaining on a long-term
loan with a commercial bank.
      In late 1996, the Company committed to the
refinancing in  early 1997 of a $3,375,000 medium-term,
commercial  bank loan at more favorable terms. The
current maturities of this loan to be refinanced as
long-term debt through the new loan amount to
$2,619,000.
      To  properly reflect the Company's current
liabilities at  December  31,  1996, the amounts  to
be refinanced  of $5,061,000  and $2,619,000
discussed above were reclassified as  long-term
liabilities and included in the  consolidated balance
sheet as Current Liabilities to be Refinanced.
   As  of  December 31, 1996, 23 vessels that the
Company owns or  operates  were under various  contracts
extending beyond 1996 and expiring at various dates
through 2024. In addition, the Company also operates
111 jumbo river barges, 15 towboats, and certain
terminal transfer equipment under a contract which
expires in 2004. Certain of these agreements also
contain  options to extend the contracts beyond their
minimum terms.
      The  Company  also maintains lines of credit
totaling $1,600,000 to cover standby letters of
credit for membership in various shipping
conferences.
     In  the  normal course of its operations, the
Company becomes  involved  in various litigation
matters including, among  other  things,  claims by
third parties for  alleged property  damages,
personal injuries,  and other  matters. While  the
Company believes it  has meritorious  defenses against
these claims, management  has  used  significant
estimates  in determining the Company's potential
exposure. Where appropriate, the Company has booked
reserves, included in  Reserves  and Deferred Credits:
Claims  and  Other,  to cover its potential exposure
and anticipated recoveries from insurance  companies,
included  in  Other  Assets.  It   is reasonably
possible that a change in the Company's estimate of its exposure could occur. Although it is difficult to predict the costs of ultimately resolving such issues, the Company does not expect such costs will have a material effect on the Company's financial position or results of operations.

NOTE G - LEASES

      In  1988  the  Company entered into  direct
financing leases of two foreign flag pure car carriers
expiring in the year  2000.   The schedule of future
minimum rentals to be received under these direct financing leases in effect at December 31, 1996, is as follows:


                                    Receivables Under
(All Amounts in Thousands)           Financing Leases
                                   --------------------
Year Ended December 31,
             1997                      $  4,972
             1998                         4,621
             1999                         4,265
             2000                         1,313
                                        --------
Total Minimum Lease Payments Receivable  15,171
Estimated Residual Values of
   Leased Properties                     18,000
Less Unearned Income                     (8,341)
                                        --------
Total Net Investment in
   Direct Financing Leases               24,830
   Current Portion                       (2,033)
                                        --------
Long-Term Net Investment in Direct
   Financing Leases
   at December 31, 1996                $ 22,797
                                       =========

<PAGE 20>

     The Company entered into sale-leaseback
agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years. The capital leases are included in Vessels, Property, and Other Equipment as follows:


                            December 31,    December31,
(All Amounts in Thousands)     1996            1995
                           --------------  -------------
LASH barges                  $  24,950      $  24,950
Less Accumulated Depreciation  (10,315)        (8,224)
                           --------------  -------------
            Total            $  14,635      $  16,726
                           ==============  =============

   The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1996:

                                    Payments Under
(All Amounts in Thousands)          Capital Leases
                                    --------------
Year Ended December 31,
             1997                   $   4,061
             1998                       4,450
             1999                       4,521
             2000                       4,528
             2001                       5,433
             Thereafter                 5,205
                                    ------------
                                       28,198
Less Amount Representing Interest      (8,575)
                                    ------------
Present Value of Future
   Minimum Payments
   (Based on a Weighted
   Average of 10.39%)               $  19,623
                                    ============


  The Company conducts certain of its operations from leased office facilities and uses certain data processing, transportation, and other equipment under operating leases expiring at various dates to 2003. Rent expense related to operating leases totaled approximately $2,375,000, $2,453,000, and
$2,503,000 for the years ended December 31, 1996, 1995, and 1994, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1996:

                                   Payments Under
(All Amounts in Thousands)        Operating Leases
                               ----------------------
Year Ended December 31,
             1997                    $    3,015
             1998                         2,040
             1999                           535
             2000                           508
             2001                           492
             Thereafter                     849
                               ---------------------
Total Future Minimum Payments       $     7,439
                               =====================


NOTE H - DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

      The Company defers certain costs related to the acquisition of vessel operating contracts, the cost of placing vessels in service, and the drydocking of vessels. The costs of vessel prepositioning are amortized over the applicable contract periods. Deferred drydocking costs are amortized over the period between drydockings
(generally two to five years). Financing charges are amortized over the life of the applicable debt involved. These deferred costs are all amortized based on a straight-line basis and are comprised of the following:



                                 December 31, December 31,
(All Amounts in Thousands)          1996         1995
                                 ------------ ------------
   Drydocking                       $ 26,102     $ 13,567
   Prepositioning                      8,199        4,826
   Financing Charges and Other         9,017        8,559
                                 ------------ ------------
                                    $ 43,318     $ 26,952
                                 ============ ============

    The acquired contract cost represents the portion of the purchase price paid for Waterman Steamship
Corporation applicable primarily to that company's maritime prepositioning ship contracts and operating differential subsidy agreements. The Company amortizes acquired contract costs using the straight-line method over the contracts' useful lives ranging from seven to twenty-one years from the acquisition date.

NOTE I - SIGNIFICANT OPERATIONS

      The Company has several medium to long-term contracts related to the operations of various vessels
(See Note F), from which revenues represent a significant amount of the Company's total revenue.
Revenues from the contracts  with the  United  States
Military Sealift Command  ("MSC")  were $69,605,000,
$75,086,000,  and $75,137,000  for  the  years ended
December  31,  1996, 1995,  and  1994,  respectively.
Additionally,  the  Company operates  four  U.S.  flag
LASH vessels on subsidized liner service on Trade Routes
18 and 17. Revenues, including ODS, from this operation were $132,824,000, $129,067,000, and
$137,021,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The  Company has operated two international flag
LASH vessels on a scheduled liner service between U.S. Gulf and East Coast ports and ports in Northern
Europe. During early 1997, an additional international flag LASH vessel was added to this service. Revenues from these operations were $61,259,000, $67,500,000, and $68,287,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

     A significant portion of the Company's traffic
receivables are due from contracts with MSC and
transportation of government sponsored cargo.  There
are no other  concentrations  of  receivables  from
customers or geographic   regions  that  exceed  10%
of stockholders' investment at December 31, 1996 or 1995.

      The Company has operations in several principal markets, including international service between the U.S. Gulf and East coast ports and ports in the Middle East, Far East, and northern Europe and domestic transportation and services along the Mississippi River and U.S. Gulf Coast.

<PAGE 21>

NOTE J - UNCONSOLIDATED ENTITIES

       As  of  December  31,  1994,  the  Company
held an approximate  9%  interest in Havtor AS,  a
publicly traded company  listed on the Oslo Stock
Exchange. In addition, shares which represented a
3.6% interest in Havtor AS were held  by  the
Company as collateral for a promissory note.  The
Company  also  held  a 14.2% interest  in  A/S Havtor
Management,  a  privately held Norwegian ship
management company affiliated with Havtor AS.  As of
December 31, 1994, the  Company held a  50% interest
in a  foreign  entity, Bulkowner's 1984, which was
formed to own and  operate two combination  dry
cargo/petroleum products,  PROBO vessels. The  Company
also  held  a  10%  interest  in  a   limited
partnership  with certain Norwegian interests  to
construct and own a Liquified Petroleum Gas carrier
which delivered in 1993.
      During  the first half of 1995, A/S Havtor
Management and  the  gas  carrier activities of
Kvaerner, an  unrelated Norwegian  company,  merged
into Havtor  AS. In  addition, Havtor  AS  agreed
to  acquire  other  vessels  and vessel interests,
including the 50% interest held by the Company in two
PROBO  vessels and the 10% interest held in a Liquified
Petroleum  Gas  carrier. Subsequent  to the  merger,
the Company's interest in Havtor AS approximated 6.4%.
       During  the  second  quarter  of  1995,  the
Company purchased  the Norwegian interest, A/S
Havfond, which  held the  promissory note which was
collateralized by shares of Havtor  AS.  The acquisition
was accounted for as a purchase and  results  for
A/S  Havfond have been included in the accompanying
consolidated financial statements  since  the date  of
acquisition.  After the acquisition, the Company's
interest  in  Havtor AS approximated 7.7%.  During
November 1995, the Company sold this 7.7% interest in
Havtor AS for approximately $48,000,000.  The sale
resulted in a before tax gain of approximately $17,000,000.
      During the first quarter of 1993, the Company
sold an 18.5%  direct  interest  in  A/S  Havtor  for
approximately $7,557,000,  of which $2,777,000 was
received  in  cash  and $4,780,000  was  received in
the form of a promissory  note. The transaction
reduced the Company's direct interest in A/S Havtor
to  14.8%  and resulted in an  after  tax  gain  of
approximately $900,000.  A provision for doubtful
accounts was recorded in 1993 to reflect the deferral of
the gain until  receipt  of  the proceeds from  the
promissory note originally scheduled to mature in mid-
1996.  In substitution for  the  A/S  Havtor  stock
held as collateral  under  this promissory  note,
shares in the publicly traded  Havtor  AS were
pledged during 1994 due to the aforementioned  merger.
These shares which represented a 3.6% interest in
Havtor AS, had  a  market value  of  approximately
$8,600,000  as  of December 31,1994.  The carrying
amount of the related  note receivable and the
accrued interest as of the same date was approximately
$5,500,000.  Due to the liquidity  and market value
of  these shares, deferral of the gain was no longer
necessary.  Therefore, during 1994 the related
allowance was reversed resulting in income after tax
of $900,000.
     At  December 31, 1994, the Company held a 50%
interest in Bulkowner's 1984 which was accounted for
under the equity method.   Following is a summary of the
unaudited  financial data of Bulkowner's 1984:



                              Twelve Months Ended
                                  October 31,
(All Amounts in Thousands)           1994

Gross Revenues                      $9,052
                                    ======

Gross Profit                        $4,132
                                    ======

Net Income                          $1,840
                                    ======

    During  1996,  the Company acquired the remaining
50% interest in Marco Shipping Company, (PTE.) Ltd.
("Marco"), a foreign entity which acts in an agent
capacity on behalf  of the  Company.    The
acquisition was  accounted  for  as  a purchase, and
the results of Marco, which were not material, have
been   included in the  accompanying   consolidated
financial statements since the date  of  acquisition.
The cost  of the acquisition has been allocated on the
basis of the  estimated fair market value of the
assets acquired and the  liabilities  assumed. This
allocation resulted   in goodwill  of approximately
$25,000 which is being  amortized over 10 years.
     Income of foreign unconsolidated entities is recorded net of applicable taxes of approximately
$201,000  and $32,000 in 1995 and 1994, respectively.
There was no income of foreign unconsolidated entities in 1996.

NOTE K - SUPPLEMENTAL CASH FLOW INFORMATION



                                        Year Ended December 31,
(All Amounts in Thousands)              1996     1995     1994
                                      -------- -------- --------
Non-Cash Investing and
Financing Activities:
   Accounts Payable to be Refinanced  $ 7,680  $19,030   $   -
Cash Payments:
   Interest Paid                       27,853   26,633  23,537
   Taxes Paid                          13,043    5,478   2,982


      The Company sold an interest in A/S Havtor in 1993 for $7,557,000 of which $2,777,000 was received in cash and $4,780,000 in the form of a promissory note which was included in Other Assets: Due from Related
Parties at December 31, 1994. During 1995 the Company purchased AS Havfond, the Norwegian interest which held this promissory note.

       For   purposes   of  the  accompanying
consolidated statements of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

      The  following methods and assumptions  were
used to estimate   the  fair  value  of  each  class
of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents and Marketable Securities
---------------------------------------------------
    The carrying amount approximates fair value for each of

<PAGE 22>

these   instruments.   The  Company  has   categorized
all marketable securities as available for sale.

Interest Rate Conversion Agreements
-----------------------------------
       The   Company  has  only  limited  involvement
with derivative financial instruments.  They are used
to manage well-defined interest rate risks and are not
used for trading  purposes.   During 1993, the  Company
entered into interest  rate  conversion agreements
with two commercial banks to reduce the possible impact
of higher rates in the long-term market by utilizing
potentially lower rates in the short-term market.  The
floating rate payor is the Company, and the commercial
banks are the fixed rate payors.   The floating and
fixed rates at December 31, 1995, were 5.875% and 4.72%,
respectively.  The  contract  amounts  totaled
$100,000,000 at December 31, 1995, and expired in
August of 1996.  The  Company  made payments under
these agreements totaling  $889,000  and  $1,265,000
during 1996 and 1995, respectively. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. The fair value of interest rate swaps is the estimated amount that the bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current market conditions and interest rates.

Foreign Currency Contracts
--------------------------
      The Company enters into forward exchange
contracts to hedge certain firm purchase and sale
commitments denominated in foreign currencies.  The
term of the currency derivatives is  rarely more than
one year.  The purpose of the Company's foreign
currency  hedging activities  is  to  protect  the
Company  from the risk that the eventual dollar cash
inflows or  outflows resulting from revenue
collections from foreign customers and  purchases
from foreign  suppliers  will be adversely  affected
by changes in exchange  rates. As of December  31,
1996,  the Company had entered into various forward
purchase  contracts for Singapore Dollars totaling
$1,914,000  U.S. Dollar equivalents to hedge against
future payments  due for drydocking cost of a LASH
vessel  and  for various  other  currencies totaling
$245,000  U.S.  Dollar equivalents  for  other future
payments. These   forward purchase contracts approximated
fair  market value at December 31, 1996.  As of
December 31, 1995, the Company had entered into
various  forward  purchase  contracts for
Singapore   Dollars   totaling   $23,316,000   U.S.
Dollar equivalents to hedge against future payments due to Singapore shipyards for conversion work on two float-on/float-off vessels. Gains or losses on forward exchange contracts which hedge exposures on firm foreign currency commitments are deferred and recognized as adjustments to the bases of those assets. As of December 31, 1996 and 1995, the Company was also a party to forward sales contracts in various currencies totaling
$1,927,000 and $515,000 U.S. Dollar equivalents, respectively, which approximated fair market value.
Gains and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

Long-Term Debt
--------------
   The fair value of the Company's debt is estimated based on quoted market prices for the publicly listed
Senior Notes and the current rates offered to the Company on other outstanding obligations.

Amounts Due from Related Parties
--------------------------------
       The   carrying  amount  of  these  notes
receivable approximated fair market value as of December 31, 1996 and 1995. Fair market value takes into consideration the current rates at which similar notes would be made and the market value of collateral underlying the notes.

Restricted Investments
----------------------
    The carrying amount of these investments, which were included in Other Assets, approximated fair market value as of December 31, 1996 and 1995, based upon current rates offered on similar instruments.
      The estimated fair values of the Company's financial instruments and derivatives are as follows (asset/(liability)):


                                December 31,           December 31,
                                    1996                  1995
                             ------------------  --------------------
                              Carrying     Fair    Carrying      Fair
(All Amounts in Thousands)     Amount     Value     Amount      Value
                             ------------------  --------------------
Interest Rate
   Conversion Agreements             -          -          - $     (552)
Forward Purchase Contracts           -          -          -         54
Long-Term Debt               $(332,904) $(332,049) $(310,657) ( 315,929)


      Disclosure of the fair value of all balance sheet classifications, including but not limited to certain vessels, property, plant and equipment, direct financing leases, or intangible assets which may have a fair value in excess of historical cost, is not required. Therefore, this disclosure does not purport to represent the fair value of the Company.

NOTE M - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 Detailed below are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.



                           December 31,  December 31,
(All Amounts in Thousands)    1996          1995
                           ------------  ------------
Trade Accounts Payable       $ 14,945      $ 11,278
Accrued Salaries and Benefits   2,683         3,509
Accrued Voyage Expenses        34,200        27,571
Accrued Interest                8,590        10,666
Accrued Vessel Costs            7,272        24,457
                           ------------  ------------
                             $ 67,690      $ 77,481
                           ============  ============


<PAGE 23>

NOTE N-QUARTERLY FINANCIAL INFORMATION - (Unaudited)



                                          Quarter Ended
                           -----------------------------------------
                            March 31   June 30   Sept. 30    Dec. 31
                           ---------- --------- ----------  ---------
                        (All amounts in thousands except per share data)
------------------------------------------------------------------------
1996    Revenue             $ 95,235   $ 97,775  $ 90,418    $ 95,499
        Expense               78,088     80,316    73,655      79,920
        Gross Voyage Profit   17,147     17,459    16,763      15,579
        Income Before
           Extraordinary Item  2,248      2,685     2,053       1,650
        Extraordinary Item         -          -         -        (813)
        Net Income             2,248      2,685     2,053         837
        Earnings per
           Common and Common
           Equivalent Share:
              Primary:
              Income Before
                 Extraordinary
                 Item           0.34      0.40      0.31        0.24
              Extraordinary
                 Item              -         -         -       (0.12)
              Net Income        0.34      0.40      0.31        0.12
-----------------------------------------------------------------------
1995    Revenue             $ 83,302  $ 84,844  $ 84,108   $  89,535
        Expense               68,332    69,780    68,533      70,608
        Gross Voyage Profit   14,970    15,064    15,575      18,927
        Net Income             2,086     2,020     2,029      14,845
        Earnings per
           Common and Common
           Equivalent Share:
              Primary:
              Net Income        0.31*     0.30*     0.30*      2.23
--------------------------------------------------------------------
1994    Revenue             $ 83,361  $ 89,148  $ 81,568   $ 88,256
        Expense               68,295    74,658    64,792     69,273
        Gross Voyage Profit   15,066    14,490    16,776     18,983
        Net Income             2,447     3,391     3,498      3,715
        Earnings per
           Common and Common
           Equivalent Share:
              Primary:
              Net Income        0.37*     0.51*    0.52*      0.55*
--------------------------------------------------------------------

[FN]

* Restated for November 17, 1995, stock dividend of twenty-five percent for each one share of common stock outstanding.


COMMON STOCK PRICES AND DIVIDENDS
FOR EACH QUARTERLY PERIOD OF 1995 AND 1996
(Source:  New York Stock Exchange)


                                                   Cash
                                                 Dividends
    1995          High             Low             Paid
__________      ________         ________        _________
1st Quarter     16 1/2*          15 3/8*         .04/Share*
2nd Quarter     17 1/4*          16*             .04/Share*
3rd Quarter     20 1/8*          16 5/8*         .04/Share*
4th Quarter     21 3/4*          18 7/8*         .0625/Share


                                                    Cash
                                                  Dividends
    1996          High             Low              Paid
___________     ________         ________        ___________
1st Quarter     20 3/4           18 7/8          .0625/Share
2nd Quarter     19 3/8           16 3/8          .0625/Share
3rd Quarter     19 5/8           17 1/2          .0625/Share
4th Quarter     19               16 7/8          .0625/Share


[FN]
<FN1>
Approximate Number of Common Stockholders of Record at
March 1, 1997- 900
<FN2>
*Restated for November 17, 1995, stock dividend of twenty five percent for each one share of common stock outstanding.

<PAGE 24>

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders of International Shipholding Corporation:

    We  have audited the accompanying consolidated
balance sheets  of International Shipholding
Corporation (a Delaware corporation) and subsidiaries
(the Company) as of  December 31,  1996  and 1995, and
the related consolidated statements of  income,
changes  in stockholders' investment  and  cash flows
for  each  of the three years in  the  period  ended
December  31, 1996.   These financial  statements  are
the responsibility of the Company's management. Our
responsibility  is to express an opinion on
these financial statements based on our audits.
     We  conducted our audits in accordance with
generally accepted  auditing standards.  Those
standards require  that we plan and perform the audit
to obtain reasonable assurance about  whether the
financial statements are free of material
misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts  and
disclosures  in  the financial statements.  An audit
also includes assessing the accounting principles
used and significant estimates made by management,
as  well  as evaluating the  overall financial
statement presentation.  We believe that our audits
provide a reasonable basis for our opinion.
      In  our opinion, the financial statements
referred to above   present  fairly,  in  all
material respects, the financial position of International Shipholding Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1996 in conformity with generally accepted accounting principles.

New Orleans, Louisiana
January 10, 1997

/S/ ARTHUR ANDERSEN LLP