Form 10-K405, Exhibit 13
period 1997-12-31
INTERNATIONAL SHIPHOLDING CORP
filed 1998-03-27
CIK 278041

EXHIBIT 13

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

      This summary should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

(All Amounts in Thousands Except Share and Per Share Data)

                                                                                   Year Ended December 31,
                                                        1997              1996             1995            1994             1993
                                                     ----------       -----------        ---------       ---------       ----------
INCOME STATEMENT DATA:
Revenues .....................................       $  391,056       $   378,927       $  341,789      $  342,333       $  341,651

Gross Voyage Profits .........................       $   55,403       $    66,948       $   64,536      $   65,315       $   64,318

Operating Income .............................       $   29,949       $    40,692       $   37,921      $   37,861       $   36,486

Income Before Extraordinary
  Item .......................................       $    2,155       $     8,636       $   20,980      $   13,051       $    7,645

Extraordinary Item ...........................             --         $      (813)            --              --             (1,716)
Net Income ...................................       $    2,155       $     7,823       $   20,980      $   13,051       $    5,929
Basic and Diluted Earnings
Per Common and Common
  Equivalent Share(1)(2):
    Before Extraordinary Item ................       $     0.32       $      1.29       $     3.14      $     1.95       $     1.03
    Extraordinary Item .......................             --         $     (0.12)            --              --              (0.27)
    Net Income ...............................       $     0.32       $      1.17       $     3.14      $     1.95       $     0.76

BALANCE SHEET DATA:
Working Capital ..............................       $   39,961       $    26,928       $   13,407      $   16,819       $   17,649
Total Assets .................................       $  618,204       $   661,596       $  647,580      $  547,091       $  531,372
Long -Term Debt (including
  Capital Lease Obligations and
  Current Liabilities to be
  Refinanced) ................................       $  309,340       $   324,756       $  308,525      $  251,944       $  240,472
Common Stockholders'
  Investment .................................       $  172,805       $   172,407       $  166,261      $  146,316       $  134,497

OTHER DATA:
EBITDA(3) ....................................       $   91,657       $    94,929       $   81,877      $   79,482       $   81,166
Cash Dividends Per Common
  Share (1) ..................................       $     0.25       $      0.25       $   0.1825      $     0.16       $     0.16
Weighted Average of Common and
  Common Equivalent Shares(1)(2) .............        6,682,887         6,682,887        6,682,887       6,682,887        6,359,711

(1) All share and per share data for the years ended December 31, 1994, and 1993 have been restated for the November 17, 1995, twenty-five percent stock dividend.

(2) Basic earnings per share and basic weighted average common and common equivalent shares were the same as diluted earnings per share and diluted weighted average common equivalent shares, respectively, for the years ended December 31, 1997, 1996, 1995, and 1994. Diluted weighted average common and common equivalent shares were 6,525,259 for the year ended December 31, 1993. Diluted earnings per share for the year ended December 31, 1993, was $1.01 for income before extraordinary item, $(0.26) for the extraordinary item, and $0.75 for net income.

(3) EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), as presented above, represents income before provision for income taxes and extraordinary items plus depreciation, amortization of deferred charges and acquired contract costs, interest expense, and gains (losses) on sales of property and investments. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows which is a better measure of liquidity.

                    INTERNATIONAL SHIPHOLDING CORPORATION

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements made in this report or elsewhere by, or on behalf of, the Company that are not based on historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and as such may involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results to be materially different from the anticipated future results expressed in or implied by such forward-looking statements. Such forward-looking statements may include, without limitation, statements with respect to the Company's anticipated future performance, financial position and liquidity, growth opportunities, business and competitive outlook, demand for services, business strategies, and other similar statements of expectations or objectives that are highlighted by words such as "expects," "anticipates," "intends," "plans," "believes," "projects," "seeks," "should," and "may," and variations thereof and similar expressions.

      Important factors that could cause the actual results of the Company to differ materially from the Company's expectations may include, without limitation, the Company's ability to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques; (ii) secure financing on satisfactory terms to acquire, modify, or construct vessels if such financing is necessary to service the potential needs of current or future customers; (iii) obtain new contracts or renew existing contracts which would employ certain of its vessels or other assets upon the expiration of contracts currently in place; (iv) manage the amount and rate of growth of its general and administrative expenses and costs associated with crewing certain of its vessels; (v) and to manage its growth in terms of implementing internal controls and information systems and hiring or retaining key personnel, among other things.

      Other factors include (vi) changes in cargo rates and fuel prices which could increase or decrease the Company's gross voyage profit from its liner services; (vii) the rate at which competitors add or scrap vessels from the markets in which the Company operates; (viii) changes in interest rates which could increase or decrease the amount of interest the Company incurs on borrowings with variable rates of interest; (ix) the impact on the Company's financial statements of nonrecurring accounting charges that may result from the Company's ongoing evaluation of business strategies, asset valuations, and organizational structures; (x) changes in accounting policies and practices adopted voluntarily or as required by generally accepted accounting principles;
(xi) changes in laws and regulations such as those related to government assistance programs and tax rates, among other things; (xii) unanticipated outcomes of current or possible future legal proceedings; (xiii) and other economic, competitive, governmental, and technological factors which may affect the Company's operations.

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

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

      GROSS VOYAGE PROFIT. Gross voyage profit decreased 17.2% to $55.4 Million in 1997 as compared to $66.9 Million in 1996. The primary reasons for this decline were lower profitability from operating a three-vessel transatlantic liner service in lieu of a two-vessel service, the reduction of subsidy payments, and expensing of certain previously deferred costs related to the Company's decision to forego development of a new service as discussed later in this section.

      In the first quarter of 1997, the Company added a newly-acquired and refurbished LASH vessel, the "ATLANTIC FOREST," to its transatlantic liner service with the objective of phasing out one of the older vessels in that service. To take advantage of the opportunity to acquire a LASH vessel, which might not have been available at a later date, the Company purchased the "ATLANTIC FOREST" and placed it in service earlier than the optimal time. Although there was an overlap of service with the two other vessels, putting her in service in 1997 enabled the Company to shake down the new vessel before retiring the old vessel. However, the Company was unable to economically fill the additional cargo space of the three vessels primarily due to a strengthened U.S. dollar, which contributed to a decline in U.S. exports and softened demand for shipping services. This situation contributed to a lower gross voyage profit from this service for 1997 as compared to 1996. The "ACADIA FOREST" is now scheduled to be retired from the service in the first quarter of 1998, thereby returning the service to a two-vessel operation. The Company believes that this service should return to profitability levels historically experienced with a two-vessel operation.

      The Company's Operating Differential Subsidy ("ODS") agreements for its four LASH vessels employed in its liner service between ports on the U.S. Gulf/U.S. Atlantic Coast and South Asia expired for each of the vessels during the first and second quarters of 1997. Upon the expiration of the ODS agreements, these vessels and the Company's two U.S. Flag Pure Car Carriers began participation in the Maritime Security Program ("MSP") which provides for subsidy payments of approximately $2.1 Million per vessel per year as compared to approximately $5.8 Million per vessel per year under the ODS agreements. As a result, subsidy payments were approximately $10 Million less for 1997 as compared to 1996. This loss of revenue was substantially offset by the Company's cost reduction programs that reduced shipboard and shoreside expenses. Going forward, the Company believes that it will be able to further offset the loss of subsidy payments with additional cost reduction programs and increased revenue that may be derived from the operating flexibility permitted under the new subsidy program.

      The Company's gross voyage profit was also negatively affected when the Company decided to forego development of a new LASH service between the U.S. Gulf and Brazil. During the second quarter of 1997, previously deferred costs of approximately $1.3 Million were charged to operating expense for termination costs and the repositioning of equipment related to this service.

      Scheduled charterhire rate reductions effective January 1, 1997, for the Company's three Roll-On/Roll-Off ("RO/RO") vessels employed in the Military Sealift Command's ("MSC") military prepositioning program, and the renewal in mid-1997 of the MSC contract for the time charter of one of the Company's LASH vessels at lower charterhire rates further contributed to the decrease in gross voyage profit during this period.

      Additionally, gross voyage profit from the Company's long-term contract to provide transportation services to a major mining company in Indonesia was lower in 1997 as compared to 1996 due to a decrease in the amount of tonnage carried partially offset by higher freight rates.

      Decreases in the Company's gross voyage profit for 1997 as compared to 1996 were partially offset by increased gross voyage profit from two of the Company's LASH vessels operating under contracts with the MSC which were renewed at increased charterhire rates in mid-1996.

      Vessel and barge depreciation increased 6.1% to $34.6 Million during 1997 as compared to $32.6 Million in 1996 due to the commencement of operations of the Company's U.S. Flag Coal Carrier, "ENERGY ENTERPRISE"; a container/breakbulk vessel, "JAVA SEA"; and the "ATLANTIC FOREST" in February of 1996, September of 1996, and January of 1997, respectively. These increases were partially offset by a decrease resulting from the sale, in mid-1996, of the Company's semi-submersible barge, the "CAPS EXPRESS."

      Eighteen of the Company's vessels are currently operated under medium to long-term contracts. Nine of these vessels are chartered to the MSC including three RO/RO vessels, four LASH vessels, and two Ice-Strengthened Multi-Purpose vessels. The RO/RO's are employed in the MSC's military prepositioning program under contracts that are fixed through 2009 and 2010. The MSC contracts for the charter of two of the Company's LASH vessels were renewed in mid-1996 for seventeen months each with two seventeen month option periods extending through 2000. A third LASH vessel began operating in mid-1997 under a renewed seventeen month contract with two seventeen month option periods expiring in 2001. The fourth LASH vessel chartered to the MSC is operating under a contract which ends in 1999. One of the two Ice-Strengthened Multi-Purpose vessels is being used by the MSC to resupply Pacific rim military bases and to supply scientific projects in the Arctic and Antarctic. The contract for the charter of this vessel expired in January of 1998, and the vessel is currently operating under a short-term extension while the contract renewal is being negotiated. The Company's other Ice-Strengthened Multi-Purpose vessel is chartered to the MSC under a seventeen-month contract with two seventeen-month option periods expiring in 2000 and is stationed in the Indian Ocean loaded with components for a U.S.
Navy field hospital.

      The Company's two Float-On/Float-Off Special Purpose Vessels ("SPV's"), along with one container/breakbulk vessel, are operated under a long-term contract that extends through 2000 with seven three year renewal options.

      Additionally, the Company's four Pure Car Carriers are time chartered to major automobile manufacturers through April of 1998, March and June of 2000, and November of 2003.

      In its domestic services, the Company's Molten Sulphur Carrier is operated under a contract of affreightment that extends through 2009 with renewal options through 2024, and its U.S. Flag Coal Carrier is time chartered through 2010.

      OTHER INCOME AND EXPENSES. In a continuing effort to decrease overhead expenses, the Company effected a small reduction in office personnel during the first quarter of 1997. Along with the Company's ongoing cost reduction programs, the savings from the reduction in office personnel, partially offset by resulting severance payments, was the primary reason for the decrease in administrative and general expenses from $26.3 Million in 1996 to $25.5 Million in 1997.

      Interest expense decreased slightly from $28.5 Million in 1996 to $27.7 Million in 1997 primarily resulting from regularly scheduled payments on outstanding debt, the expiration in 1996 of an interest rate swap agreement on which the Company had incurred interest, and the early repayment of $9.5 Million of long-term debt at the end of the first quarter of 1996. These decreases were partially offset by increases resulting from interest incurred on the financing of the "ATLANTIC FOREST," higher outstanding balances drawn on lines of credit, additional draws on the long-term financing of the SPV's, and the financing of the "JAVA SEA."

      The average balance of invested funds was lower in 1997 as compared to 1996 resulting in a decrease in investment income from $1.9 Million in 1996 to $1.5 Million in 1997.

      INCOME TAXES. The Company provided $1.3 Million and $4.8 Million for Federal income taxes at the statutory rate of 35% for 1997 and 1996, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

      GROSS VOYAGE PROFIT. Gross voyage profit increased 3.7% to $66.9 Million in 1996 as compared to $64.5 Million in 1995. Gross voyage profit was favorably impacted by the commencement, in February of 1996, of operations of the "ENERGY ENTERPRISE," a U.S. Flag Coal Carrier under contract to a major U.S. utility, and the full commencement of operations, in early 1996, of two SPV's under contract to provide transportation services to a major mining company in Indonesia. Improved freight rates for the Company's LASH vessels employed in liner service between ports on the U. S. Gulf/U. S. Atlantic Coast and South Asia (Trade Routes 18 and 17) and increased charterhire rates for two of the Company's LASH vessels under contract with the MSC also positively impacted gross voyage profit.

      These increases in gross voyage profit were partially offset by increased fuel prices, which impacted the Company's liner services, lower charterhire rates on the Company's Cape-Size Bulk Carrier, and the redelivery of one of the Company's vessels at the end of its MSC contract in late 1995. This vessel was operated in the spot market until it began operating under a new contract with the MSC in the third quarter of 1997.

      Additionally, the Company's fleet experienced more out of service days in 1996 than in 1995 primarily due to regularly scheduled drydockings, shipyard work required to prepare two LASH vessels for their contract with the MSC, and a propeller shaft accident sustained by one of the vessels operating in the Waterman service which required an unscheduled drydock of approximately two months duration. This vessel has been fully repaired and returned to service about mid-July. Results of the Company's insurance subsidiary were also negatively impacted by this accident.

      Vessel and barge depreciation increased to $32.6 Million during 1996 as compared to $24.7 Million in 1995 primarily due to the addition of "ENERGY ENTERPRISE" and the two SPV's and related barges.

      OTHER INCOME AND EXPENSES. Administrative and general expenses decreased slightly to $26.3 Million during 1996 as compared to $26.6 Million in 1995 stemming from a continuing cost reduction program.

      Interest expense increased 11.6% to $28.5 Million in 1996 as compared to $25.6 Million in 1995 primarily due to interest incurred on the financing of the "ENERGY ENTERPRISE" and the two SPV's and related barges. These increases were partially offset by reductions resulting from regularly scheduled payments on other outstanding debt.

      Investment income decreased from $2.7 Million in 1995 to $1.9 Million in 1996 reflecting reductions in interest rates and the average balance of invested funds.

      INCOME TAXES. The Company provided $4.8 Million and $11.4 Million for Federal income taxes at the statutory rate of 35% for 1996 and 1995, respectively. Income of unconsolidated entities is shown net of applicable taxes.

      EXTRORDINARY LOSS ON THE EARLY EXTINGUISHMENT OF DEBT. During 1996, the Company recognized an extraordinary loss of $0.8 Million, net of taxes, resulting from a makewhole premium required when the Company refinanced Notes in the fourth quarter to reduce interest costs.


LIQUIDITY AND CAPITAL  RESOURCES

      The following discussion should be read in conjunction with the more detailed Consolidated Balance Sheets and Consolidated Statements of Cash Flows included elsewhere herein as part of the Company's Consolidated
Financial Statements.

      The Company's working capital increased from $26.9 Million at December 31, 1996, to $40 Million at December 31, 1997, after provision for current maturities of long-term debt and capital lease obligations of $15.9 Million, net of current maturities to be refinanced of $22.5 Million. Cash and cash equivalents decreased during 1997 by $11 Million to a total of $32 Million, because cash used for investing and financing activities of $46.2 Million and $29.0 Million, respectively, substantially exceeded operating cash flows of $64.2 Million. Cash used for investing activities decreased in 1997, because proceeds from the issuance of debt were $90.1 Million as compared to $147.5 Million in 1996.

      The major sources of cash flows from operating activities of $64.2 Million were collections on accounts receivable and net income, adjusted for noncash provisions such as depreciation, amortization, and adjustments to self-retention insurance reserves. These sources of cash were partially offset by decreases in accrued liabilities resulting primarily from payment of amounts accrued at December 31, 1996, for vessel refurbishment costs related to the "ATLANTIC FOREST" and for interest on long-term debt.

      Net cash used for investing activities of $46.2 Million included $4.1 Million for the purchase of a LASH vessel built in 1987, the "WILLOW," and capital improvements on the following: the "ENERGY ENTERPRISE"; the "ATLANTIC FOREST" and associated LASH barges; and one of the LASH vessels operating in the Waterman liner service which amounted to $6.1 Million, $5.4 Million, and $1.8 Million, respectively. Other uses of cash included the addition of $18.3 Million for drydocking charges, which were charged to deferred charges on the Company's balance sheet, and $8.0 Million invested in short-term marketable securities.

      Net cash used for financing activities amounted to $29 Million. Proceeds from the issuance of debt obligations of $90.1 Million included $72.5 Million drawn under the Company's lines of credit, of which $22 Million was outstanding at December 31, 1997, $6.5 Million from the refinancing of balloon notes due on certain of the Company's debt in early 1997, $6.1 Million associated with the refurbishment of the "ATLANTIC FOREST" and associated LASH barges, and $5 Million borrowed in early third quarter for general corporate purposes. Cash used for financing activities included $80.5 Million to repay amounts that were drawn under lines of credit in late 1996 and during 1997, $36.7 Million for regularly scheduled payments on other outstanding debt and capital lease obligations, and $1.7 Million for common stock dividend payments.

      In the third quarter of 1988, the Board of Directors declared a quarterly dividend of $.05 per share ($.04 per share after giving effect to the November 17, 1995, twenty-five percent stock split) and continued quarterly dividends in the same amount for each quarterly period through the third quarter of 1995. The Board increased the dividend to $.0625 per share in the fourth quarter of 1995 and has continued quarterly dividends in the same amount for each quarterly period through the fourth quarter of 1997. The Board has expressed its intent to continue to declare similar quarterly dividends in the future, subject to the ability of the Company's operating subsidiaries to continue to achieve satisfactory earnings. Dividends on common stock during 1997 amounted to approximately $1.7 Million.

      Management believes that normal operations will provide sufficient working capital and cash flows to meet debt service and dividend requirements during the foreseeable future.

      To meet short-term requirements when fluctuations occurred in working capital, at December 31, 1997, the Company had available three revolving credit facilities totaling $35 Million. Draws against these facilities totaled $22 Million at December 31, 1997, all of which was repaid in January of 1998. The Company entered into a new revolving credit facility early in the first quarter of 1998 for $25 Million that replaced the three aforementioned facilities.

      The Company has not been notified that it is a potentially responsible party in connection with any environmental matters.

      $110 MILLION 7 3/4% SENIOR NOTES DUE 2007. On January 22, 1998, the Company issued a new series of $110 Million aggregate principal amount 7 3/4% Senior Notes due 2007 (the "Notes"). The Company used the net proceeds from these Notes to repay certain amortizing indebtedness of its subsidiaries during the first quarter of 1998. The Company expects to report an extraordinary charge to earnings on the early extinguishment of debt for the first quarter of 1998 of approximately $1.1 Million, net of taxes, for the write-off of unamortized costs on the retired indebtedness and a make-whole premium on one of the loans to be repaid.

      PURCHASE OF VESSELS AND BARGES. As discussed previously, in June of 1997, the Company acquired a 1987-built 41,000 ton LASH vessel renamed the "WILLOW." In January of 1998, the Company acquired her sistership the "HICKORY," a 1989-built 41,000 ton vessel. These vessels are intended as replacements for older LASH vessels in the Company's fleet and will be used temporarily to perform auxiliary service for the Company's Waterman liner service. These vessels are candidates for conversion to meet the highest operating standards before being deployed in the Company's LASH fleet.

      Also in January of 1998, the Company acquired 82 LASH barges that will replace other LASH barges in its fleet as they complete their useful lives.

      Furthermore, the Company acquired two Special Purpose Barges in January of 1998. These two barges have been placed into service in the Company's Indonesian operations which provide transportation services to a major mining company.

      These purchases were primarily financed through draws on the Company's revolving credit facility.

      YEAR 2000 COMPLIANCE. The Company uses a significant number of computer systems, including applications used in sales, shipping, communications, finance, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret calendar year 2000 and subsequent years, some level of modification or replacement of such applications will be necessary. The Company has reviewed all of its systems in order to verify that they are "year 2000 compliant" and has concluded that they are, with limited exceptions that will require only minor modification. Accordingly, management does not expect year 2000 compliance costs to have a material adverse effect on the Company. No assurance can be given, however, that all of the Company's systems will be year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve full year 2000 compliance will not have a material adverse effect on the Company. Additionally, the Company could be adversely affected by the failure of one or more of its customers, lenders, suppliers, or other organizations with which it conducts business to become fully year 2000 compliant.

      NEW ACCOUNTING PRONOUNCEMENTS. During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 128, which is effective for reporting periods ending after December 15, 1997, has been adopted by the Company, and the impact on the Company's earnings per share was not material. SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company has chosen early adoption of SFAS No. 130, and all required disclosures are presented in the Company's consolidated financial statements included herein. The company plans to adopt SFAS No. 131 in 1998 and to include the required disclosures in its March 31, 1998, interim financial statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                Year Ended December 31,
                                             1997         1996        1995
                                         -----------  ----------  -----------
Revenues                                 $   375,515  $  353,346  $   319,084
Subsidy Revenue                               15,541      25,581       22,705
                                         -----------  ----------  -----------
                                             391,056     378,927      341,789
                                         -----------  ----------  -----------
Operating Expenses:
         Voyage Expenses                     301,084     279,395      252,506
         Vessel and Barge Depreciation        34,569      32,584       24,747
                                         -----------  ----------  -----------
              Gross Voyage Profit             55,403      66,948       64,536
                                         -----------  ----------  -----------
Administrative and General Expenses           25,454      26,256       26,615
                                         -----------  ----------  -----------
         Operating Income                     29,949      40,692       37,921
                                         -----------  ----------  -----------
Interest:
         Interest Expense                     27,654      28,528       25,561
         Investment Income                  (1,458)     (1,935)      (2,676)
                                         -----------  ----------  -----------
                                              26,196      26,593       22,885
                                         -----------  ----------  -----------
Gain on Sale of Investments                       -           -        17,409
                                         -----------  ----------  -----------
Equity in Net Income of Unconsolidated
  Entities (Net of Applicable Taxes)              -           -           331
                                         -----------  ----------  -----------
Income Before Provision (Benefit) for
  Income Taxes and Extraordinary Item          3,753      14,099       32,776
                                         -----------  ----------  -----------
Provision (Benefit) for Income Taxes:
         Current                               3,119       3,246       11,296
         Deferred                           (1,773)        1,533          94
         State                                   252         684          406
                                         -----------  ----------  -----------
                                               1,598       5,463       11,796
                                         -----------  ----------  -----------
Income Before Extraordinary Item         $     2,155  $    8,636  $    20,980
                                         -----------  ----------  -----------
Extraordinary Loss on Early
  Extinguishment of Debt (Net of
  Income Tax Benefit of $437)                     -         (813)          -
                                         -----------  ----------  -----------
Net Income                               $     2,155  $    7,823  $    20,980
                                         ===========  ==========  ===========
Basic and Diluted Earnings Per Share:

         Income Before Extraordinary
           Loss                          $      0.32  $     1.29  $      3.14

         Extraordinary Loss                       -      (0.12)            -
                                         ===========  ==========  ===========
         Net Income                      $      0.32  $     1.17  $      3.14
                                         ===========  ==========  ===========

            The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS
(ALL AMOUNTS IN THOUSANDS)                        DECEMBER 31,    December 31,
                                                      1997            1996
                                                 ---------------  -------------

Current Assets:
         Cash and Cash Equivalents               $       32,002   $      43,020
         Marketable Securities                           10,758           2,727
         Accounts Receivable, Net of Allowance
           for Doubtful Accounts of $208
           and $256 in 1997 and 1996,
           Respectively:
                        Traffic                          35,442          42,404
                        Agents'                           7,128          10,343
                        Claims and Other                  3,031           3,048
         Federal Income Taxes Receivable                     43           1,366
         Net Investment in Direct Financing
           Leases                                         1,913           2,033
         Other Current Assets                             4,187           6,216
         Material and Supplies Inventory, at Cost        13,296          12,043
                                                   ------------     -----------
Total Current Assets                                    107,800         123,200
                                                   ------------     -----------
Marketable Equity Securities                                582              -
                                                   ------------     -----------
Net Investment in Direct Financing Leases                20,552          22,797
                                                   ------------     -----------
Vessels, Property, and Other Equipment, at Cost:
         Vessels and Barges                             689,856         676,267
         Other Marine Equipment                           7,590           7,500
         Terminal Facilities                             18,377          18,535
         Land                                             2,317           2,317
         Furniture and Equipment                         16,853          17,401
                                                   ------------     -----------
                                                        734,993         722,020
Less -  Accumulated Depreciation                       (311,557)       (276,222)
                                                   ------------     -----------
                                                        423,436         445,798
                                                   ------------     -----------
Other Assets:
        Deferred Charges, Net of Accumulated
          Amortization of $53,913 and $41,446
          in 1997 and 1996, Respectively                 38,960          43,318
        Acquired Contract Costs, Net of
          Accumulated Amortization of $12,699
          and $18,706 in 1997 and 1996,
          Respectively                                   17,826          19,523
        Due from Related Parties                            369             443
        Other                                             8,679           6,517
                                                   ------------     -----------
                                                         65,834          69,801
                                                   ------------     -----------
                                                 $      618,204   $     661,596
                                                 ==============   =============

        The accompanying notes are an integral part of these statements.

                  INTERNATIONAL SHIPHOLDING CORPORATION
                        CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' INVESTMENT
(ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)      DECEMBER 31,    December 31,
                                                      1997            1996
                                                 ---------------  -------------
Current Liabilities:
         Current Maturities of Long-Term Debt    $       35,865   $      33,470
         Current Maturities of Capital Lease
           Obligations                                    2,579           1,981
         Accounts Payable and Accrued Liabilities        51,735          67,690
         Current Deferred Income Tax Liability              171             811
         Current Liabilities to be Refinanced         (22,511)         (7,680)
                                                   ------------     -----------
Total Current Liabilities                                67,839          96,272
                                                   ------------     -----------
Current Liabilities to be Refinanced                     22,511           7,680
                                                   ------------     -----------
Billings in Excess of Income Earned and Expenses
  Incurred                                                5,903           8,635
                                                   ------------     -----------
Long-Term Capital Lease Obligations, Less
  Current Maturities                                     14,994          17,642
                                                   ------------     -----------
Long-Term Debt, Less Current Maturities                 271,835         299,434
                                                   ------------     -----------
Reserves and Deferred Credits:
         Deferred Income Taxes                           39,494          40,673
         Claims and Other                                22,823          18,853
                                                   ------------     -----------
                                                         62,317          59,526
                                                   ------------     -----------
Commitments and Contingent Liabilities

Stockholders' Investment:
         Common Stock, $1.00 Par Value,
           10,000,000 Shares Authorized,
           6,756,330 Shares Issued at
           December 31, 1997 and 1996                     6,756           6,756
         Additional Paid-In Capital                      54,450          54,450
         Retained Earnings                              112,794         112,310
         Less - 73,443 Shares of Common Stock in
           Treasury, at Cost, at December 31,
           1997 and 1996                                 (1,133)         (1,133)
         Accumulated Other Comprehensive (Loss)
           Income                                           (62)             24
                                                   ------------     -----------
                                                        172,805         172,407
                                                   ------------     -----------
                                                 $      618,204   $     661,596
                                                 ==============   =============

        The accompanying notes are an integral part of these statements.

                    INTERNATIONAL SHIPHOLDING CORPORATION
        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT

                                                                                                           Accumulated
(ALL AMOUNTS IN THOUSANDS)                                        Additional                                  Other
                                                      Common       Paid-In      Retained       Treasury   Comprehensive
                                                       Stock       Capital      Earnings         Stock     Income (Loss)    Total
                                                      -------      -------      ---------      --------   --------------  ---------
Balance at December 31, 1994                          $ 5,405      $54,450      $  87,757       ($1,133)      ($163)      $ 146,316

Comprehensive Income:
    Net Income for Year
      Ended December 31, 1995                            --           --           20,980          --          --            20,980

    Other Comprehensive Income:
      Unrealized Holding Gain on
        Marketable Securities,
        Net of Deferred Taxes of $104                    --           --             --            --           193             193

Total Comprehensive Income                                                                                                   21,173

Cash Dividends                                           --           --           (1,228)         --          --            (1,228)

25% Stock Dividend                                      1,351         --           (1,351)         --          --              --
                                                      -------      -------      ---------       -------       -----       ---------
Balance at December 31, 1995                          $ 6,756      $54,450      $ 106,158       ($1,133)      $  30       $ 166,261
                                                      =======      =======      =========       =======       =====       =========
Comprehensive Income:

   Net Income for Year Ended

      December 31, 1996                                  --           --            7,823          --          --             7,823

    Other Comprehensive Income:
      Unrealized Holding Loss on
        Marketable Securities,
        Net of Deferred Taxes of ($3)                    --           --             --            --            (6)             (6)
                                                                                                                          ---------
Total Comprehensive Income                                                                                                    7,817

Cash Dividends                                           --           --           (1,671)         --          --            (1,671)
                                                      -------      -------      ---------       -------       -----       ---------
Balance at December 31, 1996                          $ 6,756      $54,450      $ 112,310       ($1,133)      $  24       $ 172,407
                                                      =======      =======      =========       =======       =====       =========
COMPREHENSIVE INCOME:

  NET INCOME FOR YEAR ENDED
      DECEMBER 31, 1997                                  --           --            2,155          --          --             2,155

   OTHER COMPREHENSIVE INCOME:
    UNREALIZED HOLDING LOSS ON
      MARKETABLE SECURITIES,
      NET OF DEFERRED TAXES OF ($46)                     --           --             --            --           (86)            (86)
                                                                                                                          ---------
TOTAL COMPREHENSIVE INCOME                                                                                                    2,069

CASH DIVIDENDS                                           --           --           (1,671)         --          --            (1,671)
                                                                   -------      ---------       -------       -----       ---------
BALANCE AT DECEMBER 31, 1997                          $ 6,756      $54,450      $ 112,794       ($1,133)      ($ 62)      $ 172,805
                                                      =======      =======      =========       =======       =====       =========

        The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(ALL AMOUNTS IN THOUSANDS)

                                                                                                Year Ended December 31,
                                                                                      1997               1996               1995
                                                                                    ---------          ---------          ---------
Cash Flows from Operating Activities:
    Net Income                                                                      $   2,155          $   7,823          $  20,980
    Adjustments to Reconcile Net Income to  Net Cash
      Provided by Operating Activities:
         Depreciation                                                                  37,259             34,939             26,653
         Amortization of Deferred Charges and Other Assets                             24,429             19,309             17,310
         (Benefit) Provision for Deferred Income Taxes                                 (1,773)             1,533                 94
         Equity in Unconsolidated Entities                                               --                 --                 (331)
         Loss (Gain) on Sale of Vessels and Other Property                                 20                (11)                (7)
         Gain on Sale of Investment in Havtor AS                                         --                 --              (17,409)
         Extraordinary Loss                                                              --                  813               --
      Changes in:
            Accounts Receivable                                                         7,671             (8,515)               543
            Net Investment in Direct Financing Leases                                   2,365              1,756              2,188
            Inventories and Other Current Assets                                          740             (3,539)            (1,334)
            Other Assets                                                               (1,098)            (1,177)             2,599
            Accounts Payable and Accrued Liabilities                                  (11,233)               910               (694)
            Federal Income Taxes Payable                                                2,523             (6,765)             6,084
            Unearned Income                                                            (2,732)             3,996                168
            Reserve for Claims and Other Deferred Credits                               3,839             (2,118)            (2,866)
                                                                                    ---------          ---------          ---------
Net Cash Provided by Operating Activities                                              64,165             48,954             53,978
                                                                                    ---------          ---------          ---------
Cash Flows from Investing Activities:
    Purchase of Vessels and Other Property                                            (19,553)           (65,104)          (127,942)
    Additions to Deferred Charges                                                     (18,302)           (28,171)           (11,682)
    Proceeds from Sale of Vessels and Other Property                                      334              2,512                  7
    Purchase of and Proceeds from Short-Term Investments                               (8,028)             1,799              2,763
    Proceeds from Sale of Havtor AS                                                      --                 --               48,621
    Proceeds from Note Receivable                                                        --                8,100               --
    Purchase of Marketable Equity Securities                                             (778)              --                 --
    Other Investing Activities                                                            135              4,295              9,067
                                                                                    ---------          ---------          ---------
Net Cash Used by Investing Activities                                                 (46,192)           (76,569)           (79,166)
                                                                                    ---------          ---------          ---------
Cash Flows from Financing Activities:
    Proceeds from Issuance of Debt                                                     90,066            147,482            105,651
    Reduction of Debt and Capital Lease Obligations                                  (117,250)          (126,704)           (53,930)
    Additions to Deferred Financing Charges                                              (136)            (2,753)              (635)
    Common Stock Dividends Paid                                                        (1,671)            (1,671)            (1,228)
                                                                                    ---------          ---------          ---------
Net Cash (Used) Provided by Financing Activities                                      (28,991)            16,354             49,858
                                                                                    ---------          ---------          ---------
Net (Decrease) Increase in Cash and Cash Equivalents                                  (11,018)           (11,261)            24,670
Cash and Cash Equivalents at Beginning of Year                                         43,020             54,281             29,611
                                                                                    ---------          ---------          ---------
Cash and Cash Equivalents at End of Year                                            $  32,002          $  43,020          $  54,281
                                                                                    =========          =========          =========

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

NATURE OF OPERATIONS

      The Company, through its subsidiaries, operates a diversified fleet of U.S. and international flag vessels that provide international and domestic maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. At December 31, 1997, the Company's fleet consisted of 31 ocean-going vessels, 18 towboats, 128 river barges, 26 special purpose barges, 1,789 LASH barges, and related shoreside handling facilities. Early in 1998, the Company added a LASH vessel, 82 LASH barges, and two special purpose barges to its fleet. The Company's strategy is to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

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

VOYAGE ACCOUNTING

      Revenues and expenses relating to voyages are recorded on the percentage-of-completion method, except that provisions for loss voyages are recorded when contracts for the voyages are fixed and when losses become apparent for voyages in progress. Use of the percentage-of-completion method requires management to make estimates and assumptions that affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VESSELS AND OTHER PROPERTY

      Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges, and other equipment under construction are capitalized to properly reflect the cost of assets acquired. Capitalized interest totaled $40,000, $425,000, and $2,721,000 for the years ended December 31, 1997, 1996, and 1995, respectively. Capitalized interest was calculated based on the interest rates applicable to the debt related to the asset under construction.

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

* Includes three FLASH units, two ice-strengthened multi-purpose vessels, two float-on/float-off special purpose vessels, a dockship, a cape-size bulk carrier, a molten sulphur carrier, and a container vessel. At December 31, 1997, the Company's fleet of 31 vessels also included three roll-on/roll-off vessels which it operates and a LASH vessel purchased in 1997 which has not yet been placed in service. Early in 1998, the Company added a LASH vessel, 82 LASH barges, and two special purpose barges to its fleet.

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

FOREIGN CURRENCY TRANSLATION

      All exchange adjustments are charged or credited to income in the year incurred. Exchange gains of $175,000 were recognized for the year ended December 31, 1997, and exchange losses of $17,000 and $159,000 were recognized for the years ended December 31, 1996 and 1995, respectively.

DIVIDEND POLICY

        The Board of Directors declared and paid dividends of 6.25 cents per share for each quarter in 1997 and 1996. Subsequent to year end, a dividend of
6.25 cents per common share was declared to be paid in the first quarter of 1998.

NET INCOME PER COMMON SHARE

      Earnings per common share are based on the weighted average number of shares outstanding during the period. The weighted average number of common shares outstanding was 6,682,887 for the years ended December 31, 1997, 1996, and 1995. Basic and diluted weighted average common shares outstanding were the same for each of these years.

      During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which is effective for reporting periods ending after December 15, 1997. The Company adopted SFAS No. 128, and the impact on the Company's earnings per share was not material.

SUBSIDY AGREEMENTS

      The Company's operating differential subsidy ("ODS") agreement with the U.S. Maritime Administration ("MarAd"), an agency of the Department of Transportation under Title VI of the Merchant Marine Act of 1936, as amended, under which the Company operated a fleet of four U.S. flag vessels in a liner service between ports on the U.S. Gulf/U.S. Atlantic Coast and South Asia (Trade Routes 18 and 17), expired upon completion, during the first quarter of 1997, of voyages in progress at December 31, 1996. Under this agreement, MarAd paid the excess of certain vessel expenses over comparable vessel expenses of principal foreign competitors in each respective trade route.

      The Maritime Security Act ("MSA"), which provides for a new subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Seven of the Company's vessels qualified for MSA participation including the four aforementioned LASH vessels which operated under ODS, two of the Company's Pure Car Carriers ("PCC"), and a LASH vessel currently on contract with the Military Sealift Command ("MSC"). The two PCC's began receiving MSA payments in late 1996, and the four LASH vessels operating under ODS began receiving MSA payments upon the expiration of ODS in early 1997. The LASH vessel operating under MSC contract will be eligible to begin receiving MSA payments upon the expiration of that contract. MSA eliminated the trade route restrictions imposed by the ODS program and allows flexibility to operate freely in the competitive market. MSA provides for annual subsidy payments of $2,100,000 per year per vessel for a total of ten years. These payments are subject to appropriation each year and are not guaranteed. Under the previous ODS agreement, subsidy payments were approximately $5,800,000 per year per vessel. In an effort to partially offset the decrease in the amount of subsidy payments to be provided under MSA, as compared to ODS, the Company has implemented initiatives to reduce shipboard costs and shoreside expenses.

SELF-RETENTION INSURANCE

      The Company is self-insured for most Personal Injury and Cargo claims under $1,000,000, for Hull claims under $2,500,000, and for claims for Loss of Hire under 60 days. Primary deductibles are $25,000 for Hull, Personal Injury, and Cargo, $1,000 for LASH barges, and 10 days for Loss of Hire. The Company maintains insurance for individual claims over the above levels and maintains Stop Loss insurance to cover aggregate claims between those levels and the primary deductible levels. The Company is responsible for all claims under the primary deductibles. Under the Stop Loss insurance, claim costs between the primary deductible and $1,000,000 and $2,500,000, as applicable, are the responsibility of the Company until the aggregate Stop Loss is met. The aggregate annual Stop Loss is $6,000,000 for the policy years June 27, 1997, through June 26, 1998, and June 27, 1996, through June 26, 1997, and is $7,000,000 for the policy period June 27, 1995, through June 26, 1996. After the Company has retained the aggregate amounts, all additional claims are recoverable from underwriters.

      Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs. The current portions of these liabilities were $6,278,000 and $5,530,000 at December 31, 1997 and 1996, respectively, and the noncurrent portions of these liabilities were $13,675,000 and $8,654,000 at December 31, 1997 and 1996, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

      During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both of these statements are effective for fiscal years beginning after December 15, 1997. The Company has chosen early adoption of SFAS No. 130, and all required disclosures are presented in the Company's consolidated financial statements included herein. The Company plans to adopt SFAS No. 131 in 1998 and to include the required disclosures in its March 31, 1998, interim financial statements.

      NOTE B - LONG-TERM DEBT

                                                                                 (ALL AMOUNTS IN THOUSANDS)

                                DECEMBER 31,     December 31,                    DECEMBER 31,   December 31,
DESCRIPTION                        1997              1996             DUE           1997            1996
-----------                      ---------         ---------       ---------       -------        --------
Unsecured Senior Notes -
     Fixed Rate                    9.00%             9.00%           2003         $ 93,891        $ 93,891
Fixed Rate Notes Payable         6.70-9.97%        6.70-9.97%      2000-2008        51,926          61,773
Variable Rate Notes Payable      6.64-7.37%        6.39-7.43%      1997-2006        99,541         101,855
U.S. Government Guaranteed
     Ship Financing Notes and
     Bonds - Fixed Rate          6.58-8.30%        6.58-8.30%      2000-2009        40,342          45,385
Lines of Credit                  6.88-7.47%        6.63-8.25%         1998          22,000          30,000
                                                                                  --------        --------
                                                                                  $307,700        $332,904
                                 Less Current Maturities (Net of
                                 Amounts to be Refinanced)                         (13,354)        (30,851)
                                                                                  --------        --------
                                                                                  $294,346        $302,053
                                                                                  ========        ========

      On January 22, 1998, the Company issued a new series of $110,000,000 aggregate principal amount 7 3/4% Senior Notes due 2007 (the "Notes"). The net proceeds from these Notes were used to repay certain indebtedness of the Company's subsidiaries during the first quarter of 1998. Upon retirement of this indebtedness, the Company incurred an Extraordinary Loss on Early Extinguishment of Debt of approximately $1,062,000, net of taxes. Current maturities of the long-term debt retired, which were reclassified as long-term liabilities and included in the consolidated balance sheet as Current Liabilities to be Refinanced, totaled $22,511,000 as of December 31, 1997. Current Liabilities to be Refinanced of $7,680,000 as of December 31, 1996, included $5,061,000 and $2,619,000 reclassified from Accounts Payable and Accrued Liabilities, and Current Maturities of Long-Term Debt, respectively. Current Maturities of Long-Term Debt as of December 31, 1996, in the table above are presented net of the $2,619,000 which was to be refinanced.

      After giving effect to the aforementioned retirement of debt, the aggregate principal payments required as of December 31, 1997, for each of the next five years are $13,354,000 in 1998, $10,713,000 in 1999, $10,400,000 in
2000, $13,309,000 in 2001, and $7,439,000 in 2002.

      Certain of the vessels and barges owned by the Company are mortgaged under certain debt agreements. After giving effect to the aforementioned retirement of debt, the Company has remaining three vessels and 558 LASH barges pledged with a net book value totalling $166,009,000. The remaining indebtedness consists of secured subsidiary indebtedness and the unsecured indebtedness of the Company. Additional collateral includes a security interest in certain operating contracts and receivables. Most of these agreements, among other things, impose minimum working capital and net worth requirements, as defined, impose restrictions on the payment of dividends, and prohibit the Company from incurring, without prior written consent, additional debt or lease obligations, except as defined. The Company has consistently met the minimum working capital and net worth requirements during the period covered by the agreements and is in compliance with these requirements as of December 31, 1997.

      The most restrictive of the Company's remaining credit agreements restrict the declaration or payment of dividends unless (1) the total of (a) all dividends paid, distributions on, or other payments made with respect to the Company's capital stock during the period beginning January 1, 1998, and ending on the date of dividend declaration or other payment and (b) all investments other than Qualified Investments (as defined) of the Company and certain designated subsidiaries will not exceed the sum of $10,000,000 plus 50% (or, in case of a loss, minus 100%) of the Company's consolidated net income during the period described above plus the net cash proceeds received from the issuance of common stock by the Company during the above period, and (2) no default or event of default has occurred.

      Certain of the Company's remaining loan agreements also restrict the ability of the Company's subsidiaries to make dividend payments, loans, or advances, the most restrictive of which contain covenants that restrict payments of dividends, loans, or advances to the Company from Sulphur Carriers, Inc. unless certain financial ratios are maintained. As long as those ratios are maintained, there is no restriction on loans or advances to the Company from that subsidiary, but dividends are restricted to 40% of undistributed earnings. Certain other loan agreements restrict the ability of the Company's subsidiaries to dispose of assets to such a degree that the remaining assets' book values are less than the value of the collateralized assets.

      After giving effect to the aforementioned retirement of debt, the amounts of potentially restricted net assets were as follows:

                                            (ALL AMOUNTS IN THOUSANDS)
                                           DECEMBER 31,      December 31,
                                              1997               1996
                                            --------           --------
Enterprise Ship Company                     $ 72,511           $   --
Sulphur Carriers, Inc.                        23,314             22,058
Central Gulf Lines, Inc.                      21,316             99,807
LCI Shipholdings, Inc.                        18,217               --
Waterman Steamship Corporation                  --               63,817
Cypress Auto Carriers, Inc.                     --               10,285
                                            ========           ========
      Total Restricted Net Assets           $135,358           $195,967
                                            ========           ========

      At December 31, 1997, the Company had available three lines of credit totaling $35,000,000 used to meet short-term requirements when fluctuations occur in working capital. One of these lines was fully drawn as of December 31, 1997, for an amount totaling $22,000,000 which was repaid in early 1998. Two of these lines were fully drawn as of December 31, 1996, for an amount totaling $30,000,000. Early in the first quarter of 1998, the Company entered into a $25,000,000 revolving credit facility that replaced the three aforementioned lines of credit.

      The Company voluntarily maintains a $375,000 compensating balance for one of the lines of credit. This balance is included in Cash and Cash Equivalents.

      Under certain of the above described loan agreements, deposits are made into bank retention accounts to meet the requirements of the applicable agreements. These escrowed amounts totaled $701,000 and $668,000 at December 31, 1997 and 1996, respectively, and were included in Other Assets.

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

      Actuarial Present Value of Benefit Obligations:

                                               DECEMBER 31,      December 31,
(ALL AMOUNTS IN THOUSANDS)                        1997              1996
                                                --------          --------
Vested Benefit Obligation ..................    $(10,637)         $ (9,837)
                                                ========          ========
Accumulated Benefit Obligation .............    $(10,860)         $(10,041)
                                                ========          ========
Projected Benefit Obligation ...............    $(13,358)         $(12,060)
Plan Assets at Fair Value ..................      15,042            13,397
                                                --------          --------
Plan Assets in Excess of
    Projected  Benefit Obligation ..........       1,684             1,337
Unrecognized Net Gain ......................      (1,902)           (1,489)
Prior Service Cost Not Yet
    Recognized in Net Periodic
    Pension Cost ...........................         103               130
Unrecognized Net Obligation Being
    Recognized Over 15 Years ...............         223               297
                                                --------          --------
Accrued Pension Asset ......................    $    108          $    275
                                                ========          ========

      Net Periodic Pension Cost:

                                             For the Year Ended December 31,
                                            1997           1996          1995
                                          -------        -------        -------
Service Cost ......................       $   750        $   621        $   451
Interest Cost on Projected
  Benefit Obligation ..............           872            782            752
Actual Return on Plan Assets ......        (1,779)        (1,307)        (2,130)
Net Amortization and Deferral .....           824            440          1,355
                                          -------        -------        -------
Net Periodic Pension Cost .........       $   667        $   536        $   428
                                          =======        =======        =======

      Actuarial assumptions used to develop the components of pension expense were as follows:

                                             For the Year Ended December 31,
                                           1997            1996            1995
                                         -------         -------         -------
Discount Rate ..................           7.25%           7.25%           7.25%
Rate of Increase in Future
  Compensation Levels ..........            5.5%            5.5%            5.0%
Expected Long-term Rate of
  Return on Assets .............            8.0%            8.0%            8.5%

      Crew members on the Company's U.S. flag vessels belong to union-sponsored pension plans. The Company contributed approximately $2,496,000, $2,685,000, and $2,322,000 to these plans for the years ended December 31, 1997, 1996, and 1995, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.

      The Company's postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' combined funded status reconciled with the amount included in the Company's consolidated balance sheet classification Reserves and Deferred Credits:

      Accumulated Postretirement Benefit Obligation:

(ALL AMOUNTS IN THOUSANDS)                    DECEMBER 31,  December 31,
                                                           1997            1996
                                                      -------         -------
Retirees .......................................      $(5,006)        $(5,148)
Fully eligible active plan participants ........       (1,760)         (1,732)
Other active plan participants .................       (1,270)         (1,318)
                                                      -------         -------
                                                      $(8,036)        $(8,198)
Plan Assets at Fair Value ......................         --              --
                                                      -------         -------
Accumulated Postretirement Benefit
    Obligation in Excess of Plan Assets ........      $(8,036)        $(8,198)
Unrecognized Experience Loss ...................        1,457           1,910
                                                      -------         -------
Accrued Postretirement Benefit Cost
    in the Balance Sheet .......................      $(6,579)        $(6,288)
                                                      =======         =======

     Net postretirement benefit cost includes the following components:

                                                 For the Year Ended December 31,
                                                  1997        1996        1995
                                                  ----        ----        ----
Service Cost ...............................      $116        $134        $110
Interest Cost on Accumulated
     Postretirement Benefit Obligation .....       549         556         520
Net Amortization ...........................        46          85          37
                                                  ----        ----        ----
Net Postretirement Benefit Cost ............      $711        $775        $667
                                                  ====        ====        ====

      The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.25% in 1997, 1996, and 1995. The health and dental care cost trend rate was assumed to be 9.5% for 1997, decreasing steadily by
 .75% per year over the next six years to a long-term rate of 5%.

      If the health and dental care cost trend rate were increased one percent for all future years, the accumulated postretirement benefit obligation as of December 31, 1997, would have increased approximately $914,000 or 11%. The effect of this change in the net postretirement benefit cost for 1997 would have been an increase of approximately $77,000 or 11%.

      The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.

NOTE D - INCOME TAXES

      The Federal income tax returns of the Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($2,369,000 in 1997, $619,000 in 1996, and $12,001,000 in 1995) are
also included.

      Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,000, all of which are expected to remain invested indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987, earnings generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.

      Components of the net deferred tax liability/(asset) are as follows:

                                                DECEMBER 31,    December 31,
(ALL AMOUNTS IN THOUSANDS)                         1997            1996
                                                 --------        --------
Gross Liabilities:
     Fixed Assets ..........................     $ 37,129        $ 33,671
     Deferred Charges ......................        9,885           3,521
     Unterminated Voyage Revenue/
          Expense ..........................        1,192           1,267
     Intangible Assets .....................        7,887           7,342
     Deferred Insurance Premiums ...........        1,551           1,928
     Insurance and Claims Reserve ..........        1,021            --
     Other Liabilities .....................        6,114          18,402
Gross Assets:
     Insurance and Claims Reserve ..........         --            (3,501)
     FASB SFAS No. 106-
           Postretirement Benefits
           Other Than Pensions .............       (2,324)         (1,595)
     Alternative Minimum Tax Credit ........       (9,094)         (7,385)
     Net Operating Loss
Carryforward/
          Unutilized Deficit ...............       (4,915)           (903)
     Valuation Allowance ...................          879             879
     Other Assets ..........................       (9,660)        (12,142)
                                                 ========        ========
Total Deferred Tax Liability, Net ..........     $ 39,665        $ 41,484
                                                 ========        ========

      The following is a reconciliation of the U.S. statutory tax rate to the Company's effective tax rate:

                                    Year Ended December 31,
                                   1997       1996       1995
                                 --------   --------   --------
Statutory Rate                     35.0%      35.0%      35.0%
State Income Taxes                  6.7%       4.9%       1.2%
Other                                .8%     (1.2%)      (.3%)
                                 ========   ========   ========
                                   42.5%      38.7%      35.9%
                                 ========   ========   ========

      The Company has available at December 31, 1997, unused operating loss carryforwards of $400,000 and unused foreign deficits of $13,600,000. The operating loss carryforwards will expire in 2001.

      Foreign income taxes of $596,000, $680,000, and $279,000 are included in the Company's consolidated statements of income in the Provision for Income
Taxes: Current for the years ended December 31, 1997, 1996, and 1995.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

      During 1990, the Company sold one if its subsidiaries to a former employee at a sales price of $500,000. At the end of 1993, the Company sold another subsidiary to the same party for a sales price of $692,000. The total receivable outstanding from this related party totaled $443,000 and $517,000 at December 31, 1997 and 1996, respectively, and is due over a period of ten years from the date of the 1993 sale. The long-term portion of this receivable is included in Due from Related Parties, and the current portion is included in Accounts Receivable - Claims and Other. Collections on the total receivable were $74,000 for each of the years ended December 31, 1997 and 1996. Interest income on this receivable is earned at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter and amounted to $29,000, $34,000, and $38,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

      During 1992, a son of the President of the Company became a partner of the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre which has been utilized for various legal services since the Company's inception. The Company made payments to the firm totaling approximately $958,000, $1,299,000, and $1,301,000 for the years ending December 31, 1997, 1996, and 1995, respectively. Amounts due to the legal firm were $105,000 and $41,000 at December 31, 1997 and 1996, respectively, and were included in Accounts Payable and Accrued Liabilities or Reserve for Claims.

NOTE F - COMMITMENTS AND CONTINGENCIES

      During 1997, the Company entered into an agreement to have two special purpose barges built. The barges were completed and delivered in January of 1998.

      Also during 1997, the Company entered negotiations to purchase a 1987 built LASH vessel and 82 LASH barges. Early in 1998, the Company purchased the vessel and barges.

      As of December 31, 1997, 18 vessels that the Company owns or operates were under various contracts extending beyond 1997 and expiring at various dates through 2024. In addition, the Company also operates 111 jumbo river barges, 14 towboats, and certain terminal transfer equipment under a contract which expires in 2004. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

      The Company also maintains lines of credit totaling $1,975,000 to cover standby letters of credit for membership in various shipping conferences.

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

NOTE G - LEASES

      In 1998, the Company entered into direct financing leases of two foreign flag pure car carriers expiring in the year 2000. The schedule of future minimum rentals to be received under these direct financing leases in effect at December 31, 1997, is as follows:

                                             Receivables Under
(ALL AMOUNTS IN THOUSANDS)                   Financing Leases
                                              ----------------
Year Ended December 31,
             1998                                $  4,621
             1999                                   4,265
             2000                                   1,313
                                                 ---------
Total Minimum Lease Payments Receivable            10,199
Estimated Residual Values of Leased Properties     18,000
Less Unearned Income                              (5,734)
                                                 ---------
Total Net Investment in Direct
Financing Leases                                    22,465
    Current Portion                               (1,913)
                                                 ---------
Long-Term Net Investment in Direct
    Financing Leases at December 31, 1997        $  20,552
                                                 =========

               The Company entered into sale-leaseback agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years. The capital leases are included in Vessels, Property, and Other Equipment as follows:

                                  DECEMBER 31,    December 31,
(ALL AMOUNTS IN THOUSANDS)           1997             1996
                                  ------------    -------------
LASH barges                          $ 24,936         $ 24,950
Less Accumulated Depreciation        (12,406)         (10,315)
                                  ------------    -------------
            Total                    $ 12,530           $14,635
                                  ============    =============

      The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1997:

                                           Payments Under
(ALL AMOUNTS IN THOUSANDS)                 Capital Leases
                                         ------------------
Year Ended December 31,
             1998                              $   4,437
             1999                                  4,507
             2000                                  4,514
             2001                                  5,414
             2002                                  3,080
             Thereafter                            2,125
                                            -------------
                                                  24,077

Less Amount Representing Interest                (6,504)
                                            -------------
Present Value of Future Minimum Payments
 (BASED ON A WEIGHTED AVERAGE OF 10.39%)     $   17,573
                                            =============

      The Company conducts certain of its operations from leased office facilities and uses certain data processing, transportation, and other equipment under operating leases expiring at various dates to 2003. Rent expense related to operating leases totaled approximately $3,015,000, $2,375,000, and $2,453,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1997:

                                             Payments Under
(ALL AMOUNTS IN THOUSANDS)                   Operating Leases
                                             -----------------
Year Ended December 31,
             1998                               $    1,850
             1999                                      457
             2000                                      410
             2001                                      404
             2002                                      403
             Thereafter                                329
                                                -----------
Total Future Minimum Payments                    $   3,853
                                                ===========

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

                                          DECEMBER 31,   December 31,
     (ALL AMOUNTS IN THOUSANDS)               1997           1996
                                           ----------     ----------
     Drydocking                             $ 22,578       $ 26,102
     Prepositioning                            8,159          8,199
     Financing Charges and Other               8,223          9,017
                                           ----------     ----------
                                            $ 38,960       $ 43,318
                                           ==========     ==========

      The acquired contract cost represents the portion of the purchase price paid for Waterman Steamship Corporation applicable primarily to that company's maritime prepositioning ship contracts and operating differential subsidy agreements. The acquired contract costs relating to the operating differential subsidy agreements were fully amortized in the first quarter of 1997. The Company amortizes acquired contract costs using the straight-line method over the contracts' useful lives ranging from seven to twenty-one years from the acquisition date.

NOTE I - SIGNIFICANT OPERATIONS

      The Company has several medium to long-term contracts related to the operations of various vessels (SEE NOTE F), from which revenues represent a significant amount of the Company's total revenue. Revenues from the contracts with the United States Military Sealift Command ("MSC") were $72,444,000, $69,605,000, and $75,086,000 for the years ended December 31, 1997, 1996, and
1995, respectively. Additionally, the Company operates four U.S. flag LASH vessels on subsidized liner service. Revenues, including subsidy revenue, from this operation were $125,564,000, $132,824,000, and $129,067,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

      During 1996 and 1995, the Company operated two international flag LASH vessels on a scheduled liner service between U.S. Gulf and East Coast ports and ports in Northern Europe. During early 1997, an additional international flag LASH vessel was added to this service. Revenues from these operations were $75,940,000, $61,259,000, and $67,500,000 for the years ended December 31, 1997,
1996, and 1995, respectively.

      A significant portion of the Company's traffic receivables are due from contracts with MSC and transportation of government sponsored cargo. There are no other concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 1997 or 1996.

      All of the Company's shipboard personnel are covered by collective bargaining agreements. Certain of these agreements, covering 20% of the Company's shipboard personnel, are scheduled to expire during 1998. While the Company expects to renegotiate these agreements upon their expiration in 1998, no assurance can be given that the agreements, if renewed, will include terms and conditions consistent with those contained in the agreements currently in place.

      The Company has operations in several principal markets, including international service between the U.S. Gulf and East Coast ports and ports in the Middle East, Far East, and northern Europe, and domestic transportation and services along the Mississippi River and U.S. Gulf Coast.

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

      During the second quarter of 1995, the Company purchased the Norwegian entity, A/S Havfond, which held the aforementioned promissory note which was collateralized by shares of Havtor AS. The acquisition was accounted for as a purchase and results for A/S Havfond were included in the accompanying consolidated financial statements from the date of acquisition through the dissolution of A/S Havfond on December 31, 1996. After the acquisition, the Company's interest in Havtor AS approximated 7.7%. During November of 1995, the Company sold this 7.7% interest in Havtor AS for approximately $48,000,000. The sale resulted in a before tax gain of approximately $17,000,000.

      During 1996, the Company acquired the remaining 50% interest in Marco Shipping Company, (PTE.) Ltd. ("Marco"), a foreign entity which acts in an agent capacity on behalf of the Company. The acquisition was accounted for as a purchase, and the results of Marco, which were not material, have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. The allocation resulted in goodwill of approximately $25,000 which is being amortized over 10 years.

      Income of foreign unconsolidated entities is recorded net of applicable taxes of approximately $201,000 in 1995. There was no income of foreign unconsolidated entities in 1996 and 1997.

NOTE K - SUPPLEMENTAL CASH FLOW INFORMATION

                                                 Year Ended December 31,
(ALL AMOUNTS IN THOUSANDS)                   1997         1996         1995
                                            -------      -------      -------

Non-Cash Investing and Financing
Activities:
       Current Liabilities to be
         Refinanced ...................     $22,511      $ 7,680      $19,030

Cash Payments:
       Interest Paid ..................     $26,818      $27,853      $26,633
       Taxes Paid .....................       3,321       13,723        5,757

      The Company sold an interest in A/S Havtor in 1993 for $7,557,000 of which $2,777,000 was received in cash and $4,780,000 in the form of a promissory note. During 1995, the Company purchased AS Havfond, the Norwegian entity which held this promissory note.

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

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES
      The carrying amount approximates fair value for each of these instruments. The Company categorized all marketable securities as available-for-sale.

FOREIGN CURRENCY CONTRACTS
      The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The term of the currency derivatives is rarely more than one year. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. As of December 31, 1997, the Company had entered into various forward purchase contracts for Singapore Dollars totaling $859,000 U.S. Dollar equivalents to hedge against future payments due for drydocking cost of a Float-On/Float-Off Special Purpose Vessel. As of December 31, 1996, the Company had entered into various forward purchase contracts for Singapore Dollars totaling $1,914,000 U.S. Dollar equivalents to hedge against future payments due for drydocking cost of a LASH vessel and for various other currencies totaling $245,000 U.S. Dollar equivalents for other future payments. Gains or losses on forward exchange contracts which hedge exposures on firm foreign currency commitments are deferred and recognized as adjustments to the bases of those assets. As of December 31, 1997 and 1996, the Company was also a party to forward sales contracts in various currencies totaling $2,304,000 and $1,927,000 U.S. Dollar equivalents, respectively. Gains and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

LONG-TERM DEBT

      The fair value of the Company's debt is estimated based on quoted market prices for the publicly listed Senior Notes and the current rates offered to the Company on other outstanding obligations.

AMOUNTS DUE FROM RELATED PARTIES

      The carrying amount of these notes receivable approximated fair market value as of December 31, 1997 and 1996. Fair market value takes into consideration the current rates at which similar notes would be made.

RESTRICTED INVESTMENTS

      The carrying amount of these investments, which were included in Other Assets, approximated fair market value as of December 31, 1997 and 1996, based upon current rates offered on similar instruments.

      The estimated fair values of the Company's financial instruments and derivatives are as follows (asset/(liability)):

                                  DECEMBER 31,           December 31,
                                     1997                    1996
                              -----------------        -----------------
                              CARRYING     FAIR        Carrying    Fair
(ALL AMOUNTS IN THOUSANDS)     AMOUNT     VALUE         Amount     Value
                              --------    -----        --------    -----
Foreign Currency Contracts       -           ($80)         -         -
Long-Term Debt               ($307,700) ($315,258)    ($332,904) ($332,049)

      Disclosure of the fair value of all balance sheet classifications, including but not limited to certain vessels, property, equipment, direct financing leases, or intangible assets which may have a fair value in excess of historical cost, is not required. Therefore, this disclosure does not purport to represent the fair value of the Company.

NOTE M - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Detailed below are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.

                                   DECEMBER 31,  December 31,
(ALL AMOUNTS IN THOUSANDS)            1997          1996
                                   ----------     ---------
Accrued Voyage Expenses            $   27,257     $  28,670
Trade Accounts Payable                  8,408        14,945
Accrued Interest                        8,181         8,590
Self-Insurance Liability                6,278         5,530
Accrued Salaries and
Benefits                                1,400         2,683
Accrued Vessel Costs                      211         7,272
                                   ----------     ---------
                                   $   51,735     $  67,690
                                   ==========     =========

NOTE N-QUARTERLY FINANCIAL INFORMATION - (UNAUDITED)

                                                             Quarter Ended
                                          -----------------------------------------------------
                                            March 31       June 30      Sept. 30      Dec. 31
                                          -----------    ----------    ----------    ----------
                                            (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------------------------
1997  REVENUE                             $    89,994    $  102,520    $  100,309    $   98,233
      EXPENSE                                  75,420        88,021        87,195        85,017
      GROSS VOYAGE PROFIT                      14,574        14,499        13,114        13,216
      NET INCOME                                  593           677           405           480
      EARNINGS PER COMMON SHARE:
                BASIC AND DILUTED:
                NET INCOME                       0.09          0.10          0.06          0.07
-----------------------------------------------------------------------------------------------
1996  Revenue                             $    95,235    $   97,775    $   90,418    $   95,499
      Expense                                  78,088        80,316        73,655        79,920
      Gross Voyage Profit                      17,147        17,459        16,763        15,579
      Income Before Extraordinary Item          2,248         2,685         2,053         1,650
      Extraordinary Item                           -             -             -           (813)
      Net Income                                2,248         2,685         2,053           837
      Earnings per Common Share:
                Basic and Diluted:
                Income Before
                Extraordinary Item               0.34          0.40          0.31          0.24
                Extraordinary Item                 -             -             -          (0.12)
                Net Income                       0.34          0.40          0.31          0.12
-----------------------------------------------------------------------------------------------
1995  Revenue                             $    83,302    $   84,844    $   84,108    $   89,535
      Expense                                  68,332        69,780        68,533        70,608
      Gross Voyage Profit                      14,970        15,064        15,575        18,927
      Net Income                                2,086         2,020         2,029        14,845
      Earnings per Common Share:
                Basic and Diluted:
                Net Income                     0.31*         0.30*         0.30*           2.23
-----------------------------------------------------------------------------------------------

* Restated for November 17, 1995, stock dividend of twenty-five percent for each one share of common stock outstanding.

COMMON STOCK PRICES AND DIVIDENDS FOR EACH QUARTERLY PERIOD OF 1996 AND 1997

(Source:  New York Stock Exchange)
                                                                   Cash
                                                                Dividends
      1996                High                 Low                 Paid
------------------   ----------------    ----------------    -----------------
1st Quarter              20 3/4              18 7/8            .0625/Share
2nd Quarter              19 3/8              16 3/8            .0625/Share
3rd Quarter              19 5/8              17 1/2            .0625/Share
4th Quarter                19                16 7/8            .0625/Share

                                                                   Cash
                                                                Dividends
      1997                High                 Low                 Paid
------------------   ----------------    ----------------    -----------------
1st Quarter                19                16 7/8            .0625/Share
2nd Quarter              17 1/2              16 3/4            .0625/Share
3rd Quarter              18 1/4                16              .0625/Share
4th Quarter              18 5/16             16 5/8            .0625/Share
Approximate Number of Common Stockholders of Record at March 1, 1998: 813

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders of International Shipholding Corporation:

     We have audited the accompanying consolidated balance sheets of International Shipholding Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholder's investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Shipholding Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                      /s/  Arthur Anderson LLP
New Orleans, Louisiana
January 16, 1998
(except with respect to the issuance of the Senior Notes discussed in Note B, as to which the date is January 22, 1998)