Form 10-K405, Exhibit 13
period 1998-12-31
INTERNATIONAL SHIPHOLDING CORP
filed 1999-03-31
CIK 278041

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

       This summary should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

(All Amounts in Thousands Except Share and Per Share Data)

                                                                                Year Ended December 31,
                                                     1998               1997             1996              1995              1994
                                                  -----------        ----------       -----------        ----------       ----------
INCOME STATEMENT DATA:
  Revenues ................................       $   384,148        $  391,056       $   378,927        $  341,789       $  342,333
  Gross Voyage Profits ....................       $    57,791        $   55,403       $    66,948        $   64,536       $   65,315
  Operating Income ........................       $    39,147        $   29,949       $    40,692        $   37,921       $   37,861
  Income Before Extraordinary
  Item ....................................       $     7,305        $    2,155       $     8,636        $   20,980       $   13,051
  Extraordinary Item ......................       $    (1,029)             --         $      (813)             --               --
  Net Income ..............................       $     6,276        $    2,155       $     7,823        $   20,980       $   13,051
  Basic and Diluted Earnings
  Per Common and
    Common Equivalent
  Share(1):
        Before Extraordinary
          Item ............................       $      1.09        $     0.32       $      1.29        $     3.14       $     1.95
        Extraordinary Item ................       $     (0.15)             --         $     (0.12)             --               --
        Net Income ........................       $      0.94        $     0.32       $      1.17        $     3.14       $     1.95

BALANCE SHEET DATA:
  Working Capital .........................       $    44,914        $   39,961       $    26,928        $   13,407       $   16,819
  Total Assets ............................       $   689,804        $  618,204       $   661,596        $  647,580       $  547,091
  Long -Term Debt (including
    Capital Lease Obligations
    and Current Liabilities
    to be Refinanced) .....................       $   361,425        $  309,340       $   324,756        $  308,525       $  251,944
  Common Stockholders'
    Investment ............................       $   177,108        $  172,805       $   172,407        $  166,261       $  146,316

OTHER DATA:
  EBITDA (2) ..............................       $   101,284        $   91,657       $    94,929        $   81,877       $   79,482
  Cash Dividends Per Common
    Share (1) .............................       $      0.25        $     0.25       $      0.25        $   0.1825       $     0.16
  Weighted Average of Common
    and Common Equivalent
    Shares(1) .............................         6,682,216         6,682,887         6,682,887         6,682,887        6,682,887

(1) All share and per share data for the year ended December 31, 1994, have been restated for the November 17, 1995, twenty-five percent stock dividend.

(2) EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), as presented above, represents income before interest expense and provision (benefit) for income taxes, plus depreciation, amortization of deferred charges and acquired contract costs, extraordinary items, and gains (losses) on sales of property and investments. EBITDA is not presented as an alternative to net income or cash flow as an indicator of the Company's operating performance or liquidity, but rather to provide additional information related to debt service capacity.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements made in this report or elsewhere by, or on behalf of, the Company that are not based on historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and as such may involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results to be materially different from the anticipated future results expressed or implied by such forward-looking statements. Such forward-looking statements may include, without limitation, statements with respect to the Company's anticipated future performance, financial position and liquidity, growth opportunities, business and competitive outlook, demand for services, business strategies, and other similar statements of expectations or objectives that are highlighted by words such as "expects," "anticipates," "intends," "plans," "believes," "projects," "seeks," "should," and "may," and variations thereof and similar expressions.

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

YEAR  ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

      GROSS VOYAGE PROFIT. Gross voyage profit increased to $57.8 Million in 1998 as compared to $55.4 Million in 1997. The increase was achieved primarily by the Company's LINER SERVICES segment which operates LASH vessels on two established routes. One of these routes is between the U.S. Gulf and Atlantic coasts and the Middle East, East Africa, the Indian Sub-Continent, and Southeast Asia, and the other is a transatlantic service. Gross voyage profit before depreciation for this segment increased 51.5% from $22.6 Million in 1997 to $34.2 Million in 1998 due to lower operating costs and increased market share. Contributing to the lower operating costs for this segment were lower fuel prices and the planned return from a three-vessel to a two-vessel transatlantic service.

      The Company's TIME CHARTER CONTRACTS segment includes sixteen vessels operating primarily under medium to long-term contracts, nine of which are with the MSC including contracts for the operation of four LASH, three RO/RO, and two Ice-Strengthened Multi-Purpose vessels. The four LASH vessels and two Ice-Strengthened Multi-Purpose vessels are each operated under contracts with initial terms of seventeen-months with two seventeen-month option periods. Contracts for three of the LASH vessels are currently in their second option periods with one expiring in 1999 and two in 2000. The contract for the fourth LASH vessel completed its initial term and began its first option period in 1998 with the second option period extending into 2001. The two Ice-Strengthened Multi-Purpose vessels are both in the initial seventeen-month term of their contracts with options extending into 2001 and 2002. The three RO/RO's are employed in the MSC's military prepositioning program under contracts that are fixed through 2009 and 2010.

      The remaining seven vessels in this segment include three Pure Car Carriers ("PCC") with contracts extending into 2003 and 2006; two Pure Car/Truck Carriers ("PCTC") with contracts extending into 2014 and 2018; the "ENERGY ENTERPRISE" with a contract extending into 2010; and the Company's Cape-Size Bulk Carrier operating in the spot market.

      This segment was impacted by a $7 Million impairment loss recognized late in 1998 on the Company's Cape-Size Bulk Carrier. Depressed freight rates in the market for this type of vessel, along with management's expectation that these conditions will not improve in the near-term, triggered a review of the recoverability of the carrying amount of this vessel. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value. The fair value of the vessel was estimated by determining the present value of its expected future cash flows using a discount rate commensurate with the risk involved.

      Before taking into account the aforementioned impairment loss, the TIME CHARTER CONTRACTS segment added to the increase in gross voyage profit for the year. This segment benefited from the commencement of operations of the Company's newly acquired PCTC, "GREEN POINT," in the second quarter of 1998. In December of 1998, the Company sold one of its PCC's as part of the Company's plan to replace this older and smaller PCC with a newer and larger PCTC, the "ASIAN KING," that delivered to the Company and commenced operations in December of 1998.

      The increase in gross voyage profit before the impairment loss for the TIME CHARTER CONTRACTS segment was partially offset by scheduled reductions in charterhire rates on three of the Company's LASH vessels chartered to the MSC and lower charterhire rates on the Company's Cape-Size Bulk Carrier.

      The improved results for the LINER SERVICES segment and for the TIME CHARTER CONTRACTS segment, before its impairment loss, were slightly offset by lower gross voyage profit from the CONTRACTS OF AFFREIGHTMENT segment. This segment includes a contract for two Float-On/Float-Off Special Purpose Vessels ("SPV's"), along with one container breakbulk vessel, "JAVA SEA," that extends through 2000 with seven three-year renewal options; a contract for a Molten Sulphur Carrier that extends through 2009 with renewal options through 2024; and a coal transporation contract with a Florida-based electric utility (See Note
F). The lower gross profit for this segment resulted from reduced cargo volume from the domestic services.

      In addition to the aforementioned reportable segments, the Company also reports an OTHER category that includes results of several of the Company's subsidiaries that provide ship charter brokerage, agency, barge fleeting and other specialized services. Also included in the OTHER category are corporate related items, results of insignificant operations, and income and expense items not allocated to reportable segments by management in its evaluation of segment profit and loss. The results reported in the OTHER category for 1998 compare favorably to 1997 because the Company decided to discontinue development of a new LASH service between the U.S. Gulf and Brazil. This decision resulted in a charge to operating expense in 1997 of approximately $1.2 Million for termination costs and the prepositioning of equipment.

      Vessel and barge depreciation increased 8.4% from $34.6 Million in 1997 to $37.5 Million in 1998 due to the commencement of operations of the "GREEN POINT" and the "HICKORY," a LASH vessel purchased early in 1998 now operating in the Liner Services segment as a feeder vessel. Depreciation on the Company's U.S. Flag Coal Carrier, "ENERGY ENTERPRISE," and one of the LASH vessels operating in the LINER SERVICES segment increased due to capital improvements made in 1997.

      OTHER INCOME AND EXPENSES. Administrative and general expenses increased slightly from $25.5 Million in 1997 to $26.4 Million in 1998.

      Earnings for 1998 included a gain of $7.8 Million recognized on the sale of one of the Company's PCC's in December of 1998. As discussed earlier in this report, the sale of this vessel was part of the Company's plan to replace it with a newer and larger PCTC that delivered in December of 1998.

      Interest expense was $28.7 Million in 1998 as compared to $27.7 Million in 1997. The increase was primarily the result of financing associated with the acquisition of the "GREEN POINT" early in the second quarter as discussed previously. On January 22, 1998, the Company issued $110 Million of 7 3/4% Senior Notes due 2007 (the "Notes"), the proceeds of which were used to repay shorter-term amortizing bank debt. The aforementioned early repayment of debt and regularly scheduled principal payments substantially offset interest expense on these Notes.

      INCOME TAXES. The Company provided $4.4 Million and $1.3 Million for Federal income taxes at the statutory rate of 35% for 1998 and 1997, respectively.

YEAR  ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

      GROSS VOYAGE PROFIT. Gross voyage profit decreased 17.2% to $55.4 Million in 1997 as compared to $66.9 Million in 1996 primarily due to lower profitability from the LINER SERVICES segment resulting from operating a three-vessel transatlantic liner service in lieu of a two-vessel service and the reduction of subsidy payments. In the first quarter of 1997, the LINER SERVICES segment added a newly-acquired and refurbished LASH vessel, the "ATLANTIC FOREST," to its transatlantic service with the objective of phasing out one of the older vessels in that service. To take advantage of the opportunity to acquire a LASH vessel, which might not have been available at a later date, the Company purchased the "ATLANTIC FOREST" and placed it in service earlier than the optimal time. Although there was an overlap of service with the two other vessels, putting her in service in 1997 enabled the Company to shake down the new vessel before retiring the old vessel. However, the Company was unable to economically fill the additional cargo space of the three vessels primarily due to a strengthened U.S. dollar, which contributed to a decline in U.S. exports and softened demand for shipping services. This situation contributed to a lower gross voyage profit from this segment for 1997 as compared to 1996.

      The Company's Operating Differential Subsidy ("ODS") agreements for its four LASH vessels employed in its LINER SERVICES segment operating between ports on the U.S. Gulf/U.S. Atlantic Coast and South Asia expired for each of the vessels during the first and second quarters of 1997. Upon the expiration of the ODS agreements, these four vessels and the Company's two U.S. Flag PCC's operating in the TIME CHARTER CONTRACTS segment began participation in the Maritime Security Program ("MSP"). The MSP provides for subsidy payments of approximately $2.1 Million per vessel per year as compared to approximately $5.8 Million per vessel per year under the ODS agreements. As a result, subsidy payments were approximately $10 Million less for 1997 as compared to 1996. This loss of revenue was substantially offset by the Company's cost reduction programs that reduced shipboard and shoreside expenses. In 1998, another PCC in the TIME CHARTER CONTRACTS segment, the "GREEN POINT," also qualified for and began receiving MSP payments.

      The TIME CHARTER CONTRACTS segment also contributed to the decrease in gross voyage profit during this period due to scheduled charterhire rate reductions effective January 1, 1997, for the Company's three Roll-On/Roll-Off vessels employed in MSC's military prepositioning program, and the renewal in mid-1997 of the MSC contract for the time charter of one of the Company's LASH vessels at lower charterhire rates. Increased gross voyage profit from two of the Company's LASH vessels operating under contracts with the MSC that were renewed at increased charterhire rates in mid-1996 partially offset the lower gross voyage profit for this segment.

      Additionally, gross voyage profit from the CONTRACTS OF AFFREIGHTMENT segment was lower in 1997 as compared to 1996 due to a decrease in the amount of tonnage carried under a long-term contract to provide transportation services to a major mining company in Indonesia.

      Results for the OTHER segment were lower for 1997 than 1996 due to expensing certain previously deferred costs related to the Company's decision to forego development of a new service.

      Vessel and barge depreciation increased 6.1% to $34.6 Million during 1997 as compared to $32.6 Million in 1996 due to the commencement of operations of the "ENERGY ENTERPRISE"; "JAVA SEA"; and "ATLANTIC FOREST" in February of 1996, September of 1996, and January of 1997, respectively. These increases were partially offset by a decrease resulting from the sale, in mid-1996, of the Company's semi-submersible barge, the "CAPS EXPRESS."

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

      The Company's working capital increased from $40 Million at December 31, 1997, to $44.9 Million at December 31, 1998, after provision for current maturities of long-term debt and capital lease obligations of $20.1 Million. Cash and cash equivalents were $32 Million at December 31, 1998 and 1997.

      The major source of cash flows from operating activities of $66 Million was net income adjusted for the gain on the sale of the vessel and noncash provisions such as depreciation, amortization, the impairment loss.

      Net cash used for investing activities of $116.9 Million included the purchase of two PCTC's, the "HICKORY," 82 LASH barges and two special purpose barges, and capital improvements on two LASH vessels operating in the LINER SERVICES segment all of which totaled approximately $114.1 Million. Other uses of cash included $14.0 Million for the cost of drydocking certain vessels, $3.4 Million used to purchase a 37.5% interest in three companies that operate cement carrying vessels under medium to long-term contracts, and $1.1 Million for the purchase of short-term investments. These uses of cash were partially offset by the proceeds of $15.5 Million received from the aforementioned sale of the PCC in late 1998.

      Net cash provided by financing activities of $50.9 Million included the net proceeds from the Company's sale of the Notes in January of 1998 of approximately $109.4 Million. The remaining proceeds of $108 Million were used for the purchase of the two PCTC's and general corporate purposes. The proceeds from the Notes were used primarily to repay certain indebtedness of the Company's subsidiaries and for related transaction costs. These sources of cash from financing activities were offset by reductions of debt and capital lease obligations of $161.2 Million for repayment of debt, including the Company's repurchase of $1 Million principal amount of its 9% Senior Notes and the use of the proceeds from the 7 3/4% Notes as discussed above, scheduled principal payments, and repayments of amounts drawn under the line of credit. Additionally, $3.0 Million was used for transaction costs of issuing the Notes, $1.7 Million was used to meet common stock dividend requirements, and $432,000 was used to pay a make-whole premium on one of the loans prepaid with the proceeds of the Notes, and $289,000 was used for the purchase of Treasury Stock.

       In the third quarter of 1988, the Board of Directors declared a quarterly dividend of $.05 per share ($.04 per share after giving effect to the November 17, 1995, twenty-five percent stock split) and continued quarterly dividends in the same amount for each quarterly period through the third quarter of 1995. The Board increased the dividend to $.0625 per share in the fourth quarter of 1995 and has continued quarterly dividends in the same amount for each quarterly period through the fourth quarter of 1998. The Board has expressed its intent to continue to declare similar quarterly dividends in the future, subject to the ability of the Company's operating subsidiaries to continue to achieve satisfactory earnings. Dividends on common stock during 1998 amounted to approximately $1.7 Million.

      Management believes that normal operations will provide sufficient working capital and cash flows to meet debt service and dividend requirements during the foreseeable future.

      To meet short-term requirements when fluctuations occur in working capital, at December 31, 1998, the Company had available a $50 Million revolving credit facility. Draws against this facility totaled $29 Million at December 31, 1998, of which $8 Million was repaid in January of 1999.

      The Company has not been notified that it is a potentially responsible party in connection with any environmental matters.

STOCK REPURCHASE PROGRAM

      In October of 1998, the Company's Board of Directors approved a stock repurchase program to buy up to 500,000 shares of its common stock. The repurchases will be made in the open market or in privately negotiated transactions at the discretion of the Company's management, depending upon financial and market conditions or as otherwise provided by the Securities and Exchange Commission and New York Stock Exchange rules and regulations. As of December 31, 1998, 18,575 shares had been repurchased under this program for a total cost of $289,000. Subsequent to year-end, as of February 18, 1999, the Company repurchased an additional 80,525 shares for a total cost of approximately $1.3 Million.

COAL TRANSPORTATION CONTRACT

      On December 15, 1998, the Company was notified that Seminole Electric Cooperative, Inc. ("Seminole") had filed suit against the Company's wholly owned subsidiary, Central Gulf Lines, Inc. ("CGL"), seeking declaratory judgment that Seminole was entitled to terminate its performance under a long-term coal transportation agreement with CGL, subject to Seminole's obligation to pay "fair and lawful damages" to CGL. Seminole's complaint states that it is "prepared to pay damages to CGL to return to CGL the value of the profits that CGL otherwise would earn over the remaining term" of the agreement and asks the court to determine the amount of damages payable to CGL as a result of termination of its performance. CGL has disputed Seminole's right to terminate performance and has served demand for arbitration pursuant to the terms of the agreement in which CGL seeks specific performance of the agreement for its remaining six-year term, and in the alternative, damages. Because of Seminole's admitted obligation to reimburse CGL for its lost profits, the Company does not believe that this dispute will have a material adverse effect on its financial condition or results of operations, even if Seminole is successful in terminating its performance under the agreement (SEE NOTE F FOR ADDITIONAL INFORMATION ON THIS CONTRACT).

YEAR 2000 COMPLIANCE

      The Year 2000 ("Y2K") issue refers to the potential failure of information technology ("IT") systems, telecommunications, and other electronic devices before, on, or after January 1, 2000. This problem is primarily due to the use of a 2-digit year indicator within software code including applications, operating systems, hardware, or microchips. Non-compliant systems will likely interpret the "00" in "2000" incorrectly as "1900."

      STATE OF READINESS. The Company has appointed a Y2K Project Manager who, along with department heads responsible for compliance in their respective areas, is addressing the Y2K issue. The Company's Y2K Plan is an overall corporate plan supported by lower-tier plans and schedules developed by each functional area. The phases in the Y2K Plan include INVENTORY, ASSESSMENT, REMEDIATION, TESTING, and CONTINGENCY PLANNING.

      During the INVENTORY PHASE, all computer-based systems, components (such as systems developed in-house, purchased software, computers, and associated hardware), service providers, and hardware that contain microchips that support the functionality of the Company are being identified. Additionally, items that, in and of themselves, may not be impacted by the date change, but that interface with systems or equipment that are impacted by the date change are being identified.

      The ASSESSMENT PHASE involves determining which systems are date-sensitive and prioritizing how critical each of these systems is to continuation of the Company's business activities.

      Once the assessment phase is complete, the REMEDIATION PHASE begins. During this phase, the strategies for addressing systems that are not Y2K compliant will be developed. Possible strategies include repairing, replacing, or retiring the system.

      The TESTING PHASE will verify that the repaired or replaced system will operate properly when the date changes, and that existing business functions will continue to operate as expected. Testing efforts will not be confined solely to IT systems. Non-IT systems such as building infrastructure and components with embedded microchips will also be evaluated.

      The inventory and assessment phases are complete for IT systems, and those identified as most critical were 75% remediated and tested by December 31, 1998. The remaining IT systems will be addressed through September of 1999. Vessel systems inspection and original equipment manufacturer ("OEM") testing is ongoing through April of 1999. Contingency plans for vessels are in place.

      The Company has contacted its key suppliers and customers to ensure they are addressing the Y2K issue. Y2K questionnaires have been issued to these suppliers and customers and their responses are being reviewed to determine what action by the Company, if any, is necessary.

      COSTS TO ADDRESS Y2K ISSUES. Expenditures related to evaluating and remediating any Y2K problems through December 31, 1998, have not had a material effect on the Company's financial position or results of operations. It is anticipated that the resources required to address Y2K issues during 1999 will be provided primarily by existing levels of personnel. While management does not expect Y2K compliance costs to have a material adverse effect on the Company, estimates of total expenditures for Y2K issues, including all phases of the Y2K Plan described above, as well as the cost of replacing or modifying any non-compliant IT systems have been submitted to the Company's management for review. Vessel Y2K budgets include OEM systems testing and replacement for previously identified non-compliant items.

      RISKS OF Y2K ISSUES. A definitive assessment of the risk to the Company if systems that are not Y2K compliant were not identified, or identified but not successfully remediated, has been and continues to be undertaken. No Y2K issues have been identified that are unique to the Company or that otherwise would not be found in its industry.

      CONTINGENCY PLANS. Once the potential problems that could result from the Y2K issue have been identified, the steps required in the event any system fails will be determined. Vessel and Information Systems Contingency Plans are complete. An overall Company Plan, which includes these two critical plans plus an Operations plan is scheduled to be completed by March 31, 1999. Cost estimates to implement the contingency plans will be refined and analyzed against other options.

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

      In the ordinary course of its business, the Company is exposed to foreign currency, interest rate, and commodity price risk. The Company utilizes derivative financial instruments including forward exchange contracts and commodity swap agreements to manage certain of these exposures. The Company hedges only firm commitments or anticipated transactions and does not use derivatives for speculation. The Company neither holds nor issues financial instruments for trading purposes.

      INTEREST RATE RISK. The fair value of the Company's cash and short-term investment portfolio at December 31, 1998, approximated carrying value due to its short-term duration. The potential decrease in fair value resulting from a hypothetical 10% increase in interest rates at year-end for the Company's investment portfolio was not material.

      The fair value of long-term debt, including current maturities, was estimated to be $380.9 Million compared to a carrying value of $366.6 Million. The potential increase in fair value resulting from a hypothetical 10% adverse change in the borrowing rates applicable to the Company's long-term debt at December 31, 1998, was approximately $10.1 Million or 3% of the carrying value.

      FOREIGN EXCHANGE RATE RISK. The Company has entered into foreign exchange contracts to hedge certain firm purchase and sale commitments with varying maturities throughout 1999. The exchange rates at which these contracts were entered into did not materially differ from the exchange rates in effect at December 31, 1998. The potential fair value that would have resulted from a hypothetical 10% adverse change in the exchange rates applicable to these contracts at December 31, 1998, was a liability of approximately $100,000.

      COMMODITY PRICE RISK. At December 31, 1998, the Company had entered into a commodity swap agreement to manage the Company's exposure to price risk related to the purchase a portion of the estimated 1999 fuel requirements for its LINER SERVICES segment. The agreement locked in the price the Company would pay per ton of fuel for 1999 at a specific price for a specified quantity. While this arrangement is structured to reduce the Company's exposure to increases in fuel prices, it also limits the benefit the Company might otherwise receive from any price decreases associated with this commodity.

      The fair value of this agreement at December 31, 1998, estimated based on the difference between year-end price per ton of fuel and the contract delivery price per ton of fuel times the quantity applicable to the agreement, was a liability of $593,000. A hypothetical 10% decrease in fuel prices as of December 31, 1998, would have resulted in a $390,000 increase in the fair value of the liability.

NEW ACCOUNTING PRONOUNCEMENTS

      During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Also in 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." During 1997, the FASB issue SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

      The Company has adopted SFAS No. 131 and SFAS No. 132 for the year ended December 31, 1998. SFAS No. 133 is effective for fiscal quarter of fiscal years beginning after June 15, 1999. The Company has not chosen early adoption and, as it is not possible to predict the Company's derivative position at the time this standard will be applied, it is unknown what effect, if any, SFAS No.
133 will have on its financial statements once adopted.

      SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has not chosen early adoption and expects no material impact on its financial statements when the SOP is adopted. (SEE NOTE A FOR FURTHER DETAILS ON NEW ACCOUNTING PRONOUNCEMENTS).

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(All Amounts in Thousands Except Per Share Data)

                                                  Year Ended December 31,
                                               1998         1997         1996
                                            ---------    ---------    ---------
Revenues ................................   $ 370,056    $  75,515    $  53,346
Subsidy Revenue .........................      14,092       15,541       25,581
                                            ---------    ---------    ---------
                                              384,148      391,056      378,927
                                            ---------    ---------    ---------
Operating Expenses:
         Voyage Expenses ................     281,901      301,084      279,395
         Vessel and Barge
         Depreciation ...................      37,456       34,569       32,584
         Impairment Loss ................       7,000         --           --
                                            ---------    ---------    ---------
              Gross Voyage Profit .......      57,791       55,403       66,948
                                            ---------    ---------    ---------
Administrative and General Expenses .....      26,406       25,454       26,256

Gain on Sale of Vessel ..................       7,762         --           --
                                            ---------    ---------    ---------
         Operating Income ...............      39,147       29,949       40,692
                                            ---------    ---------    ---------
Interest:
         Interest Expense ...............      28,738       27,654       28,528
         Investment Income ..............      (1,569)      (1,458)      (1,935)
                                            ---------    ---------    ---------
                                               27,169       26,196       26,593
                                            ---------    ---------    ---------
Income Before Provision for Income
  Taxes And Extraordinary Item ..........      11,978        3,753       14,099
                                            ---------    ---------    ---------
Provision (Benefit) for Income
  Taxes:
         Current ........................       2,987        3,119        3,246
         Deferred .......................       1,385       (1,773)       1,533
         State ..........................         301          252          684
                                            ---------    ---------    ---------
                                                4,673        1,598        5,463
                                            ---------    ---------    ---------
Income Before Extraordinary Item ........   $   7,305    $   2,155    $   8,636
                                            ---------    ---------    ---------
Extraordinary Loss on Early
Extinguishment of Debt (Net of
  Income Tax Benefit of $554 and
  $437, Respectively) ...................      (1,029)        --           (813)
                                            ---------    ---------    ---------
Net Income ..............................   $   6,276        2,155        7,823
                                            =========    =========    =========

Basic and Diluted Earnings Per
Share:
         Income Before
           Extraordinary Loss ...........   $    1.09    $    0.32    $    1.29

         Extraordinary Loss .............       (0.15)        --          (0.12)
                                            =========    =========    =========
         Net Income .....................   $    0.94    $    0.32    $    1.17
                                            =========    =========    =========

        The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS

(All Amounts in Thousands)
                                                      DECEMBER 31,  December 31,
ASSETS                                                   1998          1997
                                                       ---------     ---------

Current Assets:
         Cash and Cash Equivalents ...............     $  32,008      $  32,002
         Marketable Securities ...................        12,136         10,758
         Accounts Receivable, Net of
           Allowance for Doubtful
           Accounts of $334 and
           $208 in 1998 and 1997,
           Respectively:
                        Traffic ..................        40,543         35,442
                        Agents' ..................         8,082          7,128
                        Claims and Other .........         5,243          3,031
         Federal Income Taxes Receivable .........         1,325             43
         Net Investment in Direct Financing
           Leases ................................         2,532          1,913
         Other Current Assets ....................         4,215          4,187
         Material and Supplies Inventory, at
           Cost ..................................        13,130         13,296
                                                       ---------      ---------
Total Current Assets .............................       119,214        107,800
                                                       ---------      ---------
Marketable Equity Securities .....................           205            582
                                                       ---------      ---------
Investment in Unconsolidated Entities ............         3,368           --
                                                       ---------      ---------
Net Investment in Direct Financing Leases ........        66,494         20,552
                                                       ---------      ---------
Vessels, Property, and Other Equipment, at
  Cost:
         Vessels and Barges ......................       745,390        689,856
         Other Marine Equipment ..................         7,776          7,590
         Terminal Facilities .....................        18,494         18,377
         Land ....................................         2,317          2,317
         Furniture and Equipment .................        16,799         16,853
                                                       ---------      ---------
                                                         790,776        734,993
Less -  Accumulated Depreciation .................      (356,217)      (311,557)
                                                       ---------      ---------
                                                         434,559        423,436
                                                       ---------      ---------
Other Assets:
         Deferred Charges, Net of Accumulated
           Amortization of $75,255 and
           $53,913 in 1998 and 1997,
           Respectively ..........................        38,849         38,960
         Acquired Contract Costs, Net of
           Accumulated Amortization
           of $14,154 and $12,699 in 1998
           and 1997, Respectively ................        16,371         17,826
         Due from Related Parties ................           296            369
         Other ...................................        10,448          8,679
                                                       ---------      ---------
                                                          65,964         65,834
                                                       ---------      ---------
                                                       $ 689,804      $ 618,204
                                                       =========      =========

        The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS

(All Amounts in Thousands Except Share Data)

                                                      DECEMBER 31,  December 31,
                                                          1998         1997
                                                        ---------    ---------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
         Current Maturities of Long-Term Debt ......    $  17,212     $  35,865
         Current Maturities of Capital Lease
Obligations ........................................        2,915         2,579
         Accounts Payable and Accrued
           Liabilities .............................       54,146        51,735
         Current Deferred Income Tax Liability .....           27           171
         Current Liabilities to be Refinanced ......         --         (22,511)
                                                        ---------     ---------
Total Current Liabilities ..........................       74,300        67,839
                                                        ---------     ---------
Current Liabilities to be Refinanced ...............         --          22,511
                                                        ---------     ---------
Billings in Excess of Income Earned and
  Expenses Incurred ................................        7,099         5,903
                                                        ---------     ---------
Long-Term Capital Lease Obligations, Less
  Current Maturities ...............................       12,085        14,994
                                                        ---------     ---------
Long-Term Debt, Less Current Maturities ............      349,340       271,835
                                                        ---------     ---------
Deferred Credits:
         Deferred Income Taxes .....................       40,906        39,494
         Claims and Other ..........................       28,966        22,823
                                                        ---------     ---------
                                                           69,872        62,317
                                                        ---------     ---------
Commitments and Contingent Liabilities
Stockholders' Investment:
         Common Stock, $1.00 Par Value,
           10,000,000 Shares Authorized,
           6,756,330 Shares Issued at
           December 31, 1998 and 1997 ..............        6,756         6,756
         Additional Paid-In Capital ................       54,450        54,450
         Retained Earnings .........................      117,399       112,794
         Less --- 92,018 and 73,443 Shares of
         Common Stock in Treasury, at Cost, at
         December 31, 1998 and 1997,
         Respectively ..............................       (1,422)       (1,133)

         Accumulated Other Comprehensive Loss ......          (75)          (62)
                                                        ---------     ---------
                                                          177,108       172,805
                                                        ---------     ---------
                                                        $ 689,804     $ 618,204
                                                        =========     =========

        The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
(All Amounts in Thousands)

                                                                                                          Accumulated
                                                            Additional                                       Other
                                               Common         Paid-In         Retained        Treasury    Comprehensive
                                                Stock         Capital         Earnings          Stock     Income (Loss)     Total
                                               -------        --------        ---------        -------    -------------   ---------
Balance at December 31, 1995 ...........       $ 6,756        $ 54,450        $ 106,158        ($1,133)       $ 30        $ 166,261
Comprehensive Income:
   Net Income for Year Ended
      December 31, 1996 ................          --              --              7,823           --           --             7,823
    Other Comprehensive
     Income:
      Unrealized Holding
       Loss on Marketable
       Securities, Net
       of Deferred Taxes
       of ($3) .........................          --              --               --             --            (6)              (6)
                                                                                                                          ---------
Total Comprehensive Income .............                                                                                      7,817
Cash Dividends .........................          --              --             (1,671)          --           --            (1,671)
                                               -------        --------        ---------        -------        ----        ---------
Balance at December 31, 1996 ...........       $ 6,756        $ 54,450        $ 112,310        ($1,133)       $ 24        $ 172,407
                                               =======        ========        =========        =======        ====        =========
Comprehensive Income:

    Net Income for Year
     Ended December 31, 1997 ...........          --              --              2,155           --           --             2,155
    Other Comprehensive
     Income:
      Unrealized Holding
        Loss on Marketable
        Securities,
        Net of Deferred
        Taxes of ($46) .................          --              --               --             --           (86)             (86)
                                                                                                                          ---------
Total Comprehensive Income .............                                                                                      2,069
Cash Dividends .........................          --              --             (1,671)          --           --            (1,671)
                                               -------        --------        ---------        -------        ----        ---------
Balance at December 31, 1997 ...........       $ 6,756        $ 54,450        $ 112,794        ($1,133)       ($62)       $ 172,805
                                               =======        ========        =========        =======        ====        =========
COMPREHENSIVE INCOME:

    NET INCOME FOR THE YEAR
      ENDED DECEMBER 31, 1998 ..........          --              --              6,276           --           --             6,276

    OTHER COMPREHENSIVE
     INCOME:
      UNREALIZED HOLDING
       LOSS ON MARKETABLE
       SECURITIES, NET
       OF DEFERRED
       TAXES OF ($7) ...................          --              --               --             --           (13)             (13)
                                                                                                                          ---------
TOTAL COMPREHENSIVE INCOME .............                                                                                      6,263
TREASURY STOCK .........................                                                          (289)                        (289)
CASH DIVIDENDS .........................          --              --             (1,671)          --           --            (1,671)
                                               -------        --------        ---------        -------        ----        ---------
BALANCE AT DECEMBER 31, 1998 ...........       $ 6,756        $ 54,450        $ 117,399        ($1,422)       ($75)       $ 177,108
                                               =======        ========        =========        =======        ====        =========

        The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(All Amounts in Thousands)

                                                  Year Ended December 31,
                                               1998         1997         1996
                                            ---------    ---------    ---------
Cash Flows from Operating Activities:
    Net Income ..........................   $   6,276    $   2,155    $   7,823
    Adjustments to Reconcile Net
      Income to Net Cash
      Provided by Operating
Activities:
         Depreciation ...................      40,056       37,259       34,939
         Amortization of Deferred
           Charges and Other Assets .....      22,846       24,429       19,309
         Provision (Benefit) for
           Deferred Income Taxes ........       1,385       (1,773)       1,533
         (Gain) Loss on Sale of
           Vessels and Other Property ...      (7,765)          20          (11)
         Impairment Loss ................       7,000         --           --
         Extraordinary Loss .............       1,029         --            813
      Changes in:
         Accounts Receivable ............      (7,789)       7,671       (8,515)
         Net Investment in Direct
           Financing Leases .............       2,031        2,365        1,756
         Inventories and Other
           Current Assets ...............         678          740       (3,539)
         Other Assets ...................         492       (1,098)      (1,177)
         Accounts Payable and Accrued
           Liabilities ..................      (6,300)     (11,233)         910
         Federal Income Taxes Payable ...      (1,009)       2,523       (6,765)
         Unearned Income ................       5,718       (2,732)       3,996
         Deferred Credits ...............       1,367        3,839       (2,118)
                                            ---------    ---------    ---------
Net Cash Provided by Operating
  Activities ............................      66,015       64,165       48,954
                                            ---------    ---------    ---------
Cash Flows from Investing Activities:
    Investment in Direct Financing
      Lease .............................     (58,354)        --           --
    Purchase of Vessels and Other
      Property ..........................     (55,727)     (19,553)     (65,104)
    Additions to Deferred Charges .......     (13,955)     (18,302)     (28,171)
    Proceeds from Sale of Vessels and
      Other Property ....................      15,484          334        2,512
    Purchase of and Proceeds from
      Short-Term Investments ............      (1,072)      (8,028)       1,799
    Investment in Unconsolidated
      Entity ............................      (3,368)        --           --
    Proceeds from Note Receivable .......        --           --          8,100
    Purchase of Marketable Equity
      Securities ........................        --           (778)        --
    Other Investing Activities ..........          73          135        4,295
                                            ---------    ---------    ---------
Net Cash Used by Investing Activities ...    (116,919)     (46,192)     (76,569)
                                            ---------    ---------    ---------
Cash Flows from Financing Activities:
    Proceeds from Issuance of Debt ......     217,435       90,066      147,482
    Reduction of Debt and Capital
      Lease Obligations .................    (161,156)    (117,250)    (126,704)
    Additions to Deferred Financing
      Charges ...........................      (2,977)        (136)      (2,753)
    Purchase of Treasury Stock ..........        (289)        --           --
    Common Stock Dividends Paid .........      (1,671)      (1,671)      (1,671)
    Other Financing Activities ..........        (432)        --           --
                                            ---------    ---------    ---------
Net Cash Provided (Used) by Financing
  Activities ............................      50,910      (28,991)      16,354
                                            ---------    ---------    ---------
Net Increase (Decrease) in Cash and
  Cash Equivalents ......................           6      (11,018)     (11,261)
Cash and Cash Equivalents at
  Beginning of Year .....................      32,002       43,020       54,281
                                            ---------    ---------    ---------
Cash and Cash Equivalents at End of
  Year ..................................   $  32,008    $  32,002    $  43,020
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

NATURE OF OPERATIONS

      The Company, through its subsidiaries, operates a diversified fleet of U.S. and international flag vessels that provide international and domestic maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. At December 31, 1998, the Company's fleet consisted of 33 ocean-going vessels, 19 towboats, 127 river barges, 28 special purpose barges, 1,864 LASH barges, and related shoreside handling facilities. The Company's strategy is to
(i) identify customers with marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, and (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements.

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

VESSELS AND OTHER PROPERTY

      Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges, and other equipment under construction are capitalized to properly reflect the cost of assets acquired. No interest was capitalized in 1998. Capitalized interest totaled $40,000 and $425,000 for the years ended December 31, 1997 and 1996, respectively. Capitalized interest was calculated based on the interest rates applicable to the financing of the asset under construction.

      Assets under capital leases are recorded on the consolidated balance sheets under the caption Vessels, Property, and Other Equipment (SEE NOTE G).

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

      In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" issued by the Financial Accounting Standards Board ("FASB"), during 1998, the Company recognized an impairment loss of $7,000,000 on its Cape-Size Bulk Carrier. Depressed freight rates in the market for this type of vessel, along with management's expectation that these conditions will not improve in the near-term, triggered a review of the recoverability of the carrying amount of this vessel. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value. The fair value of the vessel was estimated by determining the present value of its expected future cash flows using a discount rate commensurate with the risk involved.

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

      Estimated useful lives of Vessels, Terminal Facilities, and Other Marine Equipment are as follows:

                                                       YEARS
                                                       -----
     1 LASH Vessel                                       32
     10 LASH Vessels                                     30
     1 LASH Vessel                                       15
     2 Pure Car Carriers                                 20
     1 Pure Car Carrier                                  12
     1 Pure Car/Truck Carrier                            20
     1 Pure Car/Truck Carrier                            16
     1 Coal Carrier                                      15
     11 Other Vessels *                                  25
     Coal
     Terminal                                            22
     LITCO Terminal                                      11
     Marine Equipment                                     4

* Includes three FLASH units, two ice-strengthened multi-purpose vessels, two float-on/float-off special purpose vessels, a dockship, a cape-size bulk carrier, a molten sulphur carrier, and a container vessel. At December 31, 1998, the Company's fleet of 33 vessels also included three roll-on/roll-off vessels which it operates and a LASH vessel which has not yet been placed in service.

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

FOREIGN CURRENCY TRANSLATION

      All exchange adjustments are charged or credited to income in the year incurred. Exchange gains of $347,000 and $175,000 were recognized for the years ended December 31, 1998 and 1997, respectively. An exchange loss of $17,000 was recognized for the year ended December 31, 1996.

DIVIDEND POLICY

        The Board of Directors declared and paid dividends of 6.25 cents per share for each quarter in 1998 and 1997. Subsequent to year end, a dividend of
6.25 cents per common share was declared to be paid in the first quarter of 1999.

NET INCOME PER COMMON SHARE

      Earnings per common share are based on the weighted average number of shares outstanding during the period. The weighted average number of common shares outstanding was 6,682,216 for the year ended December 31, 1998 and 6,682,887 for the years ended December 31, 1997 and 1996. Basic and diluted weighted average common shares outstanding were the same for each of these years. The effect of stock options granted during 1998 was anti-dilutive.

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

       The Maritime Security Act ("MSA"), which provides for a new subsidy program for certain U.S. flag vessels, was signed into law in October of 1996. Seven of the Company's vessels qualify for MSA participation including the four aforementioned LASH vessels which operated under ODS, two of the Company's Pure Car Carriers ("PCC"), and a Pure Car/Truck Carrier ("PCTC") the Company purchased and placed into service in 1998. The two PCC's began receiving MSA payments in late 1996, the four LASH vessels that were operated under ODS began receiving MSA payments upon the expiration of ODS in the first quarter of 1997, and the PCTC began receiving MSA payments immediately upon its commencement of operations in April of 1998. MSA eliminated the trade route restrictions imposed by the ODS program and allows flexibility to operate freely in the competitive market. MSA provides for annual subsidy payments of $2,100,000 per year per vessel for a total of ten years. These payments are subject to appropriation each year and are not guaranteed. Under the previous ODS agreement, subsidy payments were approximately $5,800,000 per year per vessel. In an effort to partially offset the decrease in the amount of subsidy payments to be provided under MSA, as compared to ODS, the Company has implemented initiatives to reduce shipboard costs and shoreside expenses.

SELF-RETENTION INSURANCE

      The Company is self-insured for most Personal Injury and Cargo claims under $1,000,000, for Hull claims under $2,500,000, and for claims for Loss of Hire under 60 days. Primary deductibles are $25,000 for Hull, Personal Injury, and Cargo, $1,000 for LASH barges, and 10 days for Loss of Hire. The Company maintains insurance for individual claims over the above levels and maintains Stop Loss insurance to cover aggregate claims between those levels and the primary deductible levels. The Company is responsible for all claims under the primary deductibles. Under the Stop Loss insurance, claim costs between the primary deductible and $1,000,000 and $2,500,000, as applicable, are the responsibility of the Company until the aggregate Stop Loss is met. The aggregate annual Stop Loss, excluding primary deductibles, is $6,000,000 for each of the policy years ending June 26, 1999, 1998, and 1997. After the Company has retained the aggregate amounts, all additional claims are recoverable from underwriters.

      Provisions for losses are recorded based on the Company's estimate of the eventual settlement costs. The current portions of these liabilities were $6,627,000 and $6,278,000 at December 31, 1998 and 1997, respectively, and the noncurrent portions of these liabilities were $10,251,000 and $13,675,000 at December 31, 1998 and 1997, respectively.

STOCK REPURCHASE PROGRAM

      In October of 1998, the Company's Board of Directors approved a stock repurchase program of up to 500,000 shares of its common stock. The repurchases will be made in the open market or in privately negotiated transactions at the discretion of the Company's management, depending upon financial and market conditions or as otherwise provided by the Securities and Exchange Commission and New York Stock Exchange rules and regulations. As of December 31, 1998, 18,575 shares had been repurchased under this program for a total cost of $289,000. Subsequent to year-end as of February 18, 1999, the Company repurchased an additional 80,525 shares for a total cost of $1,287,000.

NEW ACCOUNTING PRONOUNCEMENTS

      During 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

      SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 was effective for fiscal years beginning after December 15, 1997, and the required disclosures are included herein
(SEE NOTE C).

      SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not chosen early adoption and, as it is not possible to predict the Company's derivative position at the time this standard will be applied, it is unknown what effect, if any, SFAS No. 133 will have on its financial statements once adopted.

      In April of 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has not chosen early adoption and expects no material impact on its financial statements when the SOP is adopted.

      During 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 131 and the required disclosures are included herein (SEE NOTE I).

NOTE B - LONG-TERM DEBT
                                                          (ALL AMOUNTS IN
                                                             THOUSANDS)

                          DECEMBER    December              DECEMBER   December
                             31,         31,                   31,        31,
DESCRIPTION                 1998        1997        DUE        1998      1997
-----------                 ----        ----        ---        ----      ----

Unsecured Senior Notes-
  Fixed Rate             7.75-9.00%     9.00%     2003-2007  202,390     93,891
Fixed Rate Notes
Payable                  6.70-8.50%   6.70-9.97%  2000-2008   39,438     51,926
Variable Rate Notes
  Payable                6.03-6.63%   6.64-7.37%  2001-2008   66,857     99,541
U.S. Government
  Guaranteed Ship
  Financing
Notes and Bonds -
  Fixed Rate                8.30%     6.58-8.30%     2009      28,867    40,342
Lines of Credit             6.41%     6.88-7.47%     2001      29,000    22,000
                                                            --------- ---------
                                                              366,552   307,700
                        Less Current
                        Maturities (Net of
                        Amounts to be
                        Refinanced)                           (17,212)  (13,354)
                                                            --------- ---------
                                                            $ 349,340 $ 294,346
                                                            ========= =========

      On January 22, 1998, the Company issued a new series of $110,000,000 aggregate principal amount 7 3/4% Senior Notes due 2007 (the "Notes"). The net proceeds from these Notes were used to repay certain indebtedness of the Company's subsidiaries during the first quarter of 1998. Upon retirement of this indebtedness, the Company incurred an Extraordinary Loss on Early Extinguishment of Debt of approximately $1,029,000, net of taxes.

      The aggregate principal payments required as of December 31, 1998, for each of the next five years are $17,212,000 in 1999, $45,607,000 in 2000,
$19,515,000 in 2001, $11,187,000 in 2002, and $103,865,000 in 2003. In addition to regularly scheduled principal payments, the $45,607,000 required in 2000 includes repayment of the $29,000,000 drawn on the Company's line of credit as of December 31, 1998. During early 1999, $8,000,000 was repaid on those lines of credit before their scheduled maturity in 2000.

      Certain of the vessels and barges owned by the Company are mortgaged under certain debt agreements. The Company has six vessels and 558 LASH barges pledged with a net book value totaling $223,029,000. Additional collateral includes a security interest in certain operating contracts and receivables. The remaining indebtedness of the Company is unsecured. Most of these agreements, among other things, impose minimum working capital and net worth requirements, as defined, impose restrictions on the payment of dividends, and prohibit the Company from incurring, without prior written consent, additional debt or lease obligations, except as defined. The Company has consistently met the minimum working capital and net worth requirements during the period covered by the agreements and is in compliance with these requirements as of December 31, 1998.

      The most restrictive of the Company's credit agreements restrict the declaration or payment of dividends unless (1) the total of (a) all dividends paid, distributions on, or other payments made with respect to the Company's capital stock during the period beginning January 1, 1998, and ending on the date of dividend declaration or other payment and (b) all investments other than Qualified Investments (as defined) of the Company and certain designated subsidiaries will not exceed the sum of $10,000,000 plus 50% (or, in case of a loss, minus 100%) of the Company's consolidated net income during the period described above plus the net cash proceeds received from the issuance of common stock by the Company during the above period, and (2) no default or event of default has occurred.

      Certain of the Company's loan agreements also restrict the ability of the Company's subsidiaries to make dividend payments, loans, or advances, the most restrictive of which contain covenants that restrict payments of dividends, loans, or advances to the Company from Sulphur Carriers, Inc. unless certain financial ratios are maintained. As long maintained, there is no restriction on loans or advances to the Company from that subsidiary, but dividends are restricted to 40% of undistributed earnings. Certain other loan agreements restrict the ability of the Company's subsidiaries to dispose of assets to such a degree that the remaining assets' book values are less than the value of the collateralized assets.


      The amounts of potentially restricted net assets were as follows:

                                              (ALL AMOUNTS IN THOUSANDS)

                                               DECEMBER 31,    December 31,
                                                  1998           1997
                                                  ----           ----
          Enterprise Ship Company               $   67,072     $  72,511
          Sulphur Carriers, Inc.                    27,492        23,314
                                              =============   ===========
                Total  Restricted Net
                  Assets                         $   94,564     $  95,825
                                              =============   ===========

      At December 31, 1998, the Company had available one line of credit totaling $50,000,000 used to meet short-term requirements when fluctuations occur in working capital. As of December 31, 1998, the Company had drawn $29,000,000 on this line of credit of which $8,000,000 was repaid in early 1999. At December 31, 1997, the Company had available three lines of credit totaling $35,000,000 of which $22,000,000 was drawn with this amount being fully repaid in early 1998. Early in the first quarter of 1998, the Company entered into the aforementioned $50,000,000 revolving credit facility that replaced the three aforementioned lines of credit.

      Under certain of the above described loan agreements, deposits are made into bank retention accounts to meet the requirements of the applicable agreements. These escrowed amounts totaled $681,000 and $701,000 at December 31, 1998 and 1997, respectively, and were included in Cash and Cash Equivalents.


NOTE C - EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT BENEFITS

      The Company's retirement plan covers all full-time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. The Company's funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in certain bank common trust funds of trust quality assets and money market holdings. The Company's postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The following table sets forth the plans' funded status and costs recognized by the Company:

(ALL AMOUNTS IN THOUSANDS)                                          December 31,     December 31,      December 31,    December 31,
                                                                       1998              1997             1998            1997
                                                                     --------          --------          -------         -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ......................       $ 13,358          $ 12,060          $ 8,036          $ 8,198
Service cost .................................................            704               750              131              116
Interest cost ................................................            969               872              585              549
Actuarial loss (gain) ........................................          1,414               310              906             (407)
Benefits paid ................................................           (620)             (552)            (397)            (421)
Expenses paid ................................................           (108)              (82)            --               --
                                                                     --------          --------          -------          -------
Benefit obligation at end of year ............................         15,717            13,358            9,261            8,036
                                                                     --------          --------          -------          -------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ...............         15,042            13,397             --               --
Actual return on plan assets .................................          1,130             1,779             --               --
Employer contribution ........................................            584               500              397              421
Benefits paid ................................................           (620)             (552)            (397)            (421)
Expenses paid ................................................           (108)              (82)            --               --
                                                                     --------          --------          -------          -------
Fair value of plan assets at end of year .....................         16,028            15,042             --               --
                                                                     --------          --------          -------          -------
Funded status ................................................            311             1,684           (9,261)          (8,036)
Unrecognized net actuarial (gain) loss .......................           (278)           (1,679)           2,307            1,457
Unrecognized prior service cost ..............................             76               103             --               --
                                                                     --------          --------          -------          -------
Prepaid (accrued) benefit cost ...............................       $    109          $    108          $(6,954)         $(6,579)
                                                                     ========          ========          =======          =======

WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate ................................................           6.75%             7.25%            6.75%            7.25%
Expected return on plan assets ...............................           8.00%             8.00%             N/A              N/A
Rate of compensation increase ................................           5.50%             5.50%             N/A              N/A

(ALL AMOUNTS IN THOUSANDS)                                                 Pension Plan               Postretirement Benefits
                                                                    For the year ended December 31,  For the year ended December 31,
COMPONENTS OF NET PERIODIC BENEFIT COST ......................         1998               1997            1998           1997
                                                                    -------            -------            ----           ----
Service cost .................................................      $   704            $   750            $131           $115
Interest cost ................................................          969                872             585            550
Actual return on plan assets .................................       (1,127)            (1,779)            --             --
Amortization of prior service cost ...........................           27                 27             --             --
Unrecognized net actuarial loss ..............................           10                797              57             46
                                                                    -------            -------            ----           ----
Net periodic benefit cost ....................................      $   583            $   667            $773           $711
                                                                    =======            =======            ====           ====

      For measurement purposes, the health and dental care cost trend rate was assumed to be 8.75% for 1998, decreasing steadily by .75% per year over the next five years to a long-term rate of 5%. A one percent change in the assumed health care cost trend rates would have the following effects:

                                                1% Increase       1% Decrease
                                                -----------       -----------
Change in total service and interest cost              $ 89            $ (72)
components for the year ended  December 31, 1998      1,109             (915)
Change in postretirement benefit obligation as of December 31, 1998

      Crew members on the Company's U.S. flag vessels belong to union-sponsored pension plans. The Company contributed approximately $2,339,000, $2,496,000, and $2,685,000 to these plans for the years ended December 31, 1998, 1997, and 1996, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit the Company to determine whether there may be unfunded vested benefits.

      The Company continues to evaluate ways in which it can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of reported obligation and annual expense.

STOCK INCENTIVE PLAN

      In April of 1998, the Company established a stock-based compensation plan, the Stock Incentive Plan (the "Plan"). The purpose of the Plan is to increase shareholder value and to advance the interest of the Company by furnishing a variety of economic incentives designed to attract, retain, and motivate key employees and officers and to strengthen the mutuality of interests between such employees, officers, and the Company's shareholders. Incentives consist of opportunities to purchase or receive shares of common stock in the form of incentive stock options, non-qualified stock option, restricted stock, or other stock-based awards. Under the Plan, the Company may grant incentives to its eligible Plan participants for up to 650,000 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. In April of 1998, options to purchase 475,000 shares of common stock were granted to certain qualified participants at an exercise price of $17.1875 per share. No options were exercised or forfeited during the year. All options vested immediately upon the grant date. Therefore, all 475,000 options were exercisable at December 31, 1998. The maximum term of the options is ten years.

      The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for this plan. Accordingly, no compensation cost has been recognized for options granted under this plan. If the Company had determined compensation cost for the Plan based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the year ended December 31, 1998, would have been reduced to the pro forma amounts indicated below:

                                          AS REPORTED         PROFORMA
                                          -----------         --------
            Net income                    $6,276,000        $3,896,000
            Earnings per share               $0.94             $0.58

      The fair value of each of the 475,000 options granted during 1998 estimated on the date of grant was $7.71 using the Black-Scholes option-pricing model assuming expected volatility of 12.22% and a risk-free rate of 5.89%. The remaining contractual life of each option as of December 31, 1998, was 9.292 years.

NOTE D - INCOME TAXES

      The Federal income tax returns of the Company are filed on a consolidated basis and include the results of operations of its wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings of foreign subsidiaries ($2,245,000 in 1998, $2,369,000 in 1997, and $619,000 in 1996) are
also included.

      Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,000, all of which are expected to remain invested indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987 earnings generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.

      Components of the net deferred tax liability/(asset) are as follows:

                                                     DECEMBER 31,   December 31,
(ALL AMOUNTS IN THOUSANDS)                              1998          1997
                                                       --------      --------
Gross Liabilities:
     Fixed Assets ..............................       $ 48,074      $ 37,129
     Deferred Charges ..........................          9,326         9,885
     Unterminated Voyage Revenue/
          Expense ..............................          2,541         1,192
     Intangible Assets .........................          5,730         7,887
     Deferred Insurance Premiums ...............          1,106         1,551

     Deferred Intercompany .....................          2,530
       Transactions ............................          2,530         2,664
     Insurance and Claims Reserve ..............           --           1,021
     Other Liabilities .........................          1,271         6,114
Gross Assets:
     Insurance and Claims Reserve ..............         (4,788)         --
     Deferred Intercompany
       Transactions ............................         (2,530)       (2,762)
     FASB SFAS No. 106--
          Postretirement Benefits
          Other Than Pensions ..................         (2,453)       (2,324)
     Alternative Minimum Tax Credit
       Carryforward ............................         (9,354)       (9,094)
     Net Operating Loss Carryforward/
       Unutilized Deficit ......................         (6,247)       (4,915)
     Valuation Allowance .......................            879           879

     Other Assets ..............................         (5,152)       (9,562)
                                                       ========      ========
Total Deferred Tax Liability, Net ..............       $ 40,933      $ 39,665
                                                       ========      ========

      The following is a reconciliation of the U.S. statutory tax rate to the Company's effective tax rate:

                                                 Year Ended December 31,
                                           1998           1997           1996
                                          ------         ------         ------
Statutory Rate ...................          35.0%          35.0%          35.0%
State Income Taxes ...............           2.9%           6.7%           4.9%

Other ............................           1.7%           0.8%          (1.2%)
                                          ======         ======         ======
                                            39.6%          42.5%          38.7%
                                          ======         ======         ======

      The Company has available at December 31, 1998, unused operating loss carryforwards of $6,725,000 and unused foreign deficits of $11,123,000. The operating loss carryforwards will expire in 2002.

      Foreign income taxes of $546,000, $596,000, and $680,000 are included in the Company's consolidated statements of income in the Provision for Income Taxes for the years ended December 31, 1998, 1997, and 1996, respectively.

NOTE E - TRANSACTIONS WITH RELATED PARTIES

      During 1990, the Company sold one of its subsidiaries to a former employee at a sales price of $500,000. At the end of 1993, the Company sold another subsidiary to the same party for a sales price of $692,000. The total receivable outstanding from this related party totaled $369,000 and $443,000 at December 31, 1998 and 1997, respectively, and is due over a period of ten years from the date of the 1993 sale. The long-term portion of this receivable is included in Due from Related Parties, and the current portion is included in Accounts Receivable - Claims and Other. Collections on the total receivable were $74,000 for each of the years ended December 31, 1998 and 1997. Interest income on this receivable is earned at the rate of 6% for the first five years and a variable rate of LIBOR plus 2% thereafter and amounted to $25,000, $29,000, and $34,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

      During 1992, a son of the President of the Company became a partner of the legal firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre which has been utilized for various legal services since the Company's inception. The Company made payments to the firm totaling approximately $1,102,000, $958,000, and $1,299,000 for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts were due to the legal firm at December 31, 1998, and $105,000 was due at December 31, 1997, which was included in Accounts Payable and Accrued Liabilities or Deferred Credits.

      During 1998, a wholly-owned subsidiary of the Company, LMS Shipmanagement, Inc. ("LMS"), entered into agreements with Belden Shipping Pte Ltd ("Belden") to provide ship management services beginning in 1999. The Company acquired a 37.5% interest in Belden during 1998 (SEE NOTE J).

NOTE F - COMMITMENTS AND CONTINGENCIES

COMMITMENTS
      As of December 31, 1998, 19 vessels that the Company owns or operates were under various contracts extending beyond 1998 and expiring at various dates through 2024. In addition, the Company also operates 111 jumbo river barges, 14 towboats, and certain terminal transfer equipment under a contract that is scheduled to expire in 2004 (See further discussion below regarding this contract). Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

      During 1998, the Company entered into a contract to hedge a portion of its estimated 1999 fuel purchases related to its LINER SERVICES segment (SEE NOTE
I). The contract is effective for one year beginning January 1, 1999, and is based on a notional amount (tons) of fuel. The contract requires that a payment be made for the difference between the contact rate, $75 per ton, and the market rate for the fuel. Settlement will be made monthly.

      Subsequent to year-end, the Company committed to the sale of certain real property located in the State of Louisiana for $3,500,000 in the first quarter of 1999. The Company expects to recognize a gain of approximately $2,000,000 on this sale.

      The Company also maintains lines of credit totaling $2,360,000 to cover standby letters of credit for membership in various shipping conferences.

CONTINGENCIES

      On December 15, 1998, the Company was notified that Seminole Electric Cooperative, Inc. ("Seminole") had filed suit against the Company's wholly owned subsidiary, Central Gulf Lines, Inc. ("CGL"), seeking a declaratory judgment that Seminole is entitled to terminate its performance under a long-term coal transportation agreement with CGL, subject to Seminole's obligation to pay "fair and lawful damages" to CGL. Seminole has also asked the court to determine the amount of damages payable to CGL as a result of termination of its performance. The suit was filed in the United States District Court for the Middle District of Florida (Case Number 98-2561-CIV-T-25B).

      The suit is in connection with an agreement entered into in 1981, which provides for CGL to transport for Seminole a minimum of 2.7 million tons of coal annually through the fourth quarter of 2004 by barge from Mt. Vernon, Indiana, to Port St. Joe, Florida. The agreement requires Seminole to pay for the water transportation segment of the contract on a rate or "cost-plus" basis and the transfer from barge to rail on a rate basis, and Seminole alleges that the cost of the contract exceeds the total cost of currently available all-rail transportation. After failing to negotiate a buy-out of the agreement with CGL, Seminole notified CGL on December 15, 1998, that it was terminating performance under the agreement, commencing alternative rail transportation, and commencing litigation to confirm its ability to terminate performance and to establish the damages owed to CGL as a result of such termination. Seminole's complaint states that it is "prepared to pay damages to CGL properly calculated to return to CGL the value of the profits that CGL otherwise would earn over the remaining term" of the agreement.

      CGL has disputed Seminole's right to terminate performance and has served a demand for arbitration pursuant to the terms of the agreement in which CGL seeks specific performance of the agreement for its remaining six-year term, and in the alternative, damages. Because of Seminole's admitted obligation to reimburse CGL for its lost profits, the Company does not believe that this dispute will have a material adverse effect on its financial condition or results of operations, even if Seminole is successful in terminating its performance under the agreement.

      In the normal course of its operations, the Company becomes involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries, and other matters. While the Company believes it has meritorious defenses against these claims, management has used significant estimates in determining the Company's potential exposure. Where appropriate, the Company has booked provisions, included in Deferred Credits: Claims and Other, to cover its potential exposure and anticipated recoveries from insurance companies, included in Other Assets. It is reasonably possible that a change in the Company's estimate of its exposure could occur. Although it is difficult to predict the costs of ultimately resolving such issues, the Company does not expect such costs will have a material effect on the Company's financial position or results of operations.

NOTE G - LEASES

      In 1988, the Company entered into direct financing leases of two foreign flag pure car carriers scheduled to expire in 2000. The Company sold one of these vessels at the end of 1998. In 1998, the Company entered into a direct financing lease of a foreign flag pure car/truck carrier expiring in the year 2018. The schedule of future minimum rentals to be received under these two remaining direct financing leases in effect at December 31, 1998, is as follows:

                                             Receivables Under
   (ALL AMOUNTS IN THOUSANDS)                   Financing Leases
                                              ----------------
    Year Ended December 31,

              1999 ...........................................        $  10,916
              2000 ...........................................            9,717
              2001 ...........................................            8,760
              2002 ...........................................            8,760
              2003 ...........................................            8,710
              Thereafter .....................................          111,560
                                                                      ---------
Total Minimum Lease Payments Receivable ......................          158,423
Estimated Residual Values of Leased Properties ...............           11,052
Less Unearned Income .........................................         (100,449)
                                                                      ---------
Total Net Investment in Direct
Financing Leases .............................................           69,026
    Current Portion ..........................................           (2,532)
                                                                      ---------
Long-Term Net Investment in Direct
    Financing Leases at December 31, 1998 ....................        $  66,494
                                                                      =========

      The Company entered into sale-leaseback agreements in 1991 and 1992 for a group of the Company's LASH barges. These leases meet the required criteria for a capital lease and are accounted for as such. The terms of the leases are 12 years. The capital leases are included in Vessels, Property, and Other Equipment as follows:

                                                   DECEMBER 31,     December 31,
(ALL AMOUNTS IN THOUSANDS)                             1998             1997
                                                     --------         --------
LASH barges ................................         $ 24,936         $ 24,936
Less Accumulated Depreciation ..............          (14,493)         (12,406)
                                                     ========         ========
            Total ..........................         $ 10,443         $ 12,530
                                                     ========         ========

      The following is a schedule, by year, of future minimum lease payments under capital leases, together with the present value of the minimum payments as of December 31, 1998:

                                                                  Payments Under
(ALL AMOUNTS IN THOUSANDS)                                        Capital Leases
                                                              ------------------
Year Ended December 31,

              1999 .........................................        $  4,507
              2000 .........................................           4,514
              2001 .........................................           5,414
              2002 .........................................           3,080
              2003 .........................................           2,125
                                                                    --------
                                                                      19,640
Less Amount Representing Interest ..........................          (4,641)
                                                                    --------
Present Value of Future Minimum
 Payments (BASED ON A WEIGHTED
 AVERAGE OF 10.39%) ........................................        $ 14,999
                                                                    ========

      The Company conducts certain of its operations from leased office facilities and uses certain data processing, transportation, and other equipment under operating leases expiring at various dates through 2008. Rent expense related to operating leases totaled approximately $5,028,000, $5,037,000, and $2,444,000 for the years ended December 31, 1998, 1997, and 1996, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 1998:

                                                                  Payments Under
(ALL AMOUNTS IN THOUSANDS)                                      Operating Leases
                                                               -----------------
Year Ended December 31,

              1999 ..........................................         $2,887
              2000 ..........................................          1,610
              2001 ..........................................          1,471
              2002 ..........................................          1,112
              2003 ..........................................            950
                                                                      ------
Total Future Minimum Payments ...............................         $8,030
                                                                      ======
NOTE H - DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

      The Company defers certain costs related to the acquisition of vessel operating contracts, the cost of placing vessels in service, the drydocking of vessels, and financing costs. The costs of vessel prepositioning are amortized over the applicable contract periods (generally 17 to 51 months). Deferred drydocking costs are amortized over the period between drydockings (generally two to five years). Financing charges are amortized over the life of the applicable debt involved. These deferred costs are all amortized based on a straight-line basis and are comprised of the following:

                                                    DECEMBER 31,    December 31,
     (ALL AMOUNTS IN THOUSANDS)                        1998             1997
                                                      -------          -------
Drydocking and
Prepositioning ...............................        $29,897          $30,737
Financing Charges and Other ..................          8,952            8,223
                                                      =======          =======
                                                      $38,849          $38,960
                                                      =======          =======

      The acquired contract cost represents the portion of the purchase price paid for Waterman Steamship Corporation applicable primarily to that company's maritime prepositioning ship contracts and operating differential subsidy agreements. The acquired contract costs relating to the operating differential subsidy agreements were fully amortized in the first quarter of 1997. The Company amortized acquired contract costs using the straight-line method over the contracts' useful lives ranging from seven to twenty-one years from the acquisition date.

NOTE I - SIGNIFICANT OPERATIONS

MAJOR CUSTOMERS

      The Company has several medium to long-term contracts related to the operations of various vessels (SEE NOTE F), from which revenues represent a significant amount of the Company's total revenue. Revenues from the contracts with the United States Military Sealift Command ("MSC") were $75,872,000, $72,444,000, and $69,605,000 for the years ended December 31, 1998, 1997, and
1996, respectively. Additionally, the Company operates four U.S. flag LASH vessels on subsidized liner service. Revenues, including subsidy revenue, from this operation were $126,524,000, $125,323,000, and $131,859,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

CONCENTRATIONS

      A significant portion of the Company's traffic receivables are due from contracts with MSC and transportation of government sponsored cargo. There are no other concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 1998 or 1997.

      With only minor exceptions related to personnel aboard certain foreign flag vessels, most of the Company's shipboard personnel are covered by collective bargaining agreements. The Company is renegotiating certain of these agreements, covering 20% of the Company's shipboard personnel, that expired during 1998. The Company is currently operating under an extension of these agreements and while the Company expects to finalize the negotiations soon, no assurance can be given that the agreements will include terms and conditions consistent with those contained in the current agreements.

GEOGRAPHIC INFORMATION

      The Company has operations in several principal markets, including international service between the U.S. Gulf and East Coast ports and ports in the Middle East, Far East, and northern Europe, and domestic transportation and services along the Mississippi River and U.S. Gulf Coast. Revenues attributable to the major geographic areas of the world are presented in the following table. Revenues for the TIME CHARTER CONTRACTS and CONTRACTS OF AFFREIGHTMENT are assigned to region based on the location of the customer. Revenues for the LINER SERVICES are presented based on the location of the ports serviced by this segment. Because the Company operates internationally, most of its assets are not restricted to specific locations. Accordingly, an allocation of identifiable assets to specific geographic areas is not possible.

                                                     Year ended December 31,
(ALL AMOUNTS IN THOUSANDS)                        1998        1997        1996
                                                --------    --------    --------
United States ..............................    $140,750    $143,627    $142,198
Asian countries ............................      45,809      43,462      38,863
Liner services operating between:
       U.S. Gulf / East Coast ports and
         ports in South Asia ...............     126,524     125,323     131,859
       U.S. Gulf / East Coast ports and
         ports in Northern Europe ..........      68,044      74,164      61,259

Other countries ............................       3,021       4,480       4,748
                                                --------    --------    --------
                                                $384,148    $391,056    $378,927
                                                ========    ========    ========

OPERATING SEGMENTS

      The Company's three operating segments are identified primarily based on the characteristics of the contracts or terms under which its fleet of vessels and barges are operated. The Company also reports an OTHER category that includes results of several of the Company's subsidiaries that provide ship charter brokerage, agency, barge fleeting and other specialized services primarily to the Company's operating segments described below. Also included in the OTHER category are corporate related items, results of insignificant operations, and income and expense items not allocated to reportable segments. Each of the reportable segments is managed separately as each requires different resources depending on the nature of the contract or terms under which each vessel within the segment operates. The Company's operating segments are identified and described below.

      LINER SERVICES: A liner service operates a vessel or vessels on an established trade route with regularly scheduled sailing dates. The Company receives revenues for the carriage of cargo within the established trading area and pays the operating and voyage expenses incurred. The Company's LINER SERVICES include a U.S. flag liner service between U.S. Gulf and East Coast ports and ports in South Asia and a foreign flag transatlantic liner service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

      TIME CHARTER CONTRACTS: These are contracts by which the charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but the Company retains operations control over the vessel. Typically, the Company fully equips the vessel and is responsible for normal operating expenses, repairs, wages and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. The Company's time charter contracts include those by which the Military Sealift Command charters LASH, Roll-On/Roll-Off, and Ice-Strengthened Multi-Purpose Vessels for contracts of varying terms. Also included in this segment are contracts with car manufacturers for three Pure Car Carriers and two Pure Car/Truck Carriers and with an electric utility for a conveyor-equipped, self-unloading coal carrier. Additionally, the Company's Cape-Size Bulk Carrier currently operating in the spot market is included in this segment.

      CONTRACTS OF AFFREIGHTMENT ("COA"): These are contracts by which the Company undertakes to provide space on its vessel(s) for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical area in return for the payment of an agreed amount per unit of cargo carried. Generally, the Company is responsible for all operating and voyage expenses. The Company's COA segment includes a coal transportation contract with a Florida-based electric utility (SEE NOTE F), a sulphur transportation contract with a major sulphur producer, and a contract to provide ocean transportation services to a major mining company at its mine in West Irian Jaya, Indonesia.

The following table presents information about segment profit and segment assets. The Company does not allocate interest income, administrative and general expenses, or income taxes to its segments. Intersegment revenues are based on market prices and include revenues earned by subsidiaries of the Company that provide specialized services to the operating segments.

                                                         Time
                                                             Liner           Charter      Contracts of
(ALL AMOUNTS IN THOUSANDS)                                  Services        Contracts     Affreightment      Other          Total
------------------------------------------------------------------------------------------------------------------------------------
1998
REVENUES FROM EXTERNAL CUSTOMERS ....................        $194,568        $125,558        $ 56,154        $ 7,868        $384,148
INTERSEGMENT REVENUES ...............................            --              --              --           36,676          36,676
GROSS VOYAGE PROFIT BEFORE DEPRECIATION .............          34,215          44,597          19,134          4,301         102,247
DEPRECIATION AND AMORTIZATION .......................          18,760          32,427           7,789          1,326          60,302
INTEREST EXPENSE ....................................           6,246          12,452           8,897          1,143          28,738
IMPAIRMENT LOSS .....................................            --             7,000            --             --             7,000
GAIN ON SALE OF VESSEL ..............................            --             7,762            --             --             7,762
SEGMENT PROFIT BEFORE INTEREST INCOME
     ADMINISTRATIVE AND GENERAL
     EXPENSES AND TAXES .............................          15,037          15,695           3,648          2,435          36,815
SEGMENT ASSETS ......................................         118,257         275,882         141,058         21,076         556,273
EXPENDITURES FOR SEGMENT ASSETS .....................          19,410         104,183           4,415          3,005         131,013
------------------------------------------------------------------------------------------------------------------------------------
1997
Revenues from external customers ....................        $199,487        $121,540        $ 60,406        $ 9,623        $391,056
Intersegment revenues ...............................            --              --              --           35,565          35,565
Gross voyage profit before depreciation .............          22,583          42,624          21,903          2,862          89,972
Depreciation and amortization .......................          18,114          32,383           7,288          1,213          58,998
Interest expense ....................................           6,301          10,942           9,287          1,124          27,654
Segment profit before interest income
     administrative and general
     expenses and taxes .............................           4,408          16,345           6,088            908          27,749
Segment assets ......................................         112,519         222,462         144,390         21,403         500,774
Expenditures for segment assets .....................          14,444          16,547           1,274          5,726          37,991
------------------------------------------------------------------------------------------------------------------------------------
1996
Revenues from external customers ....................        $193,118        $117,098        $ 61,108        $ 7,603        $378,927
Intersegment revenues ...............................            --              --              --           31,585          31,585
Gross voyage profit before depreciation .............          29,163          41,873          22,473          6,023          99,532
Depreciation and amortization .......................          16,699          26,846           6,660          1,688          51,893
Interest expense ....................................           7,100          11,152           9,334            942          28,528
Segment profit before interest income
     administrative and general
     expenses and taxes .............................          10,965          16,273           6,826          4,356          38,420
Segment assets ......................................         128,163         235,354         149,038         18,881         531,436
Expenditures for segment assets .....................          24,919          33,027          34,929          3,153          96,028
------------------------------------------------------------------------------------------------------------------------------------

      Following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

(ALL AMOUNTS IN THOUSANDS)
                                                                                          For the year ended December 31,
PROFIT:                                                                            1998                  1997               1996
                                                                                  --------             --------           --------
Total profit loss for reportable segments ...........................             $ 36,815             $ 27,749           $ 38,420
Unallocated amounts:
       Interest income ..............................................                1,569                1,458              1,935
       Administrative and general expenses ..........................               26,406               25,454             26,256
                                                                                  --------             --------           --------
Income before income taxes and extraordinary items ..................             $ 11,978             $  3,753           $ 14,099
                                                                                  ========             ========           ========

                                                                                 December 31 ,      December 31,        December 31,
ASSETS:                                                                             1998                1997                1996
                                                                                  --------             --------           --------
Total assets for reportable segments ................................             $556,273             $500,774           $531,435
Unallocated amounts .................................................              133,531              117,430            130,161
                                                                                  --------             --------           --------
                                                                                  $689,804             $618,204           $661,596
                                                                                  ========             ========           ========

      Unallocated assets include Current Assets of $119,214,000, $107,800,000, and $123,200,000, as of December 31, 1998, 1997, and 1996, respectively. The Company manages its Current Assets on a corporate rather than segment basis.

NOTE J - UNCONSOLIDATED ENTITIES

      During 1998, the Company acquired 37.5% interest in Belden for approximately $3.4 Million. Belden owns three companies that own and operate one cement carrying vessel each under medium to long-term contracts. The Company's portion of Belden's earnings from the date of the investment until December 31, 1998, was not material. LMS, a wholly-owned subsidiary of the Company, will be providing ship management services for Belden beginning in 1999.

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

NOTE K - SUPPLEMENTAL CASH FLOW INFORMATION

                                                   Year Ended December 31,
(ALL AMOUNTS IN THOUSANDS)                     1998          1997         1996
                                             -------       -------       -------
Non-Cash Investing and Financing
Activities:
       Current Liabilities to be
         Refinanced ..................          --         $22,511       $ 7,680

Cash Payments:
       Interest Paid .................       $27,380       $26,818       $27,853
       Taxes Paid ....................         4,319         3,321        13,723

      During 1998, the Company sold one of its foreign flag pure car carriers for $18,200,000 of which $15,200,000 was received in cash and $3,000,000 in the form of a four year promissory note.

      For purposes of the accompanying consolidated statements of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

      The estimated fair values of the Company's financial instruments and derivatives are as follows (asset/(liability)):

                                DECEMBER 31,                 December 31,
                                  1998                          1997
                                CARRYING      FAIR       CARRYING       FAIR
(ALL AMOUNTS IN THOUSANDS)       AMOUNT       VALUE        AMOUNT       VALUE
                               ---------    ---------    ---------    ---------
Foreign Currency Contracts .        --           --           --      $     (80)
Commodity Swap Contract ....        --      $    (593)        --           --
Long-Term Debt .............   $(366,552)   $(380,927)   $(307,700)   $(315,258)

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

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

      The carrying amount approximates fair value for each of these instruments. The Company has categorized all marketable securities as available-for-sale.

FOREIGN CURRENCY CONTRACTS

      The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The term of the currency derivatives is rarely more than one year. The Company had entered into various forward purchase contracts for Singapore Dollars totaling $1,188,022 and $859,000 U.S. Dollar equivalents to hedge against future payments due for drydocking cost as of December 31, 1998 and 1997, respectively. Gains or losses on forward exchange contracts which hedge exposures on firm foreign currency commitments are deferred and recognized as adjustments to the bases of those assets. As of December 31, 1998 and 1997, the Company was also a party to forward sales contracts in various currencies totaling $2,195,000 and $2,304,000 U.S. Dollar equivalents, respectively. Gains and losses on these contracts are recognized in net income of the period in which the exchange rate changes.

COMMODITY CONTRACT

      During 1998, the Company entered into a commodity swap with a commercial bank for a portion of its estimated 1999 fuel purchases to manage the risk associated with changes in fuel prices. The contract is effective for one year beginning January 1, 1999, and is for 60,000 tons of fuel. The contract requires that a payment be made for the difference between the contact rate of $75 per ton and the market rate for the fuel on each settlement date. The fair value of this commodity swap is the estimated amount that the bank would have received to terminate the contract as of December 31, 1998.

LONG-TERM DEBT

      The fair value of the Company's debt is estimated based on quoted market prices for the publicly listed Senior Notes and the current rates offered to the Company on other outstanding obligations.

AMOUNTS DUE FROM RELATED PARTIES

      The carrying amount of these notes receivable approximated fair market value as of December 31, 1998 and 1997. Fair market value takes into consideration the current rates at which similar notes would be made.

RESTRICTED INVESTMENTS

      The carrying amount of these investments, which were included in Cash and Cash Equivalents and Marketable Securities, approximated fair market value as of December 31, 1998 and 1997, based upon current rates offered on similar instruments.

NOTE M - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Following are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities for the periods indicated.

                                                    DECEMBER 31,    December 31,
(ALL AMOUNTS IN THOUSANDS)                             1998             1997
                                                      -------         -------
Accrued Voyage Expenses ........................      $28,144         $27,257
Trade Accounts Payable .........................        8,329           8,408
Accrued Interest ...............................        8,432           8,181
Self-Insurance Liability .......................        6,627           6,278
Accrued Salaries and Benefits ..................        2,218           1,400
Accrued Vessel Costs ...........................          396             211
                                                      -------         -------
                                                      $54,146         $51,735
                                                      =======         =======

NOTE N-QUARTERLY FINANCIAL INFORMATION - (UNAUDITED)

                                                                         Quarter Ended
                                                ------------------------------------------------------------------
                                                March 31             June 30           Sept. 30           Dec. 31
                                                --------            --------           --------           --------
                                                         (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------
1998 REVENUE ..............................     $ 93,498            $ 94,988           $ 98,605           $ 97,057
     EXPENSE ..............................       79,435              78,433             81,835             86,654
     GROSS VOYAGE PROFIT ..................       14,063              16,555             16,770             10,403
     INCOME BEFORE EXTRAORDINARY ITEM .....          768               1,777              1,976              2,784
     EXTRAORDINARY ITEM ...................       (1,029)               --                 --                 --
     NET (LOSS) INCOME ....................         (261)              1,777              1,976              2,784
     EARNINGS (LOSS) PER COMMON
       SHARE:
               BASIC AND DILUTED:
                 INCOME BEFORE
                 EXTRAORDINARY ITEM .......         0.11                0.27               0.29               0.42
               EXTRAORDINARY ITEM .........        (0.15)               --                 --                 --
               NET (LOSS) INCOME ..........        (0.04)               0.27               0.29               0.42
------------------------------------------------------------------------------------------------------------------
1997 Revenue ..............................     $ 89,994            $102,520           $100,309           $ 98,233
     Expense ..............................       75,420              88,021             87,195             85,017
     Gross Voyage Profit ..................       14,574              14,499             13,114             13,216
     Net Income ...........................          593                 677                405                480
     Earnings per Common Share:
               Basic and Diluted:
               Net Income .................         0.09                0.10               0.06               0.07
------------------------------------------------------------------------------------------------------------------
1996 Revenue ..............................     $ 95,235            $ 97,775           $ 90,418           $ 95,499
     Expense ..............................       78,088              80,316             73,655             79,920
     Gross Voyage Profit ..................       17,147              17,459             16,763             15,579
     Income Before Extraordinary Item .....        2,248               2,685              2,053              1,650
     Extraordinary Item ...................         --                  --                 --                 (813)
     Net Income ...........................        2,248               2,685              2,053                837
     Earnings per Common Share:
               Basic and Diluted:
               Income Before
                 Extraordinary Item .......         0.34                0.40               0.31               0.24
               Extraordinary Item .........         --                  --                 --                (0.12)
               Net Income .................         0.34                0.40               0.31               0.12
------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS FOR EACH QUARTERLY PERIOD OF 1997 AND 1998

(Source:  New York Stock Exchange)

                                                        Cash
                                                      Dividends
    1997             High              Low              Paid
--------------    ------------    ---------------    ------------

1st Quarter       19              16  7/8            .0625/Share
2nd Quarter       17  1/2         16  3/4            .0625/Share
3rd Quarter       18  1/4         16                 .0625/Share
4th Quarter       18  5/16        16  5/8            .0625/Share

                                                        Cash
                                                      Dividends
    1998             High              Low              Paid
--------------    ------------    ---------------    ------------

1st Quarter       17  1/4         16  1/16           .0625/Share
2nd Quarter       17  5/16        16  1/16           .0625/Share
3rd Quarter       16  1/2         14  1/2            .0625/Share
4th Quarter       16  5/8         14 11/16           .0625/Share

Approximate Number of Common Stockholders of Record at February 26, 1999: 737

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders of International Shipholding Corporation:

     We have audited the accompanying consolidated balance sheets of International Shipholding Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholder's investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Shipholding Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                     /s/  Arthur Anderson LLP
New Orleans, Louisiana
January 18, 1999